SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

RECEIVED
2007 JUN 25 A 6:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 21, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

07024665

PROCESSED
JUN 28 2007
THOMSON
FINANCIAL

Hyo Jung Lim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) hj4.lim@samsung.com

SAMSUNG
ELECTRONICS

Quarterly Report for the First Quarter of 2007

Enclosed quarterly report pursuant to article 186-3 of the Korea Securities Exchange Act, for the period between January 1 and March 31, 2007

This report outlines corporate overview, business operation, financial information, audit report, corporate governance and affiliates, stock information, management and employees, and related-party transactions.

☐ **Table of Contents**

III. Financial Information

1. Financial Summary
2. Notes to Financial Statements
3. Accounting Information
4. Financial Statements
5. Consolidated Financial Statements.
6. Financial Condition by Division
7. Financial Statements Before and After Merger & Acquisition

IV. Audit Report

1. Independent Auditor (Accountants)s' Report
2. Auditor Compensation for the Past Three Fiscal Years
3. Others

V. Corporate Governance and Affiliates

1. Corporate Governance
2. Affiliates
3. Equity Investment

VI. Stock Information

1. Shareholder Composition
2. Stock-Related Administration
3. Stock Performance and Transactions for the Last Six Months

VII. Management and Employees

1. Management
2. Employees
3. Labor Union
4. Accountants and Legal Experts

VIII. Related Party Transaction

IX. Appendix

X. Others

※ The material information in the quarterly report for Q1 '07 is as follows:

□ Q1'07 Treasury Stock Disposal

- In Q1'07, Samsung Electronics provided 143,074 shares of treasury stock (common shares) to option holders.
- Samsung Electronics holds 21,197,610 common shares and 2,979,693 preferred shares in treasury stock as of March 31, 2007 (18,540,684 common shares and 2,579,693 preferred shares as of December 31, 2006).

□ Production Capability

(Unit: thousand)

Business Division	Product	Manufacturing site	Q1'07 (Jan. 1 to Mar. 31, 2007)	FY2006 (Jan. 1 to Dec. 31, 2006)	FY2005 (Jan. 1 to Dec. 31, 2005)
			Volume	Volume	Volume
Digital Media	CTV	Suwon	394	1,705	1,822
	Monitor	Suwon	17	248	532
	DVD Combo	Suwon	-	795	1,683
	Laser PRT	Gumi	68	312	461
Telecommunications	HHP	Gumi	19,500	81,070	77,410
Semi-conductor	Memory	Giheung, Whaseong	2,566,000	6,453,000	2,958,000
	LSI	Giheung	867,000	3,251,000	2,473,000
	HDD	Gumi	12,032	50,281	38,000
	DVD-W	Suwon	-	-	1,003
LCD	TFT-LCD	Giheung, Cheonan, Tangjeong	46,400	162,900	120,100

- Due to transfer of production lines, production capabilities in Home Appliance, Digital Media (D/P and N/P) and Semiconductor (DVD-W) are shown as zero on a parent basis.

□ Sales by Major Product

(Unit: 100 million KRW)

Category		Q1'07 (Jan. 1 to Mar. 31, 2007)	Q1'06 (Jan. 1 to Mar.31, 2006)	FY 2006 (Jan. 1 to Dec. 31, 2006)
CTV	Exports	2,717	3,398	15,519
	Domestic sales	2,482	2,047	9,646
	Total	5,199	5,445	25,165
Monitor	Exports	861	883	4,125
	Domestic sales	908	991	3,198
	Total	1,769	1,874	7,323
Computer	Exports	388	336	897
	Domestic sales	3,591	3,121	10,652
	Total	3,979	3,457	11,549
HHP	Exports	33,802	37,799	144,294
	Domestic sales	9,010	6,109	27,635
	Total	42,812	43,908	171,929
System	Exports	1,068	945	5,221
	Domestic sales	2,147	1,057	5,190
	Total	3,215	2,002	10,411
Memory	Exports	31,457	30,384	136,272
	Domestic sales	1,556	1,955	7,584
	Total	33,013	32,339	143,856
LCD	Exports	25,208	23,517	104,570
	Domestic sales	3,234	3,273	12,453
	Total	28,442	26,790	117,022
LSI	Exports	5,072	4,285	19,667
	Domestic sales	601	588	2,411
	Total	5,673	4,873	22,078
Refrigerator	Exports	1,642	1,324	6,092
	Domestic sales	1,411	1,331	7,922
	Total	3,053	2,655	14,014
HDD	Exports	5,483	5,471	22,769
	Domestic sales	458	436	1,420
	Total	5,941	5,907	24,189

□ R&D Expense

(Unit: million KRW)

Category		Q1'07 (Jan. 1 to Mar. 31, 2007)	FY 2006 (Jan. 1 to Dec. 31, 2006)	FY 2005 (Jan. 1 to Dec. 31, 2005)
Material cost		83,058	362,278	459,897
Labor cost		331,268	1,164,209	898,281
Depreciation cost		48,848	183,818	167,927
Outsourcing cost		144,458	691,703	829,772
Others		877,881	3,174,293	3,053,895
Total R&D expense		1,485,513	5,576,301	5,409,771
Accounting breakdown	SG&A	890,549	3,302,337	3,133,216
	COGS	594,964	2,273,964	2,276,555
	R&D expense (intangible assets)	-	-	-
Total R&D expense/sales ratio (total R&D expense ÷ sales x 100)		10.3%	9.5%	9.4%

SAMSUNG
삼성전자

RECEIVED
2007 JUN 25 A 6:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

80

제 39 기

분 기 보 고 서

2007년 1월 1일부터
2007년 3월 31일까지

삼성전자주식회사

SAMSUNG
삼성전자

80

제 39 기
분 기 보 고 서

2007년 1월 1일부터
2007년 3월 31일까지

삼성전자주식회사

분 기 보 고 서

(제 39 기 1 분기)

사업연도	2007년 01월 01일	부터
	2007년 03월 31일	까지

금융감독위원회 귀중
한국증권거래소

증권거래법 제186조의3의 규정에 의하여 분기보고서를 제출합니다.

2007년 5월 15일

회 사 명 : 삼성전자주식회사
대표이사 : 윤 종 용 (인)
본점소재지 : 경기도 수원시 영통구 매탄3동 416번지
(전화번호) 031-200-1114
작성책임자 : (직책) 재경팀장 부사장 (성명) 최 외 홍 (인)
(전화번호) 02-727-7438

목 차

I. 회사의 개황

대표이사등의 확인 · 서명

확 인 서

우리는 당사의 대표이사 및 신고업무담당이사로서 이 분기보고서의 기재내용에 대해 상당한 주의를 다하여 직접 확인 · 검토한 결과, 중요한 기재사항의 기재 또는 표시의 누락이나 허위의 기재 또는 표시가 없고, 이 분기보고서에 표시된 기재 또는 표시사항을 이용하는 자의 중대한 오해를 유발하는 내용이 기재 또는 표시되지 아니하였음을 확인합니다.

또한, 당사는 「주식회사의외부감사에관한법률」 제2조의2 및 제2조의3의 규정에 따라 내부회계관리제도를 마련하여 운영하고 있음을 확인합니다.(「주식회사의외부감사에관한법률」 제2조에 의한 외감대상법인에 한함)

2007. 5. 15

삼성전자 주식회사

대표이사 윤 종 용 (서명)

신고업무담당이사 최 도 석 (서명)

대표이사등의 확인 · 서명

확 인 서

우리는 당사의 대표이사 및 신고업무담당이사로서 이 분기보고서의 기재내용에 대해 상당한 주의를 다하여 직접 확인 · 검토한 결과, 중요한 기재사항의 기재 또는 표시의 누락이나 허위의 기재 또는 표시가 없고, 이 분기보고서에 표시된 기재 또는 표시사항을 이용하는 자의 중대한 오해를 유발하는 내용이 기재 또는 표시되지 아니하였음을 확인합니다.

또한, 당사는 「주식회사의외부감사에관한법률」 제2조의2 및 제2조의3의 규정에 따라 내부회계관리제도를 마련하여 운영하고 있음을 확인합니다.(「주식회사의외부감사에관한법률」 제2조에 의한 외감대상법인에 한함)

2007. 5. 15

삼성전자 주식회사

대표이사 윤 종 용 (서명)

신고업무담당이사 최 도 석

대표이사등의 확인· 서명

I. 회사의 개황

1. 회사의 목적

가. 회사가 영위하는 목적사업

목 적 사 업	비 고
1. 전자전기기계기구 및 관련기기와 그 부품의 제작, 판매, 수금대행 및 임대,서비스업 2. 통신기계기구 및 관련기기와 그 부품의 제작, 판매, 수금대행 및 임대, 서비스업 3. 의료기기의 제작 및 판매업 4. 광디스크 및 광원응용기계기구와 그 부품의 제작, 판매, 서비스업 5. 광섬유, 케이블 및 관련기기의 제조, 판매, 임대, 서비스업 6. 전자계산조직 및 동 관련제품의 제조, 판매, 수금대행 및 임대, 서비스업 7. 저작물, 컴퓨터프로그램 등의 제작, 판매, 임대업 8. 노우하우 기술의 판매, 임대업 9. 정보통신시스템에 관련된 구성 및 운영과 역무의 제공 10. 자동제어기기 및 응용설비의 제작, 판매, 임대, 서비스업 11. 공작기계 및 부품의 제작, 판매, 임대, 서비스업 12. 계량기, 측정기 등의 교정검사업 및 제작, 판매업 13. 반도체 및 관련제품의 제조, 판매업 14. 반도체 제조장치의 제조, 판매업 15. 반도체제조를 위한 원부자재의 제조, 판매업 16. 전 각항의 기술용역, 정보통신공사업 및 전기공사업 17. 기타 기계기구의 제작 및 판매업 18. 합성수지의 제조, 가공 및 판매업 19. 금을 제외한 금속의 제련가공 및 판매업 20. 수출입업 및 동 대행업 21. 경제성식물의 재배 및 판매업 22. 부동산업 23. 물품매도 확약서 발행업 24. 주택사업 임대 및 분양 25. 운동, 경기 및 기타 관련사업 26. 전동기, 발전기 및 전기변환장치 제조업 27. 전기공급 및 제어장치 제조업 28. 교육 서비스업 및 사업관련 서비스업 29. 각항에 관련된 부대사업 및 투자	

나. 자회사가 영위하는 목적사업

- 해당사항 없음

다. 향후 추진하고자 하는 사업

- 분기보고서 제출일 현재 이사회 결의 또는 주주총회 결의 등을 통하여 향후 추진하기로 결정된 사업은 없음.

2. 회사의 연혁

가. 당해 회사의 연혁

(1) 설립 이후의 변동상황

1969.01.13 삼성전자공업주식회사 설립
1975.06.11 기업공개
1978.07.28 SEA(미국현지판매법인) 설립
1982.09.13 포루투칼 현지법인 CTV 공장 생산 개시
1983.12.27 SII(미국현지생산법인) 설립
1984.12.04 SII(미국현지생산법인) 공장 준공
1985.12.19 국내 제 1호 해외전환사채 발행
1987.01.05 주권병합(액면가 5,000원)
1987.10.01 SEMUK(영국현지생산법인) 공장 준공
1988.05.18 미국 마이크로파이브사(MFC)인수
1988.10.01 프랑스 빠이오사와 합작회사(SEF) 설립
1988.10.17 태국 합작회사(THAI - SAMSUNG CO.) 설립
1988.10.21 SAMEX(멕시코현지생산법인) 공장 준공
1989.03.14 SMI(인도네시아생산법인) 설립
1989.03.24 SETAS(터어키합작생산법인) 설립
1989.05.30 헝가리에 국내 최초 현지공장 설립 계약
1989.06.20 컴퓨터사업부문 별도 부문으로 독립
1990.06.15 SEH(헝가리 현지생산법인)공장 준공
1990.06.19 SESA(스페인 현지생산법인) 공장 준공
1990.12.21 SEMA(말레이지아 현지생산법인) 공장 준공
1991.04.19 소련 전자교환기 합작공장설립 계약
1992.10.29 국내 민간업체 최초로 양키본드 발행
1992.12.05 전사 통합경영 체제로 조직개편
1993.05.03 반도체 분야의 세계적인 기업 미국의 HMS사 인수
1993.06.03 16M DRAM 반도체 양산공장 준공
1994.01.05 포루투칼에 반도체 합작공장 설립
1994.03.01 중국 첸진에 CTV 공장 설립
1994.08.02 광주 하남공단 착공

1995.01.05	미 IGT사(ATM 전문회사) 인수
1995.02.28	미 AST사(컴퓨터제조업체)지분 40.25%인수
1995.09.22	1억 8천 9백만불 FRN 발행
1995.11.02	1억 5천만불 DR 발행
1996.05.03	광주 제 2공장 착공
1997.02.15	인텔사, 오스틴 반도체 공장에 지분 10% 참여
1998.06.10	반도체 장비 부품제조업체 IPC사(미Long's사와 합작) 설립
1999.01.21	인텔사, 삼성전자에 1억불 투자
1999.04.09	반도체 장비 합작사 설립(회사명 : B.M.A)
1999.07.30	애플사, 삼성전자에 1억불 투자
2000.02.08	전략시스템사업부문 삼성톰슨CSF에 양도
2000.05.03	세계최대 전자상거래 회사 ehitex.com설립 공동참여
2001.01.15	TFT-LCD 3년 연속 세계1위
2001.01.19	휴대폰생산 5천만대 돌파
2001.02.19	세계 첫 0.13 미크론 8M 저전력S램 개발
2001.03.22	삼성전자- DELL사 전략적 제휴체결
2001.04.04	플립칩 패키지 기술 국산화 성공
2001.06.26	최고권위 IDEA 디자인전에서 최다수상
2001.07.18	삼성전자-AOL 타임워너 전략적 제휴 체결
2001.08.14	전세계 해외법인 ERP시스템 구축 완료
2001.08.22	세계 최대 40인치 TFT-LCD 개발
2001.09.21	삼성 휴대폰, 전세계 GSM 규격 공인 취득
2001.11.12	중국 CDMA 시범망 공급업체 선정
2001.12.04	삼성전자 브랜드가치 국내 1위(8조 8천억)
2001.12.20	디지털 이노베이션 대상(국무총리상) 수상
2002.02.22	모니터用 19인치 TFT-LCD 양산
2002.02.26	업계 첫 12인치 256메가 양산 출하
2002.03.19	512M DDR D램, 업계최초 인텔社 인증 획득
2002.04.12	PDA용 고성능 CPU 개발
2002.06.05	70나노급 반도체 신공정 개발
2002.06.16	세계 IT 100대 기업 1위 선정
2002.08.01	MS社와 PDA用 CPU 운영체계 기술제휴

2002.09.17	세계 최초 나노 메모리 상용화
2002.10.17	모바일용 F램 업계 최초 개발
2002.11.01	세계 최소 두께 PDP-TV 출시
2002.11.08	1GHz 램버스 D램 업계 최초 양산
2002.11.21	Asia Award 2002, 주주가치 제고 아시아 최고기업 선정
2002.12.06	PC '미디어센터' 개발 발표
2002.12.27	디지털TV용 세계 최대 54인치 TFT-LCD 개발
2003.01.20	4기가 바이트 DDR 모듈 업계 최초 출시
2003.02.04	시스템 인 패키지 모바일 솔루션 개발
2003.02.05	전자업계 최초로 해외 전법인 거래 자동화 시스템 구축
2003.02.13	The Asset誌, 기업 지배구조 최우수 회사로 선정
2003.02.18	독일 인피니언과 스마트폰용 반도체 솔루션 공동개발
2003.02.25	Fortune誌 선정 전자업계 존경받는 기업 5위 선정
2003.03.05	NAND플래시, 휴대폰 시장에 본격 진출
2003.03.06	TDMA 컬러폰 업계 첫 출시
2003.03.10	CCD 방식 30만화소 카메라폰 출시
2003.03.11	2002년 세계 3위 휴대폰 업체로 부상
2003.04.10	디지털TV, 『自然映像』 DNIe 新技術 발표
2003.05.05	美 오스틴 반도체 공장 대규모 투자 발표
2003.05.28	LCD 7세대라인 규격 확정
2003.06.20	노트PC용 DDR400 모듈 업계 첫 양산
2003.06.26	DHWG (Digital Home Working Group) 이사회 참여
2003.07.03	3세대 휴대폰용 핵심칩 개발
2003.09.05	제 4세대 광기록기술 개발
2003.09.09	세계 최초 환경친화 HDD 개발
2003.09.23	무선인터넷用 SoC 개발
2003.09.24	세계 최초 지상파 DMB 수신기 개발
2003.09.29	세계 최초 70나노 4기가 NAND 플래시 개발
2003.10.21	세계 최초 DAB 방송수신用 홈시어터 출시
2003.11.23	본점 소재지 수원시 팔달구 매탄동 416에서 수원시 영통구 매탄동 416으로 소재지 이동없이 구만 변경됨.

(2) 상호의 변경

1984.02.28 삼성전자주식회사로 상호변경

변경사유 : 1984년 2월 28일자 정기주주총회 결의에 의거 상호를
삼성전자공업주식회사에서 삼성전자주식회사로 변경

(3) 합병, 분할(합병), 포괄적 주식교환·이전, 중요한 영업의 양수·도 등

결산일로부터 과거 10년 동안 합병, 분할(합병), 포괄적 주식교환·이전, 및 중요한 영업의 양수·도에 해당하는 사항 없음

(4) 생산설비의 변동

2007.01.22 메모리 라인 증설

2007.01.22 메모리 라인 Upgrade 및 증설 투자

※ 상기 생산설비의 변동일자는 생산설비 투자에 대한 경영위원회 결의일임

(5) 경영활동과 관련된 중요한 사실의 발생

2007.01.04 업계 최초 50나노 16기가 낸드 샘플 공급

2007.01.05 세계 최초 리얼더블사이드 LCD 개발

2007.02.23 퓨전 메모리 원낸드 생산 1억개 돌파

2007.03.02 세계 최초 60나노급 1기가 D램 양산

2007.03.13 슬로바키아 LCD 모듈라인 투자 계약 체결

2007.04.24 세계 최초 차세대 패키지 기술 D램 적용 성공

2007.04.30 세계 최초 50나노급 16기가 낸드 양산 개시

2007.05.11 세계 최초 65나노 DTV용 수신칩 개발

나. 회사가 속해 있는 기업집단

(1) 기업집단의 명칭

① 기업집단의 명칭 : 三星

② 기업집단의 지배자 : 李 健 熙

(2) 기업집단에 소속된 회사

(2007.3.31 현재)

구 분	회사수	회 사 명
상장사	15	삼성물산, 제일모직, 삼성전자, 삼성에스디아이,삼성테크윈, 삼성전기, 삼성중공업,호텔신라, 삼성화재해상보험, 삼성증권, 삼성정밀화학, 삼성엔지니어링, 에스원, 제일기획, 크레듀
비상장사	43	삼성코닝, 삼성에버랜드, 삼성석유화학, 삼성라이온즈, 삼성경제연구소, 삼성에스디에스, 삼성네트웍스, 삼성종합화학, 삼성토탈, 삼성광주전자, 스테코, 삼성탈레스, 세메스, 삼성코닝정밀유리, 세크론, 서울통신기술, 삼성전자서비스, 리빙프라자, 블루텍, 삼성전자로지텍, 한덕화학, 글로벌텍, 아이마켓코리아, 씨브이네트, 케어캠프, 이삼성인터내셔널, 올앳, 시큐아이닷컴, 가치네트, 오픈타이드코리아, 삼육오홈케어, 삼성벤처투자, 삼성선물, 삼성화재손해사정서비스, 삼성투자신탁운용, 삼성생명보험, 삼성카드, 생보부동산신탁, 애니카자동차손해사정서비스, 인터내셔널사이버마케팅, 에스엘시디, 에스디플렉스, 에스이에이치에프코리아
計	58	

3. 자본금 변동상황

가. 자본금 변동상황

(1) 증자현황

(단위 : 원, 주)

주식발행일자	발행형태	발행한 주식의 내용				
		종류	수량	주당 액면가액	주당 발행가액	비고
2004년 01월 02일	전환권행사	보통주	113,552	5,000	108,465	
2004년 01월 07일	전환권행사	보통주	82,460	5,000	108,465	
2004년 01월 07일	전환권행사	보통주	13,518	5,000	108,465	
2004년 01월 07일	전환권행사	보통주	28,009	5,000	108,465	
2004년 01월 08일	전환권행사	보통주	38,121	5,000	108,465	
2004년 01월 12일	전환권행사	보통주	6,434	5,000	108,465	
2004년 01월 12일	전환권행사	보통주	32,443	5,000	108,465	
2004년 01월 13일	전환권행사	보통주	16,221	5,000	108,465	
2004년 01월 13일	전환권행사	보통주	11,950	5,000	108,465	
2004년 01월 15일	전환권행사	보통주	25,576	5,000	108,465	
2004년 01월 20일	전환권행사	보통주	4,542	5,000	108,465	
2004년 01월 20일	전환권행사	보통주	21,629	5,000	108,465	
2004년 01월 20일	전환권행사	보통주	15,897	5,000	108,465	
2004년 01월 20일	전환권행사	보통주	35,147	5,000	108,465	

주식발행일자	발행형태	발행한 주식의 내용				
		종류	수량	주당 액면가액	주당 발행가액	비고
2004년 01월 20일	전환권행사	보통주	757	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	540	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	2,379	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	432	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	1,892	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	1,622	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	540	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	108	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	108	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	108	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	108	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	378	5,000	108,465	

(2) 감자현황

- 해당사항 없음

(단위 : 원, 주)

감자일자	감자형태	감자목적	감자한 주식의 내용				
			종류	수량	주당 액면가액	주당 취득가액 (유상감자의 경우)	비고
-	-	-	-	-	-	-	
-	-	-	-	-	-	-	

나. 자본금 변동예정내용 등

- 해당사항 없음

다. 전환사채

- 해당사항 없음

(2007.3.31 현재) (단위 : 원, 주)

구 분	제XX회 XX 전환사채	…	…	합 계
발 행 일 자				
만 기 일				

구 분		제XX회 XX 전환사채	…	…	합 계
권 면 총 액					
사채배정방법					
전환청구가능기간					
전환조건	전환비율(%)				
	전환가액				
전환대상주식의 종류					
기전환사채	권면총액				
	기전환주식수				
미전환사채	권면총액				-
	전환가능주식수				-
비 고					

라. 신주인수권부사채

- 해당사항 없음

(2007.3.31 현재) (단위 : 원, 주)

구 분		제XX회 XX 신주인수권부사채	…	…	합 계
발 행 일 자					
만 기 일					
권 면 총 액					
사채배정방법					
신주인수권 행사가능기간					
행사조건	행사비율(액면대비)				
	행사가액				
행사대상주식의 종류					
기행사신주인수권부사채	권면총액				
	기행사주식수				
미행사신주인수권부사채	권면총액				-
	행사가능주식수				-
비 고					

마. 현물출자

- 해당사항 없음

4. 주식의 총수 등

가. 주식의 총수

(2007.3.31 현재) (단위 : 주)

구 분	주식의 종류			비고
	보통주	우선주	합계	
Ⅰ. 발행할 주식의 총수	400,000,000	100,000,000	500,000,000	
Ⅱ. 현재까지 발행한 주식의 총수	155,609,337	23,893,427	179,502,764	
Ⅲ. 현재까지 감소한 주식의 총수	8,310,000	1,060,000	9,370,000	
1. 감자	-	-	-	
2. 이익소각	8,310,000	1,060,000	9,370,000	
3. 상환주식의 상환	-	-	-	
4. 기타	-	-	-	
Ⅳ. 발행주식의 총수 (Ⅱ-Ⅲ)	147,299,337	22,833,427	170,132,764	
Ⅴ. 자기주식수	21,197,610	2,979,693	24,177,303	
Ⅵ. 유통주식수 (Ⅳ-Ⅴ)	126,101,727	19,853,734	145,955,461	

※ 보고서 제출일 현재('07.5.15) 자기주식수는 스톡옵션 행사에 따른 자기주식 교부 및 자기주식 매입에 따른 자기주식 취득으로 인해 보통주 21,135,350주, 우선주 2,979,693주이며, 유통주식수는 보통주 126,163,987주, 우선주 19,853,734주임.

나. 자본금 및 1주당가액

(2007.3.31 현재) (단위 : 백만원, 주)

구분	종류	자본금(액면총액)			1주당가액			비고
		재무제표상 자본금 (A)	발행주식의 액면총액 ('가'의 Ⅳ×B)	유통주식의 액면총액 ('가'의 Ⅵ×B)	1주당 액면가액 (B)	자본금÷ 발행주식의 총수 (A÷'가'의Ⅳ)	자본금÷ 유통주식수 (A÷'가'의 Ⅵ)	
기명	보통주	778,047	736,497	630,509	5,000	5,282	6,170	
기명	우선주	119,467	114,167	99,269	5,000	5,232	6,017	
합 계		897,514	850,664	729,778	5,000	5,275	6,149	

※ 자기주식수 변동에 따른 제출일('07.5.15) 현재 유통주식의 액면총액은 보통주 630,820백만원, 우선주 99,269백만원, 유통주식의 1주당가액 보통주 6,167원, 우선주 6,017원임.
※ 자본금의 단위는 백만원이며, 1주당가액의 단위는 원임.

다. 자기주식의 취득 및 처분

(1) 자기주식 취득 · 처분 현황

취득방법	주식의 종류	기초	취득(+)	처분(-)	소각(-)	기말	비고
법 제189조의2제1항에 의한 직접취득	보통주 (주)	18,540,684	2,800,000	143,074	-	21,197,610	
	우선주 (주)	2,579,693	400,000	-	-	2,979,693	
법 제189조의2제1항 이외의 사유에 의한 직접취득	보통주 (주)	-	-	-	-	-	
	우선주 (주)	-	-	-	-	-	
소 계	보통주 (주)	18,540,684	2,800,000	143,074	-	21,197,610	
	우선주 (주)	2,579,693	400,000	-	-	2,979,693	

취득방법	주식의 종류	기초	취득(+)	처분(-)	소각(-)	기말	비고
신탁계약등을 통한 간접취득	보통주 (주)	-	-	-	-	-	
	우선주 (주)	-	-	-	-	-	
총 계	보통주 (주)	18,540,684	2,800,000	143,074	-	21,197,610	
	우선주 (주)	2,579,693	400,000	-	-	2,979,693	

※ 2007.3.31일 기준임.
※ 취득(+) 보통주 2,800,000주, 우선주 400,000주는 자사주 취득에 따른 증가임
※ 처분(-) 보통주 143,074주는 스톡옵션 행사에 따른 자사주 교부임.

(2) 이익소각 현황

- 해당사항 없음

(단위 : 백만원, 주)

소각일	소각목적	소각주식의 종류	소각주식의 수량	소각금액	소각대상 주식의 취득기간	법적 근거
-	-	-	-	-	-	-
-	-	-	-	-	-	-
계		보통주	-	-	-	-
		우선주	-	-	-	-

(3) 자기주식 신탁계약등 체결 · 해지현황

- 해당사항 없음

라. 우리사주조합의 지분현황

- 해당사항 없음

마. 보통주 외 주식에 관한 사항

[2007.3.31 현재]

(단위 : 주)

구 분		비누적적 무의결권 기명식우선주
발행주식수		22,833,427
주식의 내용	이익배당에 관한 사항	보통주식의 배당보다 액면금액을 기준으로 하여 년 1%를 금전으로 더 배당함.
	잔여재산분배에 관한 사항	-
	상환에 관한 사항	-
	전환에 관한 사항	-
기 타		-

바. 상환주식에 관한 사항

- 해당사항 없음

[2007.3.31 현재] (단위 : 주, 원)

구 분		XXX우선주	…	…
발행일자				
주당 발행가액				
발행총액				
상환조건 등	상환조건			
	상환방법			
	상환기간			
	주당 상환가액			
1년이내 상환예정	상환예정주식수			
	상환예정금액			
기 타				

사. 전환주식에 관한 사항

- 해당사항 없음

[2007.3.31 현재] (단위 : 주, 원)

구 분		XXX우선주	…	…
발행일자				
주당 발행가액				
발행총액				
전환조건 등	전환조건			
	전환청구기간			
	주당 전환가액			
	전환으로 발행할 주식의 종류			
	전환으로 발행할 주식수			
기 타				

5. 의결권 현황

[2007.3.31 현재] (단위 : 주)

구 분		주식수	비고
발행주식총수(A)	보통주	147,299,337	
	우선주	22,833,427	
의결권없는 주식수(B)	보통주	21,197,610	상법 제369조 2항 자기주식
	우선주	22,833,427	상법 제370조 우선주식 (자기주식은 2,979,693주)
증권거래법 기타 법률에 의하여 의결권 행사가 제한된 주식수(C)	보통주	12,506,577	독점규제 및 공정거래에 관한 법률상의 제한 [삼성생명 10,622,814주 삼성화재 1,856,370주] 보험업법상의 제한 [삼성생명 특별계정 27,393주]
의결권이 부활된 주식수(D)	-	-	
의결권을 행사할 수 있는 주식수 (E = A - B - C + D)	보통주	113,595,150	
	우선주	-	

※ "증권거래법 기타 법률에 의하여 의결권 행사가 제한"된 주식 中 독점규제 및 공정거래에 관한 법률상의 제한 주식수 12,479,184주(삼성생명 고유계정 10,622,814주, 삼성화재 1,856,370주)는 임원의 선임 또는 해임 및 정관변경 등과 관련하여 의결권 행사 가능

6. 배당에 관한 사항 등

가. 배당에 관한 사항

당사는 주주이익 극대화를 전제로 하여 회사이익의 일정부분을 주주에게 환원하는 주요수단으로 배당 및 자사주매입을 실시하고 있습니다.
현금배당 및 자사주의 매입규모는 당사 재무정책의 우선 순위, 즉 미래 전략 사업을 위한 투자와 무차입 경영, 적정수준의 현금 확보 원칙을 우선적으로 달성후, 실적과 Cashflow 상황 등을 감안하여 전략적으로 결정하고 있습니다.

나. 최근 3사업연도 배당에 관한 사항

구 분	제39기 1분기	제38기	제37기
주당액면가액 (원)	-	5,000	5,000
당기순이익 (백만원)	-	7,916,491	7,610,755
주당순이익 (원)	-	52,816	49,777
배당가능이익 (백만원)	-	717,075	740,264

구 분		제39기 1분기	제38기	제37기
현금배당금총액 (백만원)		-	820,461	834,055
주식배당금총액 (백만원)		-	-	-
현금배당성향 (%)		-	10.36	10.96
현금배당수익률 (%)	보통주	-	0.90	0.85
	우선주	-	1.14	1.14
주식배당수익률 (%)	보통주	-	-	-
	우선주	-	-	-
주당 현금배당금 (원)	보통주	-	5,500	5,500
	우선주	-	5,550	5,550
주당 주식배당금 (주)	보통주	-	-	-
	우선주	-	-	-

※ 제39기 1분기 결산일 현재 분기배당 없음.
※ 회계기준적용의견서 06-2 '종속회사, 지분법적용 피투자회사 및 조인트벤처의 지분에 대한 투자자산과 관련된 이연법인세 인식에 관한 회계처리'를 적용하여 과거 재무제표를 재작성하였으며, 이에따라 제38기 및 제37기의 당기순이익, 주당순이익, 배당가능이익, 현금배당성향을 재작성함.

□ 주당순이익 계산근거

- 주당순이익은 보통주 1주에 대한 순이익을 계산하였음.
- 보통주 순이익은 손익계산서상 당기순이익에서 배당금 지급의무가 있는 우선주의 배당금과 우선주의 장부가액을 초과하여 지불하는 매입대가를 차감하여 계산하였음.
- 이와 같이 계산된 보통주 순이익을 회계기간의 가중평균 유통보통주식수로 나누어 주당순이익을 산정함

다. 이익참가부사채에 관한 사항

- 해당사항 없음

II. 사업의 내용(제조업)

1. 사업의 개요

가. 업계의 현황

지난 3년간 고성장세를 보이던 세계경제는 2006년 하반기를 고비로 점차 둔화되는 조짐을 보이고 있으며, IT산업에 있어 1분기는 시장수요감소에 따른 가격하락으로 산업 전반적으로 성장성이 떨어지고 수익성이 감소하는 계절적 비수기로
'07년 1분기도 IT기업 전반적으로 전분기대비 매출이 감소하고 수익성이 악화된 것으로 보입니다.
2007년도 세계경제는 고유가 고착화, 미국의 소비감소 등으로 성장이 둔화될 것으로 예상되고, 국내경제에 큰 부담을 주었던 환율은 '07년 1분기에 930~940선에서 안정세를 보이고 있으나 환율 추가하락 가능성이 상존하고 있으며, 업체간 경쟁심화 등으로 경영환경은 지난해 못지 않은 많은 어려움이 예상됩니다.

* 환율변동추이

구 분	'04년	'05년	'06년	'07년 1월	'07년 2월	'07년 3월
원/달러 환율	1,144	1,024	955	936	937	943

(자료 : 한국은행)

* 유가변동추이 (단위 : $/B)

구분	'04년	'05년	'06년	'07년 1월	'07년 2월	'07년 3월
WTI	41.5	56.5	66.1	54.2	59.2	60.6
Brent	38.4	54.3	65.1	53.6	57.5	62.3
Dubai	33.7	49.4	61.6	51.8	55.9	58.9

(자료 : 한국석유공사)

디지털미디어산업은 기술, 자본, 노동집약적인 특성을 갖춘 복합적인 산업입니다.
연구개발과 부품생산은 기술 및 자본집약적 공정이고, 조립생산은 노동 및 자본집약적 공정입니다. 이러한 특성으로 개도국도 관련기술 도입을 통해 단순조립가공이나 저급기술을 활용한 제품화가 가능하여 여타 산업보다 국제분업이 활발히 이루어지고 있습니다.
디지털미디어산업은 디자인과 새로운 부품개발로 성능 대비 가격이 지속적으로 낮아지고 있어, 가격경쟁력이 중요한 경쟁우위 요소로 작용하고 있습니다. 또한 반도체, LCD, 소형모터 등 전자부품의 대량 수요처로서 전자부품의 규모의 경제 실현을 통

해 가격하락을 촉진하며 이는 여타 전자산업기기의 가격하락과 수요확대를 가능하게 합니다.
이중 TV산업은 가전의 대표 제품으로서 '00년 주요 국가 TV보급율이 90%를 상회하는 등 성숙기에 접어 든 것으로 평가되었으나, '04년 이후 FPTV(Flat-Panel TV)의 본격적인 시장 진출로 인한 TV 대형화와 적정한 가격대로의 진입, 디지털 방송 개시 등으로 시장확대가 예상됩니다.(자료 : Display Search)
프린터는 전자, 기계, 광학, 화학 등 종합적인 기술이 집약된 첨단제품으로서 진입 장벽이 높아 HP, Canon을 중심으로 하는 소수의 미국, 일본 업체들이 중심이 되는 산업입니다. 전체 프린터 시장은 향후에도 지속적인 성장이 예상되며, 소모품이 전체 시장의 50%를 상회하는 After-Market 中心 구조가 특징입니다.
(자료 : IDC, LYRA)

휴대폰 산업은 다른 IT 기기와 달리, 교체주기가 매우 짧고, 다른 사람과 공동으로 소유할 수 없는 첨단기기 산업이며, 이러한 특성때문에 시장 규모는 1995년 4,100만대에서 2006년 10억 2,000만대 수준으로 25배에 가까운 빠른 성장을 기록하여 왔습니다.(자료 : Strategy Analyst)
'07년 1분기의 휴대폰 시장 전체 규모는 약 2억 5천만대 규모로 추산되며 신흥시장의 지속적인 성장에도 불구하고 전통적 비수기인 1분기 특성상 전년 4분기 대비 약 10% 가량 규모가 감소하였으나, 2분기부터는 성장세가 예상됩니다.(자료 : Strategy Analyst)
통신 장비 시장의 경우 사업자간 3세대 서비스 경쟁이 본격화되고 향후 WiBro 서비스로의 점진적인 이전을 위한 준비가 진행되고 있습니다. 규모면으로는 HSDPA 전국 서비스 확대에 따른 사업자들의 적극적인 가입자 유치, HSDPA 전국 서비스의 본격화와 정부의 보조금 규제 완화 등으로 전년대비 성장이 기대됩니다.

반도체는 크게 정보를 저장하고 기억하는 메모리 반도체와 암산과 추론 등 논리적인 정보처리 기능을 하는 System LSI(비메모리 반도체)로 구분됩니다.
'07년 1분기 DRAM 시장은 계절적인 비수기 및 90나노 이하 선단공정 전환의 가속화, 공급업체의 기존 NAND 생산능력의 DRAM 전환에 따른 공급량 증가 등으로 DDR2의 가격이 급격히 하락하였지만, 2분기 이후로는 급속한 판가하락에 따른 수요확대로 PC향 메모리 수요가 증대될 것으로 예상되며 윈도우 비스타 호환성 문제 해결로 인해 소비자용 신규 PC 본격 탑재가 시작되어 가격이

안정될 것으로 예상됩니다.
NAND FLASH의 경우 1분기에 급격한 가격 하락이 있었으나 1분기말을 기점으로 8기가 MLC를 중심으로 가격 회복 추세를 보이고 있습니다.
2분기 이후에는 고용량 카드 수요 및 공급부족에 따른 주요 OEM 거래선들의 선구매 현상으로 인해 가격이 안정화될 것으로 기대됩니다.

LCD 사업은 컴퓨터, IT 제품의 주요부품인 화면표시장치(Display Panel)를 생산하는 사업으로 '90년대에 Note PC용 패널생산을 중심으로 사업을 추진해 왔으며 2000년대에 들어서는 모니터 부문으로 IT Display의 사업영역을 확대하여 왔습니다.
또한, 2001년 이후 휴대폰, Game기, PDA, MP3 등 다양한 Mobile 기기의 수요확대와 더불어 이에 필요한 중소형 Display로 사업영역을 확대하여 기존 IT제품 이외의 영역으로 사업을 다각화하였으며, 최근에는 벽걸이형 TV에 사용되는 LCD-TV用 Panel 제품 등 가전제품의 영역으로 제품의 개발/생산/판매를 확대하고 있습니다.
본격적인 성장기를 맞은 대형 TV 부문과 함께 IT 사업의 지속적인 성장 및 Mobile 기기의 다양화 등을 기반으로 성장이 지속될 것으로 전망됩니다.
LCD는 '07년 1분기 계절적 요소 등으로 인해 전분기 대비 수요가 감소하였으나, 노트북용 패널과 LCD TV용 패널을 중심으로 점차 수요가 확대되고 있으며 모니터의 경우도 대형, Wide 패널로의 전환이 활발하게 진행되었습니다. 이에 따라 2분기 중에는 노트북, 모니터 및 LCD TV 등 대형 패널 전 부문의 수요 증가 및 가격 안정이 예상되며 일부 패널에서는 가격 상승도 전망됩니다.

백색가전은 선진업체를 중심으로 브랜드 전략과 글로벌 거점 정비를 상당부분 완료하고 신흥시장 선점 등 사업의 글로벌화를 확고히 하고 있으며 프리미엄 시장으로의 진입을 본격화하고 있습니다.
최근 미국시장의 소비관련 경기지수가 악화되고 있어 대미 의존도가 높은 중국 및 신흥시장은 수출 증가세 둔화가 예상됩니다.

나. 회사의 현황

(1) 영업개황 및 사업부문의 구분

(가) 영업개황

디지털미디어사업은 LCD TV와 PDP TV로 대표되는 평판TV의 폭발적 시장의 성장과 이에 따른 유례없이 치열한 업체간 가격경쟁 속에서도 모든 Device(CRT/LCD/PDP/PJTV)를 이용한 제품 포트폴리오를 통해 시장 요구에 적극적으로 대응함으로써 세계 TV시장을 선도하고 있습니다.
당사는 '06년에 Triple Crown(TV전체, FP-TV, LCD-TV 세계 1위, 수량기준)을 달성하였으며, 미국 및 구주 주요 5개국에서 LCD-TV M/S 1위를 유지하고 있습니다.(자료 : Display Search)
'06년 당사의 최대 Hit 모델인 보르도 LCD TV의 판매호조가 지속되고 있으며, 보르도 플러스(LCD-TV), Full HD급 화질의 튤립시리즈, 깐느(PDP-TV) 등 '07년 출시한 신제품도 시장에서 호평을 받고 있습니다.

휴대폰은 계절적 요인으로 인한 시장 수요 감소에도 불구하고 울트라에디션의 지속적인 인기와 컬러/VGA카메라 등 신규모델 판매 호조로 전분기 대비 판매량이 증가하였으며, 정보통신 전체로는 원가경쟁력 향상과 마케팅 및 개발비 감소로 전분기 대비 호전된 실적을 기록하였습니다.

반도체는 1분기중 계절적 수요 감소로 전분기비 매출은 감소하였지만 전년동기비 매출은 성장세를 유지하고 있습니다. 메모리의 경우 DDR2 중심의 DRAM제품은 계절적 비수기 및 공급 초과로 가격이 급격하게 감소하여 실적악화 요인으로 작용하였습니다.
NAND FLASH는 분기말부터 소폭 가격 회복 추세를 보이고 있으며 2분기부터는 고용량 카드 수요 증가 및 MP3/뮤직폰/PMP/SSD 등 신규 응용처 대응으로 실적개선을 기대하고 있습니다.
시스템 LSI 사업도 PDA용 프로세서 및 스마트 카드 등 모바일향 제품이 지속적인 판매 증가세를 보이고 있으며 향후 고화질 패널용 DDI 등 고성능 제품이 매출 증가세에 기여할 것으로 예상됩니다.

LCD는 현재 7세대 2번째 라인을 포함한 총 8개의 양산라인을 가동중이며 이를 기반으로 40"급 대형 LCD TV 생산을 확대하고 있습니다.
노트 PC향 LCD는 최근 Wide 타입 제품의 비중이 확대되고 있으며 모니터향 제품은 윈도우 비스타의 출시 영향으로 19"이상 대형, Wide 타입의 신제품 출시가 본격적으로 진행되고 있습니다.

생활가전 부문은 지난 1분기 국내 경기침체와 불안정한 세계 시황 속에서도 기술력을 바탕으로 한 프리미엄 제품군의 강화 및 고객 Needs 만족을 통해 전년 동기대비 매출 성장을 기록하였습니다.
냉장고의 경우 국내 시장점유율 1위를 기록하였으며 '07년 상반기 브랜드 경쟁력 지수(NBCI)에서 하우젠 드럼세탁기와 에어컨, 지펠SBS냉장고가 각각 부문별 1위 브랜드로 선정된 바 있습니다.(자료 : GFK, 한국생산성본부)

(나) 공시대상 사업부문의 구분

- 디지털미디어 총괄 : CTV, DVDP, 모니터, 컴퓨터, 프린터, MP3P 등
- 정보통신 총괄 : 휴대폰, 네트웍 시스템 등
- 반도체총괄 : Memory, System LSI, HDD 등
- LCD총괄 : TFT-LCD
- 생활가전사업부 : 에어컨, 냉장고, 세탁기, 전자렌지 등
- 기타 : S/W 등

(2) 시장점유율

제 품	'07년 1분기	'06년	'05년	비 고
DRAM	27.3%	29.6%	31.4%	세계시장 점유율(당사추정)
TFT-LCD	18.7%	19.4%	20.3%	세계시장 점유율(당사추정)
컬러 TV	50.3%	48.3%	46.3%	국내시장 점유율(GFK)
냉장고	47.3%	44.1%	43.5%	국내시장 점유율(GFK)
세탁기	44.4%	39.7%	45.3%	국내시장 점유율(GFK)
에어컨	44.9%	41.0%	43.1%	국내시장 점유율(GFK)
PC	36.8%	33.1%	33.8%	국내시장 점유율(가트너)
모니터	42.0%	39.5%	40.4%	국내시장 점유율(IDC Korea)
프린터	31.0%	26.5%	29.1%	국내시장 점유율(IDC Korea)
휴대폰	53.7%	49.5%	49.4%	국내시장 점유율(당사추정)

※ 당사의 시장점유율은 객관성제고를 위해 외부조사기관(GFK,가트너,IDC Korea)의 자료를 활용하였으며, 객관적인 자료 확인이 어려운 제품은 당사 추정치를 활용함.
· 모니터, 프린터 : IDC Korea ('05년부터 적용)
· 컬러TV, 냉장고, 세탁기, 에어컨 : GFK ('07년부터 적용하고 '05, '06년은 당사추정치)
※ 주요 경쟁사의 시장점유율은 시장조사기관들마다 점유율이 상이하여 객관적인 점유율 기재가 어려우므로 해당 회사들의 분기보고서를 활용해 주시기 바랍니다.

(3) 시장의 특성

가. 디지털 미디어

TV는 시장의 Mega Trend인 대형화/고화질화가 Device간, 업체간 경쟁 격화에 따라 더욱 빠른 속도로 진행되고 있습니다. 이에 따라, 제품力과 브랜드파워를 앞세운 Major 업체의 시장점유율이 점차 높아지는 추세입니다.

현재의 FPTV 시장은 선진시장 중심이나, '08년 이후에는 중국 등 성장시장의 본격적인 수요 증가세가 기대됩니다.

나. 정보통신

휴대폰 시장은 교체수요와 신규수요로 구성되며 3~4년 사이의 주기를 가지는 교체수요는 보급률이 포화상태에 이른 선진시장 중심, 신규수요의 경우는 신흥시장 등 보급률이 낮은 지역을 중심으로 발생합니다.

연도별 성장세를 보면 최근 3~4년간 신흥시장의 급격한 성장과 더불어 선진시장에서의 교체수요 증가로 높은 성장률을 기록하였습니다.

'07년 성장률은 신흥시장 중 동구, 남미 등 일부지역의 보급률 상승에 따른 신규 수요 감소로 성장세 둔화가 예상됩니다.

다. 반도체

반도체 시장은 전통적으로 세계 경제와 연동하면서 주기적으로 호황과 불황을 반복하는 경향을 보여 왔지만, 최근에는 Cellular Phone, 기타 Digital Consumer 등 전반적인 응용 시장의 확대와 전자제품에서 차지하는 반도체 비중이 지속 증대되고 있어 안정적인 성장세가 전망되고 있습니다.

라. LCD

LCD사업은 시장 수요와 공급간의 상호 작용에 따른 수급 Cycle에 의해 가격 변동이 발생하고 있습니다.

가격 하락에 따른 수요 확대는 단기간에 이루어지지만 투자에 의한 공급 확대는 단기간에 실현되지 않아 수요와 공급의 불일치에 따른 수급 변동 Cycle이 발생하고 있으며 수급상황에 따라 공급 과잉 시기에는 판가 하락이, 공급 부족 시기에는 판가가 상승하는 상황이 반복되고 있습니다.

마. 생활가전

세계경제의 성장세는 최근 다소 둔화되는 조짐을 보이고 있으나 EU와 일본이 탄탄한 내수시장을 기반으로 세계 경제의 완충역할을 하고 있고, BRICs와 동구 등 신흥시장의 구매력이 꾸준히 증가할 것으로 기대되어 프리미엄 제품을 중심으로 한 생활가전 시장의 성장은 지속될 전망입니다.
(자료 : 삼성경제연구소)

(4) 신규사업 등의 내용 및 전망

가. 디지털 미디어

경쟁이 심화되고 있는 대형 TV시장에서 차별화된 기술력과 디자인을 바탕으로 Full-HD LCD-TV, DayLight PDP-TV 等을 지속적으로 출시하여, 대형 프리미엄 중심의 제품 구조 고도화를 지속 추진하여 TV시장에서의 우위를 확보할 계획입니다.
또한 동영상 대응 모바일 제품 및 복합 PMP 제품의 지속 출시는 물론 Home 네트웍 확대에 대비한 XHT 등 독자적인 신기술을 확보, 사업화를 본격 추진할 것입니다.

나. 정보통신

휴대폰 부문은 더욱 감성적이고 향상된 기능의 울트라 에디션 2기 모델 및 스마트 폰 등을 지속적으로 출시하여 프리미엄 시장을 주도할 계획입니다.
WiBro 시장은 주요 장비 업체들의 참여로 불확실성이 제거되고 미국, 일본 등 선진시장에서의 서비스 도입이 예상됨에 따라 본격적인 성장이 예상됩니다.
이에 당사는 국내시장에서의 주도권 확보는 물론 해외시장을 선점하여 무선 인터넷 시장을 주도해 나갈 계획입니다.

다. 반도체

메모리 DRAM 부문에서는 1분기중 60나노급 공정의 양산체제에 돌입하였으며 MoviNAND 및 64G SSD(Solid State Disk) 등과 같은 차세대 성장동력에도 총력을 기울이고 있습니다.
시스템LSI는 차세대 주력제품인 Image Sensor의 지속적인 성장과 함께 최첨단 공정기술(90나노)을 이용한 Foundry 시장 공략에 가속도를 붙이고 있습니다.

라. LCD

LCD는 기존의 Note PC 부문과 모니터 부문을 기반으로 한 IT용 Display 중심에서 HHP/Game/PDA등의 Mobile 제품 판매를 지속 확대하고 있으며, 특히 LCD TV용 Panel의 공급기반 확대 및 제품성능 향상을 지속 추진하고 있습니다. 신규 TV시장에서는 타 Display와의 지속적인 경쟁을 통한 시장확대를 추진 중에 있습니다.

마. 생활가전

생활가전은 매년 꾸준한 성장세를 기록하고 있는 빌트인 시장에서의 라인업 강화와 상업용 시스템 에어컨의 일반 아파트 및 가정용으로의 판매 확대를 추진하고 있으며 향후 성장가능성이 큰 빌트인 가전, 시스템에어컨 및 토털 솔루션을 중심으로 한 B2B 시장 공략을 강화하고 있습니다.

※ 상기 신규사업 등의 내용 및 전망은 현재 기준으로 당사의 전망에 대한 이해를 돕고자 기재된 것으로, 시장상황, 회사정책의 변경 등으로 그 내용이 달라질 수 있습니다.

(5) 조직도



代表理事
기술총괄
디지털미디어 총괄
정보통신 총괄
반도체 총괄
L C D 총괄
경영지원 총괄
소프트웨어연구소
생산기술연구소
Digital Solution 센터
IP전략실
CTO전략실
영상디스플레이 사업부
디지털AV사업부
컴퓨터시스템 사업부
디지털프린팅 사업부
디지털미디어 연구소
무선사업부
네트워크사업부
통신연구소
생활가전사업부
메모리사업부
System LSI 사업부
스토리지사업부
국내영업사업부
Global마케팅실
디자인경영센터
CS경영센터
수원지원센터

전사조직도

※ 전사 조직도는 분기보고서 제출일 현재 기준임.

※ '1. 사업의 개요' 에 기재된 '07년 자료 및 향후 전망치는 사설 경제연구소 및 국가기관 발표자료 등을 기초로 당사에서 분석한 예측자료이므로 실제 결과와는 다를 수 있습니다.

※ 주요 용어 및 약어 해설

1. BRICs : 브라질(Brazil), 러시아(Russia), 인도(India), 중국(China)의 영문 첫글자를 따서 만든 신조어

2. LCD(Liquid Crystal Display) : 액정이 갖는 여러 가지 성질 가운데 전압을 가하면 분자의 배열이 변하는 성질을 이용하여 표시하는 장치. 2장의 얇은 유리 기판 사이의 좁은 틈에 액정을 담고 투명한 전극을 통해 전압을 가하여 분자의 배열 방향을 바꾸어 빛을 통과시키거나 반사시킴.

3. PDP(Plasma Display Panel) : 기체방전(플라즈마) 현상을 이용한 평판 표시장치.2장의 얇은 유리판 사이에 작은 셀을 다수 배치하고 그 상하에 장착된 전극(+와 -)사이에서 가스(네온과 아르곤)방전을 일으켜 거기서 발생하는 자외선에 의해 자기 발광시켜 컬러화상을 재현함.

4. DMB(Digital Multimedia Broadcasting) : 음성, 영상 등 다양한 멀티미디어 신호를 디지털 방식으로 고정· 휴대· 차량용 수신기에 제공하는 방송 서비스

5. HSDPA(High Speed Downlink Packet Access) : 무선 이동 환경에서 최대 10Mbps의 고속 패킷 데이터 서비스를 제공하기 위한 전송 규격

6. Flash Memory : 전원이 제거되어도 정보를 그대로 유지하는 비휘발성 기억 장치. 주로 디지털 카메라, MP3, 휴대폰, USB 드라이브 등 휴대형 기기에서 대용량 정보를 저장하는 용도로 사용됨. 반도체 칩 내부의 전자 회로 형태에 따라 데이터 저장형인 낸드(NAND)형과 코드 저장형인 노어(NOR)형으로 구분된다. 낸드(NAND)형은 저장할 수 있는 용량에서, 노어(NOR)형은 정보의 처리속도에서 앞서 있음. 노어(NOR)형은 주로 휴대전화의 메모리로 사용되며 낸드(NAND)형은 MP3플레이어, 디지털카메라와 디지털캠코더, 휴대용 저장장치인 USB카드 등의 메모리로 채용됨

7. DRAM(Dynamic Random Access Memory) : 컴퓨터의 주기억 장치로서 널리 사용되고 있는 대규모 집적 회로(LSI) 기억 장치

8. WiBro(Wireless Broadband) : 핸드셋, 노트북, 개인 휴대 정보 단말기(PDA), 스마트 폰 등 다양한 휴대 인터넷 단말을 이용하여 정지 및 이동 중에서도 언제, 어디서나 고속으로 무선 인터넷 접속이 가능한 서비스

9. MLC(Multi Level Cell) : 플래시 메모리 칩에서 셀당 다수의 비트를 저장하는 기술로서 트랜지스터의 게이트를 다수의 전압 레벨로 변화시켜 셀당 다수의 비트를 저장하는 기술

10. W-CDMA(Wideband Code Division Multiple Access) : 휴대전화· 포켓벨 따위를 포함한 차세대 이동통신 무선접속 규격

11. PMP(Portable Multimedia Player) : 음악/동영상 재생, 디카 기능까지 갖춘 휴대용 멀티미디어 재생장치

12. SSD(Solid State Disk) : 반도체를 이용하여 정보를 저장하는 장치

13. DDI(Display Driver IC) : 디스플레이 패널에 들어가는 IC

14. All-IP : 인터넷 프로토콜(IP)을 기반으로 서로 다른 망이 통합된 구조를 갖는 망

15. XHT(eXpandable Home Theater) : 확장성 홈씨어터로서 다수의 HD급 신호를 수용하고 TV와 연결된 영상 음향 기기는 물론 여러 대의 TV를 제어할 수 있는 기술

16. VGA(Video Graphics Array) : 미국 IBM이 퍼스널 컴퓨터인 PS/2 시리즈에 채용한 그래픽 표시규격

2. 주요 제품 및 원재료 등

가. 주요 제품 등의 현황

(단위 : 억원)

사업부문	매출유형	품 목	구체적용도	주요상표등	매출액(비율)
디지털 미디어 총괄	상 품 제 품 용 역 기타매출	CTV,모니터, 컴퓨터 등	가정용 기기 산업용 전자기기	SAMSUNG	15,536 (10.8%)
정보통신 총괄	상 품 제 품 용 역 기타매출	HHP, 시스템 등	통신기기	SAMSUNG	46,028 (32.0%)
반도체 총괄	상 품 제 품 용 역 기타매출	Memory, SYSTEM -LSI, HDD 등	반도체 부품	SAMSUNG	44,787 (31.1%)
LCD 총괄	상 품 제 품 용 역 기타매출	TFT-LCD	산업용,가정용 기기 부품	SAMSUNG	28,442 (19.8%)
생활가전 사업부	상 품 용 역 기타매출	에어컨, 냉장고 세탁기 등	가정용 기기	SAMSUNG	7,742 (5.4%)
기 타	상 품 제 품 용 역 기타매출	S/W 등	산업용, 가정용기기	SAMSUNG	1,325 (0.9%)
계					143,860 (100.0%)

나. 주요 제품 등의 가격변동추이

(단위 : 천원,$)

품 목		제39기 1분기 (07.1.1~07.3.31)	제38기 (06.1.1~06.12.31)	제37기 (05.1.1~05.12.31)
직시형 TV	내 수(천원)	189	208	272
	수 출($)	168	426	398
LCD TV	내 수(천원)	1,309	1,647	1,872
	수 출($)	425	880	695
LCD 모니터	내 수(천원)	443	361	410
	수 출($)	578	509	371
DVD-P(단품)	내 수(천원)	117	151	144
	수 출($)	39	50	229
COMBO	내 수(천원)	173	186	205
	수 출($)	-	86	155

품 목			제39기 1분기 (07.1.1~07.3.31)	제38기 (06.1.1~06.12.31)	제37기 (05.1.1~05.12.31)
Laser PRT		내 수(천원)	186	231	263
		수 출($)	382	437	338
컴퓨터	Desktop	내 수(천원)	695	706	732
		수 출($)	-	-	-
	Note PC	내 수(천원)	1,058	1,167	1,359
		수 출($)	-	-	1,459
HHP		내 수(천원)	309	338	340
		수 출($)	156	172	179
Memory		내 수(천원)	1.0	2.1	4.2
		수 출($)	1.4	2.5	4.9
LCD		내 수($)	172	175	199
		수 출($)	183	197	198
LSI		내 수(천원)	1.2	1.3	1.6
		수 출($)	0.8	0.9	1.0
에어컨		내 수(천원)	823	905	856
		수 출($)	739	590	477
냉장고		내 수(천원)	821	788	815
		수 출($)	475	476	454
세탁기		내 수(천원)	431	425	410
		수 출($)	468	382	345
HDD		내 수(천원)	54	59	69
		수 출($)	52	52	55

※ 위의 제품 가격은 1대당 혹은 1개당 가격임.
※ 기존에 공시되었던 PJ TV는 매출비중이 미미하여 당분기부터 매출비중이 높은 LCD TV로 교체 공시함.

(1) 산출기준

- 금액 산출방법 : 매출액 / 매출수량 (평균가격) 또는 주력제품 판가
- 대상 선정방법 : 사업부별 주요제품

(2) 주요 가격변동원인

- Device 間 경쟁심화, 경쟁사들간의 가격경쟁 등으로 인한 판가하락
  (직시형 TV , LCD TV 등)
- 대형화, 고급화로 인한 가격상승
  (세탁기 수출, 에어컨 수출 등)
- 고급사양 제품 단종 및 해외생산에 따른 판가하락
  (DVD-P(단품) 수출 등)

다. 주요 원재료 등의 현황

(단위 : 억원)

사업부문	매입유형	품 목	구체적용도	매입액	비율	비 고
디지털미디어 총 괄	상 품	Monitor외	모니터 및 악세사리	760	7.4%	사내조달 등
	상 품	N/P SET	N/P SET	1,106	10.8%	사내조달 등
	상 품	D/T SET	D/T SET	1,637	16.0%	이엠에스,컴완스 등
	상 품	기타		430	4.2%	
	원재료	CPU	원자재	325	3.2%	Intel, AMD 등
	원재료	PDP MODULE	화상신호기	388	3.8%	삼성SDI 外
	원재료	IC류	저장 및 제어	409	4.0%	사내조달, Matsushita 등
	원재료	UNIT-DEVE	Laser PRT Toner	591	5.8%	아코디스, 에스인포텍 등
	원재료	LCD PANEL	화상신호기	797	7.8%	사내조달 등
	원재료	기 타		3,791	37.0%	
	부문계			10,234	100.0%	
정보통신 총 괄	원재료	PCB	SMD 기판用	849	3.4%	삼성전기,대덕 등
	원재료	BATTERY	단말기전원공급	855	3.5%	SDI, 영보 등
	원재료	MSM	CPU	1,433	5.8%	Qualcomm
	원재료	MEMORY	단말기 S/W 구동	2,614	10.6%	사내조달,Sharp 등
	원재료	LCD	Display	3,087	12.5%	사내조달,SDI 등
	원재료	기타		15,877	64.2%	
	부문계			24,715	100.0%	
반도체 총 괄	상 품	기타		296	2.2%	
	원재료	HDC	HDD CONTROL	488	3.6%	MARVELL,사내조달
	원재료	DISC	HDD DATA STORE	1,047	7.6%	SHDS(I),FUJI
	원재료	Chemical	원판가공용	1,856	13.5%	삼성물산, 동우화인켐
	원재료	HSA	HDD DATA R/W	2,100	15.3%	SAE,H&T
	원재료	Wafer	반도체 원판	3,323	24.2%	실트론, 엠이엠씨
	원재료	기타		4,594	33.6%	
	부문계			13,704	100.0%	
LCD 총 괄	상 품	Panel	Panel	4,425	19.4%	S-LCD 등
	원재료	POL	Panel 제작재료	1,134	5.0%	동우화인켐 등
	원재료	DRV/IC	구동회로	1,192	5.2%	매그나칩반도체 등
	원재료	기 타		16,048	70.4%	
	부문계			22,799	100.0%	
생활가전 사업부	상 품	세탁기	세탁 & 건조	863	13.9%	삼성광주전자(주)
	상 품	청소기	청 소	894	14.4%	삼성광주전자(주)
	상 품	에어컨	냉방 & 제습	1,531	24.7%	삼성광주전자(주)
	상 품	냉장고	냉장 & 냉동	1,951	31.5%	삼성광주전자(주)
	상 품	기 타		928	15.0%	
	원재료	기 타		28	0.5%	
	부문계			6,195	100.0%	
기 타	상 품	기 타		772	62.5%	
	원재료	기 타		464	37.5%	
	부문계			1,236	100.0%	
총 계				78,883		

라. 주요 원재료 등의 가격변동추이

(단위 : 천원, $, ¥)

사업구분	구	분	제 39 기 1분기 (07.1.1~07.3.31)	제 38 기 (06.1.1~06.12.31)	제 37 기 (05.1.1~05.12.31)
디지털미디어 총괄	LCD 17"	국내(천원)	106	114	162
		수입($)	110	124	157
	LCD 19"	국내(천원)	125	128	218
		수입($)	133	145	217
	PDP 42"(HD급)	국내(천원)	390	550	685
	CPU	국내($)	159	174	174
	UNIT-DEVE	국내(천원)	14	16	17
정보통신 총괄	MCP(Memory)	수입(¥)	610	645	730
	PCB	국내(천원)	2.0	2.4	3.3
반도체 총괄	WAFER (8")	국/수($)	49.8	48.8	46.3
	WAFER (6")	국/수($)	24.5	24.1	21.9
	HSA	수입($)	17.5	16.9	16.0
	DISC	국/수($)	5.7	6.0	5.9
LCD 총괄	DRV/IC	국/수(천원)	1.0	1.2	1.4
	POL	국/수(천원)	2.1	2.0	2.8

※ 위의 원재료 가격은 1대당 혹은 1개당 가격임.
※ 기존에 공시되었던 LCD 15"는 전체 Panel중 입고비중이 미미하여 비중이 높은 LCD 19"로 교체하고,
PDP 42"도 기존 SD급에서 비중이 높은 HD급 모듈로 교체하여 공시함.

(1) 산출기준

- 가격 산출방법 : 원재료 및 제품수불부 실적 기준
- 대상 선정방법 : 사업부별 주요 원재료

(2) 주요 가격변동원인

- LCD PANEL 및 PDP MODULE 생산성 향상 및 용량확대, 물량구조, 수요변화 등에 따른 가격변동

3. 생산 및 설비에 관한 사항

가. 생산능력 및 생산능력의 산출근거

(1) 생산능력

(단위 : 천대,천개)

사업 부문	품목	사업소	제 39 기 1분기 (07.1.1~07.3.31)	제 38 기 (06.1.1~06.12.31)	제 37 기 (05.1.1~05.12.31)
			수량	수량	수량
디지털미디어 총괄	CTV	수원	394	1,705	1,822
	모니터	수원	17	248	532
	DVD Combo	수원	-	795	1,683
	Laser PRT	구미	68	312	461
정보통신 총괄	HHP	구미	19,500	81,070	77,410
반도체 총괄	Memory	기흥/화성	2,566,000	6,453,000	2,958,000
	LSI	기흥	867,000	3,251,000	2,473,000
	HDD	구미	12,032	50,281	38,000
	DVD-W등	수원	-	-	1,003
LCD 총괄	TFT-LCD	기흥,천안 탕정	46,400	162,900	120,100

※ 디지털미디어총괄 DVD Combo, 반도체총괄 DVD-W등의 경우 생산설비 이전 등으로 생산無
※ 생활가전사업부의 경우 생산설비 이전으로 생산無

(2) 생산능력의 산출근거

(가) 산출방법 등

① 산출기준 : ▷ 정상조업도 기준
▷ 일 8시간, 월 21일 근무, 제조원가 기준 등

② 산출방법 : 평균LINE수× 시간당 평균생산실적× 일평균가동시간 ×분기가동일수 등

(나) 평균가동시간 : 일 8시간 × 월 21일 × 분기 3월 등

나. 생산실적 및 가동률

(1) 생산실적

(단위 : 천대,천개)

사 업 부 문	품 목	사업소	제39기 1분기 (07.1.1~07.3.31)	제38기 (06.1.1~06.12.31)	제37기 (05.1.1~05.12.31)
			수 량	수 량	수 량
디지털미디어 총 괄	CTV	수원	313	1,590	1,662
	모니터	수원	16	164	551
	DVD Combo	수원	-	128	493
	Laser PRT	구미	67	306	432
정보통신 총 괄	HHP	구미	19,520	71,920	76,560
반도체 총 괄	Memory	기흥/화성	2,566,000	6,453,000	2,958,000
	LSI	기흥	867,000	3,251,000	2,473,000
	HDD	구미	10,879	48,903	37,772
	DVD-W등	수원	-	-	667
LCD 총 괄	TFT-LCD	기흥,천안 탕정	37,300	141,000	101,200

※ 디지털미디어총괄 DVD Combo, 반도체총괄 DVD-W등의 경우 생산설비 이전 등으로 생산無
※ 생활가전사업부는 생산설비 이전 등으로 생산無
※ Memory 생산실적은 512M 환산량 기준임

(2) 당해 분기의 가동률

사업소(사업부문)	분기가동가능시간	분기실제가동시간	평균가동률
디지털미디어 총괄	7,933	8,018	101.1%
정보통신 총괄	100,415	98,765	98.4%
반도체 총괄	32,400	32,093	99.1%
L C D 총괄	15,120	15,120	100%
합 계	155,868	153,996	98.8%

다. 생산설비의 현황 등

(1) 생산설비의 현황

[자산항목 : 토지] (단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	분기증감		분기상각	분기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	573,500	36,763	36,762	-	573,501	○토지공시지가 · 면 적 8,194천㎡ · 공시지가 34,971억원
구미(정보통신등)	자가	구미	-	84,060	-	-	-	84,060	
기흥(반도체등)	자가	기흥	-	858,323	20	-	-	858,343	
온양(반도체등)	자가	온양	-	53,340	-	-	-	53,340	
천안(LCD등)	자가	천안	-	51,838	-	-	-	51,838	
탕정(LCD등)	자가	탕정	-	145,676	-	-	-	145,676	
기타(본관등)	자가	서울등	-	1,020,390	4,409	21,093	-	1,003,706	
소 계				2,787,127	41,192	57,855	-	2,770,464	

※ 분기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 토지의 분기증가와 감소는 각각 3,597백만원 및 20,260백만원임.

[자산항목 : 건물] (단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	분기증감		분기상각	분기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	746,979	140,209	28,820	7,334	858,368	○건물 시가표준액 21,331억원 ('06.6.1일 기준)
구미(정보통신등)	자가	구미	-	817,558	172	1,067	6,889	816,663	
기흥(반도체등)	자가	기흥	-	2,584,850	260,421	255,318	39,328	2,589,953	
온양(반도체등)	자가	온양	-	231,186	28,580	6,220	2,961	253,546	
천안(LCD등)	자가	천안	-	468,881	181	-	8,430	469,062	
탕정(LCD등)	자가	탕정	-	1,355,719	45,402	-	20,307	1,401,121	
기타(본관등)	자가	서울	-	724,427	3,873	54,207	7,516	674,093	
소 계				6,929,600	478,838	345,632	92,765	7,062,806	

※ 분기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 건물의 분기증가와 감소는 각각 189,569백만원 및 56,363백만원임.

※ 기초 및 분기말장부가액은 감가상각누계액 차감전 금액임.

[자산항목 : 구축물] (단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	분기증감		분기상각	분기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	70,159	366	303	784	70,222	
구미(정보통신등)	자가	구미	-	21,795	30,568	129	637	52,234	
기흥(반도체등)	자가	기흥	-	145,907	321	-	2,077	146,228	
온양(반도체등)	자가	온양	-	27,682	288	-	509	27,970	
천안(LCD등)	자가	천안	-	71,034	-	-	1,209	71,034	
탕정(LCD등)	자가	탕정	-	32,941	73	-	541	33,014	
기타(본관등)	자가	서울	-	24,577	388	554	474	24,411	
소 계				394,095	32,004	986	6,231	425,113	

※ 분기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 구축물의 분기증가와 감소는 각각 31,638백만원 및 620백만원임.

※ 기초 및 분기말장부가액은 감가상각누계액 차감전 금액임.

[자산항목 : 기계장치] (단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	분기증감		분기상각	분기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	268,927	21,559	14,953	8,054	275,533	
구미(정보통신등)	자가	구미	-	1,495,713	129,946	112,031	53,459	1,513,628	
기흥(반도체등)	자가	기흥	-	30,167,446	1,697,198	693,613	992,209	31,171,031	
온양(반도체등)	자가	온양	-	2,339,219	125,351	74,317	75,389	2,390,253	
천안(LCD등)	자가	천안	-	4,846,330	27,656	26,991	175,454	4,846,995	
탕정(LCD등)	자가	탕정	-	2,753,583	303,239	928	149,831	3,055,894	
기타(본관등)	자가	서울	-	277,983	10,225	2,252	9,301	285,956	
소 계				42,149,202	2,315,174	925,086	1,463,697	43,539,290	

※ 분기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 기계장치의 분기증가와 감소는 각각 1,597,822백만원 및 207,734백만원임.

※ 기초 및 분기말장부가액은 감가상각누계액 차감전 금액임.

[자산항목 : 차량운반구] (단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	분기증감		분기상각	분기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	6,958	1,376	1,594	285	6,740	
구미(정보통신등)	자가	구미	-	13,431	678	366	560	13,743	
기흥(반도체등)	자가	기흥	-	12,281	1,070	914	449	12,437	
온양(반도체등)	자가	온양	-	2,985	9	387	119	2,607	
천안(LCD등)	자가	천안	-	3,420	111	112	133	3,419	
탕정(LCD등)	자가	탕정	-	3,721	323	281	173	3,763	
기타(본관등)	자가	서울	-	205,135	8,643	1,596	4,939	212,182	
소 계				247,931	12,210	5,250	6,658	254,891	

※ 분기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 차량운반구의 분기증가와 감소는 각각 10,262백만원 및 3,302백만원임.

※ 기초 및 분기말장부가액은 감가상각누계액 차감전 금액임.

[자산항목 : 공구기구비품] (단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	분기증감		분기상각	분기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	60,459	4,636	3,184	2,459	61,911	
구미(정보통신등)	자가	구미	-	276,083	16,046	25,258	10,141	266,871	
기흥(반도체등)	자가	기흥	-	487,737	5,873	4,640	12,536	488,970	
온양(반도체등)	자가	온양	-	246,735	24,625	2,306	11,486	269,054	
천안(LCD등)	자가	천안	-	147,253	5,541	155	7,335	152,639	
탕정(LCD등)	자가	탕정	-	139,417	5,122	403	6,170	144,136	
기타(본관등)	자가	서울	-	186,408	12,988	10,444	6,856	189,952	
소 계				1,544,092	74,831	46,390	56,983	1,572,533	

※ 분기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 공구기구비품의 분기증가와 감소는 각각 56,203백만원 및 27,762백만원임.

※ 기초 및 분기말장부가액은 감가상각누계액 차감전 금액임.

[자산항목 : 건설중인자산] (단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	분기증감		분기상각	분기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	61	110,990	109,830	-	1,221	
구미(정보통신등)	자가	구미	-	21,260	21,845	32,359	-	10,746	
기흥(반도체등)	자가	기흥	-	1,046,079	1,973,608	1,127,478	-	1,892,209	
온양(반도체등)	자가	온양	-	151,458	220,885	177,602	-	194,741	
천안(LCD등)	자가	천안	-	180,327	58,047	25,746	-	212,628	
탕정(LCD등)	자가	탕정	-	1,478,589	266,438	358,583	-	1,386,444	
기타(본관등)	자가	서울	-	259,888	48,781	7,967	-	300,702	
소 계				3,137,662	2,700,594	1,839,565	-	3,998,691	

※ 분기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 건설중인자산의 분기증가와 감소는 각각 898,554백만원 및 37,525백만원임.

[자산항목 : 미착기계] (단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	분기증감		분기상각	분기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	604	768	186	-	1,186	
구미(정보통신등)	자가	구미	-	1,561	980	511	-	2,030	
기흥(반도체등)	자가	기흥	-	128,388	6,410	28,827	-	105,971	
온양(반도체등)	자가	온양	-	6,239	563	4,234	-	2,568	
천안(LCD등)	자가	천안	-	60	548	504	-	104	
탕정(LCD등)	자가	탕정	-	7,507	813	8,145	-	175	
기타(본관등)	자가	서울	-	1,752	1,681	112	-	3,321	
소 계				146,111	11,763	42,519	-	115,355	

※ 분기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 미착기계의 분기증가와 감소는 각각 11,763백만원 및 42,519백만원임.

(2) 설비의 신설ㆍ매입 계획 등

(가) 진행중인 투자

(단위 : 억원)

사업 부문	구 분	투자기간	대 상 자 산	투자 효과	총투자액	기투자액 (분기)	향후투자액	비 고
디지털미디어 총괄	신/증설	'05.1~'07.12	건물 /설비	CAPA 증설	671	640 (71)	31	
	보완 등				2,299	1,816 (1,102)	483	
	소 계				2,970	2,456 (1,173)	514	
정보통신 총괄	신/증설	'05.1~'07.12	건물 /설비	CAPA 증설	1,190	566 (64)	624	
	보완 등				9,380	4,913 (455)	4,467	
	소 계				10,570	5,479 (519)	5,091	

사업부문	구 분	투자기간	대 상 자 산	투자 효과	총투자액	기투자액 (분기)	향후투자액	비 고
반도체 총괄	신/증설	'05.1~'07.12	건물 /설비	CAPA 증설	139,986	112,036 (18,284)	27,950	
	보완 등				44,155	39,232 (3,221)	4,923	
	소 계				184,141	151,268 (21,505)	32,873	
LCD 총괄	신/증설	'05.1~'07.12	건물 /설비	CAPA 증설	50,172	42,938 (2,172)	7,234	
	보완 등				17,896	14,321 (1,073)	3,575	
	소 계				68,068	57,259 (3,245)	10,809	
생활가전 사업부	신/증설	'05.1~'07.12	건물 /설비	CAPA 증설	-	- (-)	-	
	보완 등				671	534 (72)	137	
	소 계				671	534 (72)	137	
기 타	기타	'05.1~'07.12	건물등		16,108	10,670 (694)	5,438	
합 계					282,528	227,666 (27,208)	54,862	

(나) 향후 투자계획

(단위 : 억원)

사업부문	계획명칭	예상투자총액		연도별 예상투자액			투자효과	비고
		자산형태	금 액	2007	2008	2009		
디지털 미디어 총괄	○ 신/증설 투자	건물/설비	102	102			Capa 증설	
	○ 생산라인 보완	건물/설비	359	359			생산능력 증가	
	○ 기타	건물/설비	1,226	1,226				
	소 계		1,687	1,687				
정보 통신 총괄	○ 신/증설 투자	건물/설비	688	688			Capa 증설	
	○ 생산라인 보완	건물/설비	1,745	1,745			생산능력 증가	
	○ 기타	건물/설비	3,177	3,177				
	소 계		5,610	5,610				
반도체 총괄	○ 신/증설 투자	건물/설비	46,234	46,234			Capa 증설	
	○ 생산설비 보완	건물/설비	2,634	2,634			생산능력 증가	
	○ 기타	건물/설비	5,510	5,510				
	소 계		54,378	54,378				
LCD 총괄	○ 신/증설 투자	건물/설비	9,406	9,406			Capa 증설	
	○ 생산설비보완	건물/설비	4,070	4,070			생산능력 증가	
	○ 기타	건물/설비	578	578				
	소 계		14,054	14,054				
생활가전 사업부	○ 기타	건물/설비	209	209				
	소 계		209	209				
기타	○ 기타	건물/설비	6,132	6,132				
합 계			82,070	82,070				

※ '07년도 투자예상금액은 향후 기업여건에 따라 조정될 수 있으며 '08, '09년도 예상투자액을 합리적으로 예측하기 어려움.

4. 매출에 관한 사항

가. 매출실적

(단위 : 억원)

사업부문	매출유형	품 목		제39기 1분기 ('07.1.1~3.31)	제38기 1분기 ('06.1.1~3.31)	제38기 ('06.1.1~12.31)
디지털 미디어 총괄	상 품 제 품 용 역 기타매출	CTV,모니터, 컴퓨터 등	수 출	7,197	7,927	33,902
			내 수	8,339	7,635	29,077
			합 계	15,536	15,562	62,979
정보통신 총괄	상 품 제 품 용 역 기타매출	HHP, 시스템 등	수 출	34,870	38,747	149,520
			내 수	11,158	7,170	32,843
			합 계	46,028	45,917	182,363
반도체 총괄	상 품 제 품 용 역 기타매출	MEMORY, SYS-LSI HDD 등	수 출	42,167	40,303	179,381
			내 수	2,620	2,982	11,430
			합 계	44,787	43,285	190,811
LCD 총괄	상 품 제 품 용 역 기타매출	TFT-LCD	수 출	25,208	23,517	104,570
			내 수	3,234	3,273	12,452
			합 계	28,442	26,790	117,022
생활가전 사업부	상 품 용 역 기타매출	에어컨, 세탁기, 냉장고 등	수 출	3,571	3,431	13,962
			내 수	4,171	3,444	16,905
			합 계	7,742	6,875	30,867
기 타	상 품 제 품 용 역 기타매출	S/W 등	수 출	23	49	906
			내 수	1,302	1,115	4,780
			합 계	1,325	1,164	5,686
합 계			수 출	113,036	113,974	482,241
			내 수	30,824	25,619	107,487
			합 계	143,860	139,593	589,728

○ 주요제품별 매출실적

(단위 :억원)

구 분		제39기 1분기 ('07.1.1~3.31)	제38기 1분기 ('06.1.1~3.31)	제38기 ('06.1.1~12.31)
CTV	수 출	2,717	3,398	15,519
	내 수	2,482	2,047	9,646
	합 계	5,199	5,445	25,165

구 분		제39기 1분기 ('07.1.1~3.31)	제38기 1분기 ('06.1.1~3.31)	제38기 ('06.1.1~12.31)
모니터	수 출	861	883	4,125
	내 수	908	991	3,198
	합 계	1,769	1,874	7,323
컴퓨터	수 출	388	336	897
	내 수	3,591	3,121	10,652
	합 계	3,979	3,457	11,549
HHP	수 출	33,802	37,799	144,294
	내 수	9,010	6,109	27,635
	합 계	42,812	43,908	171,929
시스템	수 출	1,068	945	5,221
	내 수	2,147	1,057	5,190
	합 계	3,215	2,002	10,411
MEMORY	수 출	31,457	30,384	136,272
	내 수	1,556	1,955	7,584
	합 계	33,013	32,339	143,856
LCD	수 출	25,208	23,517	104,570
	내 수	3,234	3,273	12,453
	합 계	28,442	26,790	117,022
LSI	수 출	5,072	4,285	19,667
	내 수	601	588	2,411
	합 계	5,673	4,873	22,078
냉장고	수 출	1,642	1,324	6,092
	내 수	1,411	1,331	7,922
	합 계	3,053	2,655	14,014
HDD	수 출	5,483	5,471	22,769
	내 수	458	436	1,420
	합 계	5,941	5,907	24,189

나. 판매경로 및 판매방법 등

(1) 판매조직

○ 국 내 : 1사업부, 7팀, 15그룹(지사), 131지점
대리점 2,352점(종합점 504점/전문점 824점/이동체 746점/일반점 278점)

○ 해. 외 : 미주 10개, 구주 13개, CIS 2개, 아주 8개, 중아 2개, 중국 4개, 일본 1개

(2) 판매경로

○ 국 내

· 생산자(공장) --> 대리점 --> 소비자
· 생산자(공장) --> 유통업체(양판점,할인점,백화점,홈쇼핑,인터넷)--> 소비자
· 생산자(공장) --> 소비자

1) 물류흐름

· 생산(회사 물류센타) --> 대리점, 유통업체 --------> 소비자
· 생산(회사 물류센타) --------------------------> 소비자

2) 유통구조

· 제조자 --> 대리점 ------------------------------------> 소비자
· 제조자 --> 대리점 --> 농협, 구판장, 계열점 --------------> 소비자
· 제조자 --> 유통업체 (양판점,할인점,백화점,홈쇼핑,인터넷) --> 소비자
· 제조자 ----------------------------------> 실수요자 (일반기업체 등)
· 제조자 --> 소비자

3) 판매경로별 매출액 비중

경 로	대리점	혼매점	무점포 (홈쇼핑,인터넷등)	특직판
비 중	43%	12%	3%	42%

○ 해 외

· 해외 BUYER 수주
· 해외법인, 해외사무소의 수주

(3) 판매방법 및 조건

○ 국 내

구 분	판매경로	대금회수조건	부대비용 비용분담
전속	대리점	- 약정여신수금(현금,30일여신) (담보 100%내 여신적용)	- 사안별 상호 협의하에 일부 분담
유통업체	양판점,할인점, 백화점,홈쇼핑, 인터넷	개별계약조건	- 사안별 상호 협의하에 일부 분담
특직판	일반기업체등	개별계약조건	없 음

○ 해 외

· 해외법인을 통한 판매 및 DIRECT 수출

(4) 판매전략

○ 시장지배력 강화

○ 수주영업 활성화

○ 유통경쟁력 확대

○ 영업역량 강화

5. 수주상황

- '07. 3. 31일 현재 진행중인 수주상황은 없음.

6. 파생상품 등에 관한 사항

가. 파생상품계약 체결 현황

- 해당사항 없음

나. 리스크 관리에 관한 사항

- 해당사항 없음

7. 경영상의 주요계약 등

거래선	항 목	내 용
ORBSAK	계약 유형	기술사용 계약
	체결시기 및 기간	2007년 2월 체결/해당 특허 권리 만료일까지
	목적 및 내용	미국向 DTV 채널패킷 선택 특허 사용
	대금수수 방법	과거분 포함 일시불($ 560,000) 지급
	기타 주요내용	-

8. 연구개발활동

가. 연구개발활동의 개요

(1) 연구개발 담당조직



代表理事
기술 총괄
디지털미디어 총괄
정보통신 총괄
반도체 총괄
LCD 총괄
생활가전 사업부
종합 기술원

연구개발 조직도

※ 연구개발 조직도는 분기보고서 제출일 현재 기준임.

종합기술원에서는 차세대를 위한 기초기술연구와 중장기 PROJECT를 수행하고 있고, 제품별로 이루어진 각 총괄연구소에서는 단기 상품화 과제를 주로 개발하여 차년도 판매에 대비하고 있음.

○ 해외

미국(SISA, DTL), 영국(SERI), 러시아(SRC), 이스라엘(STRI), 인도(SISO), 일본(SYRI), 중국(BST, SSCR, SCRC)등의 지역에 연구개발 조직을 운영하고 있으며 제품개발 및 기초기술연구 등의 연구활동을 수행중임.

(2) 연구개발비용

(단위 : 백만원)

과 목		제39기 1분기	제38기	제37기	비 고
원 재 료 비		83,058	362,278	459,897	
인 건 비		331,268	1,164,209	898,281	
감 가 상 각 비		48,848	183,818	167,927	
위 탁 용 역 비		144,458	691,703	829,772	
기 타		877,881	3,174,293	3,053,895	
연구개발비용 계		1,485,513	5,576,301	5,409,771	
회계처리	판매비와 관리비	890,549	3,302,337	3,133,216	
	제조경비	594,964	2,273,964	2,276,555	
	개발비(무형자산)	-	-	-	
연구개발비 / 매출액 비율 [연구개발비용계÷당기매출액×100]		10.3%	9.5%	9.4%	

나. 연구개발 실적

구 분	연구과제	연구결과 및 기대효과 등
디지털 미디어 총 괄	블랙패널 탑재 보르도 풀 HD LCD TV 출시	- 크리스털 블랙패널 채용한 '보르도' 시리즈 첫 풀 HD LCD TV - 4배 향상된 명실 명암비 통해 어두운 화면에서도 세밀한 화면 표현 - 와이드 컬러 컨트롤 플러스 기술로 자연의 색감 재연
	세계 초소형, 초경량 컬러 레이저 복합기 출시	- 기존 제품 대비 약 30% 축소된 크기로 초소형 레이저 제품 기술 선두 주자임을 다시 한 번 확인시켜주는 혁신적인 제품 - USB 다이렉트 기능, 원터치 신분증 복사 기능 버튼 등 편리하게 사용 할 수있는 제품 - 저소음 설계 방식인 '노노이즈(NO-NOISTM)' 기술적용 조용한 사무환경 조성 - 세계 초소형 레이저 제품 지속 출시로 기술 리더쉽 확고히 구축
	블루투스 잉크젯 복합기 출시	- 블루투스 및 픽트브릿지 지원으로 PC 없이도 디지털 이미지 간단 출력 - 고화질 사진 출력에 간편한 이미지 편집 기능 - 고광택 소재의 투톤 컬러 및 고휘도 블루 LED를 채용 고급스런 디자인 구현
	HD-DVD 노트북 출시	- HD-DVD 디스크 재생 및 기록 모두 가능한 고성능 17" 노트북 - 1920*1200 해상도의 Full HD 급 WUXGA LCD 적용
	삼성 파브(PAVV), PDP TV 신제품 '깐느' 출시	- PDP 화질 기술이 총 망라된 영화 감상에 최적화된 PDP TV - 깐느 풀 HD PDP TV 출시로 풀 HD TV 시장 공략 강화 - 암실 명암비 업계 최대인 15000:1로 외광에 구애 받지 않는 선명한 화질 구현
	블루레이 노트 PC 센스 M55 출시	- 블루레이 디스크 재생· 기록이 가능한 고성능 노트 PC - 1920 * 1200 해상도의 Full HD 급 17" WUXGA LCD - 차세대 OS 윈도우 비스타 프리미엄 기반
	Yepp 'Glossy & Slim Style' K3 출시	- 6.95mm 두께로 슬림, 고광택 소재로 부드러운 디자인 - 소프트 터치 방식의 키패드, 제품 앞면 모서리 곡선처리 하여 슬림함 강조 - 인몰드(In-mold) 기술 기반으로 고광택 코팅 적용
	쿼드코어 등 서버 신제품 출시	- 사용목적에 맞게 특화한 다양한 서버 출시 - 고객 니즈에 부합하는 경쟁력 있는 제품 지속 제공
	삼성 MP3 Yepp, 블루투스 T9 로맨틱 핑크 출시	- 봄을 맞아 여성에게 인기있는 로맨틱 핑크 적용 - 유명 화장품 브랜드 겐조(Kenzo)와 이색 공동 마케팅 - FTP(파일전송기능) 라는 새로운 기능을 통해 사진과 이미지, 텍스트를 무선으로 공유 - 펌웨어 업그레이드 통해 자신이 원하는 사진이나 이미지로 메뉴화면을 마음대로 바꿀 수 있어 MP3플레이어도 휴대폰처럼 꾸밀 수 있음

구 분	연구과제	연구결과 및 기대효과 등
정보통신 총 괄	와이브로 단말기 3종 본격출시	- PDA형 와이브로폰, USB형 무선데이터 모뎀 및 휴대폰 일체형 복합 단말기 출시 - 와이브로와 HSDPA 결합된 '와이브로 USB 동글(SPH-H1200)' 까지 더해 국내 와이브로 대중화도 급물살을 탈 것으로 기대. - PDA 형 휴대폰, 복합단말기 등 휴대형 와이브로 단말기 출시로 대중성 강화 - 세계 최초 상용화에 이어 본격적인 대중화 진입으로 차세대 통신기술 자리매김
	카드폰 II 출시	- 신용카드만한 크기에 무게 79g으로 가볍고 세련된 디자인 - 오닉스블랙에 은색 크롬 테두리를 둘러 도회적 세련미를 살린 감각적 스타일 - 지상파 DMB, 200만 화소 카메라, 블루투스 등 국내 소비자 성향에 맞춘 첨단 기능
	글로벌 로밍 HSDPA폰 출시	- HSDPA전용칩+GSM 로밍 최초지원, 세계 55개국에서 자유로운 글로벌 자동 로밍 - 화상통화 즐기며 문자채팅도 가능, 1.8Mbps초고속 데이터 전송으로 음악 동영상 감상 - 멀티테스킹, 200만 화소 듀얼카메라, 블루투스, 외장메모리 슬롯(micro SD) 탑재
	차세대 와이브로 기술 '와이브로 웨이브 2' 최초 시연	- 차세대 와이브로 기술 '와이브로 웨이브 2' 첫 공개 - 하향 34Mbps, 상향 8Mbps 초고속 데이터 전송 시연에 성공 했으며, 이는 현존하는 이동통신 중 가장 빠른 것으로 삼성전자 와이브로 기술의 우수성을 다시 한 번 입증 - 세계적인 기업들의 와이브로 공동마케팅으로 와이브로 확산 기대
	미래형 멀티미디어폰 '울트라 스마트 F700' 공개	- 첨단 기술을 바탕으로 사용자 편의성을 극대화한 미래형 멀티미디어 휴대폰 - 울트라에디션의 스페셜 버전으로 멀티미디어와 모바일 인터넷 기능 강화 - 단순터치 기능 넘어 '드래그 앤 드롭' 방식의 차세대 터치스크린 기능 탑재 - 7.2Mbps의 초고속 HSDPA 서비스 지원 등 완벽한 모바일 인터넷 환경 구축
	슬림 더블폴더 DMB폰 출시	- 가로, 세로 양방향 열 수 있는 폴더 디자인으로 편리한 휴대, 안정적인 DMB 시청 - 지상파 DMB 처음 방송 가이드 제공, 간편하게 프로그램 스케줄 및 정보 확인
	울트라 에디션 II 첫 공개	- 전 세계에서 가장 얇은 5.9㎜ '울트라에디션 II 4종 전격 공개 - 와이브로와 HSPA 의 차세대 통신 기술을 이용한 첨단 단말기와 시스템을 시연
	휴대폰과 연동되는 블루투스 내비게이션 출시	- 휴대폰과 네비게이션을 블루투스로 연결, 핸즈프리 통화 및 문자 수신 - 삼성전자 자체 개발 '리얼 3D 맵' 내장 TPEG 이용 '다이내믹 내비게이션' 기능 - 3.7인치 LCD, 두께 16.8㎜로 휴대성 뛰어나, 차량용뿐 아니라 보행시에도 내비게이션 기능을 이용하거나 다양한 부가기능을 즐기기에 알맞음. - 와이브로, HSDPA 등 초고속 휴대 인터넷 기능까지 탑재할 계획
반도체 총 괄	세계 최초 사용자 주도형 3세대 퓨전 메모리 개발	- 2007 삼성모바일 솔루션(SMS) 포럼- 대만에서 개최 - 세계 최초 메모리 용량 조절 가능한 플렉스-원낸드 개발 - 세계 최초 1.8" 64기가 바이트 플래시 SSD 개발 - 세계 최초 ONE DRAMTM+AP 통합 플랫폼 솔류션 개발
	초고용량 8GB 모비낸드 개발	- 50나노 16기가비트(Gb) 낸드플래시 채용 → 8기가바이트(GB) 구현 - 기존 4기가바이트(GB) 제품 대비 용량 2배, 성능 2배 향상 - 주요기구 (JEDEC, MMCA) 표준 제품으로 등록, 모비 낸드의 시장 확대 예상 - 올 2분기 양산으로 512MB에서 8GB 까지 제품 공급
LCD 총 괄	고해상도 LCD TV 용 DDI 방열 패키지 개발	- 풀 HD급 대형 LCD TV 용 DDI 多채널화를 위한 핵심 기술 - 기존 패키지 대비 방열효과 20% 이상 개선 - 패키지 기술과 함께 자동화 조립공정도 동시 개발 - 기술 리더십 통한 DDI 시장 점유율 1위 입지 강화
	세계 최초 리얼더블사이드 LCD 개발	- 하나의 화소를 2개의 게이트가 제어하는 '더블게이트' 기술 적용 - 기존대비 1㎜ 이상 얇은 2.6㎜ 두께로 초슬림 모바일 시장 대응
생활가전 사업부	기능 디자인은 UP 가격은 DOWN 2007년형 하우젠 스마트 오븐 출시	- 원가절감 노력 통해 40만원대 가격의 '07년형 스마트 오븐' 출시 - 인터넷서 다운받는 바코드 스캔만으로 전문가 수준의 맛 구현 - 기존 전기 오븐 대비 조리시간 1/3로 단축, 전기료 30% 절감 - 앙드레 II,오스본&리틀 디자인 적용 다양한 디자인으로 감성기술 트랜드 선도
	냉장고의 3대 혁신 '지펠 컬러넌' 출시	- 친 환경 신소재 '에버맥스' 채택, 원목 느낌의 감성 디자인 추구 - 고효율 디지털 인버터 컴프레서 채택, 전력소비효율 최고 수준 달성 - 71% 고 습도 유지, '수분케어' 기술을 컬러넌 전 모델에 확대 적용

9. 기타 투자의사결정에 필요한 사항

가. 외부자금조달 요약표

[국내조달] (단위 : 백만원)

조 달 원 천	기초잔액	신규조달	상환등감소	기말잔액	비고
은 행	-	-	-	-	
보 험 회 사	-	-	-	-	
종합금융회사	-	-	-	-	
여신전문금융회사	-	-	-	-	
상호저축은행	-	-	-	-	
기타금융기관	-	-	-	-	
금융기관 합계	-	-	-	-	
회사채 (공모)	-	-	-	-	
회사채 (사모)	-	-	-	-	
유 상 증 자 (공모)	-	-	-	-	
유 상 증 자 (사모)	-	-	-	-	
자산유동화 (공모)	-	-	-	-	
자산유동화 (사모)	-	-	-	-	
기 타	-	-	-	-	
자본시장 합계	-	-	-	-	
주주・임원・계열회사차입금	-	-	-	-	
기 타	-	-	-	-	
총 계	-	-	-	-	

※ 당분기 신규조달 및 상환등감소 없음.

[해외조달] (단위 : 백만원)

조 달 원 천	기초잔액	신규조달	상환등감소	기말잔액	비고
금 융 기 관	-	-	-	-	
해외증권(회사채)	92,960	1,070	-	94,030	기준환율변동
해외증권(주식등)	-	-	-	-	
자 산 유 동 화	-	-	-	-	
기 타	-	-	-	-	
총 계	92,960	1,070	-	94,030	

※ 당분기 신규조달 및 상환등감소 없음.
※ 해외증권(회사채)변동은 기준환율변동에 의한 증가분임.

나. 최근 3년간 신용등급

평가일	평가대상 유가증권 등	평가대상 유가증권의 신용등급	평가회사 (신용평가등급범위)	평가구분
'06. 1.25	회사채	A	S&P (미국) (AAA ~ D)	수시평가
'05. 7.14	회사채	A1	Moody's (미국) (Aaa ~ C)	수시평가

※ Moody's A1는 '투자적격' 등급으로 총 21개 신용등급 중 상위 5등급에 해당
※ S&P의 A는 '투자적격' 등급으로 총 23개 신용등급 중 상위 6등급에 해당
※ Moody's, S&P 의 본점소재지는 미국임.

다. 기타 중요한 사항

- 해당사항 없음

III. 재무에 관한 사항

1. 요약재무정보

(단위 : 백만원)

구 분	제 39 기 1분기	제 38 기	제 37 기	제 36 기	제 35 기
[유동자산]	(11,634,901)	(14,714,157)	(14,286,642)	(14,005,296)	(13,482,409)
· 당좌자산	8,423,323	11,494,683	11,377,195	10,850,978	11,002,451
· 재고자산	3,211,578	3,219,474	2,909,447	3,154,318	2,479,958
[비유동자산]	(44,859,808)	(43,094,971)	(36,252,128)	(29,811,247)	(25,720,972)
· 투자자산	13,424,829	12,645,266	9,984,599	8,888,180	7,227,299
· 유형자산	29,825,047	28,820,442	24,650,194	19,727,807	17,189,204
· 무형자산	543,605	522,378	465,801	399,376	333,133
· 기타비유동자산	1,066,327	1,106,885	1,151,534	795,884	971,336
자산총계	56,494,709	57,809,128	50,538,770	43,816,543	39,203,381
[유동부채]	(8,995,169)	(9,635,015)	(8,345,275)	(8,720,903)	(9,191,898)
[비유동부채]	(3,066,161)	(2,976,529)	(2,587,255)	(655,231)	(597,008)
부채총계	12,061,330	12,611,544	10,932,530	9,376,134	9,788,906
[자본금]	(897,514)	(897,514)	(897,514)	(897,514)	(895,241)
[자본잉여금]	(6,363,176)	(6,367,244)	(6,365,315)	(6,331,666)	(6,218,818)
[자본조정]	(△8,767,436)	(△6,980,870)	(△5,353,954)	(△3,467,347)	(△2,753,518)
[기타포괄손익누계액]	(730,217)	(556,924)	(425,294)	(103,535)	(644,225)
[이익잉여금]	(45,209,908)	(44,356,772)	(37,272,071)	(30,575,041)	(24,409,709)
자본총계	44,433,379	45,197,584	39,606,240	34,440,409	29,414,475
매출액	14,386,012	58,972,765	57,457,670	57,632,359	43,582,016
영업이익	1,183,107	6,933,933	8,059,775	12,016,877	7,192,702
계속사업이익	1,599,211	7,916,491	7,610,755	10,786,742	5,958,998
당기순이익	1,599,211	7,916,491	7,610,755	10,786,742	5,958,998

[Δ 는 부(-)의 수치임]

※ 회계기준적용의견서 06-2 '종속회사, 지분법적용 피투자회사 및 조인트벤처의 지분에 대한 투자자산과 관련된 이연법인세 인식에 관한 회계처리'를 적용하여 비교표시된 제38기 및 제37기 재무제표는 기업회계기준서 제1호에 따라 재작성됨.

2. 재무제표 이용상의 유의점

가. 재무제표 작성기준

- 일반적인 회계처리방침

당사의 재무제표는 대한민국의 기업회계기준서 제1호 내지 제23호(제14호 제외)를 포함한 대한민국에서 일반적으로 인정된 회계처리기준에 따라 작성되었으며, 재무제표를 작성하기 위하여 채택한 중요한 회계정책은 2007회계연도부터 적용되는 대한

민국의 기업회계기준서 제11호 '중단사업', 제21호 '재무제표의 작성과 표시' 내지 제23호 '주당이익'의 적용에 따른 사항을 제외하고는 2006년 12월 31일로 종료하는 회계연도에 대한 재무제표 작성시 채택한 회계정책과 동일합니다.

- 기업회계기준서의 도입

당분기에 당사는 대한민국의 기업회계기준서 제21호 '재무제표의 작성과 표시'에 따라 자본변동표를 재무제표에 포함하였으며, 기존 자본조정항목을 자본조정과 기타포괄손익누계액으로 분류하고 기타비유동자산등으로 일부 계정과목에 대한 분류를 변경하였습니다. 또한, 당기순이익에 주기로 기재되던 주당순이익을 손익계산서 본문에 표시하는 방식으로 변경하고, 포괄손익계산서를 손익계산서의 주석으로 작성하였습니다.

비교표시된 전기 및 전분기 재무제표의 일부 계정과목은 당분기 재무제표의 표시방법에 따라 재분류하였으며, 이러한 재분류는 전기 및 전분기에 보고된 순이익이나 순자산에 영향을 미치지 아니합니다. 다만, 기업회계기준서 제21호의 경과조치에 의하여 동 기준서를 처음으로 적용하는 회계연도의 당분기 자본변동표는 비교식으로 작성되지 아니하였습니다.

또한, 대한민국의 기업회계기준서 제23호 '주당이익'에 따라 당사가 우선주를 매입하는 경우 우선주의 장부금액을 초과하여 지불하는 매입대가를 주당이익 산정시 보통주에 귀속되는 이익에서 차감하는 방법으로 변경하였습니다.

한편, 당사의 재무제표는 회계기준적용의견서 06-2 '종속회사, 지분법적용 피투자회사 및 조인트벤처의 지분에 대한 투자자산과 관련된 이연법인세 인식에 관한 회계처리'를 적용하여 작성되었으며, 비교표시된 전기 및 전분기 재무제표는 기업회계기준서 제1호에 따라 재작성되었습니다.

- 수익인식기준

당사는 제품 및 상품매출에 대하여 재화의 소유에 따른 위험과 효익의 대부분이 이전된 시점에 수익으로 인식하고 있습니다. 용역제공거래에 대하여는 진행기준에 의하여 수익을 인식하고 있으며, 진행률은 총예정원가에 대한 실제누적발생원가의 비율에 따라 산정하고 있습니다.

- 대손충당금

당사는 대차대조표일 현재의 매출채권과 기타채권 잔액에 대하여 과거의 대손경험률

과 장래의 대손예상액을 기초로 대손충당금을 설정하고 있습니다.

- 재고자산의 평가

당사는 계속기록법에 의해 파악되고 정기적으로 실시하는 실지재고조사에 의하여 확정된 수량 및 총평균법에 의하여 산정한 취득원가(시가가 취득원가보다 하락한 경우에는 시가)로 재고자산을 평가하고 있습니다. 다만, 미착품은 개별법에 의한 취득원가로 평가되고 있습니다.

- 유가증권의 평가

당사는 지분증권과 채무증권에 대한 투자에 대하여 취득목적과 보유의도에 따라 단기매매증권, 매도가능증권과 만기보유증권으로 분류하고 있습니다. 다만, 유가증권 중 중대한 영향력을 행사할 수 있는 지분증권은 지분법적용투자주식으로 분류하고 있습니다. 단기매매증권은 유동자산으로 분류하고, 매도가능증권 및 만기보유증권은 투자자산으로 분류하고 있으며 대차대조표일로부터 1년 이내에 만기가 도래하거나 또는 매도등에 의하여 처분할 것이 거의 확실한 경우 유동자산으로 분류하고 있습니다. 유가증권의 취득원가는 총평균법을 이용하여 유가증권 취득을 위하여 제공한 대가의 시장가격에 취득부대비용을 포함한 가액으로 산정하고 있습니다.

매도가능증권은 공정가액으로 평가하되, 매도가능증권 중 시장성이 없는 지분증권의 공정가액을 신뢰성있게 측정할 수 없는 경우에는 취득원가로 평가하고 있습니다. 매도가능증권에 대한 미실현보유손익은 자본조정(매도가능증권평가손익)으로 처리하고 당해 유가증권에 대한 자본항목의 누적금액은 그 유가증권을 처분하거나 감액손실을 인식하는 시점에 일괄하여 당기손익에 반영하고 있습니다. 다만, 매도가능증권으로 분류된 채무증권의 경우 할인 또는 할증차금을 상각하여 이자수익을 먼저 인식한 후에, 상각후 취득원가와 공정가액의 차이금액인 미실현보유손익을 자본조정으로 처리하고 있습니다. 유가증권의 회수가능가액이 채무증권의 상각후 취득원가 또는 지분증권의 취득원가보다 작은 경우에는 감액손실을 인식하고 당기손익에 반영하고 있습니다.

- 지분법적용투자주식의 평가

피투자회사에 대하여 중대한 영향력을 행사할 수 있는 지분증권은 지분법을 적용하여 평가하고 있습니다. 지분법적용투자주식을 원가로 인식한 후, 지분법적용투자주식의 취득 시점 이후 발생한 지분 변동액은 지분법적용투자주식에 가감 처리하며, 그

변동이 피투자회사의 당기순손익으로 인하여 발생한 경우에는 지분법이익 또는 지분법손실의 과목으로 하여 당기순이익의 증가 또는 감소로, 이익잉여금의 증가 또는 감소로 인한 경우에는 이익잉여금의 증가 또는 감소로, 당기순손익과 전기이월이익잉여금을 제외한 자본의 증가 또는 감소로 인하여 발생한 경우에는 지분법자본변동 또는 부의지분법자본변동의 과목으로 하여 자본조정의 증가 또는 감소로 처리하고 있습니다.

1) 투자차액의 처리

피투자회사의 주식취득 당시 회사의 투자계정의 금액과 피투자회사의 순자산가액중 회사의 지분에 해당하는 금액이 일치하지 않는 경우, 그 차액에 관하여는 최초 발생연도부터 5년동안 정액법으로 상각 또는 환입하여 투자주식에 반영하고 있습니다. 한편, 피투자회사의 유상증자등으로 인하여 피투자회사에 대한 당사의 지분율이 감소하는 경우에 발생하는 투자차액은 처분손익으로 처리하고 있습니다. 다만, 피투자회사가 연결대상종속회사가 된 이후 종속회사가 유상증자 등을 실시함에 따라 당사의 지분율이 변동된 경우에 발생하는 투자차액은 자본조정(지분법자본변동 또는 부의지분법자본변동)으로 계상하고 있습니다.

2) 내부미실현손익의 제거

당사 및 지분법피투자회사간의 거래에서 발생한 손익에 당사의 지분율을 곱한 금액(피투자회사간의 거래의 경우 판매회사에 대한 회사의 지분율을 곱한 금액) 중 대차대조표일 현재 보유자산의 장부가액에 반영되어 있는 부분은 미실현손익으로 보아 지분법적용투자주식에 가감하고 있습니다. 다만, 지분법피투자회사가 종속회사인 경우, 회사가 종속회사에 대하여 자산을 매각한 거래로 인하여 발생한 손익은 대차대조표일 현재 보유자산의 장부가액에 반영되어 있는 미실현이익을 전액 제거하고 있습니다.

3) 해외피투자회사 재무제표의 환산

당사는 해외피투자회사의 외화표시 재무제표 환산시 대차대조표항목은 대차대조표일 현재의 환율로(단, 자본계정은 취득 당시의 환율), 손익계산서 항목은 당기의 평균환율을 적용하여 환산하고 있으며, 원화로 환산 후 자본금액과 자산에서 부채를 차감한 금액과의 차이 중 당사의 지분에 상당하는 금액은 지분법자본변동 또는 부의지분법자본변동으로 처리하고 있습니다.

4) 외부감사인의 감사 또는 검토를 받지 아니한 재무제표의 이용
당사의 지분법적용대상 피투자회사 중 일부는 감사보고서일 현재까지 외부감사인으로부터의 감사나 검토가 완료되지 아니하여 지분법 평가시 감사나 검토를 받지 아니한 재무제표를 이용하였습니다. 당사는 추후 감사를 받지 아니한 재무제표와 감사받은 재무제표 간에 차이가 발생하는 경우라도 당사의 재무제표에 미치는 영향은 크지 않을 것으로 예상하고 있습니다.

- 유형자산의 평가와 감가상각방법
당사는 유형자산에 대해 당해 자산의 구입원가 또는 제작원가와 자산을 사용할 수 있도록 준비하는데 직접 관련되는 지출을 취득원가로 산정하고 있습니다. 다만, 재평가된 자산은 재평가액으로 평가하고 있습니다. 유형자산의 취득 또는 완성후의 지출이 가장 최근에 평가된 성능수준을 초과하여 미래의 경제적효익을 증가시키는 경우에는 자본적지출로 처리하고, 그렇지 않은 경우에는 발생한 기간의 비용으로 인식하고 있습니다. 또한, 유형자산의 진부화 또는 시장가치의 급격한 하락 등으로 인하여 유형자산의 미래 경제적효익이 장부가액에 현저하게 미달할 가능성이 있는 경우에는 감액손실의 인식여부를 검토하여 장부가액을 회수가능가액으로 조정하고 그 차액을 감액손실로 처리하고 있습니다.

유형자산에 대한 감가상각비는 당사가 추정한 내용연수에 따라 정액법에 의하여 계상되고 있습니다. 각 자산별로 당사가 사용하고 있는 대표추정내용연수는 다음과 같습니다

	대표추정내용연수		대표추정내용연수
건 물	15, 30 년	공구기구비품	5 년
구 축 물	15 년	차량운반구	5 년
기 계 장 치	5 년		

- 무형자산의 평가와 상각방법
당사는 무형자산에 대해 당해 자산의 제작원가 또는 구입원가에 취득부대비용을 가산한 가액을 취득원가로 산정하고 있습니다. 자산의 진부화 및 시장가치의 급격한 하락 등으로 인하여 무형자산의 회수가능가액이 장부가액에 중요하게 미달하게 되는 경우에는 장부가액을 회수가능가액으로 조정하고 그 차액을 무형자산감액손실의 과목으로 하여 당기손실로 처리하고 있습니다. 무형자산은 취득원가에서 당사가 추정

한 내용연수에 따라 정액법에 의하여 계상된 상각액을 직접 차감한 잔액으로 평가되고 있습니다. 각 무형자산별로 당사가 사용하고 있는 대표추정내용연수는 다음과 같습니다.

	대표추정내용연수		대표추정내용연수
영 업 권	5 년	기타의 무형자산	5 년
산업재산권	10 년		

- 리스회계처리

당사는 리스제공 거래에 대하여 리스자산의 보유에 따른 위험과 효익이 실질적으로 이전되는 경우에는 금융리스로 분류하고 그 외의 경우에는 운용리스로 분류하고 있습니다.

1) 금융리스

당사는 금융리스를 제공하는 거래에 대하여 금융리스의 리스순투자와 동일한 금액을 금융리스채권으로 인식하며, 금융리스 순투자 미회수분에 대하여 유효이자율법을 적용하여 이자수익을 인식하고 있습니다. 또한, 매 기간별 리스료는 금융리스채권 회수액과 이자수익으로 구분하여 인식하고 있습니다.

2) 운용리스

당사는 운용리스를 제공하는 거래에 대하여 운용리스자산을 유형자산의 항목으로 표시하고 있으며, 운용리스자산의 사용과 관련하여 리스자산의 기간적 효익의 형태를 체계적으로 인식하는 방법으로 수익을 인식하고 있습니다. 운용리스자산은 당사가 소유한 다른 유사자산의 감가상각과 일관성 있게 처리하고 있습니다.

- 신주발행비와 사채발행비

당사는 신주발행비를 주식발행가액에서 조정하여 주식발행초과금에서 차감하고, 사채발행비를 사채발행가액에서 조정하여 사채할인발행차금 또는 사채할증발행차금에 가감하는 방법으로 처리하고 있습니다.

- 사채할인(할증)발행차금

당사는 사채할인(할증)발행차금을 사채발행시부터 최종상환시까지의 기간에 걸쳐 유

효이자율법을 적용하여 상각(환입)하고, 동 상각(환입)액을 이자비용에 가산(차감)하여 처리하고 있습니다.

- 채권 · 채무의 현재가치 평가 및 재조정

당사는 장기연불조건의 매매거래, 장기금전대차거래 또는 이와 유사한 거래에서 발생하는 채권 · 채무로서 명목가액과 현재가치의 차이가 중요한 경우에는 당해 채권 · 채무로 인하여 미래에 수취하거나 지급할 총금액을 적정한 이자율로 할인한 현재가치로 평가하고 있으며, 채권 · 채무의 명목가액과 현재가치의 차액인 현재가치할인차금은 유효이자율법을 적용하여 상각 또는 환입하고 이를 이자비용 또는 이자수익으로 인식하고 있습니다.

- 이연법인세자산, 부채

당사는 자산, 부채의 장부가액과 세무가액의 차이에 따른 일시적 차이에 대하여 이연법인세자산과 이연법인세부채를 인식하고 있습니다. 이연법인세자산과 이연법인세부채는 미래에 일시적차이의 소멸 등으로 인하여 미래에 경감되거나 추가적으로 부담할 법인세부담액으로 측정하고 있습니다. 일시적차이의 법인세효과는 발생한 기간의 법인세비용에 반영하고 있으며, 자본 항목에 직접 반영되는 항목과 관련된 일시적차이의 법인세효과는 관련 자본 항목에 직접 반영하고 있습니다. 이연법인세자산은 향후 과세소득의 발생이 거의 확실하여 이연법인세자산의 법인세 절감 효과가 실현될 수 있을 것으로 기대되는 경우에 자산으로 인식하고 있으며, 이월 세액공제와 세액감면에 대하여서는 이월공제가 활용될 수 있는 미래기간에 발생할 것이 거의 확실한 과세소득의 범위 안에서 이연법인세자산을 인식하고 있습니다.
이연법인세자산과 이연법인세부채는 대차대조표상에 유동과 비유동항목으로 분류하고 있으며, 동일한 유동 및 비유동 구분 내에서의 이연법인세자산과 이연법인세부채는 각각 상계하여 표시하고 있습니다.

- 외화자산 · 부채의 환산

당사는 대차대조표일 현재의 환율(미국 달러화의 경우 ￦940.3/US$1)에 의하여 화폐성 외화자산과 부채를 환산하고 있으며, 이로 인한 외화환산손익은 당기손익으로 처리하고 있습니다.

- 퇴직급여충당금

당사는 임직원 퇴직금 지급규정에 따라 당분기말 현재 1년이상 근속한 전임직원이 일시에 퇴직할 경우에 지급하여야 할 퇴직금 총 추계액을 퇴직급여충당금으로 설정하고 있습니다.
당사는 수익자인 종업원의 퇴직금 수급권을 보장하는 퇴직보험에 가입하고 있으며, 이에 따라 납입한 퇴직보험료는 퇴직보험예치금의 과목으로 퇴직급여충당금에서 차감하는 형식으로 표시하고 있습니다. 또한, 국민연금법의 규정에 의하여 퇴직금의 일부를 전환하여 국민연금관리공단에 납부한 퇴직금전환금을 국민연금전환금의 과목으로 하여 퇴직급여충당금에서 차감하는 형식으로 표시하고 있습니다.

- 국고보조금

당사는 정부 또는 정부출연기관과 기술개발사업협약을 체결하고 있으며 정부 또는 정부출연기관으로부터 수령한 국고보조금을 선수수익으로 계상하여 관련 기술개발사업에 사용하는 시점에 관련 비용과 상계하여 처리하고 있습니다.

- 자산감액

당사는 대차대조표의 자산 중 진부화, 물리적손상 및 시장가치의 급격한 하락 등의 원인으로 인하여 당해 자산의 회수가능가액이 장부가액에 미달하고 그 미달액이 중요한 경우에는 이를 장부가액에서 직접 차감하여 회수가능가액으로 조정하고, 장부가액과 회수가능가액의 차액은 당기손실로 처리하고 있습니다.

- 당사는 회계처리 및 재무제표등의 작성에 있어서 기업회계기준을 따르고 있으며 "1.요약 재무정보" 및 "4.재무제표"에 기재된 내용은 모두 기업회계 기준에 합치됩니다.

나. 기업회계기준 등의 위반사항

(1) 재무제표를 수정하여야 하는 위반사항
- 해당사항 없음

(2) 재무제표 수정과 관련없는 위반사항
- 해당사항 없음

다. 기타 유의하여야 할 사항

- 감사인의 감사보고서에 기재된 특기사항

사 업 연 도	특 기 사 항(또는 참고사항)
제39기 1분기	회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2조 4,500억원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위 채권매입방법 등으로 그 부족액을 부담하되, 불이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2조 4,500억원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 대차대조표일 현재 삼성생명보험(주) 주식의 처분이 완료되지 않은 상태이며, 삼성자동차(주)의 채권금융기관들은 상기의 합의서와 관련하여 2005년 12월 9일자로 이건희 회장 및 회사와 삼성그룹 계열사들을 상대로 소송을 제기하였습니다. 채권금융기관들은 소송에서 회사와 이건희 회장 및 27개 삼성그룹 계열사들은 연대하여 원고들에게 손실보상금 2조 4,500억원과 이에 대한 2001년 1월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금을 지급하고, 회사와 27개 삼성그룹 계열사들은 연대하여 원고들에게 위약금 (지연이자 상당액) 2조 2,879억여원 및 2001년 1월부터 매월별로 산출된 위약금에 대한 각 그 익월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금과 2조 4,500억원에 대한 2005년 12월 1일부터 완제일까지 연 19%의 비율에 의한 위약금을 지급할 것 등을 청구하였습니다. 현재로서는 동 소송의 최종결과 및 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.
제38기 1분기	회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2조 4,500억원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위 채권매입방법 등으로 그 부족액을 부담하되, 불이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2조 4,500억원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 대차대조표일 현재 삼성생명보험(주) 주식의 처분이 완료되지 않은 상태이며, 삼성자동차(주)의 채권금융기관들은 상기의 합의서와 관련하여 2005년 12월 9일자로 이건희 회장 및 회사와 삼성그룹 계열사들을 상대로 소송을 제기하였습니다. 채권금융기관들은 소송에서 회사와 이건희 회장 및 27개 삼성그룹 계열사들은 연대하여 원고들에게 손실보상금 2조 4,500억원과 이에 대한 2001년 1월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금을 지급하고, 회사와 27개 삼성그룹 계열사들은 연대하여 원고들에게 위약금(지연이자 상당액) 2조 2,879억여원 및 2001년 1월부터 매월별로 산출된 위약금에 대한 각 그 익월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금과 2조 4,500억원에 대한 2005년 12월 1일부터 완제일까지 연 19%의 비율에 의한 위약금을 지급할 것 등을 청구하였습니다. 현재로서는 동 소송의 최종결과 및 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.
제38기	회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2조 4,500억원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위 채권매입방법 등으로 그 부족액을 부담하되, 불이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2조 4,500억원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 대차대조표일 현재 삼성생명보험(주) 주식의 처분이 완료되지 않은 상태이며, 삼성자동차(주)의 채권금융기관들은 상기의 합의서와 관련하여 2005년 12월 9일자로 이건희 회장 및 회사와 삼성그룹 계열사들을 상대로 소송을 제기하였습니다. 채권금융기관들은 소

사 업 연 도	특 기 사 항(또는 참고사항)
	송에서 회사와 이건희 회장 및 27개 삼성그룹 계열사들은 연대하여 원고들에게 손실보상금 2조 4,500억원과 이에 대한 2001년 1월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금을 지급하고, 회사와 27개 삼성그룹 계열사들은 연대하여 원고들에게 위약금 (지연이자 상당액) 2조 2,879억여원 및 2001년 1월부터 매월별로 산출된 위약금에 대한 각 그 익월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금과 2조 4,500억원에 대한 2005년 12월 1일부터 완제일까지 연 19%의 비율에 의한 위약금을 지급할 것 등을 청구하였습니다. 현재로서는 동 소송의 최종결과 및 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.
제37기	회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2조 4,500억원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하되, 불이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2조 4,500억원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 대차대조표일 현재 삼성생명보험(주) 주식의 처분이 완료되지 않은 상태이며, 삼성자동차(주)의 채권금융기관들은 상기의 합의서와 관련하여 2005년 12월 9일자로 이건희 회장 및 회사와 삼성그룹 계열사들을 상대로 소송을 제기하였습니다. 채권금융기관들은 소송에서 회사와 이건희 회장 및 27개 삼성그룹 계열사들은 연대하여 원고들에게 손실보상금 2조 4,500억원과 이에 대한 2001년 1월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금을 지급하고, 회사와 27개 삼성그룹 계열사들은 연대하여 원고들에게 위약금(지연이자 상당액) 2조 2,879억여원 및 2001년 1월부터 매월별로 산출된 위약금에 대한 각 그 익월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금과 2조 4,500억원에 대한 2005년 12월 1일부터 완제일까지 연 19%의 비율에 의한 위약금을 지급할 것 등을 청구하였습니다. 현재로서는 동 소송의 최종결과 및 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.

3. 회계정보에 관한 사항

가. 대손충당금 설정현황

(1) 최근 3사업연도의 계정과목별 대손충당금 설정내역

(단위 : 백만원,%)

구 분	계정과목	채권 총액	대손충당금	대손충당금 설정률
제39기 1분기	매출채권	2,266,579	23,221	1.0
	단기대여금	31,240	312	1.0
	미수금	629,007	7,135	1.1
	선급금	614,253	1,721	0.3
	장기성매출채권	28,606	1,074	3.8
	장기대여금	235,607	2,228	0.9
	합 계	3,805,292	35,691	0.9
	매출채권	1,862,917	20,478	1.1
	단기대여금	35,262	347	1.0

구 분	계정과목	채권 총액	대손충당금	대손충당금 설정률
제38기	미수금	872,041	7,372	0.8
	선급금	552,860	1,381	0.2
	장기성매출채권	11,398	896	7.9
	장기대여금	233,375	2,136	0.9
	합 계	3,567,853	32,610	0.9
제37기	매출채권	1,513,151	16,212	1.1
	단기대여금	68,423	492	0.7
	미수금	848,414	5,586	0.7
	선급금	564,116	2,473	0.4
	장기성매출채권	5,638	844	15.0
	장기대여금	115,991	738	0.6
	합 계	3,115,733	26,345	0.8

※ 채권총액은 현재가치할인차금 차감 후 금액임

(2) 최근 3사업연도의 대손충당금 변동현황

(단위 :백만원)

구 분	제39기 1분기	제38기	제37기
1. 기초 대손충당금 잔액합계	32,610	26,345	23,242
2. 순대손처리액(①-②±③)	473	1,692	543
① 대손처리액(상각채권액)	473	1,720	549
② 상각채권회수액	-	28	6
③ 기타증감액	-	-	-
3. 대손상각비 계상(환입)액	3,554	7,957	3,646
4. 기말 대손충당금 잔액합계	35,691	32,610	26,345

(3) 매출채권관련 대손충당금 설정방침

1) 대손충당금 설정방침

대차대조표일 현재의 매출채권과 기타채권 잔액에 대하여 과거의 대손경험률과 장래의 대손예상액을 기초로 대손충당금을 설정

2) 대손경험률 및 대손예상액 산정근거

- 대손경험률: 과거 3개년 평균채권잔액에 대한 실제 대손 발생액을 근거로 대손 경험률을 산정하여 설정
- 대손예상액: 채무자의 파산, 강제집행, 사망, 실종등으로 회수가 불투명한 채권의 경우 회수가능성, 담보설정여부등을 고려하여 채권잔액의 1%초과~100% 범위에서 합리적인 대손 추산액 설정
  - · 대손추산액 설정기준

상황	설정율
분 쟁	25 %
수금의뢰	50 %
소 송	75 %
부 도	100 %

3) 대손처리기준: 매출채권 등에 대해 아래와 같은 사유발생시 실대손처리

- 파산, 부도, 강제집행, 사업의 폐지, 채무자의 사망, 실종등으로 인해 채권의 회수불능이 객관적으로 입증된 경우
- 소송에 패소하였거나 법적 청구권이 소멸한 경우
- 외부 채권회수 전문기관이 회수가 불가능하다고 통지한 경우
- 담보설정 부실채권, 보험Cover 채권은 담보물을 처분하거나 보험사로부터 보험금을 수령한 경우
- 회수에 따른 비용이 채권금액을 초과하는 경우

(4) 당해 사업연도말 현재 경과기간별 매출채권잔액 현황

(단위 : 백만원)

구 분	6월 이하	6월 초과 1년 이하	1년 초과 3년 이하	3년 초과	계
금 액	2,237,253	35,685	20,772	1,475	2,295,185
구성비율	97.5%	1.5%	0.9%	0.1%	100.0%

※ 매출채권잔액은 현재가치할인차금 차감 후 금액임

나. 재고자산의 보유 및 실사내역 등

(1) 최근 3사업연도의 재고자산의 사업부문별 보유현황

(단위 : 백만원)

사업부문	계정과목	제39기 1분기	제38기	제37기	비고
디지털미디어 총괄	상 품	58,680	59,528	34,152	
	제 품	39,484	26,801	32,862	
	재공품	16,199	21,170	38,853	
	원재료	82,691	95,374	104,961	
	기 타	44,500	53,548	42,745	
	소 계	241,554	256,421	253,573	
정보통신총괄	제 품	43,828	45,847	105,915	
	재공품	223,244	259,764	230,809	
	원재료	443,928	501,187	493,894	
	기 타	62,890	79,662	79,579	
	소 계	773,890	886,460	910,197	
반도체총괄	상 품	2,006	1,242	632	
	제 품	203,712	258,475	194,599	
	재공품	1,034,116	882,453	705,752	
	원재료	256,395	249,742	200,577	
	기 타	62,576	55,925	50,362	
	소 계	1,558,805	1,447,837	1,151,922	
LCD총괄	상 품	6,052	1,468	8,233	
	제 품	121,629	154,037	91,307	
	재공품	163,931	122,784	120,297	
	원재료	116,819	153,126	151,246	
	기 타	27,451	16,701	17,125	
	소 계	435,882	448,116	388,208	
생활가전사업부	상 품	74,874	55,946	75,585	
	제 품	417	1,197	9,919	
	재공품	-	-	1,004	
	원재료	945	2,408	4,351	
	기 타	4,892	6,207	4,071	
	소 계	81,128	65,758	94,930	
기 타	상 품	9,429	6,741	24,037	
	재공품	38,027	28,882	12,267	
	원재료	714	1,201	703	
	기 타	72,149	78,058	73,610	
	소 계	120,319	114,882	110,617	

사업부문	계정과목	제39기 1분기	제38기	제37기	비고
합 계	상 품	151,041	124,925	142,639	
	제 품	409,070	486,357	434,602	
	재공품	1,475,517	1,315,053	1,108,982	
	원재료	901,490	1,003,038	955,732	
	기 타	274,460	290,101	267,492	
총 계		3,211,578	3,219,474	2,909,447	
총자산대비 재고자산 구성비율(%) [재고자산합계÷기말자산총계×100]		5.7%	5.6%	5.8%	
재고자산회전율(회수) [연환산 매출원가÷{(기초재고+기말재고)÷2}]		13.6회	13.8회	13.2회	

(2) 재고자산의 실사내역 등

1) 실사일자

- 6월말 및 11월말 기준으로 매년 2회 재고자산 실사 실시
- 재고조사시점인 11월말과 기말시점의 재고자산 변동내역은 해당기간 전체 재고의 입출고 내역의 확인을 통해 대차대조표일기준 재고자산의 실재성을 확인함.

2) 실사방법

- 사내보관재고 : 폐창식 전수조사 실시

※ 반도체(LCD포함)라인재고 및 자동화창고보관 SVC자재는 표본조사

- 사외보관재고

제3자 보관재고, 운송중인재고에 대해선 전수로 물품보유확인서 또는 장치확인서 징구 및 표본조사 병행

- 외부감사인은 당사의 재고실사에 입회· 확인하고 일부 항목에 대해 표본 추출하여 그 실재성 및 완전성 확인함.

3) 장기체화재고등 내역

재고자산의 시가가 취득원가보다 하락한 경우에는 저가법을 사용하여 재고자산의 대차대조표가액을 결정하고 있으며, 당분기말 현재 재고자산에 대한 평가내역은 다음과 같음.

(단위 : 백만원)

계정과목	취득원가	재고보유금액	평가금액	분기말재고잔액	비 고
상 품	154,758	154,758	3,717	151,041	
제 품	435,827	435,827	26,757	409,070	
재공품	1,556,080	1,556,080	80,563	1,475,517	
원재료	929,406	929,406	27,916	901,490	
저장품	190,648	190,648	11,972	178,676	
미착품	95,784	95,784	-	95,784	
합 계	3,362,503	3,362,503	150,925	3,211,578	

다. 최근 5사업연도의 회계기준 변경내용 및 그 사유

회계연도	회계변경내용	변경사유
2003년	- 외주가공을 위한 원자재 반출(매출→매출미인식) - 재고자산평가손실 인식 (영업외비용→매출원가)	기업회계기준 변경 기업회계기준 변경
2004년	없음	
2005년	- 지분법 : · 지분법손익, 지분법자본변동, 부의지분법자본변동 인식(순액 → 총액인식) · 내부미실현손익 제거시 지분율 고려하는 방법으로 변경 - 법인세 : · 이연법인세자산, 이연법인세부채를 유동과 비유동 항목으로 분류 · 동일 유동 및 비유동 구분내 이연법인세자산과 이연법인세부채는 각각 상계하여 표시 · 자본항목에 직접 반영되는 항목과 관련된 일시적 차이의 법인세 효과를 관련 자본항목에 직접 반영	기업회계기준서 적용 기업회계기준서 적용
2006년	- 2006년 기업회계기준서 제 18호 '조인트 벤처투자', 제 19호 '리스' 제 20호 '특수관계자 공시'의 적용	기업회계기준서 적용
2007년	- 2007년 기업회계기준서 제 11호 '중단사업', 제 21호 '재무제표의 작성과 표시' 제 23호 '주당이익' - 회계기준적용의견서 06-2 '종속회사, 지분법적용 피투자회사 및 조인트벤처의 지분에 대한 투자자산과 관련된 이연법인세 인식에 관한 회계처리'를 적용하여 비교표시된 전기 및 전분기 재무제표는 기업회계기준서 제1호에 따라 재작성됨	기업회계기준서 적용 기업회계기준서 적용

라. 최근 5사업연도 중 당기순손실이 발생한 사업연도와 그 주요원인

- 해당사항 없음

마. 최근 5사업연도 중 직전사업연도대비 당기순이익 증감율이 30% 이상이거나 흑자전환인 사업연도와 그 주요원인

회계연도	당기순이익 증감율	주요 증감원인
2004년	81%	반도체, 통신, LCD 등 주력 사업부문 호조

바. 당해 사업연도의 시장성없는 지분성증권 평가 현황

(1) 공정가액으로 평가한 시장성없는 지분성증권 내역

- 해당사항 없음

(2) 시장성없는 지분성증권의 평가방법 등

□ 평가원칙

- 기업회계기준서에 따라 공정가치로 평가하되, 공정가치를 신뢰성있게 평가할 수 없는 경우에는 취득원가로 평가

- 단계별평가 및 질적분석결과를 종합하여 감액여부 판단

□ 평가방법

[감액평가]

- 단계별 평가

① 순자산가액 하락의 일시성여부(취득시점대비 20%이상, 6개월이상 지속시)

② 권리행사(매각,양도) 가능여부 및 불리한 계약사항의 유무

③ 최근(1년내) 유상증자 실시여부

- 질적분석

① 당초취득목적의 유효성 지속여부

② 재무지표 분석(3개년간 매출, 순이익, 현금흐름등)

③ 재무건전성 평가(Z-score를 이용한 분석)

4. 재무제표

가. 대차대조표

대 차 대 조 표

제 39 기 1분기 2007. 3. 31 현재
제 38 기 2006. 12. 31 현재
제 37 기 2005. 12. 31 현재

(단위 : 백만원)

과 목	제 39 기 1분기말		제 38 기말		제 37 기말	
자 산						
Ⅰ. 유 동 자 산		11,634,901		14,714,157		14,286,642
(1) 당 좌 자 산		8,423,323		11,494,683		11,377,195
1. 현금및현금성자산	797,966		977,989		1,053,552	
2. 단기금융상품	1,150,144		3,335,141		3,897,931	
3. 단기매도가능증권	961,716		2,058,781		1,917,122	
4. 매 출 채 권	2,266,579		1,862,917		1,513,151	
대 손 충 당 금	(23,221)		(20,478)		(16,212)	
5. 단 기 대 여 금	31,862		36,416		68,559	
대 손 충 당 금	(312)		(347)		(492)	
현재가치할인차금	(622)		(1,154)		(136)	
6. 미 수 금	629,070		872,093		848,441	
대 손 충 당 금	(7,135)		(7,372)		(5,586)	
현재가치할인차금	(63)		(52)		(27)	
7. 미 수 수 익	77,628		96,313		106,362	
8. 선 급 금	614,253		552,860		564,116	
대 손 충 당 금	(1,721)		(1,381)		(2,473)	
9. 선 급 비 용	574,338		400,824		353,911	
10. 예 치 보 증 금	100,950		104,727		104,882	
11. 전 도 금	2,727		2,648		3,083	
12. 단기이연법인세자산	1,181,711		1,155,410		907,680	
13. 단기금융리스채권	67,453		69,348		63,331	
(2) 재 고 자 산		3,211,578		3,219,474		2,909,447
1. 상 품	151,041		124,925		142,639	
2. 제 품	409,070		486,357		434,602	
3. 재 공 품	1,475,517		1,315,053		1,108,982	
4. 원 재 료	901,490		1,003,038		955,732	
5. 저 장 품	178,676		180,439		144,233	
6. 미 착 품	95,784		109,662		123,259	
Ⅱ. 비 유 동 자 산		44,859,808		43,094,971		36,252,128
(1) 투 자 자 산		13,424,829		12,645,266		9,984,599
1. 장기금융상품	-		-		57	
2. 장기매도가능증권	1,269,070		1,148,944		977,409	
3. 지분법적용투자주식	11,922,380		11,265,083		8,891,880	
4. 장기대여금	262,766		262,636		132,342	
대손충당금	(2,228)		(2,136)		(738)	
현재가치할인차금	(27,159)		(29,261)		(16,351)	

과 목	제 39 기 1분기말		제 38 기말		제 37 기말	
(2) 유 형 자 산		29,825,047		28,820,442		24,650,194
1. 토 지	2,770,464		2,787,127		2,573,232	
2. 건 물	7,062,806		6,929,600		5,723,120	
감가상각누계액	(1,550,151)		(1,473,200)		(1,177,189)	
3. 구 축 물	425,113		394,095		382,109	
감가상각누계액	(141,511)		(135,545)		(114,797)	
4. 기 계 장 치	43,539,290		42,149,202		34,120,496	
감가상각누계액	(27,207,060)		(25,927,163)		(21,465,439)	
5. 공구기구비품	1,572,533		1,544,092		1,455,983	
감가상각누계액	(946,852)		(914,887)		(858,968)	
6. 차 량 운 반 구	254,891		247,931		166,343	
감가상각누계액	(68,522)		(64,583)		(73,822)	
7. 건설중인 자산	3,998,691		3,137,662		3,789,273	
8. 미 착 기 계	115,355		146,111		129,853	
(3) 무 형 자 산		543,605		522,378		465,801
1. 영 업 권	772		861		1,717	
2. 산 업 재 산 권	269,364		251,829		231,073	
3. 기타의무형자산	273,469		269,688		233,011	
(4) 기타비유동자산		1,066,327		1,106,885		1,151,534
1. 장기성매출채권	32,740		12,978		6,076	
대 손 충 당 금	(1,074)		(896)		(844)	
현재가치할인차금	(4,134)		(1,580)		(438)	
2. 장기금융리스채권	142,090		154,140		205,848	
3. 보 증 금	419,393		446,337		423,165	
4. 장기선급비용	477,312		495,906		517,727	
자 산 총 계		56,494,709		57,809,128		50,538,770
부 채						
I. 유 동 부 채		8,995,169		9,635,015		8,345,275
1. 매 입 채 무	2,150,115		1,869,101		1,867,185	
2. 미 지 급 금	3,029,741		3,313,776		2,933,988	
현재가치할인차금	(20,549)		(21,979)		(16,329)	
3. 선 수 금	393,655		331,029		67,669	
4. 예 수 금	168,579		136,065		174,111	
5. 미 지 급 비 용	2,347,179		2,873,148		2,506,501	
6. 미지급법인세	903,698		1,111,233		789,925	
7. 선 수 수 익	22,751		22,642		22,225	
II. 비 유 동 부 채		3,066,161		2,976,529		2,587,255
1. 사 채	94,030		92,960		101,300	
사채할인발행차금	(5,618)		(5,643)		(5,743)	
2. 장기미지급금	504,477		519,580		508,693	
현재가치할인차금	(78,970)		(87,212)		(71,312)	
3. 장기미지급비용	311,471		274,527		133,748	
4. 장 기 선 수 금	295,138		340,033		505,950	
5. 퇴직급여충당부채	1,623,266		1,552,617		1,247,667	
국민연금전환금	(11,274)		(11,681)		(12,963)	

과 목	제 39 기 1분기말		제 38 기말		제 37 기말	
퇴직보험예치금	(898,940)		(920,467)		(736,216)	
6. 장기이연법인세부채	1,232,581		1,221,815		916,131	
부 채 총 계		12,061,330		12,611,544		10,932,530
자 본						
I. 자 본 금		897,514		897,514		897,514
1. 보통주자본금	778,047		778,047		778,047	
2. 우선주자본금	119,467		119,467		119,467	
II. 자 본 잉 여 금		6,363,176		6,367,244		6,365,315
1. 주식발행초과금	4,403,893		4,403,893		4,403,893	
2. 기타자본잉여금	1,959,283		1,963,351		1,961,422	
III. 자 본 조 정		(8,767,436)		(6,980,870)		(5,353,954)
1. 자기주식	(9,289,676)		(7,520,023)		(5,970,778)	
2. 주식선택권	522,240		539,153		616,824	
IV. 기타포괄손익누계액		730,217		556,924		425,294
1. 매도가능증권평가이익	596,579		510,274		384,309	
2. 매도가능증권평가손실	(933)		(1,376)		(23,526)	
3. 지분법자본변동	501,519		513,105		477,232	
4. 부의지분법자본변동	(366,948)		(465,079)		(412,721)	
V. 이 익 잉 여 금		45,209,908		44,356,772		37,272,071
1. 법정적립금	655,604		655,604		655,604	
2. 임의적립금	43,058,479		35,952,854		29,146,697	
3. 미처분이익잉여금	1,495,825		7,748,314		7,469,770	
자 본 총 계		44,433,379		45,197,584		39,606,240
부채와 자본 총계		56,494,709		57,809,128		50,538,770

※ 대차대조표의 주석은 제39기 1분기 검토보고서 및 제38기,제37기 감사보고서의 주석사항 참조

※ 기업회계기준서 제21호 '재무제표의 작성과 표시'와 회계기준적용의견서 06-2 '종속회사, 지분법적용 피투자회사 및 조인트벤처의 지분에 대한 투자자산과 관련된 이연법인세 인식에 관한 회계처리'를 적용하여 작성되었으며, 비교표시된 제38기 및 제37기 재무제표는 기업회계기준서 제1호에 따라 재작성됨

나. 손익계산서

손 익 계 산 서

제 39 기 1분기 (2007. 1. 1 부터 2007. 3. 31 까지)
제 38 기 1분기 (2006. 1. 1 부터 2006. 3. 31 까지)
제 38 기 (2006. 1. 1 부터 2006. 12. 31 까지)
제 37 기 (2005. 1. 1 부터 2005. 12. 31 까지)

(단위 : 백만원)

과 목	제39기 1분기		제38기 1분기		제38기	제37기
	3개월	누적	3개월	누적		
Ⅰ. 매 출 액	14,386,012	14,386,012	13,959,257	13,959,257	58,972,765	57,457,670
1. 국내매출액	3,082,409	3,082,409	2,561,912	2,561,912	10,748,712	10,294,908
2. 수 출 액	11,303,603	11,303,603	11,397,345	11,397,345	48,224,053	47,162,762
Ⅱ. 매 출 원 가	10,941,688	10,941,688	10,178,279	10,178,279	42,359,753	40,158,150
1. 기초재고액	611,282	611,282	577,241	577,241	577,241	546,552
2. 제조 및 매입원가	10,744,175	10,744,175	10,179,979	10,179,979	42,211,210	39,736,630
3. 타계정에서 대체	343,699	343,699	203,024	203,024	947,343	1,025,785
계	11,699,156	11,699,156	10,960,244	10,960,244	43,735,794	41,308,967
4. 타계정으로 대체	(197,357)	(197,357)	(192,546)	(192,546)	(764,759)	(573,576)
5. 분기말재고액	(560,111)	(560,111)	(589,419)	(589,419)	(611,282)	(577,241)
Ⅲ. 매 출 총 이 익	3,444,324	3,444,324	3,780,978	3,780,978	16,613,012	17,299,520
Ⅳ. 판매비와관리비	2,261,217	2,261,217	2,166,992	2,166,992	9,679,079	9,239,745
Ⅴ. 영 업 이 익	1,183,107	1,183,107	1,613,986	1,613,986	6,933,933	8,059,775
Ⅵ. 영 업 외 수 익	984,936	984,936	881,713	881,713	3,409,422	2,671,359
1. 이 자 수 익	57,896	57,896	63,405	63,405	238,722	209,580
2. 배 당 금 수 익	13,062	13,062	16,865	16,865	18,695	20,074
3. 수 수 료 수 익	68,873	68,873	70,607	70,607	315,172	366,519
4. 임 대 료	12,455	12,455	14,133	14,133	53,254	56,690
5. 매도가능증권처분이익	15,120	15,120	7,049	7,049	58,980	33,271
6. 외 환 차 익	43,903	43,903	78,425	78,425	403,701	399,624
7. 외화환산이익	21,198	21,198	96,412	96,412	124,998	90,187
8. 유형자산처분이익	38,758	38,758	7,795	7,795	78,636	41,291
9. 지 분 법 이 익	655,087	655,087	451,361	451,361	1,798,505	1,131,014
10. 대손충당금환입	497	497	2,762	2,762	1,153	1,830
11. 기타영업외수익	58,087	58,087	72,899	72,899	317,606	321,279
Ⅶ. 영 업 외 비 용	327,144	327,144	271,964	271,964	1,127,158	1,860,662
1. 이 자 비 용	12,587	12,587	11,638	11,638	48,877	42,214
2. 기타의대손상각비	440	440	341	341	3,816	1,357
3. 매출채권처분손실	63,424	63,424	52,888	52,888	253,740	185,536
4. 매도가능증권처분손실	-	-	503	503	3,691	21,533
5. 외 환 차 손	77,763	77,763	69,469	69,469	391,831	348,804
6. 외화환산손실	18,972	18,972	33,447	33,447	28,988	31,244
7. 지 분 법 손 실	96,647	96,647	43,290	43,290	92,553	972,173
8. 기 부 금	14,916	14,916	22,442	22,442	175,249	173,563

과 목	제39기 1분기		제38기 1분기		제38기	제37기
	3개월	누적	3개월	누적		
9. 유형자산처분손실	20,770	20,770	2,431	2,431	37,876	13,517
10. 기타영업외비용	21,625	21,625	35,515	35,515	90,537	70,721
Ⅷ. 법인세비용차감전순이익	1,840,899	1,840,899	2,223,735	2,223,735	9,216,197	8,870,472
Ⅸ. 법 인 세 비 용	241,688	241,688	341,940	341,940	1,299,706	1,259,717
Ⅹ. 당기순이익	1,599,211	1,599,211	1,881,795	1,881,795	7,916,491	7,610,755
Ⅺ. 주 당 손 익						
1. 기본주당순이익(단위:원)	9,687	9,687	12,418	12,418	52,816	49,777
2. 희석주당순이익(단위:원)	9,560	9,560	12,213	12,213	52,057	48,939

※ 기본주당순이익, 희석주당순이익의 산출근거는 제39기 1분기, 제38기 1분기 검토보고서 및 제38기,제37기 감사보고서의 주석사항 참조

※ 손익계산서의 주석은 제39기 1분기, 제 38기 1분기 검토보고서 및 제38기,제37기 감사보고서의 주석사항 참조

※ 기업회계기준서 제21호 '재무제표의 작성과 표시'와 회계기준적용의견서 06-2 '종속회사, 지분법적용 피투자회사 및 조인트벤처의 지분에 대한 투자자산과 관련된 이연법인세 인식에 관한 회계처리'를 적용하여 작성되었으며, 비교표시된 제38기 1분기, 제38기 및 제37기 재무제표는 기업회계기준서 제1호에 따라 재작성됨

다. 이익잉여금처분계산서 또는 결손금처리계산서

이 익 잉 여 금 처 분 계 산 서

제 38 기 (2006. 1. 1 부터 2006. 12. 31 까지)
제 37 기 (2005. 1. 1 부터 2005. 12. 31 까지)
제 36 기 (2004. 1. 1 부터 2004. 12. 31 까지)

(단위 : 백만원)

과 목	제 38 기		제 37 기		제 36 기	
Ⅰ. 처분전이익잉여금		7,748,314		7,469,770		6,970,506
1. 전기이월이익잉여금	(93,791)		30		31	
2. 회계변경의 누적효과	-		(64,363)		-	
3. 중간배당액	(74,386)		(76,652)		(791,139)	
38기 주당배당금(률) : 500원 (10%)						
37기 주당배당금(률) : 500원 (10%)						
36기 주당배당금(률) : 5,000원(100%)						
4. 자사주이익소각	-		-		(3,025,128)	
5. 당 기 순 이 익	7,916,491		7,610,755		10,786,742	
Ⅱ. 이익잉여금처분액		7,851,700		7,563,561		6,970,476
1. 이 익 준 비 금	-		-		3,000	
2. 기업합리화적립금	1,000,000		1,000,000		1,000,000	
3. 배 당 금	746,075		757,403		772,711	
가. 현 금 배 당	746,075		757,403		772,711	
주당배당금(률):						
제38기 보통주 - 5,000원(100%)						
우선주 - 5,050원(101%)						
제37기 보통주 - 5,000원(100%)						
우선주 - 5,050원(101%)						
제36기 보통주 - 5,000원(100%)						
우선주 - 5,050원(101%)						
4. 연구및인력개발준비금	4,000,000		4,000,000		4,000,000	
5. 자사주처분손실준비금	550,000		650,000		550,000	
6. 시설적립금	1,555,625		1,156,158		644,765	
Ⅲ. 차기이월이익잉여금		(103,386)		(93,791)		30

※ 이익잉여금처분계산서의 주석은 제38기,제37기,제36기 감사보고서의 주석사항 참조
※ 처분확정일 제38기 2007년2월28일, 제37기 2006년2월28일, 제36기 2005년2월28일.
※ 회계기준적용의견서 06-2 '종속회사, 지분법적용 피투자회사 및 조인트벤처의 지분에 대한 투자자산과 관련된 이연법인세 인식에 관한 회계처리'를 적용하여 비교표시된 제38기 및 제37기 재무제표는 기업회계기준서 제1호에 따라 재작성되었으며, 제37기 이전까지의 회계변경으로 인한 누적효과금액은 제37기 이익잉여금처분계산서의 전기이월이익잉여금을 수정하는 방법으로 표시함.

라. 현금흐름표

현 금 흐 름 표

제 39 기 1분기 (2007. 1. 1 부터 2007. 3. 31 까지)
제 38 기 1분기 (2006. 1. 1 부터 2006. 3. 31 까지)
제 38 기 (2006. 1. 1 부터 2006. 12. 31 까지)
제 37 기 (2005. 1. 1 부터 2005. 12. 31 까지)

(단위 :백만원)

과 목	제39기 1분기		제38기 1분기		제38기	제37기
	3개월	누적	3개월	누적		
Ⅰ. 영업활동으로 인한 현금흐름	1,852,250	1,852,250	2,483,028	2,483,028	12,874,156	12,790,401
1. 당기순이익	1,599,211	1,599,211	1,881,795	1,881,795	7,916,491	7,610,755
2. 현금의 유출이 없는 비용등의 가산	2,068,042	2,068,042	1,718,554	1,718,554	6,819,784	6,983,871
가. 감가상각비	1,626,334	1,626,334	1,254,449	1,254,449	5,550,916	4,951,036
나. 무형자산상각비	35,846	35,846	30,283	30,283	129,693	109,439
다. 퇴직급여	145,289	145,289	120,973	120,973	447,360	385,706
라. 대손상각비	3,114	3,114	444	444	9,110	5,475
마. 매출채권처분손실	63,424	63,424	52,888	52,888	253,740	185,536
바. 매도가능증권처분손실	-	-	503	503	3,691	21,533
사. 외화환산손실	18,969	18,969	33,447	33,447	28,988	31,244
아. 지분법손실	96,647	96,647	43,290	43,290	92,553	972,173
자. 유형자산처분손실	20,770	20,770	2,431	2,431	37,876	13,517
차. 재고자산폐기손실 등	46,333	46,333	119,349	119,349	207,365	219,961
카. 주식보상비용	199	199	14,191	14,191	16,470	59,439
타. 이연법인세자산(부채)으로 인한 법인세비용의 증가	-	-	35,405	35,405	-	-
파. 기타 현금의 유출이 없는 비용 등의 가산	11,117	11,117	10,901	10,901	42,022	28,812
3. 현금의 유입이 없는 수익등의 차감	(644,066)	(644,066)	(446,093)	(446,093)	(1,746,621)	(1,487,775)
가. 외화환산이익	21,165	21,165	96,412	96,412	124,989	90,187
나. 지분법이익	494,470	494,470	313,357	313,357	1,440,674	1,131,014
다. 유형자산처분이익	38,758	38,758	7,795	7,795	78,636	41,291
라. 매도가능증권처분이익	15,120	15,120	7,049	7,049	58,980	33,271
마. 대손충당금환입	497	497	2,762	2,762	1,153	1,830
바. 이자수익으로 인한 매도가능증권의 증가	6,186	6,186	6,005	6,005	21,636	17,895
사. 이연법인세자산(부채)으로 인한 법인세비용의 감소	64,536	64,536	-	-	1,275	169,293
아. 기타 현금의 유입이 없는 수익 등의 차감	3,334	3,334	12,713	12,713	19,278	2,994
4. 영업활동으로 인한 자산ㆍ부채의 변동	(1,170,937)	(1,170,937)	(671,228)	(671,228)	(115,498)	(316,450)
가. 매출채권의 증가	(467,121)	(467,121)	(36,409)	(36,409)	(616,437)	(372,311)
나. 미수금의 감소(증가)	249,607	249,607	394,431	394,431	(25,162)	93,912
다. 미수수익의 감소(증가)	18,736	18,736	(18,136)	(18,136)	9,725	(12,954)
라. 선급금의 감소(증가)	(61,393)	(61,393)	(15,195)	(15,195)	11,256	(207,153)
마. 선급비용의 감소(증가)	(133,097)	(133,097)	(76,115)	(76,115)	146,948	116,639
바. 예치보증금의 감소(증가)	3,710	3,710	(7,145)	(7,145)	75	147,268
사. 재고자산의 감소(증가)	(38,437)	(38,437)	(250,496)	(250,496)	(517,392)	24,910
아. 금융리스채권의 감소	16,857	16,857	2,984	2,984	63,331	47,476
자. 장기선급비용의 증가	(21,823)	(21,823)	(31,970)	(31,970)	(169,403)	(331,839)
차. 매입채무의 증가	283,712	283,712	268,307	268,307	526	49,381
카. 미지급금의 증가(감소)	(303,116)	(303,116)	(288,450)	(288,450)	206,817	191,393
타. 선수금의 증가(감소)	62,629	62,629	(5,420)	(5,420)	97,443	(103,461)
파. 예수금의 증가(감소)	32,514	32,514	(6,547)	(6,547)	(38,046)	(183,929)
하. 미지급비용의 증가(감소)	(526,440)	(526,440)	(562,323)	(562,323)	428,275	183,115
거. 미지급법인세의 증가(감소)	(205,992)	(205,992)	(51,955)	(51,955)	316,171	(600,859)
너. 선수수익의 증가(감소)	109	109	9,249	9,249	417	(12,455)
더. 장기미지급금의 증가	2,001	2,001	-	-	162,444	301,458
러. 장기미지급비용의 증가	36,944	36,944	35,510	35,510	140,779	133,748
머. 퇴직금의 지급	(75,919)	(75,919)	(52,056)	(52,056)	(143,862)	(134,308)

과 목	제39기 1분기		제38기 1분기		제38기	제37기
	3개월	누적	3개월	누적		
버. 퇴직보험예치금의 감소(증가)	21,527	21,527	20,509	20,509	(184,251)	(153,608)
서. 기타영업활동으로 인한 자산·부채의 변동	(65,945)	(65,945)	(1)	(1)	(5,152)	507,127
II. 투자활동으로 인한 현금흐름	506,178	506,178	(2,143,281)	(2,143,281)	(10,481,229)	(9,945,264)
1. 투자활동으로 인한 현금유입액	3,698,423	3,698,423	1,025,044	1,025,044	4,779,987	4,550,236
가. 단기금융상품의 순감소	2,184,997	2,184,997	288,414	288,414	562,790	288,775
나. 단기매도가능증권의 처분	1,325,120	1,325,120	666,799	666,799	3,704,638	3,574,058
다. 단기대여금의 감소	32,646	32,646	14,266	14,266	68,671	-
라. 장기매도가능증권의 처분	150	150	3,197	3,197	3,183	21,574
마. 보증금의 감소	49,087	49,087	17,842	17,842	103,158	44,284
바. 유형자산의 처분	106,413	106,413	34,526	34,526	311,183	174,321
사. 기타투자활동으로 인한 현금유입액	10	10	-	-	26,364	447,224
2. 투자활동으로 인한 현금유출액	(3,192,245)	(3,192,245)	(3,168,325)	(3,168,325)	(15,261,216)	(14,495,500)
가. 단기매도가능증권의 취득	210,000	210,000	758,915	758,915	3,718,158	3,172,410
나. 장기매도가능증권의 취득	1,049	1,049	6,131	6,131	18,539	30,074
다. 지분법적용투자주식의 취득	153,156	153,156	63,853	63,853	1,053,753	866,665
라. 장기대여금의 증가	26,385	26,385	8,986	8,986	144,140	81,986
마. 보증금의 증가	22,297	22,297	19,479	19,479	126,515	130,071
바. 유형자산의 취득	2,741,037	2,741,037	2,280,654	2,280,654	10,078,237	10,080,695
사. 무형자산의 취득	38,321	38,321	30,307	30,307	120,048	121,372
아. 기타 투자활동으로 인한 현금유출액	-	-	-	-	1,826	12,227
III. 재무활동으로 인한 현금흐름	(2,538,451)	(2,538,451)	(672,794)	(672,794)	(2,468,490)	(2,749,404)
1. 재무활동으로 인한 현금유입액	33,019	33,019	84,609	84,609	176,179	249,329
가. 주식선택권의 행사로 인한 자기주식의 처분	33,019	33,019	84,609	84,609	176,179	249,329
2. 재무활동으로 인한 현금유출액	(2,571,470)	(2,571,470)	(757,403)	(757,403)	(2,644,669)	(2,998,733)
가. 현금배당금의 지급	746,075	746,075	757,403	757,403	831,789	849,363
나. 자기주식의 취득	1,825,395	1,825,395	-	-	1,812,880	2,149,370
IV. 현금의 증가(감소) (I + II + III)	(180,023)	(180,023)	(333,047)	(333,047)	(75,563)	95,733
V. 기초의 현금	977,989	977,989	1,053,552	1,053,552	1,053,552	957,819
VI. 기말의 현금	797,966	797,966	720,505	720,505	977,989	1,053,552

※ 현금흐름표의 주석은 제39기 1분기, 제38기 1분기 검토보고서 및 제38기, 제37기 감사보고서의 주석사항 참조

※ 회계기준적용의견서 06-2 '종속회사, 지분법적용 피투자회사 및 조인트벤처의 지분에 대한 투자자산과 관련된 이연법인세 인식에 관한 회계처리'를 적용하여 비교표시된 제38기 1분기, 제38기 및 제37기 재무제표는 기업회계기준서 제1호에 따라 재작성됨

마. 자본변동표

자 본 변 동 표

제 39 기 1분기 (2007. 1. 1 부터 2007. 3. 31 까지)

(단위 : 백만원)

과 목			자 본 금	자본잉여금	자본조정	기타포괄손익누계액	이익잉여금	총 계
제39기 1분기	3개월	2007.1.1(당기초)	897,514	6,367,244	(6,980,870)	516,520	44,460,189	45,260,597
		회계정책변경누적효과	-	-	-	40,404	(103,417)	(63,013)
		수정후 기초자본	897,514	6,367,244	(6,980,870)	556,924	44,356,772	45,197,584
		연차배당	-	-	-	-	(746,075)	(746,075)
		처분후 이익잉여금	-	-	-	-	43,610,597	44,451,509
		자기주식의 취득	-	-	(1,825,395)	-	-	(1,825,395)
		자기주식의 처분	-	(4,068)	55,742	-	-	51,674
		주식선택권	-	-	(16,913)	-	-	(16,913)
		매도가능증권평가이익	-	-	-	86,305	-	86,305
		매도가능증권평가손실	-	-	-	443	-	443
		지분법자본변동	-	-	-	(11,586)	-	(11,586)
		부의지분법자본변동	-	-	-	98,131	-	98,131
		분기순이익	-	-	-	-	1,599,211	1,599,211
		2007.3.31(당분기말)	897,514	6,363,176	(8,767,436)	730,217	45,209,908	44,433,379
	누 적	2007.1.1(당기초)	897,514	6,367,244	(6,980,870)	516,520	44,460,189	45,260,597
		회계정책변경누적효과	-	-	-	40,404	(103,417)	(63,013)
		수정후 기초자본	897,514	6,367,244	(6,980,870)	556,924	44,356,772	45,197,584
		연차배당	-	-	-	-	(746,075)	(746,075)
		처분후 이익잉여금	-	-	-	-	43,610,697	44,451,509
		자기주식의 취득	-	-	(1,825,395)	-	-	(1,825,395)
		자기주식의 처분	-	(4,068)	55,742	-	-	51,674
		주식선택권	-	-	(16,913)	-	-	(16,913)
		매도가능증권평가이익	-	-	-	86,305	-	86,305
		매도가능증권평가손실	-	-	-	443	-	443
		지분법자본변동	-	-	-	(11,586)	-	(11,586)
		부의지분법자본변동	-	-	-	98,131	-	98,131
		분기순이익	-	-	-	-	1,599,211	1,599,211
		2007.3.31(당분기말)	897,514	6,363,176	(8,767,436)	730,217	45,209,908	44,433,379

바. 당해 사업연도의 재무제표에 대한 주석

- 첨부된 감사보고서상의 재무제표에 대한 주석 참조.

사. 당해 사업연도의 수정 전ㆍ후의 재무제표

- 해당사항 없음

5. 연결재무제표

가. 요약연결재무정보

(단위 : 백만원)

구 분	제 38 기	제 37 기	제 36 기	제 35 기	제 34 기
[유동자산]	34,988,905	33,399,152	31,991,225	35,555,135	36,164,205
・당좌자산	28,235,460	27,534,263	26,187,579	30,773,930	31,867,298
・재고자산	6,753,445	5,864,889	5,803,646	4,781,205	4,296,907
[고정자산]	46,377,301	41,062,646	37,013,400	32,486,606	28,790,781
・투자자산	11,934,301	11,153,629	12,506,482	12,550,946	12,164,350
・유형자산	33,784,615	29,276,161	23,962,396	19,470,332	16,277,269
・무형자산	658,385	632,856	544,522	465,328	349,162
자산총계	81,366,206	74,461,798	69,004,625	68,041,741	64,954,986
[유동부채]	25,522,871	24,908,590	26,107,583	28,020,512	28,351,235
[고정부채]	7,903,468	7,945,797	6,496,761	9,861,517	10,282,405
부채총계	33,426,339	32,854,387	32,604,344	37,882,029	38,633,640
외부주주지분	2,675,456	1,899,885	1,956,715	669,122	1,179,781
[자본금]	897,514	897,514	897,514	895,241	889,147
[연결자본잉여금]	6,364,604	6,338,460	6,239,586	6,242,269	5,931,788
[연결이익잉여금]	44,463,683	37,369,265	30,576,954	24,415,681	20,322,113
[자본조정]	(-)6,461,390	(-)4,897,713	(-)3,270,488	(-)2,062,601	(-)2,001,483
자본총계	47,939,867	41,607,411	36,400,281	30,159,712	26,321,346
매출액	85,425,626	80,629,510	81,963,009	64,817,456	58,504,801
영업이익	9,007,811	7,575,498	11,760,746	6,296,227	9,129,485
경상이익	9,827,646	8,125,313	12,376,158	6,429,560	9,569,039
총당기순이익	8,193,659	6,907,067	10,168,873	5,353,068	7,324,642
연결당기순이익	7,926,087	7,640,092	10,789,535	5,962,247	7,052,835
연결에 포함된 종속회사 및 지분법적용회사수	109개	105개	104개	101개	102개

[(-)는 負의 수치임]

나. 연결재무제표 이용상의 유의점

1. 당사의 제38기 연결재무제표는 금감위가 정한 연결재무제표기준을 준수하여 작성되었습니다.
2. 연결재무제표를 수정하여야 하는 위반사항 - 해당사항 없음.
3. 연결재무제표의 수정과 관련 없는 위반사항 - 해당사항 없음.
4. 기타 유의할 사항 - 해당 사항 없음.
5. 최근 3사업년도 연결재무제표의 연결에 포함된 회사

사업년도	연결에 포함된 회사명	전기대비 연결에 추가된 회사명	전기대비 연결에 제외된 회사명
2006년 제38기	1. 연결대상회사 1) 삼성광주전자(주) 2) 에쓰이에이치에프코리아(주) 3) 세메스(주) 4) 스테코(주) 5) 삼성전자서비스(주) 6) 삼성카드(주) 7) 리빙프라자(주) 8) 블루텍(주) 9) 세크론(주) 10) 삼성전자로지텍(주) 11) 에스엘시디(주) 12) SAMSUNG ELECTRONICS AMERICA, INC. 13) SAMSUNG ELECTRONICS ARGENTINA S.A. 14) SAMSUNG ELECTRONICS CANADA INC. 15) SAMSUNG MEXICANA S.A.DE C.V. 16) SAMSUNG ELECTRONICS LATINOAMERICA MIAMI, INC. 17) SAMSUNG ELECTRONICS LATINOAMERICA (ZONA LIBRE),S.A. 18) SAMSUNG ELECTRONICS COLOMBIA S.A. 19) SAMSUNG SEMICONDUCTOR, INC. 20) SAMSUNG TELECOMMUNICA-TIONS AMERICA, INC. 21) SAMSUNG INFORMATION SYSTEMS AMERICA, INC. 22) SAMSUNG ELECTRONICS NORDIC AB 23) SAMSUNG ELECTRONICS MEXICO, S.A. DE C.V. 24) SAMSUNG AUSTIN SEMICONDUCTOR, LLC. 25) SAMSUNG ELECTRONICA DA AMAZONIA LTDA. 26) SAMSUNG INTERNATIONAL, INC. 27) SAMSUNG ELECTRONICS FRANCE S.A. 28) SAMSUNG ELECTRONICS GMBH 29) SAMSUNG ELECTRONICS ITALIA S.P.A. 30) SAMSUNG ELECTRONICS BENELUX B.V. 31) SAMSUNG ELECTRONICA	1) SAMSUNG TELECOMMUNICA-TIONS INDIA PRIVATE LIMITED (자산규모증가) 2) SAMSUNG ELECTRONICS ASIA HOLDING PTE. LTD. (신규출자설립) 3) SAMSUNG ELECTRONICS BEIJING SERVICE CO., LTD. (자산규모증가) 4) HANGZHOU SAMSUNG EASTCOM NETWORK TECHNOLOGY CO., LTD. (자산규모증가) 5) LIMITED LIABILITY COMPANY SRSC (자산규모증가) 6) SAMSUNG ELECTRONICS AUSTRIA GMBH (자산규모증가) 7) LIMITED LIABILITY COMPANY SAMSUNG ELECTRONICS RUS COMPANY (신규출자설립) 8) SILTRONIC SAMSUNG WAFERS PTE.LTD. (신규출자설립)	1) SAMSUNG ELECTRONICS LIMITED (1년이상휴면) 2) SAMSUNG TELECOMS(UK) LTD. (1년이상휴면) 3) 보광5호 투자조합 (청산) 4) 보광10호 투자조합 (청산)

	PORTUGUESA S.A. 32) SAMSUNG ELECTRONICS POLSKA. SP.ZO.O. 33) SAMSUNG ELECTRONICS EUROPE LOGISTICS B.V. 34) SAMSUNG ELECTRONICS (UK) LTD. 35) SAMSUNG RECEIVABLES CORPORATION 36) SAMSUNG SEMICONDUCTOR EUROPE GMBH 37) SAMSUNG SEMICONDUCTOR EUROPE LIMITED 38) SAMSUNG ELECTRONICS SOUTH AFRICA (PROPRIETARY) LIMITED. 39) SAMSUNG ELECTRONICS MAGYAR ZRT. 40) SAMSUNG ELECTRONICS IBERIA, S.A. 41) SAMSUNG ELECTRONICS AUSTRIA GMBH 42) SAMSUNG ELECTRONICS HOLDING GMBH 43) SAMSUNG ELECTRONICS OVERSEAS B.V. 44) SAMSUNG ELECTRONICS AUSTRALIA PTY. LTD. 45) SAMSUNG GULF ELECTRONICS FZE 46) SAMSUNG ASIA PRIVATE LTD. 47) SAMSUNG ELECTRONICS PHILIPPINES CORPORATION 48) SAMSUNG ELECTRONICS DISPLAY (M) SDN. OMD. (HSD) 49) PT SAMSUNG ELECTRONICS INDONESIA 50) SAMSUNG ELECTRONICS MALAYSIA SDN. BHD. 51) SAMSUNG ELECTORNICS PHILIPPINES MANUFACTURING CORP. 52) SAMSUNG VINA ELECTRONICS CO., LTD. 53) SAMSUNG INDIA ELECTRONICS PRIVATE LIMITED 54) THAI SAMSUNG ELECTRONICS CO., LTD. 55) SAMSUNG (CHINA) INVESTMENT CO., LTD. 56) SAMSUNG ELECTRONICS HONGKONG CO., LTD.		

	57) SAMSUNG ELECTRONICS TAIWAN CO., LTD. 58) SAMSUNG ELECTRONICS SUZHOU SEMICONDUCTOR CO., LTD 59) SAMSUNG ELECTRONICS HUIZHOU CO., LTD. 60) SUZHOU SAMSUNG ELECTRONICS CO., LTD. 61) TIANJIN SAMSUNG ELECTRONICS CO., LTD. 62) TIANJIN TONGGUANG SAMSUNG ELECTRONICS CO., LTD. 63) TIANJIN SAMSUNG ELECTRONICS DISPLAY CO., LTD 64) TIANJIN SAMSUNG TELECOM TECHNOLOGY CO., LTD. 65) SAMSUNG ELECTRONINCS (SHANDONG) DIGITAL PRINTING CO.,LTD. 66) SAMSUNG YOKOHAMA RESEARCH INSTITUTE 67) SAMSUNG ELECTRONICS SLOVAKIA S.R.O. 68) SAMSUNG ELECTRONICS SUZHOU COMPUTER CO., LTD. 69) SAMSUNG ELECTRONICS SUZHOU LCD CO., LTD. 70) SAMSUNG JAPAN CO., LTD. 71) SHANGHAI SAMSUNG SEMICONDUCTOR CO., LTD 72) SHENZHEN SAMSUNG KEJIAN MOBILE TELECOMMU -NICATION TECHNOLOGY CO., LTD. 73) LIMITED LIABILITY COMPANY SAMSUNG ELECTRONICS RUS 74) PT SAMSUNG TELE-COMMUNICATION INDONESIA 75) SAMSUNG ELECTRONICS HAINAN FIBEROPTICS CO., LTD. 76) SAMSUNG INDIA SOFTWARE OPERATIONS PRIVATE LIMITED 77) SAMSUNG MALAYSIA ELECTRONICS (SME) SDN.BHD. 78) LIMITED LIABILITY COMPANY SAMSUNG ELECTRONICS		

	RUS COMPANY 79) LIMITED LIABILITY COMPANY SRSC 80) SAMSUNG TELECOMMUNICA-TIONS INDIA PRIVATE LIMITED 81) SAMSUNG ELECTRONICS ASIA HOLDING PTE. LTD. 82) SAMSUNG ELECTRONICS BEIJING SERVICE CO.,LTD. 83) HANGZHOU SAMSUNG EASTCOM NETWORK TECHNOLOGY CO.,LTD. 2. 지분법 대상회사 1) 서울통신기술(주) 2) (주)삼성경제연구소 3) 삼성에스디에스(주) 4) (주)삼성라이온즈 5) 엠이엠씨코리아(주) 6) 삼성전기(주) 7) 삼성코닝(주) 8) 삼성테크윈(주) 9) 삼성SDI(주) 10) 삼성네트웍스(주) 11) 삼성코닝정밀유리(주) 12) 삼성탈레스(주) 13) 보광1호 부품소재전문투자조합 14) SVIC 2호 신기술투자조합 15) SVIC 3호 신기술투자조합 16) SVIC 4호 신기술투자조합 17) SVIC 5호 신기술투자조합 18) SVIC 6호 신기술투자조합 19) SVIC 7호 신기술투자조합 20) SYRIAN-KOREA TELECOMMU-NICATION EQUIPMENT MANUFACTURING ESTABLISH-MENT CO.,LTD. (시리아 통신법인) 21) SAMSUNG SDI (MALAYSIA) SDN BHD. (말레이시아 삼성SDI 생산법인) 22) SAMSUNG ELECTRO-MECHA-NICS THAILAND CO.,LTD. (태국 삼성전기 생산법인) 23) SKY WORLD CORPORATION (필리핀 지주회사) 24) SHANGHAIBELL SAMSUNG MOBILE COMMUNICATIONS CO.,LTD 25) TOSHIBA SAMSUNG STORAGE TECHNOLOGY CORPORATION 26) SILTRONIC SAMSUNG WAFERS PTE. LTD.		

2005년 제37기	1. 연결대상회사 1) 삼성광주전자(주) 2) 에쓰이에이치에프코리아(주) 3) 세메스(주) 4) 스테코(주) 5) 삼성전자서비스(주) 6) 삼성카드(주) 7) 리빙프라자(주) 8) 블루텍(주) 9) 세크론(주) 10) 삼성전자로지텍(주) 11) 에스엘시디(주) 12) SAMSUNG ELECTRONICS AMERICA, INC. 13) SAMSUNG ELECTRONICS ARGENTINA S.A. 14) SAMSUNG ELECTRONICS CANADA INC. 15) SAMSUNG MEXICANA S.A.DE C.V. 16) SAMSUNG ELECTRONICS LATINOAMERICA MIAMI, INC. 17) SAMSUNG ELECTRONICS LATINOAMERICA (ZONA LIBRE),S.A 18) SAMSUNG ELECTRONICS COLOMBIA S.A. 19) SAMSUNG SEMICONDUCTOR, INC. 20) SAMSUNG TELECOMS(U.K.) LIMITED 21) SAMSUNG TELECOMMUNICA-TIONS AMERICA, L.P. 22) SAMSUNG INFORMATION SYSTEMS AMERICA, INC. 23) SAMSUNG ELECTRONICS NORDIC AB 24) SAMSUNG ELECTRONICS MEXICO, S.A. DE C.V. 25) SAMSUNG AUSTIN SEMICONDUCTOR, L.P. 26) SAMSUNG ELECTRONICA DA AMAZONIA LTDA. 27) SAMSUNG INTERNATIONAL, INC. 28) SAMSUNG ELECTRONICS FRANCE SAS 29) SAMSUNG ELECTRONICS GMBH 30) SAMSUNG ELECTRONICS ITALIA SPA 31) SAMSUNG ELECTRONICS BENELUX B.V. 32) SAMSUNG ELECTRONICA	1) SAMSUNG INDIA SOFTWARE OPERATIONS PRIVATE LIMITED (자산규모증가) 2) SAMSUNG MALAYSIA ELECTRONICS (SME) SDN.BHD. (자산규모증가) 3) 에쓰이에이치에프코리아(주) (자산규모증가) 4) SVIC 6호 신기술투자조합 (신규투자) 5) SVIC 7호 신기술투자조합 (신규투자)	1) 노비타(주) (지분매각) 2) 삼성에버랜드(주) (의결권제한) 3) SVIC 1호 신기술투자조합 (청산) 4) 올앳(주) (의결권제한)

	PORTUGUESA S.A. 33) SAMSUNG ELECTRONICS POLSKA.SP.ZO.O. 34) SAMSUNG ELECTRONICS EUROPE LOGISTICS B.V. 35) SAMSUNG ELECTRONICS (UK) LIMITED. 36) SAMSUNG RECEIVABLES CORPORATION 37) SAMSUNG SEMICONDUCTOR EUROPE GMBH 38) SAMSUNG SEMICONDUCTOR EUROPE LIMITED 39) SAMSUNG ELECTRONICS SOUTH AFRICA (PROPRIETARY) LIMITED. 40) SAMSUNG ELECTRONICS MAGYAR RT. 41) SAMSUNG ELECTRONICS IBERIA S.A. 42) SAMSUNG EUROPE PLC. 43) SAMSUNG ELECTRONICS HOLDING GMBH 44) SAMSUNG ELECTRONICS OVERSEAS B.V. 45) SAMSUNG ELECTRONICS AUSTRALIA PTY LTD 46) SAMSUNG GULF ELECTRONICS FZE 47) SAMSUNG ASIA PTE LTD 48) SAMSUNG ELECTRONICS PHILIPPINES CORPORATION 49) SAMSUNG ELECTRONICS (M) SDN.BHD. 50) PT SAMSUNG ELECTRONICS INDONESIA 51) SAMSUNG ELECTRONICS DISPLAY (M) SDN.BHD. 52) SAMSUNG ELECTORNICS PHILIPPINES MANUFACTURING CORPORATION 53) SAMSUNG VINA ELECTRONICS CO LTD 54) SAMSUNG INDIA ELECTRONICS PRIVATE LIMITED 55) THAI SAMSUNG ELECTRONICS COMPANY LIMITED 56) SAMSUNG (CHINA) INVESTMENT CO., LTD. 57) SAMSUNG ELECTRONICS H.K COMPANY, LTD 58) SAMSUNG ELECTRONICS		

	TAIWAN CO., LTD. 59) SAMSUNG ELECTRONICS SUZHOU SEMICONDUCTOR CO., LTD 60) SAMSUNG ELECTRONICS HUIZHOU CO., LTD. 61) SUZHOU SAMSUNG ELECTRONICS CO., LTD. 62) TIANJIN SAMSUNG ELECTRONICS CO., LTD. 63) TIANJIN TONGGUANG SAMSUNG ELECTRONICS CO., LTD. 64) TIANJIN SAMSUNG ELECTRONICS DISPLAY CO., LTD 65) TIANJIN SAMSUNG TELECOM TECHNOLOGY CO., LTD. 66) SHANDONG-SAMSUNG TELECOMMUNICATIONS CO., LTD. 67) SAMSUNG YOKOHAMA RESEARCH INSTITUTE 68) SAMSUNG ELECTRONICS SLOVAKIA S.R.O. 69) SAMSUNG ELECTRONICS SUZHOU COMPUTER CO., LTD. 70) SAMSUNG ELECTRONICS SUZHOU LCD CO., LTD. 71) SAMSUNG JAPAN CO. LTD 72) SHANGHAI SAMSUNG SEMICONDUCTOR CO., LTD 73) SHENZHEN SAMSUNG KEJIAN MOBILE TELECOMMU -NICATION TECHNOLOGY CO., LTD. 74) LIMITED LIABILITY COMPANY SAMSUNG ELECTRONICS RUS 75) PT SAMSUNG TELE- COMMUNICATION INDONESIA 76) SAMSUNG ELECTRONICS HAINAN FIBEROPTICS CO., LTD. 77) SAMSUNG INDIA SOFTWARE OPERATIONS PRIVATE LIMITED 78) SAMSUNG MALAYSIA ELECTRONICS (SME) SDN.BHD. 2. 지분법 대상회사 1) 서울통신기술(주)		

	2) (주)삼성경제연구소 3) 삼성에스디에스(주) 4) (주)삼성라이온즈 5) 엠이엠씨코리아(주) 6) 삼성전기(주) 7) 삼성코닝(주) 8) 삼성테크윈(주) 9) 삼성SDI(주) 10) 삼성네트웍스(주) 11) 삼성코닝정밀유리(주) 12) 삼성탈레스(주) 13) 보광1호 부품소재전문투자조합 14) 보광5호 투자조합 15) 보광10호 투자조합 16) SVIC 2호 신기술투자조합 17) SVIC 3호 신기술투자조합 18) SVIC 4호 신기술투자조합 19) SVIC 5호 신기술투자조합 20) SVIC 6호 신기술투자조합 21) SVIC 7호 신기술투자조합 22) SYRIAN-KOREA TELECOMMU -NICATION EQUIPMENT MANUFACTURING ESTABLISH -MENT CO.,LTD. (시리아 통신법인) 23) SAMSUNG SDI (MALAYSIA) SDN BHD. (말레이시아 삼성SDI 생산법인) 24) SAMSUNG ELECTRO-MECHA -NICS THAILAND CO.,LTD. (태국 삼성전기 생산법인) 25) SKY WORLD CORPORATION (필리핀 지주회사) 26) SHANGHAIBELL SAMSUNG MOBILE COMMUNICATIONS CO.,LTD 27) TOSHIBA SAMSUNG STORAGE TECHNOLOGY CORPORATION		
2004년 제36기	1. 연결대상회사 1) 삼성광주전자(주) 2) 노비타(주) 3) 세메스(주) (舊)한국디엔에스(주) 4) 스테코(주) 5) 삼성전자서비스㈜ 6) 삼성카드(주) 7) 리빙프라자(주) 8) 블루텍(주) 9) 세크론(주) (舊)한국도와(주) 10) 삼성전자로지텍(주) (舊)토로스 물류(주) 11) 에스엘시디(주) 12) SAMSUNG ELECTRONICS AMERICA, INC. 13) SAMSUNG ELECTRONICS	1) LIMITED LIABILITY COMPANY SAMSUNG ELECTRONICS RUS(SER) (자산규모증가) 2) SAMSUNG TELE-COMMUNICATION INDONESIA (STIN) (자산규모증가) 3) SAMSUNG ELECTRONICS HAINAN FIBEROPTICS CO., LTD (SEHF)	1) SAMSUNG ELECTRONICS MANUFACTURING (U.K.)LTD (SEMUK) (청산진행중) 2) 삼성캐피탈(주) (청산완료) 3) e-SAMSUNG ASIA (청산진행중)

	ARGENTINA S.A. 14) SAMSUNG ELECTRONICS CANADA INC. 15) SAMSUNG MEXICANA S.A.DE C.V. 16) SAMSUNG ELECTRONICS LATINOAMERICA MIAMI, INC. 17) SAMSUNG ELECTRONICS LATINOAMERICA (ZONA LIBRE),S.A 18) SAMSUNG ELECTRONICS COLOMBIA S.A. 19) SAMSUNG SEMICONDUCTOR, INC. 20) SAMSUNG TELECOMS(U.K.) LIMITED 21) SAMSUNG TELECOMMUNICA-TIONS AMERICA, L.P. 22) SAMSUNG INFORMATION SYSTEMS AMERICA, INC. 23) SAMSUNG ELECTRONICS NORDIC AB 24) SAMSUNG ELECTRONICS MEXICO, S.A. DE C.V. 25) SAMSUNG AUSTIN SEMICONDUCTOR, L.P. 26) SAMSUNG ELECTRONICA DA AMAZONIA LTDA. 27) SAMSUNG INTERNATIONAL, INC. 28) SAMSUNG ELECTRONICS FRANCE SAS 29) SAMSUNG ELECTRONICS GMBH 30) SAMSUNG ELECTRONICS ITALIA SPA 31) SAMSUNG ELECTRONICS BENELUX B.V. 32) SAMSUNG ELECTRONICA PORTUGUESA S.A. 33) SAMSUNG ELECTRONICS POLSKA.SP.ZO.O. 34) SAMSUNG ELECTRONICS EUROPE LOGISTICS B.V. 35) SAMSUNG ELECTRONICS (UK) LIMITED. 36) SAMSUNG RECEIVABLES CORPORATION 37) SAMSUNG SEMICONDUCTOR EUROPE GMBH 38) SAMSUNG SEMICONDUCTOR EUROPE LIMITED 39) SAMSUNG ELECTRONICS SOUTH AFRICA	(신규출자설립) 4) 에스엘시디(주) (신규출자설립) 5) TOSHIBA SAMSUNG STORAGE TECHNOLOGY CORPORATION (TSST) (신규출자설립) 6) 보광1호 부품소재 전문투자조합 (신규출자설립)	

	(PROPRIETARY) LIMITED. 40) SAMSUNG ELECTRONICS MAGYAR RT. 41) SAMSUNG ELECTRONICS IBERIA S.A. 42) SAMSUNG EUROPE PLC. 43) SAMSUNG ELECTRONICS HOLDING GMBH 44) SAMSUNG ELECTRONICS OVERSEAS B.V. 45) SAMSUNG ELECTRONICS AUSTRALIA PTY LTD 46) SAMSUNG GULF ELECTRONICS FZE 47) SAMSUNG ASIA PTE LTD 48) SAMSUNG ELECTRONICS PHILIPPINES CORPORATION 49) SAMSUNG ELECTRONICS (M) SDN.BHD. 50) PT SAMSUNG ELECTRONICS INDONESIA 51) SAMSUNG ELECTRONICS DISPLAY (M) SDN.BHD. 52) SAMSUNG ELECTORNICS PHILIPPINES MANUFACTURING CORPORATION 53) SAMSUNG VINA ELECTRONICS CO LTD 54) SAMSUNG INDIA ELECTRONICS PRIVATE LIMITED 55) THAI SAMSUNG ELECTRONICS COMPANY LIMITED 56) SAMSUNG (CHINA) INVESTMENT CO., LTD. 57) SAMSUNG ELECTRONICS H.K. COMPANY, LTD 58) SAMSUNG ELECTRONICS TAIWAN CO., LTD. 59) SAMSUNG ELECTRONICS SUZHOU SEMICONDUCTOR CO., LTD 60) SAMSUNG ELECTRONICS HUIZHOU CO., LTD. 61) SUZHOU SAMSUNG ELECTRONICS CO., LTD. 62) TIANJIN SAMSUNG ELECTRONICS CO., LTD. 63) TIANJIN TONGGUANG SAMSUNG ELECTRONICS CO., LTD. 64) TIANJIN SAMSUNG ELECTRONICS DISPLAY CO.,		

	LTD 65) TIANJIN SAMSUNG TELECOM TECHNOLOGY CO., LTD. 66) SHANDONG-SAMSUNG TELECOMMUNICATIONS CO., LTD. 67) SAMSUNG YOKOHAMA RESEARCH INSTITUTE 68) SAMSUNG ELECTRONICS SLOVAKIA S.R.O. 69) SAMSUNG ELECTRONICS SUZHOU COMPUTER CO., LTD. 70) SAMSUNG ELECTRONICS SUZHOU LCD CO., LTD. 71) SAMSUNG JAPAN CO. LTD 72) SHANGHAI SAMSUNG SEMICONDUCTOR CO., LTD 73) SHENZHEN SAMSUNG KEJIAN MOBILE TELECOMMU-NICATION TECHNOLOGY CO., LTD. 74) LIMITED LIABILITY COMPANY SAMSUNG ELECTRONICS RUS 75) PT SAMSUNG TELE-COMMUNICATION INDONESIA 76) SAMSUNG ELECTRONICS HAINAN FIBEROPTICS CO., LTD. 2. 지분법 대상회사 1) 서울통신기술(주) 2) (주)삼성경제연구소 3) 삼성에스디에스(주) 4) (주)삼성라이온즈 5) 엠이엠씨코리아(주) (舊)포스코휼스 6) 삼성전기(주) 7) 삼성코닝(주) 8) 삼성테크윈(주) (舊)삼성항공 9) 삼성SDI(주) 10) 삼성네트웍스(주) (舊)유니텔(주) 11) 삼성코닝정밀유리(주) 12) 삼성탈레스(주) (舊)삼성톰슨(주) 13) 삼성에버랜드(주) 14) 보광5호 투자조합 15) 보광10호 투자조합 16) SVIC 1호 신기술투자조합 17) SVIC 2호 신기술투자조합 18) SVIC 3호 신기술투자조합 19) SVIC 4호 신기술투자조합		

	20) SVIC 5호 신기술투자조합 21) 올앳(주) 22) SYRIAN-KOREA TELECOMMU -NICATION EQUIPMENT MANUFACTURING ESTABLISH -MENT CO.,LTD. (시리아 통신법인) 23) SAMSUNG SDI (MALAYSIA) SDN BHD. (말레이시아 삼성SDI 생산법인) 24) SAMSUNG ELECTRO-MECHA -NICS THAILAND CO.,LTD. (태국 삼성전기 생산법인) 25) SKY WORLD CORPORATION (필리핀 지주회사) 26) SHANGHAIBELL SAMSUNG MOBILE COMMUNICATIONS CO.,LTD 27) TOSHIBA SAMSUNG STORAGE TECHNOLOGY CORPORATION 28) 보광1호 부품소재전문투자조합		

다. 연결재무제표

(1) 연결대차대조표

연 결 대 차 대 조 표

제 38 기 2006.12.31 현재

제 37 기 2005.12.31 현재

제 36 기 2004.12.31 현재

(단위 : 백만원)

과 목	제 38 기		제 37 기		제 36 기	
자 산						
I. 유 동 자 산		34,988,905		33,399,152		31,991,225
(1) 당 좌 자 산		28,235,460		27,534,263		26,187,579
1. 현금및현금등가물		4,222,027		4,082,817		3,129,614
2. 단기금융상품		3,504,366		4,061,388		4,978,491
3. 단기매도가능증권		2,058,781		1,930,802		2,476,620
4. 단기만기보유증권		248		1,076		83,039
5. 매 출 채 권	9,133,647		7,451,467		6,812,457	
대 손 충 당 금	(-)44,195	9,089,452	(-)54,114	7,397,353	(-)38,065	6,774,392
6. 단 기 대 여 금	264,000		331,480		440,263	
대 손 충 당 금	(-)473		(-)640		(-)816	
현재가치할인차금	(-)1,154	262,373	(-)136	330,704	-	439,447
7. 미 수 금	987,634		1,118,869		1,171,451	
대 손 충 당 금	(-)15,156		(-)16,222		(-)28,027	
현재가치할인차금	(-)52	972,426	(-)27	1,102,620	-	1,143,424
8. 미 수 수 익		228,895		223,052		417,539
9. 선 급 금	685,593		581,302		517,471	
대 손 충 당 금	(-)1,470	684,123	(-)2,529	578,773	(-)5,669	511,802
10. 선 급 비 용		1,018,602		840,363		772,629
11. 예 치 보 증 금		123,095		128,686		263,007
12. 단기이연법인세자산		1,469,973		1,159,245		-
13. 기타당좌자산		14,127		34,037		12,977
14. 단기대출채권		4,586,972		5,663,347		5,184,598
(2) 재 고 자 산		6,753,445		5,864,889		5,803,646
1. 상 품		167,980		198,529		161,176
2. 제 품		2,013,067		1,785,983		1,629,626
3. 반 제 품		86,018		43,526		40,381
4. 재 공 품		1,508,396		1,229,471		1,602,570
5. 원 재 료		1,695,696		1,537,769		1,323,743
6. 저 장 품		268,027		227,195		222,852
7. 미 착 품		1,014,261		842,416		823,298
II. 고 정 자 산		46,377,301		41,062,646		37,013,400
(1) 투 자 자 산		11,934,301		11,153,629		12,506,482
1. 장기금융상품		926		9,311		5,759
2. 장기매도가능증권		2,557,004		2,232,601		1,281,793
3. 장기만기보유증권		197,680		221,838		967,319

과 목	제 38 기		제 37 기		제 36 기	
4. 지분법적용투자주식		3,393,617		2,923,314		3,057,769
5. 장기성매출채권	25,729		23,947		8,540	
대 손 충 당 금	(-)7,715		(-)8,344		(-)5,125	
현재가치할인차금	(-)1,580	16,434	(-)438	15,165	(-)189	3,226
6. 장 기 대 여 금	329,114		208,733		145,577	
대 손 충 당 금	(-)10,435		(-)7,181		(-)7,706	
현재가치할인차금	(-)30,442	288,237	(-)16,351	185,201	(-)5,635	132,236
7. 보 증 금		790,034		780,467		694,213
8. 장기선급비용		472,275		494,421		166,020
9. 장기이연법인세자산		353,027		522,689		676,813
10. 기타투자자산		58,532		15,152		59,905
11. 장기대출채권		3,806,535		3,753,470		5,461,429
(2) 유 형 자 산		33,784,615		29,276,161		23,962,396
1. 토 지		2,976,819		2,768,774		2,273,296
2. 건 물	8,153,293		6,956,622		5,978,891	
감가상각누계액	(-)1,994,786	6,158,507	(-)1,691,321	5,265,301	(-)1,414,641	4,564,250
3. 구 축 물	457,689		444,562		406,709	
감가상각누계액	(-)162,154	295,535	(-)139,427	305,135	(-)119,482	287,227
4. 기 계 장 치	47,417,409		38,974,387		30,832,061	
감가상각누계액	(-)28,275,872	19,141,537	(-)23,123,407	15,850,980	(-)18,643,213	12,188,848
5. 공구기구비품	2,727,416		2,581,351		2,440,821	
감가상각누계액	(-)1,760,884	966,532	(-)1,638,126	943,225	(-)1,574,804	866,017
6. 차 량 운 반 구	284,474		201,161		165,747	
감가상각누계액	(-)84,908	199,566	(-)91,613	109,548	(-)75,502	90,245
7. 건설중인자산		3,888,659		3,875,668		3,545,231
8. 미 착 기 계		157,460		157,530		147,282
(3) 무 형 자 산		658,385		632,856		544,522
1. 영 업 권		6,776		9,839		10,799
2. 부 의 영 업 권		(-)186		(-)599		(-)1,221
3. 산 업 재 산 권		262,726		240,754		220,086
4. 기타의무형자산		389,069		382,862		314,858
자 산 총 계		81,366,206		74,461,798		69,004,625
부 채						
Ⅰ. 유 동 부 채		25,522,871		24,908,590		26,107,583
1. 매 입 채 무		4,578,915		4,206,962		4,189,110
2. 단 기 차 입 금		7,360,778		7,807,865		7,101,220
3. 미 지 급 금	3,631,398		3,352,980		3,443,746	
현재가치할인차금	(-)21,979	3,609,419	(-)16,329	3,336,651	(-)10,597	3,433,149
4. 선 수 금		518,418		209,855		263,146
5. 예 수 금		298,110		353,517		583,416
6. 미 지 급 비 용		5,011,755		4,191,577		3,940,213
7. 미지급법인세		1,263,088		896,862		1,550,192
8. 유동성장기부채	2,772,323		3,788,239		4,957,052	
사채할인발행차금	(-)457	2,771,866	(-)1,448	3,786,791	-	4,957,052
9. 단기이연법인세부채		7,839		803		-
10. 기타유동부채		102,683		117,707		90,085

과 목	제 38 기		제 37 기		제 36 기	
II. 고 정 부 채		7,903,468		7,945,797		6,496,761
1. 사 채	3,731,387		3,960,450		4,863,517	
사채할인발행차금	(-)12,455		(-)15,437		(-)19,377	
상 환 할 증 금	334,676		334,698		334,698	
전 환 권 조 정	(-)116,153	3,937,455	(-)186,024	4,093,687	(-)249,897	4,928,941
2. 장 기 차 입 금		407,011		744,021		667,224
3. 장기미지급금	728,276		742,101		220,459	
현재가치할인차금	(-)87,212	641,064	(-)71,312	670,789	(-)13,936	206,523
4. 장기미지급비용		276,019		134,974		-
5. 장 기 선 수 금		341,438		507,310		-
6. 퇴직급여충당금	1,769,385		1,431,997		1,155,698	
국민연금전환금	(-)13,156		(-)14,807		(-)16,638	
퇴직보험예치금	(-)1,001,591		(-)840,268		(-)683,079	
퇴직연금운용자산	(-)33,433	721,205	-	576,922	-	455,981
7. 장기이연법인세부채		1,182,262		905,683		36,067
8. 기타고정부채		397,014		312,411		202,025
부 채 총 계		33,426,339		32,854,387		32,604,344
자 본						
I. 자 본 금		897,514		897,514		897,514
1. 보통주자본금		778,047		778,047		778,047
2. 우선주자본금		119,467		119,467		119,467
II. 연결자본잉여금		6,364,604		6,338,460		6,239,586
III. 연결이익잉여금		44,463,683		37,369,265		30,576,954
(연결당기순이익 -						
당기 : 7,926,087백만원						
전기 : 7,640,092백만원)						
IV. 연결자본조정		(-)6,461,390		(-)4,897,713		(-)3,270,488
1. 자 기 주 식		(-)7,520,023		(-)5,970,778		(-)4,159,639
2. 매도가능증권평가이익		733,050		559,881		121,628
3. 매도가능증권평가손실		(-)1,933		(-)23,540		(-)30,375
4. 지분법자본변동		141,958		123,384		72,619
5. 부의지분법자본변동		(-)43,887		(-)63,969		-
6. 주식매수선택권		539,152		616,824		692,292
7. 해외사업환산대(차)		(-)293,812		(-)149,618		44,763
8. 기타자본조정		(-)15,895		10,103		(-)11,776
V. 외부주주지분		2,675,456		1,899,885		1,956,715
자 본 총 계		47,939,867		41,607,411		36,400,281
부채와 자본총계		81,366,206		74,461,798		69,004,625

(2) 연결손익계산서

연결손익계산서

제 38 기 (2006. 01. 01 부터 2006. 12. 31 까지)
제 37 기 (2005. 01. 01 부터 2005. 12. 31 까지)
제 36 기 (2004. 01. 01 부터 2004. 12. 31 까지)

(단위 : 백만원)

과 목	제 38 기		제 37 기		제 36 기	
I. 매 출 액		85,425,626		80,629,510		81,963,009
II. 매 출 원 가		59,652,262		55,251,655		52,952,682
III. 매 출 총 이 익		25,773,364		25,377,855		29,010,327
IV. 판매비와관리비		16,765,553		17,802,357		17,249,581
1. 급 여	1,841,685		1,619,805		1,711,236	
2. 퇴 직 급 여	130,116		128,415		120,687	
3. 감 가 상 각 비	282,889		307,130		280,756	
4. 운 반 비	1,591,911		1,556,865		1,415,927	
5. 지 급 수 수 료	3,100,994		2,739,031		2,629,064	
6. 광 고 선 전 비	1,654,604		1,299,318		1,295,515	
7. 판 매 촉 진 비	1,273,914		1,360,721		1,260,472	
8. 기 업 홍 보 비	417,147		401,471		424,390	
9. 애프터서비스비	995,354		931,958		992,739	
10. 대 손 상 각 비	272,827		2,007,139		2,630,564	
11. 경 상 개 발 비	1,016,944		967,165		851,007	
12. 연 구 비	2,252,848		2,179,981		1,838,251	
13. 주식보상비용	9,405		32,177		39,233	
14. 기타판매비와관리비	1,924,915		2,271,181		1,759,740	
V. 영 업 이 익		9,007,811		7,575,498		11,760,746
VI. 영 업 외 수 익		3,410,216		3,019,856		2,888,807
1. 이 자 수 익	364,614		284,200		361,811	
2. 배 당 금 수 익	32,128		36,509		20,238	
3. 수 수 료 수 익	59,866		35,646		66,544	
4. 임 대 료	39,669		54,558		54,070	
5. 매도가능증권처분이익	70,929		41,178		70,882	
6. 외 환 차 익	1,333,220		1,190,611		1,146,088	
7. 외화환산이익	214,686		144,465		202,172	
8. 지 분 법 이 익	551,057		491,405		495,620	
9. 유형자산처분이익	84,629		77,911		81,061	
10. 매도가능증권감액손실 환입	40,936		-		-	
11. 만기보유증권감액손실 환입	51,275		-		-	
12. 기타영업외수익	567,207		663,373		390,321	
VII. 영 업 외 비 용		2,590,381		2,470,041		2,273,395
1. 이 자 비 용	294,449		218,233		170,107	
2. 기타대손상각비	8,999		1,523		6,623	

과 목	제 38 기		제 37 기		제 36 기	
3. 매출채권처분손실	269,450		205,501		119,343	
4. 매도가능증권처분손실	3,647		29,826		16,316	
5. 외 환 차 손	1,257,270		1,124,380		1,060,191	
6. 외화환산손실	109,494		117,571		80,723	
7. 지 분 법 손 실	31,396		149,656		-	
8. 기 부 금	183,618		180,135		182,286	
9. 매도가능증권감액손실	14,499		81,588		25,490	
10. 만기보유증권감액손실	-		90,557		109,267	
11. 유형자산처분손실	54,270		31,302		81,776	
12. 기타영업외비용	363,289		239,769		421,273	
Ⅷ. 경 상 이 익		9,827,646		8,125,313		12,376,158
Ⅸ. 특 별 이 익		-		-		-
Ⅹ. 특 별 손 실		-		-		-
XⅠ. 법인세비용차감전순이익		9,827,646		8,125,313		12,376,158
XⅡ. 법 인 세 비 용		1,633,987		1,218,246		2,207,285
XⅢ. 총 당 기 순 이 익		8,193,659		6,907,067		10,168,873
XⅣ. 외부주주지분순손실		6,966		807,185		704,815
외부주주지분순이익		(-)274,538		(-)74,160		(-)84,153
XⅤ. 연결당기순이익		7,926,087		7,640,092		10,789,535
(기본주당경상이익 및 순이익 -						
당기: 52,880원, 전기: 49,969원						
희석주당경상이익 및 순이익 -						
당기: 52,120원, 전기: 49,128원)						

(3) 연결자본변동표(연결잉여금계산서)

연 결 자 본 변 동 표

제 38 기 (2006. 01. 01 부터 2006. 12. 31 까지)
제 37 기 (2005. 01. 01 부터 2005. 12. 31 까지)
제 36 기 (2004. 01. 01 부터 2004. 12. 31 까지)

(단위 : 백만원)

과 목	자 본 금	연 결 자본잉여금	연 결 이익잉여금	연 결 결 손 금	연 결 자본조정	외부주주 지 분	총 계
2004. 1. 1(전기초)	895,241	6,242,269	24,415,681		(-)2,062,601	669,122	30,159,712
전환사채전환	2,273	46,995					49,268
유상증자등으로 인한 지분변동액		(-)155,412					(-)155,412
연결범위의 변동					(-)65	630,004	629,939
자기주식의 처분		45,535			114,551		160,086
자기주식의 소각			(-)3,025,129		3,025,129		-
자기주식의 취득					(-)3,841,485		(-)3,841,485

과 목	자 본 금	연 결 자본잉여금	연 결 이익잉여금	연 결 결 손 금	연 결 자본조정	외부주주 지 분	총 계
매도가능증권평가이익					(-)4,637		(-)4,637
매도가능증권평가손실					(-)18,038		(-)18,038
지분법자본변동					(-)119,779		(-)119,779
주식매수선택권		20,318			(-)12,024		8,294
연결당기순이익			10,789,535				10,789,535
배당금			(-)1,596,282				(-)1,596,282
외부주주지분순이익						84,153	84,153
외부주주지분순손실						(-)704,815	(-)704,815
기타		39,881	(-)6,851		(-)351,539	1,278,251	959,742
2004.12.31(전기말)	897,514	6,239,586	30,576,954		(-)3,270,488	1,956,715	36,400,281
2005. 1. 1(당기초)	897,514	6,239,586	30,576,954		(-)3,270,488	1,956,715	36,400,281
유상증자등으로 인한 지분변동액		(-)6,936					(-)6,936
연결범위의 변동		70,297			(-)70,297		-
자기주식의 처분		32,572			338,232		370,804
자기주식의 취득					(-)2,149,371		(-)2,149,371
매도가능증권평가이익					438,253		438,253
매도가능증권평가손실					6,835		6,835
지분법자본변동					121,062		121,062
부의지분법 자본변동					(-)63,969		(-)63,969
주식매수선택권		1,077			(-)75,468		(-)74,391
연결당기순이익			7,640,092				7,640,092
배당금			(-)849,363				(-)849,363
외부주주지분순이익						74,160	74,160
외부주주지분순손실						(-)807,185	(-)807,185
기타		1,864	1,582		(-)172,502	676,195	507,139
2005.12.31(당기말)	897,514	6,338,460	37,369,265		(-)4,897,713	1,899,885	41,607,411
2006. 1. 1(당기초)	897,514	6,338,460	37,369,265		(-)4,897,713	1,899,885	41,607,411
유상증자등으로 인한 지분변동액		(-)398					(-)398
연결범위의 변동		2,284				1,805	4,089
자기주식의 처분		4,366			263,634		268,000
자기주식의 취득					(-)1,812,879		(-)1,812,879
매도가능증권평가이익					173,169		173,169
매도가능증권평가손실					21,607		21,607
지분법자본변동					18,574		18,574
부의지분법 자본변동					20,082		20,082
주식매수선택권		664			(-)77,672		(-)77,008
연결당기순이익			7,926,087				7,926,087
배당금			(-)831,789				(-)831,789
외부주주지분순이익						274,538	274,538
외부주주지분순손실						(-)6,966	(-)6,966
기타		19,228	120		(-)170,192	506,194	355,350
2006.12.31(당기말)	897,514	6,364,604	44,463,683		(-)6,461,390	2,675,456	47,939,867

(4) 연결현금흐름표

연 결 현 금 흐 름 표

제 38 기 (2006. 01. 01 부터 2006. 12. 31 까지)
제 37 기 (2005. 01. 01 부터 2005. 12. 31 까지)
제 36 기 (2004. 01. 01 부터 2004. 12. 31 까지)

(단위 : 백만원)

과 목	제 38 기		제 37 기		제 36 기	
Ⅰ. 영업활동으로 인한 현금흐름		15,080,599		13,328,566		16,431,931
1. 당 기 순 이 익	7,926,087		7,640,092		10,789,535	
2. 현금의 유출이 없는 비용등의 가산	9,419,398		10,042,348		9,410,506	
가. 감가상각비	6,696,162		5,865,752		5,068,088	
나. 무형자산상각비	176,631		154,619		116,810	
다. 퇴직급여	522,926		457,387		444,206	
라. 대손상각비	281,826		2,008,662		2,637,187	
마. 매출채권처분손실	269,450		205,501		119,343	
바. 매도가능증권처분손실	3,647		29,826		16,316	
사. 외화환산손실	109,494		117,571		80,723	
아. 매도가능증권감액손실	14,499		81,588		25,490	
자. 만기보유증권감액손실	-		90,557		109,267	
차. 지분법손실	31,396		149,656		-	
카. 유형자산처분손실	54,270		31,302		81,776	
타. 파생상품평가 및 거래손실	158,155		91,935		98,953	
파. 재고자산평가 및 폐기손실	321,814		365,708		278,804	
하. 전환권조정의 상각	69,861		63,873		57,991	
거. 주식보상비용	16,470		59,439		71,693	
너. 외부주주지분 순이익	274,538		74,160		84,153	
더. 이연법인세자산(부채)로인한 법인세 비용의 증가	115,565		-		-	
러. 기타현금의유출이없는 비용등의증가	302,694		194,812		129,706	
3. 현금의 유입이 없는 수익등의 차감	(-)932,014		(-)2,048,109		(-)1,667,703	
가. 매도가능증권처분이익 등	(-)70,929		(-)41,178		(-)94,659	
나. 외화환산이익	(-)214,686		(-)144,465		(-)202,172	
다. 지분법이익	(-)340,893		(-)491,405		(-)495,620	
라. 유형자산처분이익	(-)84,629		(-)77,911		(-)81,061	
마. 파생상품평가 및 거래이익	(-)103,556		(-)90,737		(-)51,633	
바. 매도가능증권감액손실 환입	(-)40,936		-		-	
사. 만기보유증권감액손실 환입	(-)51,275		-		-	
아. 이연법인세자산(부채)로 인한 법인세 비용의 감소	-		(-)354,826		(-)30,885	
자. 외부주주지분순손실	(-)6,966		(-)807,185		(-)704,815	
차. 기타현금의유입이없는 수익등의차감	(-)18,144		(-)40,402		(-)6,858	
4. 영업활동으로 인한 자산· 부채의 변동	(-)1,332,872		(-)2,305,765		(-)2,100,407	
가. 매출채권의 증가	(-)2,409,893		(-)1,966,662		(-)673,376	
나. 미수수익의 증가	(-)3,295		(-)42,458		(-)4,283	
다. 미수금의 감소(증가)	105,242		123,564		(-)182,090	
라. 선급금의 증가	(-)108,779		(-)67,698		(-)127,329	

과 목	제 38 기		제 37 기		제 36 기	
아. 선급비용의 감소(증가)	(-)6,372		86,111		45,496	
바. 예치보증금의 감소(증가)	4,712		178,915		(-)83,633	
사. 재고자산의 증가	(-)1,336,430		(-)637,044		(-)1,311,935	
아. 장기성매출채권의 증가	(-)48,698		(-)8,998		(-)15,739	
자. 장기선급비용의 감소(증가)	(-)168,001		(-)331,073		75,153	
차. 매입채무의 증가	882,643		696,002		61,005	
카. 미지급금의 증가(감소)	74,731		(-)232,183		(-)415,556	
타. 선수금의 증가(감소)	127,368		(-)49,787		4,569	
파. 예수금의 증가(감소)	(-)53,388		284,139		(-)59,647	
하. 미지급비용의 증가	713,322		824,899		226,930	
거. 미지급법인세의 증가(감소)	308,838		(-)655,197		597,232	
너. 장기미지급비용의 증가	139,471		134,974		-	
더. 장기선수금의 증가	31		507,310		-	
러. 퇴직금의 지급	(-)184,845		(-)179,363		(-)250,184	
머. 국민연금전환금의 감소	1,651		1,790		2,783	
버. 퇴직보험예치금 등의 증가	(-)194,756		(-)158,662		(-)131,098	
서. 장기미지급금의 증가	153,578		145,322		115	
어. 장·단기대출채권의 감소(증가)	628,275		(-)783,639		224,037	
저. 기타영업활동으로인한자산·부채의 변동	41,723		(-)176,027		(-)82,857	
II. 투자활동으로 인한 현금흐름		(-)11,097,707		(-)9,045,582		(-)7,870,417
1. 투자활동으로 인한 현금유입액	5,080,285		6,591,409		8,353,698	
가. 단기금융상품의 순감소	564,016		912,019		91,198	
나. 단기매도가능증권의 처분	3,718,317		3,734,545		4,307,147	
다. 단기만기보유증권의 처분	1,049		209,594		701,728	
라. 단기대여금의 순회수	64,073		71,706		102,276	
마. 장기금융상품의 감소	9,368		4,307		6,626	
바. 장기매도가능증권의 처분	22,625		69,750		922,257	
사. 장기만기보유증권의 처분	75,211		662,071		584,437	
아. 지분법적용투자주식의 처분 등	23,073		279,041		240,004	
자. 장기대여금의 회수	58,402		163,114		235,702	
차. 보증금의 감소	185,757		233,740		521,666	
카. 유형자산의 처분	344,797		244,961		574,625	
타. 기타투자활동으로인한 현금유입액	13,597		6,561		66,032	
2. 투자활동으로 인한 현금유출액	(-)16,177,992		(-)15,636,991		(-)16,224,115	
가. 단기금융상품의 순증가	-		-		-	
나. 단기매도가능증권의 취득	(-)3,718,158		(-)3,148,892		(-)4,672,698	
다. 장기금융상품의 증가	(-)6,059		(-)9,941		(-)9,380	
라. 장기매도가능증권의 취득	(-)34,226		(-)60,564		(-)206,774	
마. 장기만기보유증권의 취득	-		(-)134,822		(-)143,744	
바. 지분법적용투자주식의 취득	(-)142,904		(-)46,362		(-)161,047	
사. 장기대여금의 증가	(-)196,645		(-)214,571		(-)295	
아. 보증금의 증가	(-)204,806		(-)283,918		(-)349,462	
자. 유형자산의 취득	(-)11,738,291		(-)11,540,225		(-)10,497,204	
차. 무형자산의 취득	(-)136,148		(-)188,166		(-)142,300	
카. 기타투자활동으로 인한 현금유출액	(-)755		(-)9,530		(-)41,211	
III. 재무활동으로 인한 현금흐름		(-)3,889,230		(-)3,266,484		(-)9,638,915

과 목	제 38 기		제 37 기		제 36 기	
1. 재무활동으로 인한 현금유입액	3,939,766		5,175,245		4,876,887	
가. 단기차입금의 순차입	-		815,328		-	
나. 사채의 발행	2,588,029		2,661,109		2,805,000	
다. 장기차입금의 차입	498,172		689,544		419,434	
라. 주식매수선택권의 행사	176,179		249,329		115,924	
마. 외부주주지분의 증가	498,866		604,907		1,278,252	
바. 기타재무활동으로 인한 현금유입액	178,520		155,028		258,277	
2. 재무활동으로 인한 현금유출액	(-)7,828,996		(-)8,441,729		(-)14,515,802	
가. 단기차입금의 순상환	(-)545,201		-		(-)193,672	
나. 유동성장기부채의 상환	(-)4,183,020		(-)5,231,209		(-)6,622,079	
다. 장기차입금의 상환	(-)42,944		(-)76,264		(-)21,987	
라. 현금배당금의 지급	(-)831,789		(-)849,364		(-)1,596,282	
마. 자기주식의 취득	(-)1,812,879		(-)2,149,370		(-)3,841,484	
바. 사채의 조기상환	(-)234,915		(-)114		(-)2,101,125	
사. 외부주주지분의 감소	(-)18,179		(-)6,736		-	
아. 기타재무활동으로인한 현금유출액	(-)160,069		(-)128,672		(-)139,173	
IV. 외화환산으로 인한 현금의 변동		30,125		(-)69,574		125,577
V. 연결재무제표 작성대상 범위의 변동으로 인한 현금의 증가 (감소)		15,423		6,277		(-)44,262
VI. 현금의 증가(감소)(I +II+III+IV+V)		139,210		953,203		(-)996,086
VII. 기초의 현금		4,082,817		3,129,614		4,125,700
VIII. 기말의 현금		4,222,027		4,082,817		3,129,614

(5) 당해 사업연도의 연결재무제표에 대한 주석

- 감사인의 연결감사보고서상의 연결재무제표에 대한 주석과 동일

6. 부문별 재무 현황

가. 사업부문별 재무정보

(1) 사업부문별 재무현황

(단위 : 백만원)

구 분	제 38 기	제 37 기	제 36 기
디지털 미디어			
1. 매출액			
외부매출액	6,297,900	6,484,657	8,027,556
부문간내부매출액	49,428	61,843	58,734
계	6,347,328	6,546,500	8,086,290
2. 영업손익	(-)366,820	(-)313,723	(-)25,757
3. 자산	5,595,481	4,434,581	3,960,228
(감가상각비 등)	(70,542)	(62,698)	(55,862)
정보통신			
1. 매출액			
외부매출액	18,236,247	18,818,258	18,935,875
부문간내부매출액	4,032	6,361	3,922
계	18,240,279	18,824,619	18,939,797
2. 영업손익	1,738,601	2,295,451	2,811,081
3. 자산	8,817,736	8,493,617	7,971,598
(감가상각비 등)	(238,806)	(211,973)	(199,125)
반도체			
1. 매출액			
외부매출액	19,081,112	18,334,808	18,224,753
부문간내부매출액	1,725,733	1,834,621	1,509,192
계	20,806,845	20,169,429	19,733,945
2. 영업손익	5,032,021	5,457,726	7,474,980
3. 자산	25,983,555	22,219,276	21,350,022
(감가상각비 등)	(3,919,169)	(3,672,137)	(3,164,323)
LCD			
1. 매출액			
외부매출액	11,702,224	9,710,174	8,688,676
부문간내부매출액	889,036	1,099,559	1,333,996
계	12,591,260	10,809,733	10,022,672
2. 영업손익	648,641	734,834	1,884,546
3. 자산	11,794,741	9,812,391	7,617,958
(감가상각비 등)	(1,279,111)	(954,903)	(951,937)
생활가전			
1. 매출액			

구 분	제 38 기	제 37 기	제 36 기
외부매출액	3,086,669	3,383,392	3,258,857
부문간내부매출액	5,497	5,245	6,412
계	3,092,166	3,388,637	3,265,269
2. 영업손익	(-)171,305	(-)91,446	(-)53,666
3. 자산	1,424,957	1,459,217	1,525,794
(감가상각비 등)	(22,136)	(22,538)	(27,269)
기타			
1. 매출액			
외부매출액	568,613	726,381	496,642
부문간내부매출액	177,729	199,326	242,835
계	746,342	925,707	739,477
2. 영업손익	52,795	(-)23,067	(-)74,307
3. 자산	4,192,658	4,119,687	1,390,943
(감가상각비 등)	(150,845)	(136,226)	(127,599)

※ 부문별 내부 매출에 적용된 대체가격 : 시가기준

(2) 공통 판매비와 관리비 및 자산

○ 합리적 배부기준 적용

1) 공통 판매비와 관리비의 경우

- 각 제품/모델별 귀속이 확실한 직접비용(위임성 경비)은 각 제품/모델부문에 직접 귀속시키고
- 귀속여부가 불분명한 공통경비는 각 COST DRIVE(매출액비,수량비, 인원수비 등)에 의거 적절한 배부가 이루어지도록 함.

2) 공통자산의 경우 부문별 순자산비율로 배부

- 직접귀속이 가능한 자산(재고자산,고정자산,투자자산등)은 해당부서에 직접 귀속되나,
- 전사 공통관리가 필요한 자산 및 자산귀속이 불분명한 자산은 본사 및 영업조직에 1차 귀속후 배부기준에 의거 각 부문에 배부함

(3) 영업손익의 조정

- 부문별 사내매출 및 사내매출원가 소거에 따른 영향을 상호 조정하여 반영함

(4) 기타 사업부문 현황

- 해당사항 없음

나. 지역별 재무 정보

(1) 지역의 구분

- 지역의 구분은 해외영업에 관한 사항이 적절히 나타날수 있도록 지리적 근접도, 경제활동의 유사성, 영업활동의 상호관련성 등을 고려하여 다음과 같이 구분함.

(2) 공시대상 지역부문

- 해당지역의 외부매출액이 연결손익계산서상 매출액의 10%이상인 지역. 단, 아프리카 지역의 외부매출액은 위 10% 이상에 해당하지 않음.
  - · 국내 : 본사외 11개 법인
  - · 미주 : SEA외 14개 법인
  - · 구주 : SEUK외 19개 법인
  - · 아주 : SAPL외 35개 법인
  - · 아프리카 : SSA 1개 법인

(3) 지역부문별 현황

- 지역부문별 주요제품
  - · 국내 : 디지털미디어 부문 - CTV, Monitor, PC 등
    정보통신 부문 - HHP, Network Equipment 등
    반도체 부문 - DRAM, SRAM, Flash Memory 등
    LCD 부문 - LCD Panel 등
    생활가전 부문 - REF, MWO, W/M, AIR-CON 등
  - · 미주 : 반도체, LCD, HHP, CTV, Monitor 등
  - · 구주 : 반도체, LCD, HHP, CTV, Monitor 등
  - · 아주 : 반도체, LCD, HHP, CTV, MWO, Monitor 등

(4) 지역별 재무현황

(단위 : 백만원)

구 분	제 38 기	제 37 기	제 36 기
본국(대한민국)			
1. 매출액			
외부매출액	18,846,871	17,262,062	18,279,072
지역간내부매출액	51,511,509	49,944,204	46,763,000
계	70,358,380	67,206,266	65,042,072
2. 영업손익	7,427,983	6,629,701	10,258,862

구 분	제 38 기	제 37 기	제 36 기
3. 자산	74,253,472	67,799,075	63,235,796
미주지역			
1. 매출액			
외부매출액	17,985,312	17,091,214	18,996,294
지역간내부매출액	9,809,096	7,781,560	8,362,645
계	27,794,408	24,872,774	27,358,939
2. 영업손익	163,898	20,721	426,195
3. 자산	7,154,657	5,819,311	6,143,291
구주지역			
1. 매출액			
외부매출액	21,461,483	20,546,177	17,837,119
지역간내부매출액	9,373,108	5,352,172	4,366,743
계	30,834,591	25,898,349	22,203,862
2. 영업손익	538,422	118,893	168,392
3. 자산	7,470,765	5,895,379	4,887,783
아주지역			
1. 매출액			
외부매출액	26,585,178	25,186,208	26,480,688
지역간내부매출액	20,853,482	18,082,515	16,716,383
계	47,438,660	43,268,723	43,197,071
2. 영업손익	528,753	512,771	591,573
3. 자산	10,294,463	8,824,865	7,899,511
아프리카			
1. 매출액			
외부매출액	546,782	543,849	369,836
지역간내부매출액	4,622	69	477
계	551,404	543,918	370,313
2. 영업손익	11,532	12,703	8,433
3. 자산	200,012	125,363	64,618
연 결 조 정			
영업손익	337,223	280,709	307,291

구 분	제 38 기	제 37 기	제 36 기
자산	(-)18,007,163	(-)14,002,195	(-)13,226,374
연결후 금액			
영업손익	9,007,811	7,575,498	11,760,746
자 산	81,366,206	74,461,798	69,004,625

(5) 공통 판매비와 관리비 및 자산

○ 합리적 배부기준 적용

- 공통판매비와 관리비의 경우
  - · 각 제품/모델별 귀속이 확실한 직접비용(위임성경비)은 각 제품/모델부문에 직접 귀속시키고
  - · 귀속여부가 불분명한 공통경비는 각 COST DRIVE(매출액비,수량비, 인원수비 등)에 의거 적절한 배부가 이루어지도록 함.
- 공통자산의 경우 부문별 순자산비율로 배부
  - · 직접귀속이 가능한 자산(재고자산, 고정자산, 투자자산 등)은 해당부서에 직접 귀속되나
  - · 전사 공통관리가 필요한 자산 및 자산귀속이 불분명한 자산은 본사 및 영업조직에 1차 귀속후 배부기준에 의거 각 부문에 배부함

(6) 영업손익의 조정

- 지역간(내) 내부매출을 상계 후 반영

7. 합병 전 • 후의 재무제표

가. 합병의 개요

- 해당사항 없음

나. 합병 전 • 후의 재무제표

- 해당사항 없음

다. 합병관련사항

- 해당사항 없음

IV. 감사인의 감사의견 등

1. 감사인(공인회계사)의 감사의견 등

가. 감사인

제 39 기 1분기	제 38 기 1분기	제 38 기	제 37 기
삼일회계법인	삼일회계법인	삼일회계법인	삼일회계법인

나. 당해 사업연도의 분기감사(또는 검토)절차 요약

1) 분기검토절차의 개요

감사인은 삼성전자주식회사의 2007년 3월 31일 현재의 대차대조표와 2007년과 2006년 3월 31일로 종료하는 3개월 회계기간의 손익계산서와 현금흐름표를 검토하였으며, 2007년 3월 31일로 종료하는 3개월 회계기간의 자본변동표를 검토하였습니다.

감사인은 대한민국의 반기재무제표검토준칙에 따라 검토를 실시하였습니다.
이 준칙은 본인이 재무제표가 중대하게 왜곡표시되지 아니하였다는 것에 관해
보통 수준의 확신을 얻도록 검토를 계획하고 실시할 것을 요구하고 있습니다.
검토는 주로 질문과 분석적 절차에 의거 수행되므로 감사보다는 낮은 수준의
확신을 제공합니다. 본인은 감사를 실시하지 아니하였으므로 감사의견을
표명하지 아니합니다.

2) 제 39기 1분기 검토일정

- 분기검토 : '07. 3. 26 ~ 3. 28 , '07. 4. 9 ~ 4. 30

다. 감사(또는 검토)의견

사 업 연 도	감사(또는 검토)의견	지적사항 등 요약
제 39 기 1분기	-	지적사항 없음 (검토결과 재무제표가 중요성의 관점에서 대한민국의 기업회계기준에 위배되어 작성되었다는 점이 발견되지 아니하였음)
제 38 기 1분기	-	지적사항 없음 (검토결과 재무제표가 중요성의 관점에서 대한민국

사 업 연 도	감사(또는 검토)의견	지적사항 등 요약
		의 기업회계기준에 위배되어 작성되었다는 점이 발견되지 아니하였음)
제 38 기 연간	적정	지적사항 없음
제 37 기 연간	적정	지적사항 없음

라. 특기사항 요약

사 업 연 도	특 기 사 항
제 39 기 1분기	회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2조 4,500억원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하되, 불이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2조 4,500억원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 대차대조표일 현재 삼성생명보험(주) 주식의 처분이 완료되지 않은 상태이며, 삼성자동차(주)의 채권금융기관들은 상기의 합의서와 관련하여 2005년 12월 9일자로 이건희 회장 및 회사와 삼성그룹 계열사들을 상대로 소송을 제기하였습니다. 채권금융기관들은 소송에서 회사와 이건희 회장 및 27개 삼성그룹 계열사들은 연대하여 원고들에게 손실보상금 2조 4,500억원과 이에 대한 2001년 1월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금을 지급하고, 회사와 27개 삼성그룹 계열사들은 연대하여 원고들에게 위약금 (지연이자 상당액) 2조 2,879억여원 및 2001년 1월부터 매월별로 산출된 위약금에 대한 각 그 익월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금과 2조 4,500억원에 대한 2005년 12월 1일부터 완제일까지 연 19%의 비율에 의한 위약금을 지급할 것 등을 청구하였습니다. 현재로서는 동 소송의 최종결과 및 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.
제 38 기 1분기	회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2조 4,500억원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하되, 불이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2조 4,500억원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 대차대조표일 현재 삼성생명보험(주) 주식의 처분이 완료되지 않은 상태이며, 삼성자동차(주)의 채권금융기관들은 상기의 합의서와 관련하여 2005년 12월 9일자로 이건희 회장 및 회사와 삼성그룹 계열사들을 상대로 소송을 제기하였습니다. 채권금융기관들은 소송에서 회사와 이건희 회장 및 27개

사 업 연 도	특 기 사 항
	삼성그룹 계열사들은 연대하여 원고들에게 손실보상금 2조 4,500억원과 이에 대한 2001년 1월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금을 지급하고, 회사와 27개 삼성그룹 계열사들은 연대하여 원고들에게 위약금(지연이자 상당액) 2조 2,879억여원 및 2001년 1월부터 매월별로 산출된 위약금에 대한 각 그 익월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금과 2조 4,500억원에 대한 2005년 12월 1일부터 완제일까지 연 19%의 비율에 의한 위약금을 지급할 것 등을 청구하였습니다. 현재로서는 동 소송의 최종결과 및 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.
제 38 기 연간	회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2조 4,500억원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하되, 불이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2조 4,500억원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 대차대조표일 현재 삼성생명보험(주) 주식의 처분이 완료되지 않은 상태이며, 삼성자동차(주)의 채권금융기관들은 상기의 합의서와 관련하여 2005년 12월 9일자로 이건희 회장 및 회사와 삼성그룹 계열사들을 상대로 소송을 제기하였습니다. 채권금융기관들은 소송에서 회사와 이건희 회장 및 27개 삼성그룹 계열사들은 연대하여 원고들에게 손실보상금 2조 4,500억원과 이에 대한 2001년 1월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금을 지급하고, 회사와 27개 삼성그룹 계열사들은 연대하여 원고들에게 위약금 (지연이자 상당액) 2조 2,879억여원 및 2001년 1월부터 매월별로 산출된 위약금에 대한 각 그 익월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금과 2조 4,500억원에 대한 2005년 12월 1일부터 완제일까지 연 19%의 비율에 의한 위약금을 지급할 것 등을 청구하였습니다. 현재로서는 동 소송의 최종결과 및 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.
제 37 기 연간	회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2조 4,500억원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하되, 불이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2조 4,500억원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 대차대조표일 현재 삼성생명보험(주) 주식의 처분이 완료되지 않은 상태이며, 삼성자동차(주)의 채권금융기관들은 상기의 합의서와 관련하여 2005년 12월 9일자로 이건희 회장 및 회사와 삼성그룹 계열사들을 상대로 소송을

사 업 연 도	특 기 사 항
	제기하였습니다. 채권금융기관들은 소송에서 회사와 이건희 회장 및 27개 삼성그룹 계열사들은 연대하여 원고들에게 손실보상금 2조 4,500억원과 이에 대한 2001년 1월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금을 지급하고, 회사와 27개 삼성그룹 계열사들은 연대하여 원고들에게 위약금(지연이자 상당액) 2조 2,879억여원 및 2001년 1월부터 매월별로 산출된 위약금에 대한 각 그 익월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금과 2조 4,500억원에 대한 2005년 12월 1일부터 완제일까지 연 19%의 비율에 의한 위약금을 지급할 것 등을 청구하였습니다. 현재로서는 동 소송의 최종결과 및 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.

2. 최근 3사업연도의 외부감사인에게 지급한 보수 등에 관한 사항

가. 감사용역계약 체결현황

(단위 : 백만원)

사업연도	감사인	내 용	보수	총소요시간
제39기 1분기	삼일회계법인	개별 분기 및 연결 분기 재무제표 검토	502	7,492
제38기	삼일회계법인	분· 반기 재무제표 검토 개별 및 연결 재무제표에 대한 감사	3,353	48,200
제37기	삼일회계법인	분· 반기재무제표 검토, 개별 및 연결 재무제표에 대한 감사	2,048	35,313

나. 외부감사인과의 비감사용역계약 체결현황

(단위 : 백만원)

사업연도	계약체결일	용역내용	용역수행기간	보수	비고
제39기 1분기	2005년 12월	해외 재무프로세스 통합 지원업무	2005.12 - 2007.03	494	
	2006년 12월	세무자문 지원업무	2007.01 - 2007.03	30	
		기 타		536	
	소 계			1,060	
제38기	2006년 3월	투자대상회사 자산실사	2006.04 - 2006.05	112	
	2005년 12월	경영프로세스 진단업무	2006.01 - 2006.12	872	
	2005년 12월	해외 재무프로세스 통합 지원업무	2005.12 - 2006.12	1,320	
	2005년 10월	자산계정 정밀검토 지원업무	2005.10 - 2006.01	104	
		기 타		94	
	소 계			2,502	

사업연도	계약체결일	용역내용	용역수행기간	보수	비고
제37기	2005년 12월	해외 재무프로세스 통합 지원업무	2005.12 - 2005.12	110	
	2005년 4월	해외 투자 검토 지원업무	2005.05 - 2005.06	106	
	2005년 3월	이전가격 검토 지원업무	2005.04 - 2005.12	657	
	2004년 4월	투자 및 생산관리 프로세스 개선 지원업무	2004.04 - 2005.10	404	
	2004년 12월	세무자문 지원업무	2005.01 - 2005.09	170	
		기 타		105	
	소 계			1,552	

3. 기타

- 해당사항 없음

V. 이사회 등 회사의 기관 및 계열회사에 관한 사항

1. 이사회 등 회사의 기관의 개요

가. 이사회제도에 관한 사항

(1) 이사회의 구성에 관한 사항

(가) 이사회의 권한 내용

- 이사회는 법령 또는 정관에 정하여진 사항, 주주총회로부터 위임받은 사항, 회사 경영의 기본방침 및 업무집행에 관한 중요 사항을 의결한다.
- 이사회는 이사의 직무의 집행을 감독한다.

1. 주주 총회의 소집과 이에 제출할 의안

【법규· 정관상 의무사항】

1) 주주총회의 소집
2) 영업보고서 및 재무제표의 승인
3) 정관의 변경
4) 자본의 감소
5) 회사의 해산, 합병, 회사의 계속
6) 회사의 영업전부 또는 중요한 일부의 양도 및 양수
7) 영업전부의 임대 또는 경영위임, 타인과 영업의 손익 전부를 같이하는 계약 기타 이에 준할 계약의 체결이나 변경 또는 해약
8) 사후설립
9) 이사의 선임 및 해임
10) 주식의 액면미달 발행
11) 이사의 회사에 대한 책임의 면제
12) 주식배당 결정
13) 주식매수선택권의 부여
14) 이사의 보수

15) 주주총회 의장 선임
16) 주주총회 소집권자의 선임
17) 기타 주주총회에 부의할 의안

2. 경영 등에 관한 사항
【표준이사회 규정상 추가사항】
1) 회사경영의 기본 방침의 결정 및 변경
2) 경영계획 및 분기, 반기보고서 승인

3. 재무 등에 관한 사항
【법규· 정관상 의무사항】
1) 준비금의 자본전입
2) 주식발행에 관한 사항
· 신주발행의 결정
· 전환사채, 신주인수권부 사채의 발행
3) 자기주식의 취득, 처분, 소각
4) 내부거래 등의 승인
다음 각호의 경우에 이사회의 승인을 받도록 한다.
가. 독점규제 및 공정거래에 관한 법률상 특수관계인을 상대로 하거나, 동 특수관계인을 위하여 동법 제11조의2의 규정에 따른 대규모 내부거래를 하고자 하는 경우
나. 회사의 최대주주(그의 증권거래법상 특수관계인을 포함한다) 및 증권거래법상 특수관계인과 증권거래법 제191조의19 제1항 각호에서 규정하고 있는 거래를 하고자 하는 경우.
다만, 동조 제2항 제2호에 따라 이사회에서 거래총액을 승인 받은 경우는 그러하지 아니하다.
5) 주식매수선택권의 부여 (이사 제외)
【기타 주요 재무사항】
1) 자본금 10%이상 상당 타법인출자, 처분
2) 자본금 10%이상 상당 해외직접투자
3) 자산재평가 실시
4) 주권 등 액면분할, 병합

5) 중대한 회계처리기준 변경

6) 건별 자본금 10%이상 상당 담보제공 또는 채무보증

- 담보 : 타인을 위하여 담보를 제공하는 경우에 한함.
- 채무보증 : 입찰, 계약, 하자, 차액보증 등의 이행보증과 납세보증은 제외함.

7) 자기 자본 50%이상 상당 금액 차입계약 체결

8) 해외증권시장 주권 상장

9) 투신사 자사주펀드 가입, 중도해지중 중요한 사항

10) 유상증자시 실권주식 처리

11) 자본금 10% 상당 금액 가지급 또는 대여

12) 자본금 10% 상당 금액이상의 증여

4. 이사 및 이사회, 위원회등에 관한 사항

【법규 · 정관상 의무사항】

1) 이사의 경업, 동종업종 타회사 임원의 겸임 및 이사와 회사간의 거래의 승인

2) 이사회 의장의 선임

3) 대표이사의 선정 및 공동 대표의 결정

4) 이사의 직위, 직무의 위촉과 해촉

5) 위원회 설치 및 위원의 선임 및 해임

5. 기 타

1) 이사회 운영 규칙 및 위원회 운영규칙의 개폐

2) 기타 법령 또는 정관에 정하여진 사항, 주주총회에서 위임받은 사항 및 대표이사가 필요하다고 인정하는 사항

(나) 이사후보의 인적사항에 관한 주총전 공시여부 및 주주의 추천여부

- 이사회에 의한 사내이사 후보 추천 (이학수)
- 사외이사후보 추천위원회에 의한 사외이사 후보 추천 (이갑현, Goran S. Malm)
- 경영참고사항 비치,공시('07.2.1)시 이사후보에 대한 인적사항 공시

* 공시된 경영참고사항중 이사후보의 인적사항

구 분	이사후보 Profile	비고
사외이사	1. 이 갑 현 (李 甲 鉉) ○ 생년월일 : 1943. 8. 18 ○ 학력사항 - 1968 : 서울대학교 상학과 졸업 ○ 주요 약력 - 1968. 8 : 한국외환은행 입행 - 1980 ~ : 한국외환은행 차장(런던지점, 국제금융부 등) - 1991 ~ : 한국외환은행 부장(외화자금부, 종합기획부 등) - 1996 ~ 1997 : 한국외환은행 이사 - 1997 ~ 1999 : 한국외환은행 상무이사 (국제본부, 자금부, 종합기획부 담당 등) - 1999 ~ 2000 : 한국외환은행 은행장 - 1999 ~ 2000 : 대한상공회의소 부회장 - 2001 ~ 2007 : Boston Consulting Group 고문 ○ 회사와의 최근 3년간의 거래내역 및 최대주주와의 관계 : 없음	사외이사후보 추천위원회
사외이사	2. Goran S. Malm ○ 생년월일 : 1947. 3. 14 ○ 학력사항 - 스웨덴 Gothenburg Univ., Economics & Business Administration 학사 ○ 주요 약력 - 1971 ~ 1991 : 스웨덴 SKF 그룹 - 1992 ~ 1997 : GE Medical System Asia 사장 & CEO - 1997 ~ 1999 : GE Asia-Pacific사장 겸 GE Senior VP - 1999 ~ 2000 : Dell Computer Asia Pacific 사장 겸 Dell Computer Senior VP - 2000 ~ 현재 : Boathouse Ltd. 회장 & CEO ○ 회사와의 최근 3년간의 거래내역 및 최대주주와의 관계 : 없음	사외이사후보 추천위원회
사내이사	1. 이 학 수 (李 鶴 洙) ○ 생년월일 : 1946. 6. 25 ○ 학력사항 - 1969. 2 : 고려대학교 상과대학 졸업 ○ 주요 약력 - 1971. 1 : 삼성그룹 입사 - 1984. 2 : 제일제당주식회사 이사 - 1985. 2 : 삼성그룹 회장비서실 재무팀장 - 1994.12 : 삼성화재해상보험주식회사 대표이사 - 1997. 1 : 삼성그룹 회장비서실 실장 사장 - 1998. 4 : 삼성전자 대표이사 사장 - 2004 ~ 현재 : 삼성전자 대표이사 부회장 - 2006 ~ 현재 : 삼성 전략기획실 실장 ○ 회사와의 최근 3년간의 거래내역 및 최대주주와의 관계 : 없음	이사회 추천

(다) 사외이사후보추천위원회 설치 및 구성 현황

성 명	사외이사 여부	비 고
윤종용	×	사외이사 1/2이상 (증권거래법 제191조의 16 제3항의 규정 충족)
최도석	×	
정귀호	○	
박오수	○	

(라) 사외이사 현황

성 명	주 요 경 력	최대주주등과의 이해관계	비 고
정귀호	변호사 정귀호 법률사무소 변호사 (2006 ~ 현재) 법무법인 바른법률 고문변호사 (1999 ~ 2005) 대법원 대법관 (1993 ~ 1999) 춘천지방법원 법원장 (1992 ~ 1993)	해당없음	
황재성	김&장 법률사무소 상임고문 (1999 ~ 현재) 서울지방국세청장 (1998 ~ 1999) 경인지방국세청장 (1996 ~ 1998)	해당없음	
이갑현	Boston Consulting Group 고문 (2001 ~ 2007) 한국외환은행 행장 (1999 ~ 2000) 한국외환은행 상무이사 (1997 ~1999)	해당없음	
윤동민	김&장 법률사무소 변호사 (1999 ~ 현재) 법무부 보호국 국장 (1998 ~ 1999) 법무부 기획관리실 실장 (1997 ~ 1998)	해당없음	
이재웅	성균관대학교 경제학부 교수 (1982 ~ 현재) 한국경제학회 회장 (2005 ~ 현재) 금융통화위원회 위원 (1994 ~ 1998)	해당없음	
Goran S.Malm	Boathouse Ltd 회장 & CEO (2000 ~ 현재) Dell Computer Asia Pacific 사장 겸 Dell Computer 수석부사장 (1999 ~ 2000) GE Asia-Pacific사장 겸 GE 수석부사장 (1997 ~ 1999)	해당없음	
박오수	서울대학교 경영대학 교수 (1988 ~ 현재) 리더쉽학회 회장 (2003 ~ 2004) 한국인사조직학회 회장 (2002 ~ 2003)	해당없음	

(2) 이사회의 운영에 관한 사항

(가) 이사회 운영규정의 주요내용

1. 목적

이 규정은 이사회의 효율적인 운영을 위하여 필요한 사항을 규정함을 목적으로 한다.

2. 권한

① 이사회는 법령 또는 정관에 정하여진 사항, 주주총회로부터 위임받은 사항, 회사경영의 기본방침 및 업무집행에 관한 중요 사항을 의결한다.

② 이사회는 이사의 직무의 집행을 감독한다.

3. 구성

이사회는 이사 전원으로 구성하며, 법령 또는 정관에 의하여 선임된 사외이사를 포함한다.

4. 종류

① 이사회는 정기이사회와 임시이사회로 한다.

② 정기이사회는 매분기 1회 개최를 원칙으로 한다.

③ 임시이사회는 필요에 따라 수시로 개최한다.

5. 이사회의 소집

① 이사회는 의장이 소집하며 의장은 회일을 정하여 늦어도 24시간전에 각 이사에게 문서, 전자문서 또는 구두로써 통지하여야 한다.
다만, 이사전원의 동의가 있을 때에는 소집절차를 생략할 수 있다.

② 각 이사는 업무수행상 필요하다고 인정되는 경우 의안과 그 사유를 밝히어 의장에게 이사회 소집을 요구할 수 있으며, 의장이 정당한 이유없이 이사회 소집을 거절하는 경우에는 이사회의 소집을 요구한 이사가 이사회를 소집할 수 있다. 이때에도 제1항의 규정을 준용한다.

6. 부의사항

① 이사회에 부의할 사항은 법령 또는 정관에 정하여진 사항, 주주총회로부터 위임받은 사항, 기타회사업무 집행에 관한 중요사항으로 한다.

② 제1항의 규정에 따라 이사회에 부의할 사항은 다음과 같다.

1. 주주 총회의 소집과 이에 제출할 의안
2. 경영 등에 관한 사항
3. 재무 등에 관한 사항
4. 이사 및 이사회, 위원회등에 관한 사항
5. 기 타

7. 위임

이사회는 이사회의 의결을 거쳐야 할 사항 중 법령 또는 정관에 정하여진 것을 제외하고는 이사회의 결의로써 위원회에 그 결정을 위임할 수 있다.

8. 의사록

① 이사회의 의사진행에 관하여는 의사록을 작성하여야 한다.

② 의사록에는 이사회의 안건 경과요령과 그 결과, 반대하는 자와 그 반대하는 이유를 기재하고, 출석한 이사전원이 기명날인 또는 서명을 한다.

(나) 이사회의 주요활동내역

회 차	개최일자	의 안 내 용	가결여부	비 고
1	'07.01.12	① 제38기 재무제표 및 영업보고서 승인의 건 ② 2007년 경영계획 승인의 건 ③ 자사주 매입의 건 ※ 보고1 : 내부회계관리제도 운영실태 보고의 건 보고2 : 내부회계관리제도 운영실태 평가보고의 건	가결 가결 가결	
2	'07.02.01	① 제38기 정기주주총회 소집결정의 건 ② 제38기 정기주주총회 회의 목적사항 결정의 건 - 제1호 : 제38기 대차대조표, 손익계산서 및 이익잉여금처분계산서(안) 승인의 건 - 제2호 : 이사 선임의 건 · 제2-1호 : 사외이사 선임의 건 · 제2-2호 : 사내이사 선임의 건 · 제2-3호 : 감사위원회 위원 선임의 건 - 제3호 : 이사 보수한도 승인의 건 ③ 주식예탁증서(DR)의 의결권 수임자 결정의 건 ④ 블루텍(주) 보유 SEHZ 지분 양수의 건	가결 가결 가결 가결	
3	'07.03.02	① 제38기('06년) 연결재무제표 공고(안) 승인의 건 ② 대표이사 선임 및 이사 업무위촉의 건 ③ '07년 이사회내 위원회 위원 선임의 건 ④ 블루텍(주) 해산의 건 ⑤ SEA 자본금 증자 참여의 건	가결 가결 가결 가결 가결	
4	'07.04.13	① 제39기 1/4분기 재무제표 및 분기보고서 승인의 건 ② 삼성카드 상장시 구주매출 참여의 건 ③ S-LCD(주) 이사 겸직 승인의 건 ④ 주식매수선택권 부여 취소의 건	가결 가결 가결 가결	

(다) 이사회에서의 사외이사의 주요활동내역

회 차	개최일자	사외이사 참석인원	비 고
1	'07.01.12	7(7)	
2	'07.02.01	7(7)	
3	'07.03.02	6(7)	
4	'07.04.13	7(7)	

* ( )안은 총사외이사수

(라) 이사회내의 위원회 구성현황과 그 활동내역

□ 위원회

① 이사회는 그 결의로 이사회내에 다음 각 호의 위원회를 설치할 수 있다.

가. 경영위원회

나. 감사위원회

다. 사외이사후보 추천위원회

라. 기타 이사회가 필요하다고 인정하는 위원회

② 각 위원회의 권한, 운영등에 관하여는 관계법령에서 다른 정함이 있는 경우를 제외하고는 이사회결의로 정한다.

③ 위원회는 결의된 사항을 각 이사에게 통지하여야 한다. 이 경우 이를 통지받은 각 이사는 통지를 받은 날로부터 2일내에 이사회의 의장에게 이사회의 소집을 요구할 수 있으며, 이사회는 위원회가 결의한 사항을 다시 결의할 수 있다.

④ 이사가 위원회의 결의사항에 대한 통지를 받은 후 제3항에서 정한 기간 내에 이사회의 소집을 요구하지 아니한 경우에는 위원회의 결의는 이사회에서 다시 결의할 수 없다.

⑤ 위원회에 대해서 제8조(이사회 소집), 제9조(결의방법) 및 제15조(의사록)의 규정을 준용한다.

□ 경영위원회

① 이사회는 이사회의 결의로 경영위원회를 설치할 수 있다.

② 경영위원회는 이사회 규정 및 결의에 따라 그 업무를 수행하여야 하며, 그 외 수시로 이사회가 위임한 사항에 관하여 심의하고 결의한다. 경영위원회의 구성, 운영등에 관한 상세한 사항은 이사회에서 정한다.

③ 제②항에 의거 경영위원회에 위임한 사항은 다음과 같다.

1. 경영일반에 관한 사항

1) 회사의 년간 또는 중장기 경영방침 및 전략
2) 주요 경영전략
3) 사업계획· 사업구조 조정 추진
4) 해외 지법인등 거점의 신규진출, 이전 및 철수
5) 해외업체와의 전략적 제휴 등 협력추진
6) 국내외 자회사 매입 또는 매각
7) 기타 주요 경영현황
8) 지점, 공장, 사무소 사업장의 설치 및 이전, 폐지
9) 지배인의 선임 또는 해임
10) 최근사업년도 생산액의 10%이상 생산중단, 폐업
11) 기술도입계약체결 및 기술이전, 제휴
12) 신물질, 신기술관련 특허권 취득, 양수, 양도계약

13) 최근사업년도 매출액의 10%이상 상당 제품수거, 파기
14) 최근사업년도 매출액의 10%이상 상당 단일계약 체결
15) 최근사업년도 매출액의 10%이상 상당 단일판매 대행 또는 공급계약 체결 또는 해지
16) 조직의 운영에 관한 기본원칙
17) 급여체계, 상여 및 후생제도의 기본원칙의 결정 및 변경
18) 명의개서 대리인의 선임, 해임 및 변경
19) 주주명부폐쇄 및 기준일 설정에 관한 사항
20) 업무추진 및 경영상 필요한 세칙의 제정

2. 재무등에 관한 사항
1) 10억원 이상 자본금 10%미만 상당 타법인 출자, 처분
2) 10억원 이상 자본금 10%미만 상당 해외 직접투자
3) 10억원 이상 자본금 10%미만 상당 신규 담보제공 또는 신규 채무보증 (기간 연장은 제외함)
- 담보 : 타인을 위하여 담보를 제공하는 경우에 한함.
- 채무보증 : 입찰, 계약, 하자, 차액보증 등의 이행보증과 납세보증은 제외함.
4) 10억원 이상 자기자본 50%미만 상당 신규 차입계약 체결 (기간 연장은 제외함)
5) 내부거래의 승인
내부거래라 함은 독점규제 및 공정거래에 관한 법률상의 특수관계인을 상대방으로 하거나 특수관계인을 위하여 10억원 이상 100억원 미만 상당의 자금(가지급금, 대여금 등), 유가증권(주식, 회사채 등) 또는 자산 (부동산, 무채재산권 등)을 제공하거나 거래하는 행위
6) 사채발행
7) 신규시설투자
8) 중요한 고정자산 취득, 처분 결정

3. 기타 이사회에서 위임한 사항 또는 이사회의 권한에 속하는 사항 중 이사회 규정에 따라 이사회에 부의할 사항으로 명시된 사항과 다른 위원회에 위임한 사항을 제외한 일체의 사항

- 경영위원회 구성현황

성 명	주 요 경 력	비 고
윤종용	삼성전자 대표이사 부회장 (2000 ~ 현재)	사내이사
이윤우	삼성전자 대표이사 부회장 (2004 ~ 현재)	사내이사
최도석	삼성전자 대표이사 사장 (2003 ~ 현재)	사내이사

- 경영위원회 활동내역

회 차	개최일자	의 안 내 용	가결여부	비 고
1	'07.01.09	① 고정자산 취득의 건	가결	
2	'07.01.22	① 메모리 증설 투자의 건 ② 메모리 라인 업그레이드 및 증설 투자의 건	가결 가결	
3	'07.02.05	① 기부금 출연의 건 ② 합의서 체결의 건	가결 가결	
4	'07.02.12	① 무역금융한도 추가 확보의 건 ② 해외법인 지급보증의 건	가결 가결	
5	'07.02.26	① 지급보증의 건 ② 해외법인 공정 Upgrade 투자의 건	가결 가결	
6	'07.03.07	① 해외지점 마케팅법인화 추진의 건 ② 해외법인 자본금 증자의 건 ③ 신규 투자의 건	가결 가결 가결	
7	'07.03.26	① 물류센터 이전의 건 ② 해외법인 공장 증축 및 지급 보증의 건	가결 가결	
8	'07.04.13	①'07년 임원배상책임보험 갱신의 건 ② 해외법인 지급보증의 건 ③ 해외법인 증설 투자의 건	가결 가결 가결	
9	'07.04.25	① 해외법인 자본금 증자의 건	가결	
10	'07.05.02	① 기부금 출연의 건	가결	

□ 감사위원회

① 이사회는 이사회의 결의로 감사위원회를 설치할 수 있다.

② 감사위원회의 구성, 운영등에 관한 상세한 사항은 이사회에서 정한다.

※ 세부사항은 'Page 111 나. 감사제도에 관한 사항 ' 참조

□ 사외이사후보 추천위원회

① 이사회는 이사회의 결의로 사외이사후보 추천위원회를 설치할 수 있다.

② 사외이사후보 추천위원회의 구성, 운영등에 관한 상세한 사항은 이사회에서 정한다.

- 사외이사후보 추천위원회 구성현황

성 명	주 요 경 력	비 고
정 귀 호	변호사 정귀호 법률사무소 변호사 (2006 ~ 현재) 법무법인 바른법률 고문변호사 (1999 ~ 2005) 대법원 대법관 (1993 ~ 1999) 춘천지방법원 법원장 (1992 ~ 1993)	사외이사, 위원장
박 오 수	서울대학교 경영대학 교수 (1988 ~ 현재) 리더쉽학회 회장 (2003 ~ 2004) 한국인사조직학회 회장 (2002 ~ 2003)	사외이사
윤 종 용	삼성전자 대표이사 부회장 (2000 ~ 현재)	
최 도 석	삼성전자 대표이사 사장 (2003 ~ 현재)	

- 설치목적 : 관계법령과 정관 및 이사회규정에 따라 회사의 사외이사 후보를 추천하기 위함.

- 권한사항 : 사외이사를 선임하기 위한 주주총회에 사외이사 후보를 추천함

- 사외이사후보 추천위원회 활동내역

회 차	개최일자	의 안 내 용	가결여부	비 고
1	'07.01.12	사외이사후보 확정일자 결정의 건 ※ 주요내용 : 사외이사후보 확정일자 결정 : '07. 2. 1	가결	
2	'07.01.24	사외이사추천 후보자 심의	-	
3	'07.02.01	사외이사후보 추천의 건 ※ 후보자 : 이갑현, 요란맘	가결	

□ 내부거래위원회

① 이사회는 이사회의 결의로 내부거래위원회를 설치할 수 있다.

② 내부거래위원회의 구성, 운영등에 관한 상세한 사항은 이사회에서 정한다.

- 내부거래위원회 구성현황

성 명	주 요 경 력	비 고
황재성	김&장 법률사무소 상임고문 (1999 ~ 현재) 서울지방국세청장 (1998 ~ 1999) 경인지방국세청장 (1996 ~ 1998)	사외이사
이갑현	Boston Consulting Group 고문 (2001 ~ 현재) 한국외환은행 행장 (1999 ~ 2000) 한국외환은행 상무이사 (1997 ~1999)	사외이사
이재웅	성균관대학교 경제학부 교수 (1982 ~ 현재) 한국경제학회 회장 (2005 ~ 현재) 금융통화위원회 위원 (1994 ~ 1998)	사외이사

- 설치목적 : 공정거래 자율준수 체제 구축을 통해 회사 경영의 투명성을 일층 제고하기 위함.

- 권한사항
  o 내부거래 보고 청취권
  계열사와의 내부거래 현황에 대해 보고받을 수 있음.
  ※ 100억원 이상 거래는 사전 심의하고, 100억원 미만 거래에 대해서는 중요한 거래에 한하여 사전 심의 및 의결함.
  o 내부거래 직권조사 명령권
  o 내부거래 시정 조치 건의권

- 활동내역

회 차	개최일자	의안내용	가결여부	비고
1	'07.01.11	'06년 4분기 내부거래현황 및 점검결과 보고	-	
2	'07.04.12	대규모내부거래에 대한 사전 심의 1) 삼성카드(주) 상장시 구주매출 참여의 건 '07년 1분기 내부거래현황 및 점검결과 보고	- -	

나. 감사제도에 관한 사항

(1) 감사기구 관련 사항
(가) 감사위원회(감사) 설치여부, 구성방법 등
- 감사위원회 규정
  이 규정은 증권거래법 제191조의 17, 상법 제415조의 2에 의거 감사위원회의 구성, 운영 및 권한· 책임 등에 필요한 사항을 정함을 목적으로 한다.
- 감사위원회 구성방법 등
  · 위원회는 3인의 이사로 구성한다.
  단, 위원 총수의 3분의 2 이상을 사외이사로 구성한다.
  · 위원장은 감사위원회의 결의로 선임하며, 위원장이 위원회의 의장이 된다.

· 위원의 해임은 이사 총수의 3분의 2 이상의 이사회 결의로서 가능하며, 이사회는 해임, 이사의 임기만료 또는 일신상의 이유 等으로 감사위원회에 결원이 생길 경우 지체없이 충원을 해야 한다.

(나) 감사위원회(감사)의 감사업무에 필요한 경영정보접근을 위한 내부장치 마련여부

① 업무감사권

위원회는 이사회 및 대표이사 등이 회사업무 전반에 걸쳐 행한 업무 진행 전반을 감사할 수 있다.

② 영업보고요구권 및 업무재산 조사권

위원회는 언제든지 이사 및 직원에 대해 영업에 관한 보고를 요구하거나 회사의 업무와 재산상태를 조사할 수 있다.

③ 이사보고의 수령권

이사는 회사에 현저한 손해를 미칠 염려가 있는 사실을 발견한 때에 즉시 위원회에 이를 보고해야 한다.

④ 자회사에 대한 조사권

위원회는 그 직무를 수행하기 위하여 필요한 때에는 자회사에 대하여 영업의 보고를 요구할 수 있으며 자회사가 지체없이 보고하지 않을시 또는 그 보고의 내용을 확인할 필요가 있을 때는 자회사의 업무와 재산상태를 조사할 수 있다.

⑤ 이사의 위법행위 유지청구권

이사가 법령 또는 정관에 위반한 행위를 하여 이로 인하여 회사에 회복할 수 없는 손해가 생길 염려가 있는 경우에는 회사를 위하여 이사에 대하여 그 행위를 留止할 것을 청구할 수 있다.

⑥ 각종의 소권

위원회는 총회결의 취소, 신주발행 무효, 감자 무효 등의 訴를 제기할 수 있으며, 이 때에는 담보제공 의무가 면제된다.

⑦ 주주총회 소집청구권

위원회는 회의의 목적사항과 소집의 이유를 기재한 서면을 이사회에 제출하여 임시총회의 소집을 청구할 수 있다.

⑧ 감사위원회는 회사의 비용으로 전문가의 조력을 구할 수 있다.

⑨ 외부감사인 후보자 추천에 관한 권한

⑩ 기타 법령, 정관 및 이사회 결의에 의하여 감사위원회에 부여된 사항에 관한 권한

(다) 감사위원회(감사)의 인적사항

성 명	주 요 경 력	비고
황재성	김&장 법률사무소 상임고문 (1999 ~ 현재) 서울지방국세청장 (1998 ~ 1999) 경인지방국세청장 (1996 ~ 1998)	사외이사
이갑현	Boston Consulting Group 고문 (2001 ~ 현재) 한국외환은행 행장 (1999 ~ 2000) 한국외환은행 상무이사 (1997 ~1999)	사외이사
이재웅	성균관대학교 경제학부 교수 (1982 ~ 현재) 한국경제학회 회장 (2005 ~ 현재) 금융통화위원회 위원 (1994 ~ 1998)	사외이사

(2) 감사위원회(감사)의 주요활동내역

회 차	개최일자	의안내용	가결여부	비고
1	'07.01.11	- 제38기 재무제표 및 영업보고서 보고 - '06년 내부회계관리제도 운영실태 보고 - '06년 4/4분기 비감사업무 계약현황 보고 - '06년 감사실적 및 '07년 감사 운영방향 보고	-	3(3)참석
2	'07.02.01	- 제38기 주주총회 부의안건 검토 - '06년 내부감시장치 가동현황 평가	-	3(3)참석
3	'07.02.27	- '06년 연결재무제표 공고안 보고	-	3(3)참석
4	'07.04.12	- 제39기 1/4분기 재무제표 및 분기보고서 보고 - '07년 1/4분기 비감사업무 수행 검토 보고	-	3(3)참석

다. 주주의 의결권행사에 관한 사항

(1) 집중투표제의 채택여부

- 해당사항 없음

(2) 서면투표제 또는 전자투표제의 채택여부

- 해당사항 없음

(3) 소수주주권의 행사여부

- 해당사항 없음

라. 임원의 보수 등

(1) 이사(사외이사 포함) 및 감사위원회 위원(감사)의 보수현황

(단위 : 억원)

구 분	지급 총액	주총승인금액	1인당 평균 지급액	비 고
사내이사(6인)	40	1,100	7	
사외이사(7인)	1		0.1	감사위원회 위원(3인) 포함

※ 지급총액은 실지급기준으로 충당성 인건비 제외 기준임.
※ 주총승인금액 1,100억중 일반보수는 400억이며, 장기성과보수는 700억임.

(2) 주식매수선택권 부여 · 행사현황

[2007년 03월 31일 현재]

(단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
윤종용	등기임원	2000년 03월 16일	자기주식 교부	보통주	100,000	0	5,226	94,774	'03.3.17~'10.3.16	272,700	563,000
이학수	등기임원	2000년 03월 16일	자기주식 교부	보통주	100,000	0	5,226	94,774	'03.3.17~'10.3.16	272,700	563,000
이윤우	등기임원	2000년 03월 16일	자기주식 교부	보통주	70,000	66,341	3,659	0	'03.3.17~'10.3.16	272,700	563,000
진대제	등기임원	2000년 03월 16일	자기주식 교부	보통주	70,000	39,000	3,659	27,341	'03.3.17~'10.3.16	272,700	563,000
이기태	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	0	2,612	47,388	'03.3.17~'10.3.16	272,700	563,000
이상완	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	20,000	2,612	27,388	'03.3.17~'10.3.16	272,700	563,000
임형규	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	37,200	2,612	10,188	'03.3.17~'10.3.16	272,700	563,000
황창규	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	23,000	2,612	24,388	'03.3.17~'10.3.16	272,700	563,000
최도석	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	35,000	2,117	12,883	'03.3.17~'10.3.16	272,700	563,000
김인주	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	0	2,612	47,388	'03.3.17~'10.3.16	272,700	563,000
한용외	등기임원	2000년 03월 16일	자기주식 교부	보통주	40,000	0	2,090	37,910	'03.3.17~'10.3.16	272,700	563,000
이상현	등기임원	2000년 03월 16일	자기주식 교부	보통주	40,000	0	2,090	37,910	'03.3.17~'10.3.16	272,700	563,000
강병직	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	0	521	9,479	'03.3.17~'10.3.16	272,700	563,000
강호문	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	28,434	1,566	0	'03.3.17~'10.3.16	272,700	563,000
권오현	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	0	783	14,217	'03.3.17~'10.3.16	272,700	563,000
김성권	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	0	15,000	0	'03.3.17~'10.3.16	272,700	563,000
김영기	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	0	521	9,479	'03.3.17~'10.3.16	272,700	563,000
김인수	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	0	521	9,479	'03.3.17~'10.3.16	272,700	563,000
김재욱	미등기임원	2000년 03월 16일	자기주식 교부	보통주	20,000	0	1,044	18,956	'03.3.17~'10.3.16	272,700	563,000
김 준	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	0	521	9,479	'03.3.17~'10.3.16	272,700	563,000
김철교	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	0	260	4,740	'03.3.17~'10.3.16	272,700	563,000
김치우	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,644	356	0	'03.3.17~'10.3.16	272,700	563,000
나영배	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	14,471	529	0	'03.3.17~'10.3.16	272,700	563,000
노인식	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	0	783	14,217	'03.3.17~'10.3.16	272,700	563,000
노형래	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	2,100	521	7,379	'03.3.17~'10.3.16	272,700	563,000
류병일	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	0	521	9,479	'03.3.17~'10.3.16	272,700	563,000
맹윤재	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	0	'03.3.17~'10.3.16	272,700	563,000
박노병	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	0	521	9,479	'03.3.17~'10.3.16	272,700	563,000
박상호	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	0	521	9,479	'03.3.17~'10.3.16	272,700	563,000
박재중	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	0	'03.3.17~'10.3.16	272,700	563,000
박종우	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	0	521	9,479	'03.3.17~'10.3.16	272,700	563,000
박형건	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	200	521	9,279	'03.3.17~'10.3.16	272,700	563,000
방인배	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	0	260	4,740	'03.3.17~'10.3.16	272,700	563,000
서광벽	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	5,000	521	4,479	'03.3.17~'10.3.16	272,700	563,000
서양석	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	0	260	4,740	'03.3.17~'10.3.16	272,700	563,000
성인희	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	100	260	4,640	'03.3.17~'10.3.16	272,700	563,000
송동일	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,632	368	0	'03.3.17~'10.3.16	272,700	563,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
송지오	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	1,600	260	3,140	'03.3.17~'10.3.16	272,700	563,000
신만용	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	0	'03.3.17~'10.3.16	272,700	563,000
신용승	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	0	521	9,479	'03.3.17~'10.3.16	272,700	563,000
안주환	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	0	'03.3.17~'10.3.16	272,700	563,000
유인겸	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	0	'03.3.17~'10.3.16	272,700	563,000
윤석열	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	2,000	260	2,740	'03.3.17~'10.3.16	272,700	563,000
윤석호	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	0	521	9,479	'03.3.17~'10.3.16	272,700	563,000
윤주화	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	0	521	9,479	'03.3.17~'10.3.16	272,700	563,000
이가원	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	0	521	9,479	'03.3.17~'10.3.16	272,700	563,000
이기홍	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	0	521	9,479	'03.3.17~'10.3.16	272,700	563,000
이문용	미등기임원	2000년 03월 16일	자기주식 교부	보통주	20,000	19,147	853	0	'03.3.17~'10.3.16	272,700	563,000
이석한	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	4,000	193	807	'03.3.17~'10.3.16	272,700	563,000
이성규	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	0	10,000	0	'03.3.17~'10.3.16	272,700	563,000
이성주	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	0	1,566	28,434	'03.3.17~'10.3.16	272,700	563,000
이순동	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	0	1,566	28,434	'03.3.17~'10.3.16	272,700	563,000
이우희	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	0	30,000	0	'03.3.17~'10.3.16	272,700	563,000
이원성	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	200	521	9,279	'03.3.17~'10.3.16	272,700	563,000
이중용	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	2,000	521	7,479	'03.3.17~'10.3.16	272,700	563,000
이지섭	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	0	521	9,479	'03.3.17~'10.3.16	272,700	563,000
이창렬	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	0	1,566	28,434	'03.3.17~'10.3.16	272,700	563,000
이충전	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	14,217	783	0	'03.3.17~'10.3.16	272,700	563,000
이현봉	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	0	'03.3.17~'10.3.16	272,700	563,000
장원기	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	2,500	521	6,979	'03.3.17~'10.3.16	272,700	563,000
장창덕	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	0	'03.3.17~'10.3.16	272,700	563,000
정유성	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	500	260	4,240	'03.3.17~'10.3.16	272,700	563,000
정현량	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	0	521	9,479	'03.3.17~'10.3.16	272,700	563,000
조병덕	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	0	'03.3.17~'10.3.16	272,700	563,000
조수인	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	0	521	9,479	'03.3.17~'10.3.16	272,700	563,000
조원국	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	0	260	4,740	'03.3.17~'10.3.16	272,700	563,000
지대섭	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	3,000	521	6,479	'03.3.17~'10.3.16	272,700	563,000
천경준	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	28,988	1,012	0	'03.3.17~'10.3.16	272,700	563,000
최광해	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	0	783	14,217	'03.3.17~'10.3.16	272,700	563,000
최외홍	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	0	521	9,479	'03.3.17~'10.3.16	272,700	563,000
최주현	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	3,000	521	6,479	'03.3.17~'10.3.16	272,700	563,000
최지성	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	0	1,566	28,434	'03.3.17~'10.3.16	272,700	563,000
최진균	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	0	521	9,479	'03.3.17~'10.3.16	272,700	563,000
허기열	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	0	'03.3.17~'10.3.16	272,700	563,000
현광석	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	4,740	260	0	'03.3.17~'10.3.16	272,700	563,000
황인섭	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	9,479	521	0	'03.3.17~'10.3.16	272,700	563,000
합 계					1,500,000	470,804	128,540	900,656			

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '종가'는 '07.3.31일 종가임, '관계'는 부여일 기준임.

[2007년 03월 31일 현재] (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
윤종용	등기임원	2001년 03월 09일	자기주식 교부	보통주	100,000	94,774	5,226	0	'04.3.10~'11.3.9	197,100	563,000
이학수	등기임원	2001년 03월 09일	자기주식 교부	보통주	100,000	0	5,226	94,774	'04.3.10~'11.3.9	197,100	563,000
이윤우	등기임원	2001년 03월 09일	자기주식 교부	보통주	70,000	10,000	3,659	56,341	'04.3.10~'11.3.9	197,100	563,000
진대제	등기임원	2001년 03월 09일	자기주식 교부	보통주	70,000	0	70,000	0	'04.3.10~'11.3.9	197,100	563,000
최도석	등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	11,500	2,612	35,888	'04.3.10~'11.3.9	197,100	563,000
김인주	등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	0	2,612	47,388	'04.3.10~'11.3.9	197,100	563,000
강병수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	300	260	4,440	'04.3.10~'11.3.9	197,100	563,000
강병직	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	3,200	521	6,279	'04.3.10~'11.3.9	197,100	563,000
강병창	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,000	241	1,759	'04.3.10~'11.3.9	197,100	563,000
강승각	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	563,000
강호문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	0	30,000	0	'04.3.10~'11.3.9	197,100	563,000
고병천	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	0	'04.3.10~'11.3.9	197,100	563,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
고영범	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	300	311	5,389	'04.3.10~'11.3.9	197,100	563,000
공정택	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	400	260	4,340	'04.3.10~'11.3.9	197,100	563,000
곽병원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	700	260	4,040	'04.3.10~'11.3.9	197,100	563,000
권기섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,000	311	4,689	'04.3.10~'11.3.9	197,100	563,000
권오현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	11,000	783	3,217	'04.3.10~'11.3.9	197,100	563,000
권태종	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,600	260	2,140	'04.3.10~'11.3.9	197,100	563,000
권화인	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	0	521	9,479	'04.3.10~'11.3.9	197,100	563,000
길영준	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	0	260	4,740	'04.3.10~'11.3.9	197,100	563,000
김 준	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	0	783	14,217	'04.3.10~'11.3.9	197,100	563,000
김경태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,200	292	4,508	'04.3.10~'11.3.9	197,100	563,000
김광진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	0	'04.3.10~'11.3.9	197,100	563,000
김광태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	300	311	5,389	'04.3.10~'11.3.9	197,100	563,000
김광현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,800	260	940	'04.3.10~'11.3.9	197,100	563,000
김광호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	5,200	521	4,279	'04.3.10~'11.3.9	197,100	563,000
김기남	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	7,000	783	7,217	'04.3.10~'11.3.9	197,100	563,000
김기호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,822	178	0	'04.3.10~'11.3.9	197,100	563,000
김남윤	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	0	5,000	0	'04.3.10~'11.3.9	197,100	563,000
김동균	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	0	'04.3.10~'11.3.9	197,100	563,000
김동일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,400	311	4,289	'04.3.10~'11.3.9	197,100	563,000
김영국	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	0	'04.3.10~'11.3.9	197,100	563,000
김문겸	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	0	260	4,740	'04.3.10~'11.3.9	197,100	563,000
김봉영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	563,000
김상룡	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,700	222	2,078	'04.3.10~'11.3.9	197,100	563,000
김상수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	1,800	521	7,679	'04.3.10~'11.3.9	197,100	563,000
김성권	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	0	15,000	0	'04.3.10~'11.3.9	197,100	563,000
김성식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,500	311	4,189	'04.3.10~'11.3.9	197,100	563,000
김영기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	0	'04.3.10~'11.3.9	197,100	563,000
김영주	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	0	260	4,740	'04.3.10~'11.3.9	197,100	563,000
김영철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,000	311	3,689	'04.3.10~'11.3.9	197,100	563,000
김영호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	0	'04.3.10~'11.3.9	197,100	563,000
김용민	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,567	433	0	'04.3.10~'11.3.9	197,100	563,000
김용철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	0	'04.3.10~'11.3.9	197,100	563,000
김용패	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	0	'04.3.10~'11.3.9	197,100	563,000
김용호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	0	6,000	0	'04.3.10~'11.3.9	197,100	563,000
김운섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	3,200	521	6,279	'04.3.10~'11.3.9	197,100	563,000
김윤수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	0	5,000	0	'04.3.10~'11.3.9	197,100	563,000
김은미	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,000	254	746	'04.3.10~'11.3.9	197,100	563,000
김인수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	300	521	9,179	'04.3.10~'11.3.9	197,100	563,000
김일수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	2,300	521	7,179	'04.3.10~'11.3.9	197,100	563,000
김일웅	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,507	493	0	'04.3.10~'11.3.9	197,100	563,000
김재범	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,702	298	0	'04.3.10~'11.3.9	197,100	563,000
김재욱	미등기임원	2001년 03월 09일	자기주식 교부	보통주	20,000	0	1,044	18,956	'04.3.10~'11.3.9	197,100	563,000
김정인	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,799	201	0	'04.3.10~'11.3.9	197,100	563,000
김창현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	300	311	5,389	'04.3.10~'11.3.9	197,100	563,000
김천수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	0	5,000	0	'04.3.10~'11.3.9	197,100	563,000
김철교	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	563,000
김철진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	500	311	5,189	'04.3.10~'11.3.9	197,100	563,000
김치우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,636	364	0	'04.3.10~'11.3.9	197,100	563,000
김태일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,726	274	0	'04.3.10~'11.3.9	197,100	563,000
김태학	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,636	364	0	'04.3.10~'11.3.9	197,100	563,000
김필영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	0	311	5,689	'04.3.10~'11.3.9	197,100	563,000
김행우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	0	'04.3.10~'11.3.9	197,100	563,000
김헌수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,300	521	179	'04.3.10~'11.3.9	197,100	563,000
김현덕	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,636	364	0	'04.3.10~'11.3.9	197,100	563,000
김형걸	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	3,000	311	2,689	'04.3.10~'11.3.9	197,100	563,000
김형문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	0	'04.3.10~'11.3.9	197,100	563,000
나영배	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	0	'04.3.10~'11.3.9	197,100	563,000
남궁기훈	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	0	6,000	0	'04.3.10~'11.3.9	197,100	563,000
남성우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.10~'11.3.9	197,100	563,000
노인식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	7,000	783	7,217	'04.3.10~'11.3.9	197,100	563,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
노태가	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	700	311	4,989	'04.3.10~'11.3.9	197,100	563,000
노형래	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,494	506	0	'04.3.10~'11.3.9	197,100	563,000
류병일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	0	783	14,217	'04.3.10~'11.3.9	197,100	563,000
명윤재	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	0	521	9,479	'04.3.10~'11.3.9	197,100	563,000
문주태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,400	260	2,340	'04.3.10~'11.3.9	197,100	563,000
문태원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,000	260	2,740	'04.3.10~'11.3.9	197,100	563,000
민동욱	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,300	311	3,389	'04.3.10~'11.3.9	197,100	563,000
박광면	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,600	260	2,140	'04.3.10~'11.3.9	197,100	563,000
박근환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.10~'11.3.9	197,100	563,000
박노경	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	0	'04.3.10~'11.3.9	197,100	563,000
박상근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	0	'04.3.10~'11.3.9	197,100	563,000
박상일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	5,000	364	1,636	'04.3.10~'11.3.9	197,100	563,000
박상진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	0	521	9,479	'04.3.10~'11.3.9	197,100	563,000
박상호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	5,200	783	9,017	'04.3.10~'11.3.9	197,100	563,000
박신홍	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	0	'04.3.10~'11.3.9	197,100	563,000
박용진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,900	260	840	'04.3.10~'11.3.9	197,100	563,000
박재중	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	0	'04.3.10~'11.3.9	197,100	563,000
박종암	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	0	260	4,740	'04.3.10~'11.3.9	197,100	563,000
박종우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	100	783	14,117	'04.3.10~'11.3.9	197,100	563,000
박종욱	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	0	260	4,740	'04.3.10~'11.3.9	197,100	563,000
박종한	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	563,000
박현기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,000	260	2,740	'04.3.10~'11.3.9	197,100	563,000
박형건	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	4,200	521	5,279	'04.3.10~'11.3.9	197,100	563,000
박효정	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	400	364	6,236	'04.3.10~'11.3.9	197,100	563,000
방인배	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	4,200	311	1,489	'04.3.10~'11.3.9	197,100	563,000
방정호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,500	260	3,240	'04.3.10~'11.3.9	197,100	563,000
배병[illegible]	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,700	311	2,989	'04.3.10~'11.3.9	197,100	563,000
백봉주	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	5,700	364	936	'04.3.10~'11.3.9	197,100	563,000
백승용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,000	311	3,689	'04.3.10~'11.3.9	197,100	563,000
변청우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	0	'04.3.10~'11.3.9	197,100	563,000
변현근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	0	'04.3.10~'11.3.9	197,100	563,000
서강덕	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	0	'04.3.10~'11.3.9	197,100	563,000
서광벽	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	0	'04.3.10~'11.3.9	197,100	563,000
서병문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	0	10,000	0	'04.3.10~'11.3.9	197,100	563,000
서양석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	0	260	4,740	'04.3.10~'11.3.9	197,100	563,000
서형원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	0	'04.3.10~'11.3.9	197,100	563,000
석준형	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	3,100	364	3,536	'04.3.10~'11.3.9	197,100	563,000
성인희	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,800	311	3,889	'04.3.10~'11.3.9	197,100	563,000
송동일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	0	'04.3.10~'11.3.9	197,100	563,000
송지오	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	0	'04.3.10~'11.3.9	197,100	563,000
신균섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	0	'04.3.10~'11.3.9	197,100	563,000
신동호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,500	311	4,189	'04.3.10~'11.3.9	197,100	563,000
신만용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	0	'04.3.10~'11.3.9	197,100	563,000
신윤승	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	0	783	14,217	'04.3.10~'11.3.9	197,100	563,000
신종균	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	0	'04.3.10~'11.3.9	197,100	563,000
심수철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,700	260	2,040	'04.3.10~'11.3.9	197,100	563,000
심창섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	3,200	311	2,489	'04.3.10~'11.3.9	197,100	563,000
안병연	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,636	364	0	'04.3.10~'11.3.9	197,100	563,000
안승준	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	563,000
안일수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	800	260	3,940	'04.3.10~'11.3.9	197,100	563,000
안정상	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,200	260	1,540	'04.3.10~'11.3.9	197,100	563,000
안추환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	0	521	9,479	'04.3.10~'11.3.9	197,100	563,000
양재호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	0	311	5,689	'04.3.10~'11.3.9	197,100	563,000
예광해	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,800	212	1,988	'04.3.10~'11.3.9	197,100	563,000
오세영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	3,900	311	1,789	'04.3.10~'11.3.9	197,100	563,000
오세용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,200	260	2,540	'04.3.10~'11.3.9	197,100	563,000
오영철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	3,800	311	1,889	'04.3.10~'11.3.9	197,100	563,000
오영환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	2,500	2,371	129	0	'04.3.10~'11.3.9	197,100	563,000
오창환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,600	260	3,140	'04.3.10~'11.3.9	197,100	563,000
유두영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	100	260	4,640	'04.3.10~'11.3.9	197,100	563,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
유병[illegible]	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	4,000	311	1,689	'04.3.10~'11.3.9	197,100	563,000
유영득	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	0	'04.3.10~'11.3.9	197,100	563,000
유인경	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,574	426	0	'04.3.10~'11.3.9	197,100	563,000
윤부근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	3,100	311	2,589	'04.3.10~'11.3.9	197,100	563,000
윤석열	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,700	260	3,040	'04.3.10~'11.3.9	197,100	563,000
윤석효	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	0	521	9,479	'04.3.10~'11.3.9	197,100	563,000
윤정구	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	0	'04.3.10~'11.3.9	197,100	563,000
윤주화	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	10,200	783	4,017	'04.3.10~'11.3.9	197,100	563,000
이강석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,799	201	0	'04.3.10~'11.3.9	197,100	563,000
이경훈	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	0	311	5,689	'04.3.10~'11.3.9	197,100	563,000
이관수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	0	'04.3.10~'11.3.9	197,100	563,000
이광성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,000	273	3,727	'04.3.10~'11.3.9	197,100	563,000
이근면	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,200	260	2,540	'04.3.10~'11.3.9	197,100	563,000
이기순	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	300	260	4,440	'04.3.10~'11.3.9	197,100	563,000
이기원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,663	337	0	'04.3.10~'11.3.9	197,100	563,000
이기태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	47,388	2,612	0	'04.3.10~'11.3.9	197,100	563,000
이기용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,574	426	0	'04.3.10~'11.3.9	197,100	563,000
이동헌	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	3,900	521	5,579	'04.3.10~'11.3.9	197,100	563,000
이문용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	20,000	18,956	1,044	0	'04.3.10~'11.3.9	197,100	563,000
이범우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	0	'04.3.10~'11.3.9	197,100	563,000
이병철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,700	311	3,989	'04.3.10~'11.3.9	197,100	563,000
이봉우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	0	'04.3.10~'11.3.9	197,100	563,000
이상협	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	0	'04.3.10~'11.3.9	197,100	563,000
이상열	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	0	260	4,740	'04.3.10~'11.3.9	197,100	563,000
이상완	미등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	0	2,612	47,388	'04.3.10~'11.3.9	197,100	563,000
이상안	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	0	6,000	0	'04.3.10~'11.3.9	197,100	563,000
이상현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	40,000	20,000	2,090	17,910	'04.3.10~'11.3.9	197,100	563,000
이석한	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	0	260	4,740	'04.3.10~'11.3.9	197,100	563,000
이선종	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	1,200	521	8,279	'04.3.10~'11.3.9	197,100	563,000
이성규	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	0	10,000	0	'04.3.10~'11.3.9	197,100	563,000
이성주	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	28,434	1,566	0	'04.3.10~'11.3.9	197,100	563,000
이순동	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	23,000	1,566	5,434	'04.3.10~'11.3.9	197,100	563,000
이승원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	0	'04.3.10~'11.3.9	197,100	563,000
이영하	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	0	'04.3.10~'11.3.9	197,100	563,000
이원성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	1,800	364	4,836	'04.3.10~'11.3.9	197,100	563,000
이원식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	0	'04.3.10~'11.3.9	197,100	563,000
이장재	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	4,100	311	1,589	'04.3.10~'11.3.9	197,100	563,000
이재국	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	4,200	311	1,489	'04.3.10~'11.3.9	197,100	563,000
이재원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,500	311	4,189	'04.3.10~'11.3.9	197,100	563,000
이재용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,200	250	1,550	'04.3.10~'11.3.9	197,100	563,000
이종해	미등기임원	2001년 03월 10일	자기주식 교부	보통주	5,000	0	260	4,740	'04.3.10~'11.3.9	197,100	563,000
이종혁	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	0	'04.3.10~'11.3.9	197,100	563,000
이중용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	0	521	9,479	'04.3.10~'11.3.9	197,100	563,000
이지섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	0	'04.3.10~'11.3.9	197,100	563,000
이창건	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	0	'04.3.10~'11.3.9	197,100	563,000
이창렬	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	0	30,000	0	'04.3.10~'11.3.9	197,100	563,000
이창우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	0	'04.3.10~'11.3.9	197,100	563,000
이철우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,000	260	3,740	'04.3.10~'11.3.9	197,100	563,000
이철환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,700	260	2,040	'04.3.10~'11.3.9	197,100	563,000
이춘천	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	0	10,000	0	'04.3.10~'11.3.9	197,100	563,000
이학수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	1,200	364	5,436	'04.3.10~'11.3.9	197,100	563,000
이한구	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	0	'04.3.10~'11.3.9	197,100	563,000
이현봉	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	0	'04.3.10~'11.3.9	197,100	563,000
임순권	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,000	260	740	'04.3.10~'11.3.9	197,100	563,000
임종헌	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	0	10,000	0	'04.3.10~'11.3.9	197,100	563,000
임현문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	0	311	5,689	'04.3.10~'11.3.9	197,100	563,000
임형규	미등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	0	2,612	47,388	'04.3.10~'11.3.9	197,100	563,000
장병조	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,200	521	279	'04.3.10~'11.3.9	197,100	563,000
장원기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	0	'04.3.10~'11.3.9	197,100	563,000
장일형	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,480	520	0	'04.3.10~'11.3.9	197,100	563,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
장정식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	0	'04.3.10~'11.3.9	197,100	563,000
장창덕	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	0	364	6,636	'04.3.10~'11.3.9	197,100	563,000
장형옥	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	3,500	311	2,189	'04.3.10~'11.3.9	197,100	563,000
장호승	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	0	'04.3.10~'11.3.9	197,100	563,000
전동수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	2,600	521	6,879	'04.3.10~'11.3.9	197,100	563,000
전병복	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,000	260	2,740	'04.3.10~'11.3.9	197,100	563,000
전상문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,000	260	3,740	'04.3.10~'11.3.9	197,100	563,000
전영현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,700	260	3,040	'04.3.10~'11.3.9	197,100	563,000
정경섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,732	268	0	'04.3.10~'11.3.9	197,100	563,000
정국현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	7,200	476	2,324	'04.3.10~'11.3.9	197,100	563,000
정봉영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	7,400	783	6,817	'04.3.10~'11.3.9	197,100	563,000
정상근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	563,000
정용우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,900	260	2,840	'04.3.10~'11.3.9	197,100	563,000
정유성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	0	'04.3.10~'11.3.9	197,100	563,000
정의용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	0	'04.3.10~'11.3.9	197,100	563,000
정인철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,600	311	89	'04.3.10~'11.3.9	197,100	563,000
정칠회	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	0	'04.3.10~'11.3.9	197,100	563,000
정태성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,797	203	0	'04.3.10~'11.3.9	197,100	563,000
정해진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,000	260	2,740	'04.3.10~'11.3.9	197,100	563,000
정현량	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	0	521	9,479	'04.3.10~'11.3.9	197,100	563,000
정형웅	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,500	283	3,217	'04.3.10~'11.3.9	197,100	563,000
정 황	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,400	364	236	'04.3.10~'11.3.9	197,100	563,000
조동식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,708	292	0	'04.3.10~'11.3.9	197,100	563,000
조병덕	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	0	'04.3.10~'11.3.9	197,100	563,000
조병수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,674	326	0	'04.3.10~'11.3.9	197,100	563,000
조상석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	0	7,000	0	'04.3.10~'11.3.9	197,100	563,000
조성령	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,663	337	0	'04.3.10~'11.3.9	197,100	563,000
조성현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	300	521	9,179	'04.3.10~'11.3.9	197,100	563,000
조수인	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	2,200	783	12,017	'04.3.10~'11.3.9	197,100	563,000
조원국	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,479	521	0	'04.3.10~'11.3.9	197,100	563,000
조창현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	0	'04.3.10~'11.3.9	197,100	563,000
조흥식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,200	203	1,597	'04.3.10~'11.3.9	197,100	563,000
주우식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,000	521	479	'04.3.10~'11.3.9	197,100	563,000
지대섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	0	783	14,217	'04.3.10~'11.3.9	197,100	563,000
지영만	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	0	'04.3.10~'11.3.9	197,100	563,000
천경준	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	28,434	1,566	0	'04.3.10~'11.3.9	197,100	563,000
최광해	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	0	783	14,217	'04.3.10~'11.3.9	197,100	563,000
최도환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	8,100	783	6,117	'04.3.10~'11.3.9	197,100	563,000
최문경	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,765	235	0	'04.3.10~'11.3.9	197,100	563,000
최병석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,799	201	0	'04.3.10~'11.3.9	197,100	563,000
최생림	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	0	'04.3.10~'11.3.9	197,100	563,000
최외홍	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	0	'04.3.10~'11.3.9	197,100	563,000
최윤호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	0	'04.3.10~'11.3.9	197,100	563,000
최주현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	200	783	14,017	'04.3.10~'11.3.9	197,100	563,000
최지성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	28,434	1,566	0	'04.3.10~'11.3.9	197,100	563,000
최진균	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	0	521	9,479	'04.3.10~'11.3.9	197,100	563,000
최진석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	0	5,000	0	'04.3.10~'11.3.9	197,100	563,000
최창수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.10~'11.3.9	197,100	563,000
최창식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	400	311	5,289	'04.3.10~'11.3.9	197,100	563,000
한용외	미등기임원	2001년 03월 09일	자기주식 교부	보통주	40,000	37,910	2,090	0	'04.3.10~'11.3.9	197,100	563,000
허기열	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	0	364	6,636	'04.3.10~'11.3.9	197,100	563,000
허염호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	0	'04.3.10~'11.3.9	197,100	563,000
현광석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	0	'04.3.10~'11.3.9	197,100	563,000
홍석우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,689	311	0	'04.3.10~'11.3.9	197,100	563,000
홍성표	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	0	'04.3.10~'11.3.9	197,100	563,000
홍순호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	6,500	521	2,979	'04.3.10~'11.3.9	197,100	563,000
홍창완	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,700	260	2,040	'04.3.10~'11.3.9	197,100	563,000
황인섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,217	783	0	'04.3.10~'11.3.9	197,100	563,000
황창규	미등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	100	2,612	47,288	'04.3.10~'11.3.9	197,100	563,000
강기상외											

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
308명	직원	2001년 03월 09일	자기주식 교부	보통주	445,000	271,448	40,540	133,012	'04.3.10~'11.3.9	197,100	563,000
합 계					3,099,500	1,495,253	393,768	1,210,479			

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소doc 포함함
※ '종가'는 '07. 3. 31일 종가임, '관계'는 부여일 기준임.

[2007년 03월 31일 현재]

(단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
강병우	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	0	181	3,319	'04.3.1~'12.2.29	329,200	563,000
강영기	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	0	'04.3.1~'12.2.29	329,200	563,000
강태웅	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	0	181	3,319	'04.3.1~'12.2.29	329,200	563,000
고대윤	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,832	168	0	'04.3.1~'12.2.29	329,200	563,000
고동진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	2,500	260	2,240	'04.3.1~'12.2.29	329,200	563,000
고성수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	0	181	3,319	'04.3.1~'12.2.29	329,200	563,000
고양진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	0	260	4,740	'04.3.1~'12.2.29	329,200	563,000
고태일	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	2,900	521	6,579	'04.3.1~'12.2.29	329,200	563,000
구자현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	200	234	4,066	'04.3.1~'12.2.29	329,200	563,000
권중엽	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~'12.2.29	329,200	563,000
권혁국	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,347	153	0	'04.3.1~'12.2.29	329,200	563,000
김관순	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	0	'04.3.1~'12.2.29	329,200	563,000
김광수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	0	364	6,636	'04.3.1~'12.2.29	329,200	563,000
김동기	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,800	181	1,519	'04.3.1~'12.2.29	329,200	563,000
김동환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~'12.2.29	329,200	563,000
김동환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	0	234	4,266	'04.3.1~'12.2.29	329,200	563,000
김봉균	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	0	181	3,319	'04.3.1~'12.2.29	329,200	563,000
김상함	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	500	521	8,979	'04.3.1~'12.2.29	329,200	563,000
김상현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	0	'04.3.1~'12.2.29	329,200	563,000
김성열	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	0	'04.3.1~'12.2.29	329,200	563,000
김수봉	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	5,600	269	131	'04.3.1~'12.2.29	329,200	563,000
김양규	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	1,200	260	3,540	'04.3.1~'12.2.29	329,200	563,000
김영수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	0	'04.3.1~'12.2.29	329,200	563,000
김영식	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	0	181	3,319	'04.3.1~'12.2.29	329,200	563,000
김영윤	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	3,500	521	5,979	'04.3.1~'12.2.29	329,200	563,000
김영조	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	10,500	783	3,717	'04.3.1~'12.2.29	329,200	563,000
김영태	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	3,000	234	1,266	'04.3.1~'12.2.29	329,200	563,000
김영환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	0	'04.3.1~'12.2.29	329,200	563,000
김윤근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	0	311	5,689	'04.3.1~'12.2.29	329,200	563,000
김재권	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~'12.2.29	329,200	563,000
김재명	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	0	260	4,740	'04.3.1~'12.2.29	329,200	563,000
김재우	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,500	181	1,819	'04.3.1~'12.2.29	329,200	563,000
김재현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	0	181	3,319	'04.3.1~'12.2.29	329,200	563,000
김재휘	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~'12.2.29	329,200	563,000
김정한	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	300	364	6,336	'04.3.1~'12.2.29	329,200	563,000
김종산	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~'12.2.29	329,200	563,000
김종중	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	500	311	5,189	'04.3.1~'12.2.29	329,200	563,000
김종호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	0	'04.3.1~'12.2.29	329,200	563,000
김준경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	1,200	260	3,540	'04.3.1~'12.2.29	329,200	563,000
김지송	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,383	117	0	'04.3.1~'12.2.29	329,200	563,000
김진태	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	0	'04.3.1~'12.2.29	329,200	563,000
김진한	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	0	181	3,319	'04.3.1~'12.2.29	329,200	563,000
김창근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,383	117	0	'04.3.1~'12.2.29	329,200	563,000
김철호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	0	181	3,319	'04.3.1~'12.2.29	329,200	563,000
김태호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	100	234	4,166	'04.3.1~'12.2.29	329,200	563,000
김택희	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	0	364	6,636	'04.3.1~'12.2.29	329,200	563,000
김한주	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	500	783	13,717	'04.3.1~'12.2.29	329,200	563,000
김현성	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	1,800	234	2,466	'04.3.1~'12.2.29	329,200	563,000
남병규	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	1,000	260	3,740	'04.3.1~'12.2.29	329,200	563,000
남상권	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	400	521	9,079	'04.3.1~'12.2.29	329,200	563,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
노광춘	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,200	181	2,119	'04.3.1~'12.2.29	329,200	563,000
노기학	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	0	234	4,266	'04.3.1~'12.2.29	329,200	563,000
노원기	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	0	'04.3.1~'12.2.29	329,200	563,000
도인록	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	0	234	4,266	'04.3.1~'12.2.29	329,200	563,000
류선호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	0	'04.3.1~'12.2.29	329,200	563,000
박경정	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	0	'04.3.1~'12.2.29	329,200	563,000
박내성	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	1,300	260	3,440	'04.3.1~'12.2.29	329,200	563,000
박동건	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	1,800	260	2,940	'04.3.1~'12.2.29	329,200	563,000
박두의	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	700	260	4,040	'04.3.1~'12.2.29	329,200	563,000
박영경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	0	234	4,266	'04.3.1~'12.2.29	329,200	563,000
박상범	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.1~'12.2.29	329,200	563,000
박상탁	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	500	260	4,240	'04.3.1~'12.2.29	329,200	563,000
박성수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	0	'04.3.1~'12.2.29	329,200	563,000
박영순	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~'12.2.29	329,200	563,000
박용환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	5,689	311	0	'04.3.1~'12.2.29	329,200	563,000
박유근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,600	156	1,744	'04.3.1~'12.2.29	329,200	563,000
박재욱	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	6,640	360	0	'04.3.1~'12.2.29	329,200	563,000
박전만	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	0	181	3,319	'04.3.1~'12.2.29	329,200	563,000
박제승	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	1,500	260	3,240	'04.3.1~'12.2.29	329,200	563,000
박종원	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	300	364	6,336	'04.3.1~'12.2.29	329,200	563,000
박종환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	1,700	260	3,040	'04.3.1~'12.2.29	329,200	563,000
박주경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	0	'04.3.1~'12.2.29	329,200	563,000
박회균	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	3,800	521	5,679	'04.3.1~'12.2.29	329,200	563,000
박화덕	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	0	181	3,319	'04.3.1~'12.2.29	329,200	563,000
배경태	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	2,000	181	1,319	'04.3.1~'12.2.29	329,200	563,000
배승한	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	400	260	4,340	'04.3.1~'12.2.29	329,200	563,000
배창섭	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~'12.2.29	329,200	563,000
백남육	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	2,000	143	1,357	'04.3.1~'12.2.29	329,200	563,000
변동권	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	3,000	292	2,708	'04.3.1~'12.2.29	329,200	563,000
변재봉	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	0	'04.3.1~'12.2.29	329,200	563,000
서동일	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	0	234	4,266	'04.3.1~'12.2.29	329,200	563,000
서병삼	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	600	260	4,140	'04.3.1~'12.2.29	329,200	563,000
손대일	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	0	'04.3.1~'12.2.29	329,200	563,000
손일헌	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	3,800	364	2,836	'04.3.1~'12.2.29	329,200	563,000
손정인	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	100	234	4,166	'04.3.1~'12.2.29	329,200	563,000
손호인	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	3,800	258	942	'04.3.1~'12.2.29	329,200	563,000
송백규	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,500	181	1,819	'04.3.1~'12.2.29	329,200	563,000
신영운	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	300	311	5,389	'04.3.1~'12.2.29	329,200	563,000
신상흥	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	2,400	521	7,079	'04.3.1~'12.2.29	329,200	563,000
신청수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	0	'04.3.1~'12.2.29	329,200	563,000
심성우	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	6,636	364	0	'04.3.1~'12.2.29	329,200	563,000
안재근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	0	181	3,319	'04.3.1~'12.2.29	329,200	563,000
양해경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	14,217	783	0	'04.3.1~'12.2.29	329,200	563,000
여길수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.1~'12.2.29	329,200	563,000
엄대현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	0	521	9,479	'04.3.1~'12.2.29	329,200	563,000
오경석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	400	181	2,919	'04.3.1~'12.2.29	329,200	563,000
오동진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	30,000	14,000	1,566	14,434	'04.3.1~'12.2.29	329,200	563,000
오상겸	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	0	181	3,319	'04.3.1~'12.2.29	329,200	563,000
오석하	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	1,200	521	8,279	'04.3.1~'12.2.29	329,200	563,000
오용섭	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	0	'04.3.1~'12.2.29	329,200	563,000
옥경석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	2,900	181	419	'04.3.1~'12.2.29	329,200	563,000
옥치국	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	0	'04.3.1~'12.2.29	329,200	563,000
원기찬	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	600	260	4,140	'04.3.1~'12.2.29	329,200	563,000
유수겸	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~'12.2.29	329,200	563,000
유인겸	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	0	'04.3.1~'12.2.29	329,200	563,000
유제일	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	0	181	3,319	'04.3.1~'12.2.29	329,200	563,000
윤승철	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	200	181	3,119	'04.3.1~'12.2.29	329,200	563,000
윤용암	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	3,200	783	11,017	'04.3.1~'12.2.29	329,200	563,000
윤지홍	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.1~'12.2.29	329,200	563,000
윤창현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	9,479	521	0	'04.3.1~'12.2.29	329,200	563,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
이강훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	0	'04.3.1~'12.2.29	329,200	563,000
이경표	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,100	181	2,219	'04.3.1~'12.2.29	329,200	563,000
이규동	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	1,000	234	3,266	'04.3.1~'12.2.29	329,200	563,000
이돈추	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	500	311	5,189	'04.3.1~'12.2.29	329,200	563,000
이박준	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	800	260	3,940	'04.3.1~'12.2.29	329,200	563,000
이배원	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~'12.2.29	329,200	563,000
이상배	미등기임원	2002년 02월 28일	자기주식 교부	보통주	30,000	0	1,566	28,434	'04.3.1~'12.2.29	329,200	563,000
이상석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	2,700	521	6,779	'04.3.1~'12.2.29	329,200	563,000
이상훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	0	521	9,479	'04.3.1~'12.2.29	329,200	563,000
이석영	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	0	'04.3.1~'12.2.29	329,200	563,000
이선용	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	0	'04.3.1~'12.2.29	329,200	563,000
이승구	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	4,266	234	0	'04.3.1~'12.2.29	329,200	563,000
이승환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	4,300	783	9,917	'04.3.1~'12.2.29	329,200	563,000
이용회	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,500	181	1,819	'04.3.1~'12.2.29	329,200	563,000
이우석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	0	'04.3.1~'12.2.29	329,200	563,000
이윤태	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	0	234	4,266	'04.3.1~'12.2.29	329,200	563,000
이진석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	300	181	3,019	'04.3.1~'12.2.29	329,200	563,000
이철회	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	0	'04.3.1~'12.2.29	329,200	563,000
이태직	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	0	260	4,740	'04.3.1~'12.2.29	329,200	563,000
이택근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,200	181	2,119	'04.3.1~'12.2.29	329,200	563,000
이현동	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.1~'12.2.29	329,200	563,000
이효영	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	0	260	4,740	'04.3.1~'12.2.29	329,200	563,000
이효종	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~'12.2.29	329,200	563,000
임창빈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,740	260	0	'04.3.1~'12.2.29	329,200	563,000
임창수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	0	181	3,319	'04.3.1~'12.2.29	329,200	563,000
장규석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	400	521	9,079	'04.3.1~'12.2.29	329,200	563,000
장기철	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	200	181	3,119	'04.3.1~'12.2.29	329,200	563,000
장중진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	1,000	311	4,689	'04.3.1~'12.2.29	329,200	563,000
전광호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	200	181	3,119	'04.3.1~'12.2.29	329,200	563,000
정봉진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	300	521	9,179	'04.3.1~'12.2.29	329,200	563,000
정석민	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	3,600	521	5,879	'04.3.1~'12.2.29	329,200	563,000
정세웅	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~'12.2.29	329,200	563,000
정원조	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	2,800	311	2,889	'04.3.1~'12.2.29	329,200	563,000
정종문	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	5,799	201	0	'04.3.1~'12.2.29	329,200	563,000
정충기	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	2,900	311	2,789	'04.3.1~'12.2.29	329,200	563,000
정태영	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	2,300	181	1,019	'04.3.1~'12.2.29	329,200	563,000
정해수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	0	3,500	0	'04.3.1~'12.2.29	329,200	563,000
정현화	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	1,600	364	5,036	'04.3.1~'12.2.29	329,200	563,000
정현호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.1~'12.2.29	329,200	563,000
조규담	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	2,100	521	7,379	'04.3.1~'12.2.29	329,200	563,000
조남성	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	0	234	4,266	'04.3.1~'12.2.29	329,200	563,000
조남용	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	6,200	521	3,279	'04.3.1~'12.2.29	329,200	563,000
조병학	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	3,200	222	1,578	'04.3.1~'12.2.29	329,200	563,000
조서현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,832	168	0	'04.3.1~'12.2.29	329,200	563,000
조세제	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	0	'04.3.1~'12.2.29	329,200	563,000
조원상	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	0	181	3,319	'04.3.1~'12.2.29	329,200	563,000
조중헌	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	3,800	260	940	'04.3.1~'12.2.29	329,200	563,000
조현탁	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	200	234	4,066	'04.3.1~'12.2.29	329,200	563,000
차영수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	0	181	3,319	'04.3.1~'12.2.29	329,200	563,000
차용래	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	3,000	260	1,740	'04.3.1~'12.2.29	329,200	563,000
천방훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	0	181	3,319	'04.3.1~'12.2.29	329,200	563,000
최민호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	0	181	3,319	'04.3.1~'12.2.29	329,200	563,000
최승우	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	5,500	364	1,136	'04.3.1~'12.2.29	329,200	563,000
최시돈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	0	181	3,319	'04.3.1~'12.2.29	329,200	563,000
최신형	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	400	234	3,866	'04.3.1~'12.2.29	329,200	563,000
최재관	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~'12.2.29	329,200	563,000
최재구	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	0	'04.3.1~'12.2.29	329,200	563,000
하윤호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	3,300	521	6,179	'04.3.1~'12.2.29	329,200	563,000
한국현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	3,400	521	6,079	'04.3.1~'12.2.29	329,200	563,000
한양회	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	9,663	337	0	'04.3.1~'12.2.29	329,200	563,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
허상훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	0	181	3,319	'04.3.1~'12.2.29	329,200	563,000
허춘	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	0	234	4,266	'04.3.1~'12.2.29	329,200	563,000
홍완훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	0	181	3,319	'04.3.1~'12.2.29	329,200	563,000
David Steel	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	2,700	260	2,040	'04.3.1~'12.2.29	329,200	563,000
합 계					988,000	348,382	53,859	585,759			

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '종가'는 '07.3.31일 종가임, '관계'는 부여일 기준임.

[2007년 03월 31일 현재] (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
강재영	미등기임원	2002년 03월 25일	자기주식 교부	보통주	20,000	0	1,044	18,956	'04.3.26~'12.3.25	342,800	563,000
김승환	미등기임원	2002년 03월 25일	자기주식 교부	보통주	10,000	4,400	521	5,079	'04.3.26~'12.3.25	342,800	563,000
나용구	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	200	364	6,436	'04.3.26~'12.3.25	342,800	563,000
박영동	미등기임원	2002년 03월 25일	자기주식 교부	보통주	5,000	4,740	260	0	'04.3.26~'12.3.25	342,800	563,000
박영원	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	0	7,000	0	'04.3.26~'12.3.25	342,800	563,000
방상원	미등기임원	2002년 03월 25일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.26~'12.3.25	342,800	563,000
안상우	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	3,300	364	3,336	'04.3.26~'12.3.25	342,800	563,000
윤진혁	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	6,636	364	0	'04.3.26~'12.3.25	342,800	563,000
이수영	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	3,500	364	3,136	'04.3.26~'12.3.25	342,800	563,000
정준영	미등기임원	2002년 03월 25일	자기주식 교부	보통주	40,000	0	2,090	37,910	'04.3.26~'12.3.25	342,800	563,000
황춘택	미등기임원	2002년 03월 25일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.26~'12.3.25	342,800	563,000
합 계					121,000	23,076	12,942	84,982			

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '종가'는 '07.3.31일 종가임, '관계'는 부여일 기준임.

[2007년 3월 31일 현재] (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
강호규	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	900	181	2,419	'05.3.8~'13.3.7	288,800	563,000
강호민	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,212	181	1,107	'05.3.8~'13.3.7	288,800	563,000
고창범	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,500	260	3,240	'05.3.8~'13.3.7	288,800	563,000
구기설	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	100	3,420	1,480	'05.3.8~'13.3.7	288,800	563,000
권도현	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	300	181	3,019	'05.3.8~'13.3.7	288,800	563,000
권재중	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	3,160	260	1,580	'05.3.8~'13.3.7	288,800	563,000
김경호	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	500	260	4,240	'05.3.8~'13.3.7	288,800	563,000
김기준	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,500	260	3,240	'05.3.8~'13.3.7	288,800	563,000
김서경	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	700	3,420	880	'05.3.8~'13.3.7	288,800	563,000
김동현	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,580	3,420	0	'05.3.8~'13.3.7	288,800	563,000
김세철	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	0	3,500	0	'05.3.8~'13.3.7	288,800	563,000
김영균	미등기임원	2003년 03월 07일	자기주식 교부	보통주	10,000	9,479	521	0	'05.3.8~'13.3.7	288,800	563,000
김영근	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	0	260	4,740	'05.3.8~'13.3.7	288,800	563,000
김인종	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	200	3,420	1,380	'05.3.8~'13.3.7	288,800	563,000
김정환	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	0	'05.3.8~'13.3.7	288,800	563,000
김종인	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	1,100	181	2,219	'05.3.8~'13.3.7	288,800	563,000
김준식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	1,106	181	2,213	'05.3.8~'13.3.7	288,800	563,000
김진안	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,680	260	3,060	'05.3.8~'13.3.7	288,800	563,000
김진자	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,212	181	1,107	'05.3.8~'13.3.7	288,800	563,000
김창용	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	200	260	4,540	'05.3.8~'13.3.7	288,800	563,000
김학설	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,800	260	2,940	'05.3.8~'13.3.7	288,800	563,000
김헌배	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	0	181	3,319	'05.3.8~'13.3.7	288,800	563,000
김현석	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	100	181	3,219	'05.3.8~'13.3.7	288,800	563,000
김홍식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	0	260	4,740	'05.3.8~'13.3.7	288,800	563,000
류두현	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	300	260	4,440	'05.3.8~'13.3.7	288,800	563,000
류성일	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	200	260	4,540	'05.3.8~'13.3.7	288,800	563,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
류영무	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,000	181	1,319	'05.3.8~'13.3.7	288,800	563,000
한영섭	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	0	181	3,319	'05.3.8~'13.3.7	288,800	563,000
박규찬	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	0	181	3,319	'05.3.8~'13.3.7	288,800	563,000
박동수	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	0	181	3,319	'05.3.8~'13.3.7	288,800	563,000
박병하	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	0	181	3,319	'05.3.8~'13.3.7	288,800	563,000
박영준	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	0	181	3,319	'05.3.8~'13.3.7	288,800	563,000
박용종	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	300	260	4,440	'05.3.8~'13.3.7	288,800	563,000
박용직	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	0	181	3,319	'05.3.8~'13.3.7	288,800	563,000
박인식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	0	181	3,319	'05.3.8~'13.3.7	288,800	563,000
박재순	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	0	181	3,319	'05.3.8~'13.3.7	288,800	563,000
박재찬	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,100	181	1,219	'05.3.8~'13.3.7	288,800	563,000
박종갑	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,212	181	1,107	'05.3.8~'13.3.7	288,800	563,000
박종서	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	0	181	3,319	'05.3.8~'13.3.7	288,800	563,000
백학영	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	0	260	4,740	'05.3.8~'13.3.7	288,800	563,000
서치원	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	700	260	4,040	'05.3.8~'13.3.7	288,800	563,000
성규식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	2,500	260	2,240	'05.3.8~'13.3.7	288,800	563,000
송창룡	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	0	181	3,319	'05.3.8~'13.3.7	288,800	563,000
엄규호	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,100	260	3,640	'05.3.8~'13.3.7	288,800	563,000
연제찬	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	0	'05.3.8~'13.3.7	288,800	563,000
오영복	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	700	260	4,040	'05.3.8~'13.3.7	288,800	563,000
우형래	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	300	260	4,440	'05.3.8~'13.3.7	288,800	563,000
원선희	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	3,160	260	1,580	'05.3.8~'13.3.7	288,800	563,000
육현표	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	200	260	4,540	'05.3.8~'13.3.7	288,800	563,000
윤 백	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	1,000	181	2,319	'05.3.8~'13.3.7	288,800	563,000
윤병배	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	800	1,840	2,360	'05.3.8~'13.3.7	288,800	563,000
윤원주	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	0	'05.3.8~'13.3.7	288,800	563,000
이강의	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	3,160	260	1,580	'05.3.8~'13.3.7	288,800	563,000
이건종	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,212	181	1,107	'05.3.8~'13.3.7	288,800	563,000
이경호	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	0	1,288	2,212	'05.3.8~'13.3.7	288,800	563,000
이상업	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	0	181	3,319	'05.3.8~'13.3.7	288,800	563,000
이석선	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,300	260	3,440	'05.3.8~'13.3.7	288,800	563,000
이선우	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	0	'05.3.8~'13.3.7	288,800	563,000
이영우	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	0	'05.3.8~'13.3.7	288,800	563,000
이재경	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	1,100	181	2,219	'05.3.8~'13.3.7	288,800	563,000
이재민	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	0	181	3,319	'05.3.8~'13.3.7	288,800	563,000
이정복	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	3,319	181	0	'05.3.8~'13.3.7	288,800	563,000
이정순	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	0	181	3,319	'05.3.8~'13.3.7	288,800	563,000
이정식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,100	260	3,640	'05.3.8~'13.3.7	288,800	563,000
이종찬	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	1,000	181	2,319	'05.3.8~'13.3.7	288,800	563,000
이태협	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	200	260	4,540	'05.3.8~'13.3.7	288,800	563,000
이용준	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,500	260	3,240	'05.3.8~'13.3.7	288,800	563,000
임수택	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	400	260	4,340	'05.3.8~'13.3.7	288,800	563,000
전성호	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	200	181	3,119	'05.3.8~'13.3.7	288,800	563,000
전우현	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	500	181	2,819	'05.3.8~'13.3.7	288,800	563,000
정광영	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	0	181	3,319	'05.3.8~'13.3.7	288,800	563,000
정민형	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	0	181	3,319	'05.3.8~'13.3.7	288,800	563,000
정재룡	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,212	181	1,107	'05.3.8~'13.3.7	288,800	563,000
조성래	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	0	181	3,319	'05.3.8~'13.3.7	288,800	563,000
조용덕	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	4,740	260	0	'05.3.8~'13.3.7	288,800	563,000
조윤영	미등기임원	2003년 03월 07일	자기주식 교부	보통주	10,000	0	521	9,479	'05.3.8~'13.3.7	288,800	563,000
조정환	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	0	181	3,319	'05.3.8~'13.3.7	288,800	563,000
지완구	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,212	181	1,107	'05.3.8~'13.3.7	288,800	563,000
채희선	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,100	181	1,219	'05.3.8~'13.3.7	288,800	563,000
최동욱	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	1,106	181	2,213	'05.3.8~'13.3.7	288,800	563,000
최승하	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	2,200	181	1,119	'05.3.8~'13.3.7	288,800	563,000
최우수	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	1,580	260	3,160	'05.3.8~'13.3.7	288,800	563,000
하윤희	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	500	260	4,240	'05.3.8~'13.3.7	288,800	563,000
황재민	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	300	260	4,440	'05.3.8~'13.3.7	288,800	563,000
P.Skarzynski	미등기임원	2003년 03월 07일	자기주식 교부	보통주	4,100	0	212	3,888	'05.3.8~'13.3.7	288,800	563,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
합 계					368,100	101,700	37,744	228,656			

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '종가'는 '07.3.31일 종가임. '관계'는 부여일 기준임.

[2007년 03월 31일 현재] (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
강경윤	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	0	76	3,924	'06.4.17~'14.4.16	580,300	563,000
권강현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
김경도	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	66	3,434	'06.4.17~'14.4.16	580,300	563,000
김경조	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	66	3,434	'06.4.17~'14.4.16	580,300	563,000
김경현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	66	3,434	'06.4.17~'14.4.16	580,300	563,000
김명수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
김병구	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
김봉남	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	66	3,434	'06.4.17~'14.4.16	580,300	563,000
김석기	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
김석필	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
김세현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
김승환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	5,000	0	'06.4.17~'14.4.16	580,300	563,000
김연환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
김영수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
김영하	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
김원배	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
김용석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	66	3,434	'06.4.17~'14.4.16	580,300	563,000
김학용	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
김행일	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
김혁철	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
김형도	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	0	76	3,924	'06.4.17~'14.4.16	580,300	563,000
김형준	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	66	3,434	'06.4.17~'14.4.16	580,300	563,000
김회석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	66	3,434	'06.4.17~'14.4.16	580,300	563,000
노시영	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
노종호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
민용호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
박기언	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
박병대	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
박봉식	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
박상규	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
박성배	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	66	3,434	'06.4.17~'14.4.16	580,300	563,000
박성철	미등기임원	2004년 04월 16일	자기주식 교부	보통주	10,000	0	191	9,809	'06.4.17~'14.4.16	580,300	563,000
박승건	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
박종대	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
박회선	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
반상조	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
방문수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
배승균	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	66	3,434	'06.4.17~'14.4.16	580,300	563,000
변상권	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
서덕건	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
서영록	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
성재현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	66	3,434	'06.4.17~'14.4.16	580,300	563,000
성학경	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
소병세	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	66	3,434	'06.4.17~'14.4.16	580,300	563,000
송성원	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	66	3,434	'06.4.17~'14.4.16	580,300	563,000
신현대	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
심상필	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	0	76	3,924	'06.4.17~'14.4.16	580,300	563,000
심순선	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	66	3,434	'06.4.17~'14.4.16	580,300	563,000
염영진	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
엄영윤	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
여남구	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
오해동	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	66	3,434	'06.4.17~'14.4.16	580,300	563,000
왕 룡	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
우문균	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	66	3,434	'06.4.17~'14.4.16	580,300	563,000
위성묵	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
유문현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
유제환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	66	3,434	'06.4.17~'14.4.16	580,300	563,000
윤가천	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
이경주	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
이기욱	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
이기웅	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
이범일	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
이상영	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
이상철	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
이승갑	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	5,000	0	'06.4.17~'14.4.16	580,300	563,000
이영우	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
이용일	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
이용상	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
이인호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	66	3,434	'06.4.17~'14.4.16	580,300	563,000
이재형	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
이정열	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
이종식	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	66	3,434	'06.4.17~'14.4.16	580,300	563,000
이종인	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
이창협	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
이항우	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
임규호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
장홍기	미등기임원	2004년 04월 16일	자기주식 교부	보통주	30,000	0	574	29,426	'06.4.17~'14.4.16	580,300	563,000
전영록	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
전영훈	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	5,000	0	'06.4.17~'14.4.16	580,300	563,000
전옥표	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	66	3,434	'06.4.17~'14.4.16	580,300	563,000
전용배	미등기임원	2004년 04월 16일	자기주식 교부	보통주	20,000	0	382	19,618	'06.4.17~'14.4.16	580,300	563,000
전준영	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	66	3,434	'06.4.17~'14.4.16	580,300	563,000
정규일	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	66	3,434	'06.4.17~'14.4.16	580,300	563,000
정규하	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
정금용	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	0	76	3,924	'06.4.17~'14.4.16	580,300	563,000
정기환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
정병기	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
정사진	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
정우인	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
정은승	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
정이호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
정일진	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
정태용	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	66	3,434	'06.4.17~'14.4.16	580,300	563,000
정현석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
조승환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	66	3,434	'06.4.17~'14.4.16	580,300	563,000
조인수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	66	3,434	'06.4.17~'14.4.16	580,300	563,000
조재문	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	66	3,434	'06.4.17~'14.4.16	580,300	563,000
조진호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
조한솔	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	3,500	0	'06.4.17~'14.4.16	580,300	563,000
채승기	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
채종규	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
채종원	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	66	3,434	'06.4.17~'14.4.16	580,300	563,000
천인석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
최광수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
최성호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
최승철	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	66	3,434	'06.4.17~'14.4.16	580,300	563,000
최영준	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	0	76	3,924	'06.4.17~'14.4.16	580,300	563,000
최인권	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
최재용	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
최정혁	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
최태봉	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
한기엽	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	66	3,434	'06.4.17~'14.4.16	580,300	563,000
한명섭	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
한민석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
한민호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
한우성	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
한종수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
황득규	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	0	66	3,434	'06.4.17~'14.4.16	580,300	563,000
황주용	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	0	95	4,905	'06.4.17~'14.4.16	580,300	563,000
합 계					590,000	0	29,351	560,649			

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '종가'는 '07.3.31일 종가임, '관계'는 부여일 기준임.

[2007년 03월 31일 현재] (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
이종석	미등기임원	2004년 10월 15일	자기주식 교부	보통주	10,000	2,800	0	7,200	'06.10.16~'08.10.15	460,500	563,000

※ '종가'는 '07.3.31일 종가임, '관계'는 부여일 기준임.

[2007년 03월 31일 현재] (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
곽영수	미등기임원	2005년 12월 20일	자기주식 교부	보통주	5,000	0	0	5,000	'07.12.21~'15.12.20	606,700	563,000
심상배	미등기임원	2005년 12월 20일	자기주식 교부	보통주	5,000	0	0	5,000	'07.12.21~'15.12.20	606,700	563,000
합 계					10,000	0	0	10,000			

※ '종가'는 '07.3.31일 종가임, '관계'는 부여일 기준임.

마. 임원배상책임보험 가입 현황

(1) 보험의 개요

[2007. 3. 31 현재]

보험의 명칭	보험료납입액		부보(보상)한도	비 고
	당기 납입액	누적납입액 (당기분 포함)		
임원배상 책임보험	99.5억원	638.4억원	2,000억원	- 기간 : '06.4.6~'07.4.6 - 대상 : 피보험자 참조 ※ 소급일은 '98.4.6이며, 가입사는 삼성화재임.

※ 당기 납입액은 2006년 5월 납부 금액임.

(2) 보험가입 근거 및 절차

1. 근거

- 회사 이사회규정 제17조 (임원배상책임보험의 부보)

2. 절차

- 보험료가 100억원 이상인 경우 : 회사 이사회 승인
- 보험료가 100억원 미만인 경우 : 회사 경영위원회 승인

(3) 피보험자

1. 피보험자
   - 삼성전자주식회사
   - 등기이사 (사외이사 포함)
   - 집행임원 (고문, 자문, 해외지법인 등기이사/감사, 임원포함)

2. 별도의 보험조건이 없는 한, 보험기간 중에 새로 선임 또는 지명된 회사임원은 자동적으로 이 보험에서 담보됨. 사망한 임원의 유산 관리인, 상속인, 법정대리인 그리고 금치산자, 지급불능자, 파산된 회사의 임원의 법정대리인에 대하여 제기된 손해배상청구에 의하여 발생되는 손해를 보상함.
   단, 그러한 손해배상청구의 근거가 되는 부당행위가 행하여졌던 당시에 회사의 임원이었던 경우에 한 함.

(4) 보상하는 손해

1. 회사 임원이 각자의 자격 내에서 업무를 수행함에 있어 "선량한 관리자로서의 주의의무 및 회사에 대한 충실의무를 위반함으로 인하여 발생한 주주 및 제3자에 대한 손해배상책임" 을 보상한다.
2. 보상범위는 소송시 확정된 손해배상금, 소송전 화해(합의)시 합의비용, 법적 대응에 필요한 제비용(변호사 비용, 소송비용 등)이 포함된다.

(5) 보험회사의 면책사항

1. 피보험자가 권한을 남용하여 개인적인 이익 또는 편의를 취득함으로 인한 손해
2. 부정직행위 또는 범죄행위에 기인하는 손해
3. 피보험자에게 지불된 보수 또는 상여 등이 정관규정 또는 주주총회의 결의를 거치지 않거나 기타 위법하게 지불함으로 인하여 발생한 손해
4. 피보험자가 일반인에게 공표되지 않은 정보를 이용하거나 다른 사람으로 하여금 이용하게 하여 소속법인의 유가증권(주식, 사채 등)의 매매 기타

거래행위를 함으로 인한 손해배상청구

5. 아래의 단체 및 개인에 대한 위법한 이익공여에 기인하는 손해배상청구
   ① 정치단체, 공무원 또는 거래선의 회사임원, 종업원 등
      (그들의 대리인, 대표가족 및 기타 관계인, 관계단체를 포함함.)
   ② 이익을 공여한 것이 현지법에 의거 위법으로 인정되는 다른 자
6. 본 약관이 갱신, 부활, 대체, 승계 등으로 적용된 원계약 약관상 이미 제기되었거나 통지된 청구로서 동일하거나 연계된 부당행위로 인한 손해
7. 본 약관의 책임개시일을 기준으로 이미 계류중이거나 확정된 소송에 관련된 손해배상청구 또는 계류중이거나 확정된 소송과 동일하거나 실질적으로 동일한 사실에 기초한 손해배상청구
8. 본 약관의 책임개시일에 피보험자가 또는 피보험자가 소속된 회사를 상대로 손해배상청구된 것을 알고 있었거나 합리적으로 예견 가능한 경우 그러한 사실이나 정황, 동일한 불법행위에 기인한 손해배상청구
9. 환경오염 관련 행위로 인한 손해
10. 피보험회사 이외의 타회사 또는 단체의 임직원으로서 행한 부당행위에 기인하는 손해 또는 그러한 타회사의 임직원인 신분을 이유로 기인하는 손해배상청구
11. 핵물질의 위험물로 인한 직,간접적인 손해
12. 신체장해, 재물손괴, 인격적 침해행위로 인한 손해
13. 자회사의 임원에 대한 손해배상청구에 대하여 피보험회사가 직접 또는 여타 자회사들을 통해 간접적으로 그 자회사의 발행 주식의 50% 이상을 소유하고 있지 아니한 시점의 자회사 임원의 부당행위로 인한 손해배상청구
14. 임원으로서의 행위가 아닌 전문인(예, 의사, 변호사, 회계사 등)으로서 행한 행위로 인한 손해배상책임
15. 퇴직금 및 퇴직연금 관련 손해배상책임
16. 서기 2000문제 관련 손해배상책임
17. 피보험자간에 제기된 손해배상책임
18. 15%이상 대주주 및 지배주주로부터 제기된 손해배상책임
19. 정부기관(예금보험공사)으로부터 제기된 손해배상책임
20. 전쟁 및 테러위험 관련 손해배상책임
21. 석면 및 유독성 곰팡이 관련 손해배상책임

2. 계열회사에 관한 사항

1) 기업집단 및 소속 회사의 명칭

- 기업집단의 명칭 : 삼성

- 소속회사의 명칭

구 분	회사수	회 사 명
상장사	15	삼성물산, 제일모직, 삼성전자, 삼성에스디아이,삼성테크윈, 삼성전기, 삼성중공업,호텔신라, 삼성화재해상보험, 삼성증권, 삼성정밀화학, 삼성엔지니어링, 에스원, 제일기획, 크레듀
비상장사	43	삼성코닝, 삼성에버랜드, 삼성석유화학, 삼성라이온즈, 삼성경제연구소, 삼성에스디에스, 삼성네트웍스, 삼성종합화학, 삼성토탈, 삼성광주전자, 스테코, 삼성탈레스, 세메스, 삼성코닝정밀유리, 세크론, 서울통신기술, 삼성전자서비스, 리빙프라자, 블루텍, 삼성전자로지텍, 한덕화학, 글로벌텍, 아이마켓코리아, 씨브이네트, 케어캠프, 이삼성인터내셔널, 올앳, 시큐아이닷컴, 가치네트, 오픈타이드코리아, 삼육오홈케어, 삼성벤처투자, 삼성선물, 삼성화재손해사정서비스, 삼성투자신탁운용, 삼성생명보험, 삼성카드, 생보부동산신탁, 애니카자동차손해사정서비스, 인터내셔널사이버마케팅, 에스엘시디, 에스디플렉스, 에스이에이치에프코리아
計	58	

※ 2007년 3월말 현재기준

2) 관계회사 및 자회사의 지분현황

피출자회사 출자회사	삼성물산	제일모직	삼성전자	삼성SDI	삼성전기	삼성중공업	삼성테크윈	호텔신라	삼성엔지니어링	제일기획	삼성정밀화학	에스원	삼성SDS
삼성물산			4.0				4.3			12.6	5.6		18.0
제일모직						0.4	0.1		13.1		3.2		
삼성전자				20.4	23.7	17.6	25.5	5.1		2.6	8.4		21.3
삼성SDI	7.4							0.1	5.1		11.5	11.0	
삼성코닝													
삼성전기						2.4					0.3		8.3
삼성에버랜드						0.1	0.3		1.1				
삼성중공업													
삼성테크윈						0.1							
삼성엔지니어링						0.1					0.9		
제일기획						0.1							
삼성정밀화학													
삼성종합화학													
호텔신라											2.2		
에스원													
삼성경제연구소													
삼성광주전자													
삼성SDS													
삼성네트웍스													
삼성생명보험	4.8	0.0	7.3	0.0		3.4	0.6	7.3				5.3	

피출자회사 출자회사	삼성물산	제일모직	삼성전자	삼성SDI	삼성전기	삼성중공업	삼성테크윈	호텔신라	삼성엔지니어링	제일기획	삼성정밀화학	에스원	삼성SDS
삼성화재해상보험			1.3									1.0	
삼성증권							2.0	3.1				1.3	
삼성카드		4.9						1.3	1.8	3.0	3.1	1.9	
서울통신기술													
가치네트													
삼성(해남)광통신기술유한공사													
계	12.2	4.9	12.5	20.4	23.7	24.3	32.7	16.9	21.0	18.3	35.1	20.6	47.5

피출자회사 출자회사	삼성네트웍스	삼성에버랜드	삼성종합화학	삼성토탈	삼성코닝	삼성석유화학	한덕화학	삼성라이온즈	삼성경제연구소	삼성광주전자	스테코	세메스	서울통신기술
삼성물산	19.5	1.5	38.7			13.1		7.5	1.0				
제일모직		4.0	0.9			21.4		15.0	1.0	0.8			
삼성전자	23.1		3.9		48.4	13.0		27.5	29.8	94.3	51.0	63.9	35.8
삼성SDI		4.0	10.7						28.6				
삼성코닝													
삼성전기	9.0	4.0	10.5					12.5	23.8				
삼성에버랜드								2.0					
삼성중공업									1.0				
삼성테크윈			26.5										
삼성엔지니어링													
제일기획			0.3					3.0					
삼성정밀화학			3.6				50.0						
삼성종합화학				50.0									
호텔신라													
에스원													
삼성경제연구소													
삼성광주전자													
삼성SDS													
삼성네트웍스													
삼성생명보험					1.0				14.8				
삼성화재해상보험													
삼성증권													
삼성카드		25.6											
서울통신기술													
가치네트													
삼성(해남)광통신기술유한공사													
계	51.5	39.1	95.0	50.0	49.4	47.4	50.0	67.5	100.0	95.0	51.0	63.9	35.8

피출자회사 출자회사	삼성전자서비스	삼성탈레스	인터내셔널사이버마케팅	블루텍	세크론	글로벌텍	리빙프라자	삼성전자로지텍	에스엘시디	에스이에이치에프코리아	삼성코닝정밀유리
삼성물산											
제일모직											
삼성전자	83.3	50.0	45.0	100.0	50.6		100.0	100.0	50.0		42.6
삼성SDI											
삼성코닝						51.0					
삼성전기											
삼성에버랜드											
삼성중공업											

피출자회사 / 출자회사	삼성전자서비스	삼성탈레스	인터내셔널사이버마케팅	블루텍	세크론	글로벌텍	리빙프라자	삼성전자로지텍	에스엘시디	에스이에이치에프코리아	삼성코닝정밀유리
삼성테크윈											
삼성엔지니어링											
제일기획											
삼성정밀화학											
삼성종합화학											
호텔신라											
에스원											
삼성경제연구소											
삼성광주전자											
삼성SDS											
삼성네트웍스											
삼성생명보험											
삼성화재해상보험											
삼성증권											
삼성카드											
서울통신기술											
가치네트											
삼성(해남)광통신기술유한공사										100.0	
계	83.3	50.0	45.0	100.0	50.6	51.0	100.0	100.0	50.0	100.0	42.6

피출자회사 / 출자회사	씨브이네트	케어캠프	삼육오홈케어	에스디플렉스	아이마켓코리아	올앳	시큐아이닷컴	이삼성인터내셔널	가치네트	오픈타이드코리아	크레듀
삼성물산	40.1	54.3			14.1						
제일모직				50.0	3.7						
삼성전자					14.1						
삼성SDI					7.4			11.3			
삼성코닝					5.2						
삼성전기					13.4			11.3			
삼성에버랜드					3.7	30.0	8.9	25.0	21.0		8.9
삼성중공업					9.7						
삼성테크윈											
삼성엔지니어링					7.1						
제일기획										10.0	26.7
삼성정밀화학											
삼성종합화학											
호텔신라											
에스원			19.2				53.2				
삼성경제연구소									5.2		10.7
삼성광주전자											
삼성SDS			14.4				4.4	52.5	10.5	70.0	7.1
삼성네트웍스			14.4								7.1
삼성생명보험											
삼성화재해상보험											
삼성증권									1.6		
삼성카드						30.0			3.7		
서울통신기술	9.4										
가치네트			14.4								
삼성(해남)광통신기술유한공사											

피출자회사 / 출자회사	씨브이네트	케어캠프	삼육오홈케어	에스디플렉스	아이마켓코리아	올앳	시큐아이닷컴	이삼성인터내셔널	가치네트	오픈타이드코리아	크레듀
계	49.5	54.3	62.5	50.0	78.3	60.0	66.5	100.0	41.9	80.0	60.5

피출자회사 / 출자회사	삼성생명보험	생보부동산신탁	삼성선물	삼성투자신탁운용	삼성화재해상보험	삼성화재손해사정서비스	애니카자동차손해사정서비스	삼성증권	삼성카드	삼성벤처투자
삼성물산								0.3	3.2	
제일모직										
삼성전자									46.9	16.3
삼성SDI										16.3
삼성코닝										
삼성전기	0.6								4.8	17.0
삼성에버랜드	13.3									
삼성중공업				3.9					0.0	17.0
삼성테크윈										16.7
삼성엔지니어링										
제일기획	0.2									
삼성정밀화학	0.5									
삼성종합화학										
호텔신라										
에스원										
삼성경제연구소										
삼성광주전자	0.7									
삼성SDS	0.4									
삼성네트웍스										
삼성생명보험		50.0	41.0	5.5	10.0			11.4	35.1	
삼성화재해상보험			4.0	1.2		96.8	100.0	7.7		
삼성증권			51.0	65.4						16.7
삼성카드					4.7			4.7		
서울통신기술										
가치네트										
삼성(해남)광통신기술유한공사										
계	15.6	50.0	96.0	76.0	14.7	96.8	100.0	24.1	89.9	100.0

※ 단위는 %, 기준일은 2007년 3월말이며 보통주 기준임.
※ 삼성에버랜드의 삼성생명 보유지분 중 신탁분은 제외.

[해외]

출자회사명	피출자회사명	지분율
삼성물산㈜	Samsung Japan Co., Ltd.	49.0%
삼성물산㈜	Samsung America Inc.	100.0%
삼성물산㈜	Samsung Finance Corporation.	80.0%
삼성물산㈜	Samsung Mexico Engineering & Construction	100.0%
삼성물산㈜	Canada Trade Group Inc.	48.7%
삼성물산㈜	Fishround, Inc.	89.3%

출자회사명	피출자회사명	지분율
삼성물산㈜	ZiREX Corporation Inc.	35.0%
삼성물산㈜	Samsung Texas Construction Inc.	100.0%
삼성물산㈜	SAMSUNG OIL & GAS USA CORP	100.0%
삼성물산㈜	Samsung Deutschland GmbH	100.0%
삼성물산㈜	Samsung (U.K) Ltd.	100.0%
삼성물산㈜	Samsung Trading PLC.	100.0%
삼성물산㈜	Xiod Distribution	25.0%
삼성물산㈜	Samsung France S.A.S.	100.0%
삼성물산㈜	Samsung Engineering & Construction(M) SDN.BHD.	100.0%
삼성물산㈜	Samsung Malaysia SDN. BHD.	100.0%
삼성물산㈜	Erdsam Co., Ltd.	50.0%
삼성물산㈜	Samsung Petroleum Singapore Ltd.	100.0%
삼성물산㈜	P.T. Samsung Development	100.0%
삼성물산㈜	Samsung Development (Thailand) Co., Ltd.	100.0%
삼성물산㈜	Samsung Thailand Co., Ltd.	43.9%
삼성물산㈜	Cheil Holding Inc.	40.0%
삼성물산㈜	Samsung Const. Co. Phils.,Inc.	25.0%
삼성물산㈜	Samsung Design Philippines Inc	100.0%
삼성물산㈜	Samsung (Australia) Pty., Ltd.	100.0%
삼성물산㈜	Samsung Oil & Gas(Timor Sea 06-102) Ltd.	100.0%
삼성물산㈜	Samsung (Hongkong) Ltd.	100.0%
삼성물산㈜	순덕성포강재가공유한공사	41.0%
삼성물산㈜	S.S. TAIWAN CO., LTD.	100.0%
삼성물산㈜	Samsung E&C (Shanghai) Co.,Ltd.	100.0%
삼성물산㈜	Dongguan Samsung Steel Center Co., Ltd.	70.0%
삼성물산㈜	Samsung Nigeria Co., Ltd.	40.0%
삼성물산㈜	Samsung Asia Private Ltd.	30.0%
삼성물산㈜	Samsung SDI America, Inc.	8.3%
삼성물산㈜	Samsung SDI (Malaysia) SDN. BHD.	6.4%
삼성물산㈜	Samsung SDI (Hong Kong) Ltd.	2.4%
삼성물산㈜	Samsung SDI Brasil Ltda.	0.0%
삼성물산㈜	Associated Wool Exporters Pty., Ltd.	3.1%
Samsung Japan Co., Ltd.	eSamsung Japan Corporation.	16.6%
Samsung America Inc.	Samsung Finance Corporation.	20.0%
Samsung America Inc.	Samsung Pacific Construction Inc.	100.0%
Samsung America Inc.	Meadowland Distribution	100.0%
Samsung America Inc.	Samsung Webtrade.com Inc.	100.0%
Samsung America Inc.	ZiREX Corporation Inc.	35.0%
Samsung America Inc.	Web2Zone., Inc.	100.0%
Samsung America Inc.	Samsung Foods Australia Pty. Ltd.	100.0%
Samsung Deutschland GmbH	Samsung Italia S.A.R.L.	100.0%
Samsung Deutschland GmbH	S.C. Otelinox S.A	75.0%
Samsung (U.K) Ltd.	Xiod Distribution	75.0%
Samsung (U.K) Ltd.	JSC RUSTONA	90.0%
Samsung Engineering & Construction(M) SDN.BHD.	SS KUKDONG JASATERA J/V	70.0%
Samsung Thailand Co., Ltd.	SETIS CO., LTD	2.0%
Cheil Holding Inc.	Samsung Const. Co. Phils.,Inc.	75.0%
Samsung (Hongkong) Ltd.	Samsung Thailand Co., Ltd.	13.2%
Samsung (Hongkong) Ltd.	천진국제무역공사	100.0%
Samsung (Hongkong) Ltd.	상해국제무역공사	100.0%
Samsung (Hongkong) Ltd.	Karson Industrial Co., Ltd.	100.0%
Samsung (Hongkong) Ltd.	Enterprise Co., Ltd.	100.0%

출자회사명	피출자회사명	지분율
Samsung (Hongkong) Ltd.	Samsung (China) Logistics Ltd.	100.0%
Samsung (Hongkong) Ltd.	Samsung Corporation (Gaungzhou) Limited.	100.0%
Samsung (Hongkong) Ltd.	Dongguan Samsung Steel Center Co., Ltd.	30.0%
Samsung (China) Logistics Ltd.	Sino-Samsung Logistics Co., ltd	75.0%
Samsung (China) Logistics Ltd.	심천삼성집운국제화운유한공사	100.0%
삼성전자㈜	Samsung Japan Co., Ltd.	51.0%
삼성전자㈜	Samsung Yokohama Research Institute	100.0%
삼성전자㈜	Samsung Electronics America Inc.	100.0%
삼성전자㈜	Samsung Electronics Canada Inc.	100.0%
삼성전자㈜	Samsung Electronics Mexico S.A. De C.V.	100.0%
삼성전자㈜	Samsung Electronics (UK) Ltd.	100.0%
삼성전자㈜	Samsung Electronics Ltd.	100.0%
삼성전자㈜	Samsung Electronics Holding GmbH	100.0%
삼성전자㈜	Samsung Electronics Iberia, S.A.	100.0%
삼성전자㈜	Samsung Electronics France S.A.S	100.0%
삼성전자㈜	Samsung Electronics Hungarian Co. Ltd.	100.0%
삼성전자㈜	Samsung Electronics Italia S.P.A.	100.0%
삼성전자㈜	Samsung Electronics Europe Logistics B.V.	100.0%
삼성전자㈜	Samsung Electronics Benelux B.V.	100.0%
삼성전자㈜	Samsung Electronics Overseas B.V.	100.0%
삼성전자㈜	Samsung Electronics Polska, SP.Zo.O	100.0%
삼성전자㈜	Samsung Electronics Portuguesa S.A.	100.0%
삼성전자㈜	Samsung Electronics Nordic Aktiebolag	100.0%
삼성전자㈜	Samsung Electronics Austria Gmbh	100.0%
삼성전자㈜	Samsung Electronics Slovakia s.r.o	55.7%
삼성전자㈜	Samsung Electronics Display (M) SDN.OMD.(HSD)	75.0%
삼성전자㈜	Samsung Electronics Malaysia SDN.BHD.	100.0%
삼성전자㈜	Samsung Vina Electronics Co., Ltd.	80.0%
삼성전자㈜	Samsung Asia Private Ltd.	70.0%
삼성전자㈜	SAMSUNG INDIA ELECTRONICS Private. LTD	100.0%
삼성전자㈜	Samsung India Software Operations Pvt. Ltd.	100.0%
삼성전자㈜	Samsung Telecommunications India	100.0%
삼성전자㈜	Samsung Electronics Australia Pty. Ltd.	100.0%
삼성전자㈜	PT Samsung Electronics Indonesia	100.0%
삼성전자㈜	Thai-Samsung Electronics Co. Ltd.	91.8%
삼성전자㈜	Samsung Electronic Philippine Manufacturing Corp.	100.0%
삼성전자㈜	SAMSUNG MALAYSIA ELECTRONICS (SME) SDN. BHD.	100.0%
삼성전자㈜	Samsung Electronics Asia Holding Pte Ltd	100.0%
삼성전자㈜	Samsung Electronics Hong Kong Co., Ltd.	100.0%
삼성전자㈜	Souzhou Samsung Electronics Co., Ltd	73.2%
삼성전자㈜	Samsung (China) Investment Co., Ltd	100.0%
삼성전자㈜	Samsung Electronics Souzhou Semiconductor Co., Ltd.	100.0%
삼성전자㈜	SAMSUNG ELECTRONICS DIGITAL PRINTING	90.0%
삼성전자㈜	Samsung Electronics Huizhou Co., Ltd.	89.6%
삼성전자㈜	Tianjin Samsung Electronics Co., Ltd.	81.1%
삼성전자㈜	Samsung Electronics Taiwan Co., Ltd.	100.0%
삼성전자㈜	Tianjin Samsung Electronics Display Co., Ltd.	54.7%
삼성전자㈜	Tianjin Samsung Telecom Technology Co., Ltd.	90.0%
삼성전자㈜	Shanghai Samsung Semiconductor Co., Ltd.	100.0%
삼성전자㈜	Samsung Electronics Suzhou Computer Co.,Lcd	87.6%
삼성전자㈜	Samsung Electronics Suzhou LCD Co.,Lcd	100.0%
삼성전자㈜	Shenzhen Samsung Kejian Mobile Telecom. Tech. Co., Ltd.	60.0%

출자회사명	피출자회사명	지분율
삼성전자㈜	Samsung Semiconductor China R&D.,Ltd.	100.0%
삼성전자㈜	Samsung Electronics Hainan Fiberoptics Co., Ltd	100.0%
삼성전자㈜	Hangzhou Samsung Eastcom Network Technology Co., Ltd.	70.0%
삼성전자㈜	Samsung Gulf Electronics Co., Ltd.	100.0%
삼성전자㈜	Samsung Electronics South Africa (Pty) Ltd.	100.0%
삼성전자㈜	Samsung Electronics Latin America Panama (Zona Libre) S.A.	100.0%
삼성전자㈜	Samsung Electronica Da Amazonia LTDA.	100.0%
삼성전자㈜	Samsung Electronics Argentina S.A.	98.0%
삼성전자㈜	Samsung Electronics Chile Limitada(Ltda)	100.0%
삼성전자㈜	Samsung-Crosna Joint Stock Company	67.0%
삼성전자㈜	Samsung Electronics RUS Co.	100.0%
삼성전자㈜	Samsung Russia Service Center	100.0%
삼성전자㈜	Samsung SDI Brasil Ltda.	0.1%
세메스㈜(구 한국DNS)	SEMES America,Inc.(구 KDNSA)	100.0%
서울통신기술㈜	SCOMMTECH JAPAN CO.LTD	100.0%
서울통신기술㈜	Samsung Telecommunications Australia Pty Ltd.	100.0%
Samsung Electronics America Inc.	Samsung Receivables Corporation	35.9%
Samsung Electronics America Inc.	Samsung Semiconductor Inc.	100.0%
Samsung Electronics America Inc.	Samsung Information Systems America Inc.	100.0%
Samsung Electronics America Inc.	Samsung International Inc.	100.0%
Samsung Electronics America Inc.	Samsung Telecommunications America Inc.	100.0%
Samsung Electronics America Inc.	Samsung Austin Semiconductor LLC.	1.1%
Samsung Semiconductor Inc.	Tasman Properties, Inc.	100.0%
Samsung Semiconductor Inc.	Samsung Receivables Corporation	54.3%
Samsung Semiconductor Inc.	Samsung Semiconductor International.Inc.	100.0%
Samsung Semiconductor Inc.	Samsung Semiconductor Mexico, S.A.DE C.V.	99.0%
Samsung Semiconductor Inc.	Samsung Austin Semiconductor LLC.	98.9%
Samsung International Inc.	Samsung Mexicana S.A. De C.V.	100.0%
Samsung Telecommunications America Limited Liability Company	Samsung Receivables Corporation	7.0%
Samsung Electronics (UK) Ltd.	Samsung Electronics Manufacturing (U.K.) Ltd.	100.0%
Samsung Electronics (UK) Ltd.	Samsung Telecoms (UK) Ltd.	100.0%
Samsung Electronics (UK) Ltd.	Samsung Semiconductor Europe Limited	100.0%
Samsung Electronics Holding GmbH	Samsung Semiconductor Europe GmbH	100.0%
Samsung Electronics Holding GmbH	Samsung Electronics GmbH	100.0%
Samsung Semiconductor Europe GmbH	Samsung Semiconductor France S.A.R.L	100.0%
Samsung Semiconductor Europe GmbH	Samsung Semiconductor Italia S.R.L	100.0%
Samsung Semiconductor Europe GmbH	Samsung Semiconductor sweden AB	100.0%
Samsung Electronics Hungarian Co. Ltd.	Samsung Electronics Slovakia s.r.o	44.3%
Samsung Electronics Benelux B.V.	Samsung Telecommunications Benelux	100.0%
Samsung Electronics Benelux B.V.	Samsung Electronics Rus	100.0%
Samsung Electronics Benelux B.V.	Samsung Electronics Ukraine	100.0%
Samsung Electronics Benelux B.V.	Samsung Electronics Kazakhstan	100.0%
Samsung Electronics Display (M) SDN.OMD.(HSD)	Tianjin Samsung Electronics Display Co., Ltd.	15.1%
Samsung Asia Private Ltd.	Samsung Electronics Display (M) SDN.OMD.(HSD)	25.0%
Samsung Asia Private Ltd.	Samsung Electronics Philippines Corporation (구 SMC)	100.0%
Samsung Asia Private Ltd.	Samsung SDI (Malaysia) SDN. BHD.	25.0%
Samsung Asia Private Ltd.	Samsung Electro-Mechanics Thailand Co., Ltd.	25.0%
Samsung Asia Private Ltd.	eSamsung Asia (Holdings) Pte Ltd.	11.1%
Samsung Asia Private Ltd.	eSamsung Greater China Co., Ltd.	11.4%
PT Samsung Electronics Indonesia	P.T. Samsung Telecommunications Indonesia	99.0%
Samsung Electronic Philippine Manufacturing Corp.	Batino Realty Corp.	38.9%
Samsung Electronics Hong Kong Co., Ltd.	Samsung Electronics ShenZhen Co.Ltd	100.0%

출자회사명	피출자회사명	지분율
Samsung Electronics Hong Kong Co., Ltd.	eSamsung Asia (Holdings) Pte Ltd.	11.3%
Samsung Electronics Hong Kong Co., Ltd.	eSamsung Greater China Co., Ltd.	11.3%
Samsung (China) Investment Co., Ltd	Souzhou Samsung Electronics Co., Ltd	10.1%
Samsung (China) Investment Co., Ltd	SAMSUNG ELECTRONICS DIGITAL PRINTING	10.0%
Samsung (China) Investment Co., Ltd	Samsung Electronics Huizhou Co., Ltd.	10.0%
Samsung (China) Investment Co., Ltd	Tianjin Samsung Electronics Co., Ltd.	10.0%
Samsung (China) Investment Co., Ltd	Tianjin Tongguang Samsung Electronics Co., Ltd.	96.0%
Samsung (China) Investment Co., Ltd	Tianjin Samsung Electronics Display Co., Ltd.	10.1%
Samsung (China) Investment Co., Ltd	Beijing Samsung Telecom. R&D Center.	100.0%
Samsung (China) Investment Co., Ltd	Samsung Electronics Suzhou Computer Co.,Lcd	12.4%
Samsung (China) Investment Co., Ltd	Samsung Electronics China R&D Center	100.0%
Samsung (China) Investment Co., Ltd	Samsung Electronics Beijing Service Co., Ltd	100.0%
Samsung (China) Investment Co., Ltd	천진삼성광전자유한공사	10.0%
Samsung Electronics Latin America Panama (Zona Libre) S.A.	Samsung Electronics Latino America Miami, Inc.	100.0%
Samsung Electronics Latin America Panama (Zona Libre) S.A.	Samsung Electronica Columbia	100.0%
Samsung Electronica Da Amazonia LTDA.	Samsung Electronics Argentina S.A.	2.0%
삼성SDI㈜	Samsung SDI America, Inc.	91.7%
삼성SDI㈜	Samsung SDI Germany GmbH.	100.0%
삼성SDI㈜	Samsung SDI Hungary Rt.	100.0%
삼성SDI㈜	Samsung SDI (Malaysia) SDN. BHD.	68.6%
삼성SDI㈜	Samsung SDI (Hong Kong) Ltd.	91.9%
삼성SDI㈜	Samsung SDI Brasil Ltda.	4.0%
삼성SDI㈜	SSH Limited. (구 Shum Yip Tamy Ltd.)	40.0%
Samsung SDI America, Inc.	Samsung SDI Mexico S.A. de C.V.	100.0%
Samsung SDI America, Inc.	Samsung SDI Brasil Ltda.	40.4%
Samsung SDI Germany GmbH.	Samsung SDIG Real Estate Gmbh	100.0%
Samsung SDI Germany GmbH.	Samsung SDI (Hong Kong) Ltd.	0.4%
Samsung SDI Germany GmbH.	Samsung SDI Brasil Ltda.	40.8%
Samsung SDI (Malaysia) SDN. BHD.	Samsung SDI (Hong Kong) Ltd.	5.3%
Samsung SDI (Malaysia) SDN. BHD.	Samsung SDI Brasil Ltda.	0.2%
Samsung SDI (Malaysia) SDN. BHD.	Samsung Coming Malaysia SDN. BHD.	30.0%
Tianjin Samsung SDI Co., Ltd.	Tianjin Samsung SDI Mobile Display Co.,Ltd	25.0%
Samsung SDI (Hong Kong) Ltd.	Shenzhen Samsung SDI Co., Ltd.	80.0%
Samsung SDI (Hong Kong) Ltd.	Tianjin Samsung SDI Co., Ltd.	80.0%
Samsung SDI (Hong Kong) Ltd.	Dongguan Samsung SDI Co., Ltd.	100.0%
Samsung SDI (Hong Kong) Ltd.	Shanghai Samsung Vacuum Electronic Devices Co., Ltd	55.0%
Samsung SDI (Hong Kong) Ltd.	Tianjin Samsung SDI Mobile Display Co.,Ltd	75.0%
Samsung SDI (Hong Kong) Ltd.	Samsung SDI Brasil Ltda.	14.5%
삼성전기㈜	Samsung Electro-Mechanics America, Inc.	100.0%
삼성전기㈜	Samsung Electro-Mechanics Germany, GMBH	100.0%
삼성전기㈜	Samsung Electro-Mechanics Hungary Inc.	100.0%
삼성전기㈜	Samsung Electro-Mechanics Thailand Co., Ltd.	75.0%
삼성전기㈜	Samsung Electro-Mechanics Philippines, Corp.	93.7%
삼성전기㈜	Calamba Premier Realty Corporation.	39.8%
삼성전기㈜	Samsung Electro-Mechanics Indonesia, pt	100.0%
삼성전기㈜	Samsung Electro-Mechanics Pte.,Ltd	100.0%
삼성전기㈜	동관삼성전기유한공사	100.0%
삼성전기㈜	천진삼성전기유한공사	81.0%
삼성전기㈜	Samsung Electro-Mechanics Hongkong Co., Ltd.	100.0%
삼성전기㈜	삼성고신전기(천진)유한공사	95.0%
Samsung Electro-Mechanics America, Inc.	Samsung Electro-Mechanics Mexicana, S.A. De C.V.	100.0%
Samsung Electro-Mechanics Thailand Co., Ltd.	Samsung Electro-Mechanics Philippines, Corp.	6.3%

출자회사명	피출자회사명	지분율
삼성화재해상보험㈜	삼성화재 인도네시아현지법인	70.0%
삼성화재해상보험㈜	Samsung Vina Insurance Co. Ltd.	50.0%
삼성화재해상보험㈜	삼성화재해상보험(중국)유한공사	100.0%
삼성중공업㈜	삼성중공업(영파)유한공사	100.0%
삼성중공업㈜	SAMSUNG HEAVY INDUSTRIES RONGCHENG Ltd. CO.	100.0%
삼성중공업㈜	Samsung Sakhalin Limited Liability Company	100.0%
삼성생명보험㈜	Samsung Life Investment (America) Ltd.	100.0%
삼성생명보험㈜	Samsung Life Investment (U.K.) Limited.	100.0%
삼성생명보험㈜	Samsung Properties China. Limited.	100.0%
삼성생명보험㈜	Samsung Asset Management(Asia) Ltd.	100.0%
삼성생명보험㈜	중항삼성인수보험유한공사	50.0%
제일모직㈜	Cheil America Inc.	100.0%
제일모직㈜	Samsung Chemical (USA). INC.	100.0%
제일모직㈜	Samsung Fashion S.r.L	100.0%
제일모직㈜	Samsung Chemical Europe Gmbh	100.0%
제일모직㈜	Associated Wool Exporters Pty., Ltd.	96.9%
제일모직㈜	Tianjin Samsung Wool Textile Co., Ltd.	75.0%
제일모직㈜	삼성복장무역(상해)유한공사	100.0%
제일모직㈜	Samsung Chemical Material Trading(Shanghai)Co.Ltd.	100.0%
삼성테크윈㈜	Samsung Opto-Electronics America. Inc.	100.0%
삼성테크윈㈜	Samsung Opto-Electronics UK. Ltd.	100.0%
삼성테크윈㈜	Samsung Opto-Electronics GmbH	100.0%
삼성테크윈㈜	Samsung Opto-Electronics France	100.0%
삼성테크윈㈜	천진삼성광전자유한공사	82.0%
시큐아이닷컴㈜	Samsung Secui America.	100.0%
㈜이삼성인터내셔날	eSamsung Japan Corporation.	70.1%
㈜이삼성인터내셔날	Opentide Japan Co., Ltd.	18.3%
㈜이삼성인터내셔날	eSamsung Asia (Holdings) Pte Ltd.	77.3%
㈜이삼성인터내셔날	Opentide Asia Pte Ltd.	18.3%
㈜이삼성인터내셔날	eSamsung Greater China Co., Ltd.	77.3%
㈜이삼성인터내셔날	Opentide Greater China Co., Ltd.	18.3%
eSamsung Japan Corporation.	Opentide Japan Co., Ltd.	45.0%
eSamsung Asia (Holdings) Pte Ltd.	Opentide Asia Pte Ltd.	45.0%
eSamsung Greater China Co., Ltd.	Opentide Greater China Co., Ltd.	40.0%
eSamsung Greater China Co., Ltd.	iMarket Asia Co., Ltd.	100.0%
Opentide Greater China Co., Ltd.	Opentide China Co., Ltd.	100.0%
iMarket Asia Co., Ltd.	iMarket TianJin Co., Ltd.	80.0%
iMarket Asia Co., Ltd.	iMarket China Co., Ltd.	80.0%
삼성코닝㈜	Samsung Corning Deutschland GmbH.	100.0%
삼성코닝㈜	Samsung Corning Malaysia SDN. BHD.	70.0%
삼성코닝㈜	SSH Limited. (구 Shum Yip Tamy Ltd.)	60.0%
삼성증권㈜	Samsung Securities (America). Inc.	100.0%
삼성증권㈜	Samsung Securities (Europe) Limited.	100.0%
삼성증권㈜	Samsung Securities (Asia) Limited.	100.0%
삼성에스디에스㈜	Opentide Japan Co., Ltd.	36.7%
삼성에스디에스㈜	Samsung SDS Infotech Pvt Ltd.	63.0%
삼성에스디에스㈜	Opentide Asia Pte Ltd.	36.7%
삼성에스디에스㈜	Opentide Greater China Co., Ltd.	36.7%
삼성에스디에스㈜	Samsung SDS America. Inc.	100.0%
삼성에스디에스㈜	Samsung SDS Europe Ltd.	100.0%
삼성에스디에스㈜	Samsung SDS Asia Pacific Pte. Ltd.	100.0%
삼성에스디에스㈜	삼성수거계통북경유한공사	100.0%

출자회사명	피출자회사명	지분율
삼성네트웍스㈜	Samsung Networks America, Inc.	100.0%
삼성네트웍스㈜	SAMSUNG NETWORKS BEIJING Co. Ltd	100.0%
Samsung SDS America, Inc.	Samsung SDS Brazil,Ltd.	100.0%
Samsung SDS America, Inc.	Samsung SDS Mexico, S.A. DE C.V.	99.0%
삼성엔지니어링㈜	Samsung Engineering Magyarorszag Kft	100.0%
삼성엔지니어링㈜	Samsung Engineering (Malaysia) SDN. BHD.	100.0%
삼성엔지니어링㈜	PT Samsung Engineering Indonesia Co., Ltd.	100.0%
삼성엔지니어링㈜	Samsung Engineering (Thailand) Co., Ltd.	33.0%
삼성엔지니어링㈜	Samsung Engineering Philippines, Inc.	40.0%
삼성엔지니어링㈜	SETIS CO., LTD	49.0%
삼성엔지니어링㈜	Samsung Engineering India Private Ltd.	100.0%
삼성엔지니어링㈜	SAMSUNG ENGINEERING CONSULTING(SHANGHAI)CO.,LTD	100.0%
삼성엔지니어링㈜	Samsung Engineering Construction(Shanghai) Co., Ltd	100.0%
삼성엔지니어링㈜	Samsung Saudi Arabia Ltd.	75.0%
삼성엔지니어링㈜	Samsung INGENIERIA MEXICO S.A DE C.V.	99.7%
삼성엔지니어링㈜	Samsung Ingenieria Minatitlan, S.A. De C.V.	99.9%
삼성엔지니어링㈜	Triko Engineering Co., Ltd.	100.0%
SETIS CO., LTD	Samsung Engineering (Thailand) Co., Ltd.	67.0%
㈜제일기획	Cheil Communications America, Inc.	100.0%
㈜제일기획	CHEIL COMMUNICATIONS EUROPE LTD.	100.0%
㈜제일기획	Cheil Communications Germany GmbH	100.0%
㈜제일기획	Cheil Communications India Pvt. Ltd.	99.9%
㈜제일기획	Cheil Communications (Thailand) Ltd	100.0%
㈜제일기획	CHEIL COMMUNICATIONS SINGAPORE PTE. LTD	100.0%
㈜제일기획	Samsung Advertising (Beijing) Inc	100.0%
㈜제일기획	CHEIL COMMUNICATIONS MEA FZ-LLC	100.0%
㈜제일기획	Cheil Communications do Brasil S/C Ltda.	99.9%
㈜제일기획	Cheil Communications Mexico Inc.	100.0%
㈜제일기획	Cheil Communications Rus Limited Liability Company	100.0%
㈜호텔신라	Samsung Hospitality America	100.0%
㈜호텔신라	New Jersey Int'l M.C.Inc.	100.0%
Cheil Communications America, Inc.	Cheil Communications India Pvt. Ltd.	0.0%

※ 단위는 %, 기준일은 2007년 3월말, 보통주 기준임.

3) 관련법령상의 규제내용 등

· " 독점규제 및 공정거래에 관한 법률" 上 상호출자제한기업집단 등

① 지정시기 : 2007年 4월 13일

② 규제내용 요약

· 출자총액의 제한

· 상호출자의 금지

· 계열사 채무보증 금지

· 금융· 보험사의 계열사 의결권 제한

· 대규모 내부거래의 이사회 의결 및 공시 등

· 비상장사 중요사항 공시

3. 타법인출자 현황

[2007. 3. 31 현재] (단위 : 천주, 백만원, %)

구분	계정과목		법인명 또는 종목명	출자 목적	기초잔액			증가(감소) 내역		분기말잔액			피출자법인의 최근사업연도 당기순이익('06年)	비고
					수량	지분율	장부가액	수량	취득(처분) 가액	수량	지분율	장부가액		
국내	매도가능증권	상장	삼성SDI(주)	경영참가 등	9,283	19.68	920,389		-7,861	9,283	19.68	912,528	91,446	
		"	삼성전기(주)	경영참가 등	17,693	22.80	394,899		11,295	17,693	22.80	406,194	96,896	
		비상장	삼성광주전자(주)	사업관련	38,516	94.25	575,712		16,981	38,516	94.25	592,693	28,998	
		"	삼성카드(주)	경영참가 등	46,520	46.85	972,965		43,515	46,520	46.85	1,016,480	271,870	
		상장	삼성테크윈(주)	경영참가 등	19,604	25.46	216,118		-1,256	19,604	25.46	214,862	160,262	
		비상장	스테코(주)	사업관련	2,448	51.00	30,941		510	2,448	51.00	31,451	3,930	
		"	세메스(주)	사업관련	1,277	63.87	-9,615		433	1,277	63.87	-9,182	15,671	
		"	서울통신기술(주)	사업관련	3,933	35.76	46,120		-3,425	3,933	35.76	42,695	17,203	
		"	삼성경제연구소(주)	경영참가 등	3,576	29.80	23,535		-538	3,576	29.80	22,997	41	
		"	삼성에스디에스(주)	경영참가 등	11,978	21.27	125,614		11,301	11,978	21.27	136,915	220,863	
		"	삼성네트웍스(주)	경영참가 등	23,956	23.07	45,024		2,506	23,956	23.07	47,530	38,560	
		"	삼성코닝(주)	경영참가 등	3,666	45.29	233,484		2,389	3,666	45.29	235,873	-47,868	
		"	삼성라이온즈(주)	경영참가 등	55	27.50	0		-157	55	27.50	-157	893	
		"	세크론(주)	사업관련	405	50.63	1,373		36	405	50.63	1,409	10,332	
		"	삼성전자서비스(주)	사업관련	6,000	83.33	41,786		-9,660	6,000	83.33	32,126	-2,510	
		"	엠이엠씨코리아(주)	사업관련	3,440	20.00	37,639		-4,212	3,440	20.00	33,427	28,500	
		"	삼성코닝정밀유리	경영참가 등	7,407	42.47	894,801		-22,082	7,407	42.47	872,719	891,066	
		"	삼성탈레스(주)	경영참가 등	13,500	50.00	116,075		1,738	13,500	50.00	117,813	22,525	
		"	리빙프라자	사업관련	767	100.00	122,994		-763	767	100.00	122,231	3,275	
		"	블루텍	사업관련	5,999	100.00	137,423		5,122	5,999	100.00	142,545	14,980	
		"	삼성전자로지텍	사업관련	1,011	100.00	33,810		2,694	1,011	100.00	36,504	10,274	
		"	보광부품 1호	사업관련		50.00	7,422		18		50.00	7,440	-99	
		"	SVIC 2호 투자조합	사업관련		99.00	3,563		-699		99.00	2,864	5,438	
		"	SVIC 3호 투자조합	사업관련		99.00	2,884		1		99.00	2,885	-35	
		"	SVIC 4호 투자조합	사업관련	1	65.67	98,077		763	1	65.67	98,840	5,459	
		"	SVIC 5호 투자조합	사업관련		99.00	14,000		448		99.00	14,448	1,545	
		"	SVIC 6호 투자조합	사업관련		99.00	24,337		-440		99.00	23,897	-1,578	
		"	SVIC 7호 투자조합	사업관련		99.00	15,096		4		99.00	15,100	215	
		"	S-LCD	사업관련	310,000	50.00	1,459,395		4,381	310,000	50.00	1,463,776	114,406	
		상장	삼성중공업(주)	경영참가 등	40,676	17.61	907,067		113,891	40,676	17.61	1,020,958	74,256	
		"	삼성정밀화학(주)	경영참가 등	2,165	8.39	50,444		8,660	2,165	8.39	59,104	50,282	
		"	호텔신라(주)	경영참가 등	2,005	5.01	30,371		-400	2,005	5.01	29,971	21,026	
		"	제일기획(주)	경영참가 등	120	2.61	27,708		480	120	2.61	28,188	52,699	
		비상장	삼성석유화학(주)	경영참가 등	514	12.96	8,040			514	12.96	8,040	-81,127	
		"	삼성종합화학(주)	경영참가 등	1,914	3.91	19,143			1,914	3.91	19,143	135,651	
		"	기업기술금융(주)(舊 기업파이낸스(주))	사업관련	1,000	17.24	5,000			1,000	17.24	5,000	1,552	
		"	부산신항만(주)	사업관련	1,135	1.26	5,677			1,135	1.26	5,677	-39,196	
		"	한국경제신문(주)	경영참가 등	72	0.39	365			72	0.39	365	6,828	
		"	(주)씨엠씨(舊제일경영컨설팅(주))	사업관련	4	4.75	19			4	4.75	19	150	
		"	지이삼성조명(주)	사업관련	80	10.00	272			80	10.00	272	2,413	
		"	부룩스 오토메이션 아시아(주)	사업관련	219	19.00	368			219	19.00	368	-2,206	
		"	삼성벤처투자(주)	사업관련	980	16.33	4,900			980	16.33	4,900	-690	
		"	블루버드소프트(주)	사업관련	140	17.00	2,441			140	17.00	2,441	1,555	
		"	(주)알티캐스트	사업관련	1,650	11.96	482			1,650	11.96	482	3,482	
		"	아이마켓코리아	사업관련	380	14.10	1,900			380	14.10	1,900	14,024	
		"	사이버뱅크	사업관련	1,083	7.46	0			1,083	7.46	0	-11,911	
		"	한국디지털위성방송	사업관련	600	0.71	3,000			600	0.71	3,000	3,553	
		"	화인칩스	사업관련	2	4.76	10			2	4.76	10	-245	
		"	애트랩	사업관련	173	4.22	260			173	4.22	260	67	
		"	(주)인터내셔널 사이버마케팅(ICM)	사업관련	450	45.00	1,166			450	45.00	1,166	-2,498	

구분	계정과목		법인명 또는 종목명	출자목적	기초잔액			증가(감소) 내역		분기말잔액			피출자법인의 최근사업연도 당기순이익 ('06年)	비고
					수량	지분율	장부가액	수량	취득(처분) 가액	수량	지분율	장부가액		
		〃	TU미디어(주)	사업관련	3,015	6.90	15,076			3,015	6.90	15,076	-84,240	
		〃	이트로닉스(주)	사업관련	0	0.00	0			0	0.00	0	240,529	
		〃	한국소프트웨어 공제조합	사업관련		0.00	150		-150	0	0.00	0	2,055	회입
해외	매도가능증권	비상장	SECA	해외거점확보		100.00	53,068		1,866		100.00	54,934	6,384	
		〃	SEA	해외거점확보	303	100.00	771,889		149,599	303	100.00	921,488	157,786	증자
		〃	SELA	해외거점확보	40	100.00	46,286		2,184	40	100.00	48,470	-7,375	
		〃	SEM	해외거점확보	868	100.00	38,454		-5,172	868	100.00	33,282	-11,060	
		〃	SEASA	해외거점확보	21,854	98.00	4,689		61	21,854	98.00	4,750	-58	
		〃	SEDA	해외거점확보		100.00	107,891		-44,142		100.00	63,749	-6,110	
		〃	SESA	해외거점확보	8,021	100.00	93,055		495	8,021	100.00	93,550	4,944	
		〃	SENA	해외거점확보	1,000	100.00	29,623		-4,404	1,000	100.00	25,219	9,874	
		〃	SEH	해외거점확보	753	100.00	341,165		42,229	753	100.00	383,394	155,811	
		〃	SEP	해외거점확보	1,751	100.00	20,500		679	1,751	100.00	21,179	2,555	
		〃	SEF	해외거점확보	2,700	100.00	89,318		444	2,700	100.00	89,762	29,919	
		〃	SEUK	해외거점확보	113,939	100.00	269,509		54,944	113,939	100.00	324,453	56,681	
		〃	SEHG	해외거점확보		100.00	136,513		8,084		100.00	144,597	26,239	
		〃	SEI	해외거점확보	677	100.00	71,154		-3,290	677	100.00	67,864	18,184	
		〃	SEBN	해외거점확보	310	100.00	50,443		4,421	310	100.00	54,864	13,871	
		〃	ELS	해외거점확보	1,306	100.00	5,067		-7,245	1,306	100.00	-2,178	3,779	
		〃	SEPOL	해외거점확보	106	100.00	31,860		3,709	106	100.00	35,569	3,531	
		〃	SSA	해외거점확보	2,000	100.00	23,834		-2,413	2,000	100.00	21,421	7,928	
		〃	SESK	해외거점확보		55.69	130,276		29,499		55.69	159,775	148,208	
		〃	SEAG	해외거점확보		100.00	13,109		-451		100.00	12,658	1,731	
		〃	SEO	해외거점확보		100.00	-11,330		13,555		100.00	2,225	2,624	
		〃	SRSC	해외거점확보		100.00	6,377		1,810		100.00	8,187	673	
		〃	SERC	해외거점확보		100.00	46,242		2,253		100.00	48,495	695	
		〃	SEAU	해외거점확보	53,200	100.00	68,349		1,064	53,200	100.00	69,413	9,148	
		〃	SEMA	해외거점확보	16,247	100.00	99,425		9,151	16,247	100.00	108,576	27,934	
		〃	SGE	해외거점확보		100.00	14,789		3,488		100.00	18,277	1,308	
		〃	SEIN	해외거점확보	46	99.99	122,500		-4,482	46	99.99	118,018	21,497	
		〃	SDMA	해외거점확보	71,400	75.00	126,731		7,386	71,400	75.00	134,117	42,840	
		〃	SIEL	해외거점확보	180,121	100.00	70,501		7,086	180,121	100.00	77,587	6,855	
		〃	SAPL	해외거점확보	42,911	70.00	217,075		15,939	42,911	70.00	233,014	31,928	
		〃	SAVINA	해외거점확보		80.00	15,963		-34		80.00	15,929	10,231	
		〃	TSE	해외거점확보	11,020	91.83	126,900		19,880	11,020	91.83	146,780	12,996	
		〃	STE	해외거점확보		49.00	3,356		201		49.00	3,557	313	
		〃	SEPHIL	해외거점확보	9,876	100.00	35,075		4,025	9,876	100.00	39,100	7,892	
		〃	SISO	해외거점확보	17	100.00	11,089		1,461	17	100.00	12,550	3,904	
		〃	STI	해외거점확보	44,000	100.00	9,914		3,746	44,000	100.00	13,660	2,434	
		〃	SME	해외거점확보	17,100	100.00	-1,410		4,122	17,100	100.00	2,712	389	
		〃	SEAH	해외거점확보		100.00	77,758		1,142		100.00	78,900	-1,907	
		〃	SEHK	해외거점확보	274,250	100.00	46,932		4,692	274,250	100.00	51,624	2,933	
		〃	SET	해외거점확보	27,270	99.99	38,518		7,850	27,270	99.99	46,368	7,887	
		〃	SESS	해외거점확보		100.00	187,694		2,247		100.00	189,941	7,749	
		〃	SCIC	해외거점확보		100.00	280,459		39,176		100.00	319,635	106,361	
		〃	SEHZ	해외거점확보		42.36	18,516		66,693		89.56	85,209	7,565	지분인수
		〃	TSED	해외거점확보		54.67	20,758		-4,185		54.67	16,573	13,071	
		〃	SSEC	해외거점확보		78.19	55,046		-111		78.19	54,935	1,754	
		〃	TSEC	해외거점확보		81.07	97,843		11,802		81.07	109,645	48,082	
		〃	SST	해외거점확보		90.00	37,784		-3,992		90.00	33,792	24,534	
		〃	TSTC	해외거점확보		90.00	142,120		72,149		90.00	214,269	93,983	
		〃	SSM	해외거점확보		49.00	3,233		-419		49.00	2,814	-6,371	
		〃	SSKMT	해외거점확보		60.00	4,236		25,822		60.00	30,058	19,386	
		〃	SESL	해외거점확보		100.00	151,736		5,132		100.00	156,868	4,280	
		〃	SESC	해외거점확보		87.60	60,361		3,295		87.60	63,656	23,365	
		〃	SSS	해외거점확보		100.00	3,373		4,013		100.00	7,386	3,180	
		〃	SEHF	해외거점확보		100.00	37,635		3,281		100.00	40,916	6,878	

구분	계정과목		법인명 또는 종목명	출자목적	기초잔액			증가(감소) 내역		분기말잔액			피출자법인의 최근사업연도 당기순이익 ('06年)	비고
					수량	지분율	장부가액	수량	취득(처분) 가액	수량	지분율	장부가액		
		〃	HSEN	해외거점확보		70.00	3,851		105		70.00	3,956	0	
		〃	SSCR	사업관련		100.00	3,678		188		100.00	3,866	355	
		〃	SJC	해외거점확보	795	50.96	21,878		46,097	795	50.96	67,975	24,171	
		〃	SYRI	해외거점확보	122	100.00	49,724		369	122	100.00	50,093	1,373	
		〃	TSST Japan	해외거점확보		49.03	50,518		-6,515		49.03	44,003	22,311	
		〃	SCT	사업관련	5	67.00	257			5	67.00	257	71	
		〃	SDIB	사업관련	2,025	0.08	55			2,025	0.08	55	14,778	
		〃	Semiconductor Portal	사업관련		4.00	9				4.00	9	-3,434	
		〃	Symbian	사업관련	10,360	4.50	31,839			10,360	4.50	31,839	66,249	
		〃	SECH	사업관련		99.99	597				99.99	597	82	
		〃	T3G	사업관련		16.26	9,164				16.26	9,164	-14,048	
		〃	CMLA LLC	사업관련		25.00	654				25.00	654	324	
		〃	MTLD Top Domain Ltd.	사업관련	600	5.00	754			600	5.00	754	-325	
		〃	INPHI	사업관련	2,732	6.40	4,171			2,732	6.40	4,171	-175	
		〃	FTS	사업관련	80	28.60	320			80	28.60	320	0	'06년 신규법인
합 계							12,400,441		776,100			13,176,541		

※ 취득(처분)가액은 지분법 및 감액 등 금전의 수수를 수반하지 않는 증가/감소를 포함함

VI. 주주에 관한 사항

1. 주주의 분포

가. 최대주주 및 그 특수관계인의 주식소유 현황

[2007년 03월 31일 현재] (단위 : 주, %)

성 명	관 계	주식의 종류	소유주식수(지분율)						변동 원인
			기 초		증 가	감 소	분 기 말		
			주식수	지분율	주식수	주식수	주식수	지분율	
이건희	본인	보통주	2,739,939	1.86	0	0	2,739,939	1.86	
삼성물산	특수관계인	보통주	5,917,362	4.02	0	0	5,917,362	4.02	
삼성복지재단	특수관계인	보통주	89,683	0.06	0	0	89,683	0.06	
삼성문화재단	특수관계인	보통주	37,615	0.03	0	0	37,615	0.03	
홍라희	특수관계인	보통주	1,083,072	0.74	0	0	1,083,072	0.74	
이재용	특수관계인	보통주	840,403	0.57	0	0	840,403	0.57	
삼성생명	특수관계인	보통주	10,688,892	7.26	0	0	10,688,892	7.26	
삼성생명	특수관계인	우선주	1,279	0.01	0	0	1,279	0.01	
삼성화재	특수관계인	보통주	1,856,370	1.26	0	0	1,856,370	1.26	
삼성증권	특수관계인	보통주	1	0.00	2	3	0	0.00	장내매매
삼성증권	특수관계인	우선주	0	0.00	30	30	0	0.00	장내매매
윤종용	특수관계인	보통주	46,300	0.03	0	0	46,300	0.03	
이학수	특수관계인	보통주	13,884	0.01	0	0	13,884	0.01	
이윤우	특수관계인	보통주	10,000	0.01	0	0	10,000	0.01	
최도석	특수관계인	보통주	13,151	0.01	0	0	13,151	0.01	
김인주	특수관계인	보통주	1,040	0.00	0	0	1,040	0.00	
이재웅	특수관계인	보통주	50	0.00	0	0	50	0.00	
Goran S. Malm	특수관계인	보통주	406	0.00	5	0	411	0.00	장내매수
계		보통주	23,338,168	15.84	7	3	23,338,172	15.84	
		우선주	1,279	0.01	30	30	1,279	0.01	
		합 계	23,339,447	13.72	37	33	23,339,451	13.72	

최대주주명 : 이건희 특수관계인의 수 : 15 명

나. 5%이상 주주의 주식소유 현황

[2006년 12월 31일 현재] (단위 : 주, %)

순위	성명(명칭)	보통주		우선주		소계	
		주식수	지분율	주식수	지분율	주식수	지분율
1	Citibank N.A	12,142,032	8.24	3,880,421	16.99	16,022,453	9.42
2	삼성생명	10,688,892	7.26	1,279	0.01	10,690,171	6.28
합 계		22,830,924	15.50	3,881,700	17.00	26,712,624	15.70

※ 최근 주주명부폐쇄일인 '06.12.31 기준임

다. 주주 분포

[2006년 12월 31일 현재] (단위 : 명, 주, %)

구 분	주주수	비 율	주식수	비 율	비 고
소액주주 합계	123,729	99.98	102,429,280	60.20	
소액주주(법인)	4,667	3.77	86,905,741	51.08	
소액주주(개인)	119,062	96.21	15,523,539	9.12	
최 대 주 주	22	0.02	23,339,447	13.72	주주수 22인 : 삼성생명 특별계정은 각기 별도 주주로 계산
주 요 주 주	0	0	0	0	
기타주주 합계	5	0	44,364,037	26.08	
기타주주(법인)	5	0	44,364,037	26.08	
기타주주(개인)	0	0	0	0	
합 계	123,756	100	170,132,764	100	

※ 최근 주주명부폐쇄일인 '06.12.31 기준임

2. 주식사무

정관상 신주인수권의 내용	1. 본 회사가 발행할 신주의 주주인수에 관하여는 제 8조 제6항에서 정하는 바에 따라 그 소유주식수에 비례하여 신주를 배정하며, 주주가 신주인수권을 포기 또는 상실하거나 신주 배정시 단수주가 발생 하였을 경우에는 이사회 결의에 따라 이를 처리한다. 2. 제1항의 규정에도 불구하고 다음 각 호의 경우에는 주주외의 자에게 신주를 배정할 수 있다. ① 증권거래법등 관계법규의 규정에 의하여 이사회의 결의로 신주를 모집하거나 인수인에게 인수하게 하는 경우 ② 증권거래법등 관계법규의 규정에 의하여 이사회의 결의로 우리사주조합원에게 신주를 우선배정하는 경우 ③ 증권거래법등 관계법규의 규정에 의하여 이사회의 결의로 주식예탁증서(DR) 발행에 따라 신주를 발행하는 경우 ④ 제11조의 3에 의하여 일반공모증자 방식으로 신주를 발행하는 경우 ⑤ 제11조의 4에 의하여 주식매수선택권의 행사로 인하여 신주를 발행하는 경우 ⑥ 긴급한 자금의 조달을 위하여 국내외 금융기관 또는 기술도입 등을 필요로 그 제휴회사에게 이사회 결의로 회사의 보통주식 또는 우선주식을 발행주식 총수의 100분의 30을 초과하지 않는 범위내에서 신주를 발행하는 경우. 다만, 이 경우 신주의 발행가격은 증권거래법시행령 제 84조 의5의 규정에서 정하는 가격 이상으로 한다. ☞(주) 제 8조 6항 본 회사가 유상증자, 무상증자, 주식배당을 실시하는 경우, 보통주식에 대하여는 보통주식을, 우선주식에 대하여는 동일한 조건의 우선주식을 각 그 소유주식 비율에 따라 발행하는 것을 원칙으로 한다. 다만, 회사는 필요에 따라서 유상증자나 주식배당시 한가지 종류의 주식만을 발행할 수도 있으며 이 경우 모든 주주는 그 발행되는 주식에 대하여 배정 또는 배당을 받을 권리를 갖는다. ☞ (주) 제11조의3 (일반공모증자) 1.본 회사는 발행주식총수의 100분의 30을 초과하지 않는 범위내에서 증권거래법 제189조의 3의 규정에서 정하는 방법에 따라 이사회의 결의로 일반공모증자방식에 의하여 신주를 발행할 수 있다. 2.일반공모증자방식에 의하여 신주를 발행하는 경우에는 발행할 주식의 종류와 수 및 발행가격 등은 이사회의 결의

로써 정한다.
다만,이 경우 신주의 발행가격은 증권거래법시행령 제84조의 5의 규정에서 정하는 가격 이상으로 한다.

☞ (주) 제11조의4 (주식매수선택권)

1. 본 회사는 임· 직원(증권거래법 제189조의4 제1항에서 규정하는 관계회사의 임· 직원을 포함한다. 이하 이 조에서 같다)에게 증권거래법이 허용하는 한도내에서 증권거래법 제189조의4의 규정에 의한 주식매수선택권을 주주총회의 특별결의로 부여할 수 있다. 다만, 관계법령이 정하는 한도까지 임 · 직원(본 회사의 이사를 제외한다)에게 이사회 결의로써 주식매수선택권을 부여할 수 있다.

2. 주식매수선택권을 부여받을 자는 회사의 설립· 경영· 해외영업 또는 기술혁신 등에 기여하거나 기여할 수 있는 임· 직원으로하되 관계법령에서 주식매수선택권을 부여받을 수 없는 자로 규정한 임· 직원은 제외한다.

3. 주식매수선택권의 행사로 교부할 주식(주식매수선택권의 행사가격과 시가와의 차액을 현금 또는 자기주식으로 교부하는 경우에는 그 차액의 산정기준이 되는 주식을 말한다) 은 기명식 보통주식 또는 기명식 우선주식으로 한다.

4. 주식매수선택권의 행사로 교부할 수 있는 주식의 총수는 관계법령에서 허용하는 한도까지로 한다.

5. 주식매수선택권은 이를 부여하는 주주총회 또는 이사회의 결의일로부터 2년이 경과한 날로부터 8년이내에서 각 해당 주주총회 또는 해당 이사회의 결의로 정하는 행사만료일까지 행사할 수 있다. 단, 이 경우 주식매수선택권을 부여받은 자는 관계법령이 정하는 경우를 제외하고는 본문의 규정에 의한 결의일로부터 2년 이상 재임 또는 재직하여야 이를 행사할 수 있다.

6. 주식매수선택권의 내용, 행사가격 등 주식매수선택권의 조건은 관계법령 및 정관이 정하는 바에 따라 주주총회의 특별결의 또는 이사회 결의로 정하되, 관계법령 및 정관에서 주주총회 또는 이사회의 결의사항으로 규정하지 않은 사항은 이사회 또는 이사회로부터 위임받은 위원회에서 결정할 수 있다.

7. 다음 각호의 1에 해당하는 경우에는 이사회의 결의로 주식매수선택권의 부여를 취소할 수 있다.
   1. 임· 직원이 주식매수선택권을 부여받은 후 임의로 퇴임하거나 퇴직한 경우
   2. 임· 직원이 고의 또는 과실로 회사에 중대한 손해를 초래하게 한 경우
   3. 기타 주식매수선택권 부여계약에서 정한 취소 사유가 발생한 경우

결 산 일	12월 31일	정기주주총회	매 사업년도 종료후 3월 이내
주주명부폐쇄기간			1월 1일부터 1개월 間
주권의 종류	1,5,10,50,100,500,1000,10000(8종)		
명의개서대리인	증권예탁결제원(T:3774-3000): 서울시 영등포구 여의도동 34-6번지		
주주의 특전	없음	공고게재신문	중앙일보

3. 최근 6개월 간의 주가 및 주식 거래실적

가. 국내증권시장

(단위 : 원, 천주)

종 류		'06.10월	11월	12월	'07.1월	2월	3월
보통주	최 고	665,000	662,000	641,000	625,000	606,000	602,000
	최 저	609,000	605,000	600,000	578,000	562,000	563,000
월간거래량		6,804	6,998	6,887	11,055	10,912	9,737
우선주	최 고	500,000	501,000	500,000	487,500	471,000	458,000
	최 저	454,500	449,000	480,000	438,000	420,000	433,000
월간거래량		918	1,016	649	1,052	1,064	786

나. 해외증권시장

[증권거래소명 : 런던 증권거래소(보통주)] (단위 : $, 천DR)

종 류		'06.10월	11월	12월	'07.1월	2월	3월
보통주	최 고	350.00	352.75	346.50	336.75	324.00	316.00
	최 저	317.50	323.50	323.00	302.75	300.25	292.25
월간거래량		1,240	1,266	1,282	1,945	1,406	1,419

[증권거래소명 : 룩셈부르크 증권거래소(우선주)] (단위 : $, 천DR)

종 류		'06.10월	11월	12월	'07.1월	2월	3월
우선주	최 고	261.25	267.50	271.25	261.00	250.00	240.50
	최 저	238.50	239.00	253.25	230.50	223.25	222.00
월간거래량		375	343	209	381	648	270

VII. 임원 및 직원 등에 관한 사항

1. 임원의 현황

(단위 : 주)

직 명 (상근여부)	등기임원 여부	성 명	생년월일	약 력	담당업무	소유주식수		비 고
						보통주	우선주	
대표이사 회장 (상근)	등기임원	이건희	1942.01.09	삼성그룹회장	전사 중장기 전략	2,739,939	0	중임
대표이사 부회장 (상근)	등기임원	윤종용	1944.01.21	삼성그룹 일본본사 대표이사 사장	전사 경영전반 총괄	46,300	0	중임
대표이사 부회장 (상근)	등기임원	이학수	1946.06.25	삼성전자 회장실 실장 대표이사 사장	회장실 업무 총괄 겸) 삼성 전략기획 관련 업무 총괄	13,884	0	중임
대표이사 부회장 (상근)	등기임원	이윤우	1946.06.26	삼성전자 반도체총괄 대표이사 사장	대외협력담당	10,000	0	중임
대표이사 사장 (상근)	등기임원	최도석	1949.05.03	삼성전자 경영지원총괄 사장	전사 경영지원업무 총괄	13,151	0	중임
사장 (상근)	등기임원	김인주	1958.12.13	삼성전자 회장실 사장	삼성 전략기획 관련업무	1,040	0	중임
사외이사 (비상근)	등기임원	정귀호	1939.08.04	대법원 대법관	전사 경영전반에 대한 업무	0	0	중임
사외이사 (비상근)	등기임원	황재성	1944.02.01	서울지방 국세청장	전사 경영전반에 대한 업무	0	0	중임
사외이사 (비상근)	등기임원	이갑현	1943.08.18	한국외환은행장	전사 경영전반에 대한 업무	0	0	중임
사외이사 (비상근)	등기임원	윤동민	1945.04.04	법무부 보호국 국장	전사 경영전반에 대한 업무	0	0	신임
사외이사 (비상근)	등기임원	이재웅	1942.05.02	성균관대학교 부총장	전사 경영전반에 대한 업무	50	0	신임
사외이사 (비상근)	등기임원	Goran S. Malm	1947.03.14	GE Asia-Pacific 사장/ GE Senior VP	전사 경영전반에 대한 업무	411	0	중임
사외이사 (비상근)	등기임원	박오수	1952.12.24	한국인사조직학회 회장	전사 경영전반에 대한 업무	0	0	신임

○ 타회사 임원겸직 현황

겸 직 현 황		겸 직 회 사			비 고
성 명	직 위	회사명	직 위	담당업무	
이건희	대표이사 회 장	S J C (일본 현지 판매 법인)	이 사	비상근	
이윤우	대표이사 부회장	에스엘시디 주식회사	이 사	비상근	

○ 미등기임원현황

직 위	성 명	생년월일	담당업무	약 력	학 력
부회장	이기태	19481007	기술총괄	정보통신총괄	인하대
사장	임형규	19530204	종합기술원장	기술총괄	Univ. of Florida(博士)
사장	이상완	19500322	LCD총괄	AMLCD사업부장	연세대(碩士)
사장	황창규	19530123	반도체총괄	메모리사업부장	Univ. of Massachusetts, Amherst(博士)
사장	신필열	19461111	삼성스포츠단	삼성스포츠단	서울대

직 위	성 명	생년월일	담당업무	약 력	학 력
사장	이현봉	19490719	서남아총괄	생활가전총괄	서울대
사장	권오현	19521015	System LSI사업부장	LSI개발실장	Stanford Univ.(博士)
사장	최지성	19510202	정보통신총괄	디지털미디어총괄	서울대
사장	이창렬	19491009	일본본사장	일본본사장	한양대
사장	박근희	19531019	중국본사장	중국본사장	청주대
사장대우	이종왕	19490501	법무실장	법무실장	서울대
사장	양해경	19480316	구주전략본부장	구주전략본부장	고려대
사장	오동진	19481022	북미총괄	북미총괄	성균관대
사장	김재욱	19540130	기술총괄 제조기술담당	메모리제조담당	한양대
사장	박종우	19520710	디지털미디어총괄	디지털프린팅사업부장	Purdue Univ.(博士)
사장	이순동	19470329	전략기획실장 보좌역	기획홍보팀장	연세대(碩士)
부사장	이상배	19500120	세렘방복합단지장	수원지원센터장	동국대
부사장	고인수	19490925	성균관대 재단 파견	인력개발원 부원장	성균관대
부사장	박노병	19550902	CTO전략실장	디지털미디어연구소장	Univ. of Southern California(博士)
부사장	이실	19490703	삼성스포츠단 담당임원	삼성스포츠단 담당임원	연세대
부사장	조수인	19570113	메모리제조센터장	메모리 DRAM개발실장	아주대(碩士)
부사장	신윤승	19551030	System LSI DDI사업팀장	메모리 SRAM/Flash개발실장	한국과학기술원(博士)
부사장	노인식	19510119	인사지원팀장	인력팀장	성균관대
부사장	지대섭	19531106	반도체 경영지원실장	반도체 경영지원실장	홍익대(碩士)
부사장	최광해	19560109	전략지원팀 담당임원	재무팀 담당임원	서울대
부사장	장충기	19540113	기획홍보팀 담당임원	기획팀 담당임원	서울대
부사장	박상진	19530316	동남아총괄	무선사업부장	서울대
부사장	우남성	19530107	System LSI SOC개발실장	SYS.LSI Mobile Solution개발실장	Univ. of Maryland, Coll. Park(博士)
부사장	장창덕	19501004	국내영업사업부장	CIS총괄	성균관대
부사장	김인수	19490908	구주총괄	인사팀장	성균관대
부사장	김헌수	19500601	컴퓨터시스템사업부장	컴퓨터시스템 전략마케팅팀장	Illinois Inst. of Tech.(碩士)
부사장	최진균	19490328	생활가전사업부장	스토리지사업부장	중앙대
부사장	윤주화	19530226	경영지원팀장	경영지원팀장	성균관대
부사장	장원기	19550202	HD Display센터장	Display Device센터장	연세대(碩士)
부사장	박형건	19550201	스토리지사업부장	System LSI FAB센터장	서강대
부사장	최외홍	19521220	재경팀장	정보가전 기획지원팀장	홍익대(碩士)
부사장	윤순봉	19560210	기획홍보팀 담당임원	기획홍보팀 담당임원	홍익대(博士)
부사장	최주현	19540127	전략지원팀 담당임원	경영진단팀장	서울대
부사장대우	서우정	19560408	법무실 담당임원	법무실 담당임원	서울대
부사장	권희민	19520311	Digital Solution센터장	DSC Solution개발팀장	California Inst. of Tech.(博士)
부사장	이관수	19490626	네트워크사업부장	통신연구소장	California Polytechnic State Univ.(碩士)
부사장	서광벽	19540812	System LSI ASIC/Foundry사업팀장	SYS.LSI 기술개발실장	North Carolina State Univ.(博士)
부사장	박희균	19510401	SAS법인장	SAS 담당임원	North Carolina State Univ.(博士)
부사장	김현덕	19510115	경영기획팀장	일본본사 담당임원	한양대
부사장	안주환	19501211	LCD 경영지원실장	멕시코복합단지장	연세대
부사장	김운섭	19521001	정보통신 경영지원실장	통신 기획지원팀장	경북대(碩士)
부사장대우	김상균	19580708	법무실 담당임원	법무실 담당임원	서울대
부사장	윤진혁	19531006	LCD Mobile Display사업팀장	일본본사 담당임원	부산대
부사장	최도환	19540219	무선 상품기획팀장	무선 개발실 담당임원	경북대
부사장	조남용	19510620	메모리 전략마케팅팀장	메모리 Command Center장	고려대
부사장	전동수	19580801	디지털AV사업부장	SYS.LSI 전략마케팅팀장	경북대(碩士)
부사장	김광호	19540330	IP전략실장	법무팀장	George Washington Univ.(碩士)
부사장	정현량	19531002	일본본사 담당임원	생활가전 경영지원팀장	성균관대
부사장	장병조	19540206	구미지원센터장	구미공장장	경북대(碩士)
부사장	주우식	19590617	IR팀장	자금팀 담당임원	Cornell Univ.(博士)
부사장	고영범	19580815	메모리 기술센터장	메모리제조담당 FAB1팀장	Osaka Univ.(博士)
부사장	최창식	19540106	System LSI제조센터장	SYS.LSI DDI개발실장	North Carolina State Univ.(博士)
부사장	최창수	19501020	무선 전략마케팅팀장	무선 해외영업팀 담당임원	인하대
부사장	조원국	19501009	디지털미디어 경영지원실장	CIS총괄	홍익대(碩士)
부사장	윤부근	19530206	영상디스플레이사업부장	영상디스플레이 개발팀장	한양대
부사장	이상훈	19550615	전략지원팀 담당임원	해외지원팀 담당임원	경북대
부사장	김상항	19550112	전략지원팀 담당임원	재무팀 담당임원	한양대
전무	김원정	19530714	개발사업팀장	개발사업팀장	고려대
전무	남상권	19520517	반도체 구매팀장	SDMA법인장	인하대
전무	방인배	19540116	국내영업 B2B영업팀장	인력팀 담당임원	고려대
전무	오석하	19500621	SIEL법인장	서남아총괄	건국대

직 위	성 명	생 년 월 일	담 당 업 무	약 력	학 력
전무	이상렬	19510926	생활가전 제조팀장	디지털미디어 제조기술센터장	한양대
전무	이원식	19560727	메모리 품질보증실장	메모리 차세대연구팀장	Univ. of Maryland, Coll. Park(博士)
전무	정활	19540322	국내영업 애니콜영업팀장	국내영업 특판팀장	중앙대
전무대우	정국현	19520115	디자인전략팀장	디자인경영센터장	Chiba Univ.(碩士)
전무	현광석	19520315	무선 모바일응용사업팀장	무선 구매팀장	고려대
전무대우	권기섭	19600620	법무팀 담당임원	법무팀 담당임원	Quinnipiac Coll.(博士)
전무	김준	19580222	회장실1팀장	회장실1팀 담당임원	고려대
전무	김재범	19550514	반도체 기획팀장	반도체 국제팀장	Univ. of California, Berkeley(碩士)
전무	김정한	19501230	무선 해외영업팀장	무선 마케팅팀장	서울대
전무	김필영	19580521	네트워크 Internet Infra사업팀장	네트워크 Internet Infra사업팀 담당임원	경북대
전무	박하철	19620904	LCD 전략마케팅팀장	LCD 마케팅팀장	Stanford Univ.(碩士)
전무대우	성열우	19590207	법무실 담당임원	법무실 담당임원	서울대
전무대우	윤지홍	19541107	무선 디자인팀장	C&C디자인 담당	한양대(碩士)
전무	이근면	19520415	정보통신 인사팀장	통신 경영지원팀 담당임원	아주대(碩士)
전무	이범일	19590127	기획홍보팀 담당임원	기획팀 담당임원	한국과학기술원(博士)
전무	이병철	19530810	소주공업단지장	생활가전 경영지원팀장	대구상고
전무	이인용	19570308	홍보팀장	홍보팀장	서울대
전무	이재원	19531113	DP센터장	온양 제조팀장	인하대
전무	이종석	19630426	Global마케팅실장	보좌역	Cornell Univ.(碩士)
전무	장형옥	19530720	국내영업 담당임원	SESS법인장	연세대
전무	정유성	19561225	인사팀장	인사팀 담당임원	한양대
전무	정인철	19530707	무선 해외영업팀장	무선 해외영업팀 담당임원	한국외국어대
전무	조규담	19521226	SESK법인장	영상디스플레이 Global운영팀장	경북대
전무	조윤영	19570823	전략지원팀 담당임원	재무팀 담당임원	한국과학기술원(博士)
전무	허영호	19520730	수원지원센터장	수원지원 인사팀장	동아대
전무	강병수	19510907	구매전략팀장	SDMA법인장	제주대
전무	고태일	19510107	SSEC법인장	TTSEC/TSED법인장	한국외국어대
전무	김광태	19550514	안식년	홍보팀 담당임원	연세대(碩士)
전무	김광현	19550822	System LSI 전략마케팅팀장	SYS.LSI ASIC개발팀장	Virginia Tech(博士)
전무	김봉영	19570120	경영진단팀장	감사팀장	한양대
전무대우	김상우	19611010	법무팀 담당임원	법무팀 담당임원	Columbia Univ.(碩士)
전무	김성배	19580820	재경팀 담당임원	재무팀 담당임원	서울대
전무대우	김수목	19640518	법무실 담당임원	법무실 담당임원	서울대
전무	김일웅	19590415	메모리 전략마케팅팀 담당임원	메모리 마케팅팀장	Illinois Inst. of Tech.(博士)
전무	김종중	19560707	전략지원팀 담당임원	재무팀 담당임원	고려대
전무	김종호	19570620	무선 제조센터장	무선 제조팀장	숭실대
전무	김철진	19541219	CTO 기술기획팀장	SISA법인장	성균관대
전무	김형문	19541216	메모리 영업팀장	SSEG법인장	한양대
전무	남성우	19570224	경영혁신팀 담당임원	경영진단팀 담당부장	서강대
전무	박승룡	19560914	종합기술원 담당임원	종합기술원 담당임원	한양대
전무	박용환	19560201	메모리 전략마케팅팀 담당임원	SSI법인장	홍익대(碩士)
전무	박종원	19530420	중남미총괄	디스플레이전략마케팅팀장	서울대
전무	방정호	19550124	SESS법인장	메모리 TEST기술팀장	인하대
전무	성인희	19570103	인사지원팀 담당임원	인력팀 담당임원	경희대
전무	신상흥	19521110	영상전략마케팅팀장	SESA법인장	경북대
전무	안승준	19551018	인사팀 담당임원	인사팀 담당임원	Univ. of Bridgeport(碩士)
전무	유두영	19540510	SEI법인장	SEI부법인장	한국외국어대
전무	이선종	19580524	재경팀 담당임원	경리팀 담당임원	고려대(碩士)
전무	이승일	19610522	디지털미디어 마케팅팀장	국내영업 담당임원	Univ. of Michigan, Ann Arbor(碩士)
전무	이철희	19551003	중국본사 담당임원	SSS법인장	중국문화대학원(碩士)
전무	정병기	19530714	재경팀 담당임원	구매전략팀 담당임원	Univ. of Sussex(碩士)
전무	하윤호	19541016	디스플레이전략마케팅팀장	GMO 지역전략팀장	한국외국어대
전무	공정택	19590303	메모리 지적자산팀장	메모리 CAE팀장	Duke Univ.(博士)
전무	곽영수	19561123	국내영업 전략유통영업팀장	국내영업 유통영업 담당임원	서울시립대
전무	김영국	19531001	LCD 자재구매팀장	AMLCD 구매팀장	숭실대
전무	김성식	19550722	TSEC법인장	비데오 개발팀장	인하대
전무	김재권	19550826	영상디스플레이 구매팀장	영상디스플레이 구매팀 담당부장	한국외국어대
전무	김철교	19580825	생산기술연구소장	생산기술혁신팀장	연세대(碩士)
전무	김태호	19561126	기획홍보팀 담당임원	홍보팀 담당임원	성균관대
전무	김형태	19600505	경영혁신팀 담당임원	경영혁신팀 담당임원	중앙대(碩士)
전무	노기학	19570225	무선 해외영업팀장	TSTC법인장	영남대

직 위	성 명	생 년 월 일	담 당 업 무	약 력	학 력
전무	배병률	19551205	미래전략그룹장	미래전략그룹장	숭실대
전무	변정우	19561228	메모리 FAB팀장	메모리 A1-P/J장	경북대
전무	이돈주	19561013	CIS총괄	SER법인장	Columbia Univ.(碩士)
전무	이장재	19550114	디지털프린팅 전략마케팅팀장	SEPOL법인장	연세대
전무	이재국	19580805	생활가전 지원팀장	생활가전 경영지원팀 담당임원	성균관대
전무	이재용	19680623	CCO	경영기획팀 경영전략담당	Harvard Univ.(博士)
전무	이택근	19550728	IT Display센터장	LCD FAB팀장	홍익대
전무대우	이현동	19651003	법무실 담당임원	법무실 담당임원	서울대
전무	정현호	19600306	무선 지원팀장	전략지원팀 담당임원	Harvard Univ.(碩士)
전무	최병석	19580128	LCD 지원팀장	디지털미디어 지원팀장	경북대
전무	홍석우	19560212	북미 마케팅팀장	GMO 상품전략팀장	한국과학기술원(碩士)
상무대우	엄대현	19660315	법무실 담당임원	법무실 담당임원	한양대
상무대우	여남구	19630105	법무실 담당임원	법무실 담당임원	서울대(碩士)
상무	강승각	19550313	SEG법인장	무선 해외영업팀 담당임원	서울대
상무	길영준	19561208	SISA법인장	종합기술원 담당임원	한국과학기술원(博士)
상무대우	김윤근	19640718	법무실 담당임원	법무실 담당임원	서울대
상무	박현기	19550911	디지털프린팅 Global CS팀장	디지털프린팅 개발팀 담당임원	경희대(碩士)
상무대우	신영준	19650119	법무실 담당임원	법무실 담당임원	경희대(碩士)
상무	심수옥	19620130	GMO 브랜드전략팀장	GMO 담당임원	이화여대
상무대우	안덕호	19680728	법무실 담당임원	법무실 담당임원	서울대
상무	조홍식	19570322	메모리 Command Center장	메모리 영업팀장	숭실대
상무	황춘택	19550820	디지털AV Global운영팀장	일본본사 담당임원	영남대
상무대우	강선영	19631220	법무실 담당임원	법무실 담당임원	고려대
상무	강영기	19570425	경영기획팀 담당임원	경영기획팀 담당임원	연세대(博士)
상무	강태용	19550823	중국 마케팅팀장	국내영업 시스템가전영업팀장	서강대(碩士)
상무	고양진	19560111	중국본사 담당임원	경협북경사무소장	경희대
상무	구자현	19580422	디지털미디어 지원팀장	감사팀장	부산대
상무	김상현	19610302	메모리 기획팀장	재무팀 담당임원	한양대
상무	김수봉	19550401	영상전략마케팅팀 담당임원	SEGZ법인장	성균관대
상무	김양규	19550513	무선 해외영업팀장	SEF법인장	Insa De Lyon(碩士)
상무	김영식	19581003	해외지원팀장	해외지원팀 담당임원	고려대
상무	김영태	19571229	생산기술연구소 기반기술팀장	생산기술혁신팀 담당임원	Georgia Inst. of Tech.(博士)
상무	김헌성	19550802	LCD 마케팅팀장	LCD 영업팀장	서울대
상무	도인록	19570618	디지털AV Solution사업팀장	비데오 개발팀 담당임원	아주대(碩士)
상무	박두의	19560128	디지털미디어 기획팀장	디지털미디어 경영지원팀 담당임원	연세대
상무	박상범	19570627	CS경영센터장	CS경영 Global서비스팀장	성균관대
상무	박상탁	19560505	종합기술원 담당임원	전략팀 담당부장	한양대
상무	박용진	19561023	디스플레이전략마케팅팀 담당임원	SEA DIT Div장	고려대
상무	박전만	19571107	무선 상품기획팀 담당임원	통신 차세대단말팀 담당임원	State Univ. of New York, Buffalo(博士)
상무	박희선	19551009	경영혁신팀 담당임원	경영혁신팀 담당임원	건국대
상무	손정민	19600727	LCD FAB팀장	Photomask팀장	한양대(碩士)
상무	신정수	19540724	생활가전 전략마케팅팀장	GMO 고객전략팀장	한국외국어대
상무	안재근	19570815	반도체 인사팀장	SAPL 반도체Div.장	동국대
상무	안홍진	19560408	홍보팀 담당임원	홍보팀 담당임원	한국외국어대
상무	이선용	19580205	System LSI FAB팀장	TW팀장	광운대
상무	이승구	19560316	중국본사 담당임원	디지털프린팅 지원팀장	숭실대
상무	이태직	19570119	스토리지 전략마케팅팀장	디스플레이전략마케팅팀 담당임원	한국외국어대(碩士)
상무	이호영	19560326	LCD U-T/F장	LCD Module팀장	성균관대
상무	이효중	19560802	네트워크 전략마케팅팀장	네트워크 전략마케팅팀 담당임원	한양대(碩士)
상무	장중진	19570224	국내영업 경영지원팀장	영상디스플레이 지원팀장	국민대
상무	조현탁	19590107	네트워크영업팀장	네트워크영업팀 담당부장	경북대
상무	최시돈	19590123	DP센터 제조팀장	DP센터 Module팀장	경북대(碩士)
상무	허은	19531119	경영혁신팀 담당임원	디지털프린팅 Global CS팀장	영남대
상무	고동진	19610326	무선 상품기획팀 담당임원	유럽연구소 담당임원	Univ. of Sussex(碩士)
상무	김영수	19560519	경영기획팀 담당임원	통신 기획팀 담당부장	Univ. of Hartford(碩士)
상무	김재우	19581112	SEHK법인장	SEHK 담당임원	동국대
상무대우	김재현	19550605	법무팀 담당임원	법무팀 담당임원	New York Univ.(碩士)
상무	김종산	19551209	반도체 Infra기획팀장	반도체 UT팀 담당부장	전남대
상무	김지승	19610227	정보통신 지원팀장	통신 경영지원팀 담당임원	고려대
상무	김철호	19590912	생활가전 Global CS팀장	CS경영 원류품질혁신팀장	인하대
상무	남병규	19590320	수원지원 지원팀장	디지털미디어 경영지원팀 담당부장	영남대

직 위	성 명	생년월일	담당업무	약 력	학 력
상무	데이빗스틸	19660924	무선 마케팅팀 담당임원	디지털미디어 마케팅팀장	MIT(博士)
상무	류선호	19560929	메모리 FAB팀장	메모리 FAB팀 수석	인하대
상무	박경정	19580601	Global ERP T/F 담당임원	무선 지원팀장	영남대
상무	박영경	19610709	회장실1팀 담당임원	회장실1팀 담당임원	경희호텔전문대
상무	박명동	19590617	무선 해외영업팀장	일본본사 담당부장	인하대
상무	박성수	19560615	디지털AV 전략마케팅팀장	DSC 기획팀장	성균관대
상무	박재승	19551002	생활가전 전략마케팅팀 담당임원	SEAU법인장	연세대
상무	박종환	19611217	생활가전 지원팀 담당임원	시스템가전 지원팀 담당임원	연세대(碩士)
상무	박화덕	19570316	디지털AV Global CS팀장	컴퓨터 Global CS팀장	충남대
상무	방상원	19580618	일본본사 담당임원	일본본사 담당부장	한양대
상무	배경태	19580310	SEPOL법인장	디지털미디어 인사팀장	동국대
상무	배창선	19580807	IT Display센터 지원팀장	감사팀 담당임원	Univ. of Illinois, Urbana-Champaign (碩士)
상무	백남육	19571010	국내영업 마케팅팀장	국내영업 서울지사장	성균관대(碩士)
상무	서병삼	19570603	조리기기사업팀장	SEMA법인장	아주대
상무	손대일	19561221	STA법인장	통신 경영지원실 담당임원	MIT(碩士)
상무	송백규	19580423	감사팀장	LCD 지원팀장	고려대
상무	심상배	19550318	국내영업 MD사업팀장	국내영업 MD사업팀장	단국대
상무대우	안병철	19570625	스포츠과학지원실장	스포츠과학지원실장	Chiba Univ.(博士)
상무	옥경석	19580409	반도체 지원팀장	메모리 지원팀장	건국대
상무	원기찬	19600227	디지털미디어 인사팀장	인사팀 담당임원	성균관대
상무대우	유제일	19590101	재경팀 담당임원	경리팀 담당부장	동국대
상무	이건혁	19630717	IR팀 담당임원	IR팀 담당임원	London Sch.of Economics(博士)
상무대우	이기옥	19670210	법무실 담당임원	법무실 담당임원	성균관대
상무	이석영	19570424	중국본사 담당임원	중국본사 담당임원	마산상고
상무	이우석	19580604	메모리 인사팀장	SYS.LSI 인사팀 담당부장	광운대
상무	장기철	19570327	반도체 경영혁신팀장	메모리 운영팀 담당부장	부산대
상무	전광호	19540630	재경팀 담당임원	업무팀 담당임원	성균관대
상무	조남성	19590714	일본본사 담당임원	경영진단팀 담당임원	한국과학기술원(碩士)
상무	조병학	19600814	System LSI 영업팀장	SYS.LSI 기획팀장	서강대
상무	조중헌	19550716	중남미 경영지원팀장	디지털AV 지원팀장	서울대
상무	차영수	19610614	전략지원팀 담당임원	경영지원팀 담당임원	Indiana Univ., Bloomington(碩士)
상무	최신형	19601115	전략지원팀 담당임원	재무팀 담당임원	부산대
상무	허상훈	19590819	무선 CS팀장	무선 CS팀장	부산대
상무	홍완훈	19591114	메모리 마케팅팀장	SET법인장	인하대
상무	고창범	19540523	SEA ADC장	SEIN 담당부장	성균관대
상무	김광준	19590317	종합기술원 담당임원	재무팀 담당임원	Univ. of Southern California(博士)
상무	김영근	19570801	메모리 개발QA팀장	메모리 품질팀 담당임원	한양대
상무	김영수	19570202	국내영업 B2B영업팀 담당임원	DSC Home Solution사업팀장	동아대
상무	김정환	19580127	SESA법인장	GMO 마케팅전략팀장	한국외국어대
상무	김종인	19581010	네트워크 Internet Infra사업팀 담당임원	무선 상품기획팀 담당임원	경북대
상무	김준식	19580228	기획홍보팀 담당임원	홍보팀 담당임원	고려대
상무	김진안	19560519	SEK법인장	국내영업 IT B2B영업팀 담당임원	Universite Laval(碩士)
상무	김홍식	19550410	중국 경영지원팀장	컴퓨터 지원팀장	청주대
상무	류두현	19571129	메모리 지원팀장	DP센터 지원팀장	고려대
상무	류성일	19580624	CS경영 품질보증팀장	감사팀 담당임원	한양대
상무	민영성	19570313	북미 경영지원팀장	비디오 지원팀장	성균관대
상무	박재순	19600806	SEA DCE Div장	SECA법인장	성균관대
상무	박종갑	19601225	국내영업 B2B영업팀 담당임원	국내영업 CE B2B영업팀장	전북대
상무	박종서	19570505	일본본사 담당임원	시스템가전 구매팀장	건국대
상무	서치원	19570405	중아총괄	GMO 지역전략팀장	연세대
상무	송창룡	19600905	메모리 FAB팀장	메모리 공정기술팀장	고려대
상무	연제찬	19541204	SEU법인장	USE법인장	경희대
상무	오영복	19550408	LCD 설비구매팀장	LCD 설비구매팀장	한양대
상무	우형래	19560308	네트워크 Internet Infra사업팀 담당임원	Moscow 통신지점장	연세대
상무	유수경	19560103	LCD 품질팀장	AMLCD 품질보증팀장	서강대(碩士)
상무	육현표	19590113	기획홍보팀 담당임원	기획팀 담당임원	고려대(碩士)
상무	윤승철	19580305	기술총괄 지원팀장	통신 경영지원실 담당임원	경북대
상무	이강의	19590315	디지털프린팅 지원팀장	DP센터 지원팀장	중앙대
상무	이건종	19570118	LCD FAB팀장	HD Display센터 담당임원	건국대(博士)
상무	이선우	19590602	SET법인장	메모리 영업팀장	Univ. of Warwick(碩士)

직 위	성 명	생 년 월 일	담 당 업 무	약 력	학 력
상무	이영우	19611014	CTO 기술O/S센터장	Dallas연구소 담당임원	경북대(碩士)
상무	이영우	19590118	메모리 영업팀장	SSEL법인장	중앙대
상무	이재경	19580215	메모리 EDS팀장	메모리 FAB센터 담당임원	경북대
상무	이정식	19570525	국내영업 전속유통영업팀장	국내영업 수도권지사장	서강대(碩士)
상무	이종찬	19581115	SEIN법인장	SESK법인장	아주대(碩士)
상무	이태현	19600511	인력개발원 담당임원	인력팀 담당임원	State Univ. of New York, Stony Brook (碩士)
상무	전성호	19590717	영상전략마케팅팀 담당임원	영상전략마케팅팀 담당임원	홍익대
상무	전용배	19620815	회장실2팀 담당임원	회장실2팀 담당임원	서울대(碩士)
상무	전우현	19581124	무선 인사팀장	구미지원센터 담당임원	경북대(碩士)
상무	정민형	19610119	종합기술원 담당임원	기술기획팀장	서울대
상무	정재륜	19590306	System LSI 영업팀장	SYS.LSI Command Center장	경북대
상무	조성래	19570426	구매전략팀 담당임원	감사팀 담당임원	경희대
상무	조용덕	19590306	LCD 기획팀장	LCD 경영지원팀 담당임원	Columbia Univ.(博士)
상무	지완구	19580208	경영혁신팀 담당임원	경영혁신팀 담당임원	국민대
상무	채회선	19610225	메모리 생산기술팀장	메모리 FAB팀장	관동대
상무	최동욱	19570827	LCD FAB팀장	LCD FAB팀장	아주대(碩士)
상무	최승하	19590312	전략지원팀 담당임원	경영진단팀 담당임원	연세대(碩士)
상무	최우수	19570914	인사팀 담당임원	국내영업 담당임원	동국대
상무	하윤희	19561119	System LSI 지원팀장	SSI 담당부장	성균관대
상무	강경훈	19640809	인사지원팀 담당임원	인력팀 담당임원	경찰대
상무	강호인	19571216	LCD 자재구매팀 담당임원	LCD Mobile Display제조팀장	광운대
상무	김경조	19600320	일본본사 담당임원	일본본사 담당부장	고려대(碩士)
상무	김명수	19611123	경영지원팀 담당임원	경영지원팀 담당부장	부산대
상무	김병구	19560905	IRO	프린터 지원팀 담당부장	성균관대(碩士)
상무	김석필	19600911	SEF법인장	SEUK Set Div장	Ecole des Hautes Etudes Commerciales (碩士)
상무	김연환	19621022	디지털미디어 경영지원실	경영혁신팀 담당임원	한양대
상무	김영하	19540403	SESH법인장	중국 SET Div.장	서울대
상무	김학용	19590821	CIS 경영지원팀장	시스템가전 지원팀 담당임원	성균관대
상무	김행일	19570720	SESC법인장	컴퓨터 지원팀 담당부장	광운대
상무	김혁철	19570101	무선 제품기술팀장	무선 제품기술팀 담당임원	경남대
상무	김형도	19621117	전략지원팀 담당임원	경영진단팀 담당임원	한양대
상무	김회석	19601025	DP센터 DP기술팀장	Package 공정기술팀 수석	조선대
상무대우	노시영	19560418	인사팀 담당임원	인사팀 담당임원	동아대
상무	노종호	19591102	무선 기획팀장	무선 기획팀장	고려대
상무	박기언	19591102	SAPL 반도체Div장	메모리 전략마케팅팀 담당부장	성균관대
상무	박병대	19590214	무선 전략마케팅팀 담당임원	무선 해외영업팀장	한국외국어대
상무대우	박승건	19570720	통신연구소 지적자산팀장	통신 기획팀 담당차장	서울대
상무	반상조	19580730	수원지원센터 담당임원	일본본사 담당임원	경남상고
상무	배승한	19561015	LCD 전략마케팅팀 담당임원	LCD 영업팀장	한양대
상무	변상권	19570909	OMS운영팀장	OMS Global운영팀장	영남대(碩士)
상무	서덕건	19580717	SEMA법인장	시스템가전 Compressor사업팀장	인하대
상무대우	성규식	19530807	수원지원센터 환경안전팀장	수원지원 환경안전 담당부장	영남대
상무	성재현	19590518	경영혁신팀 담당임원	경영지원팀 담당부장	성균관대
상무	송성원	19621212	구주 마케팅팀장	구주총괄 담당임원	건국대
상무	심상필	19581228	무선 상품기획팀 담당임원	통신 경영지원실 담당임원	경희대
상무	심순선	19611029	감사팀 담당임원	감사팀 담당부장	인하대
상무	엄규호	19570112	컴퓨터시스템 전략마케팅팀장	SEUK 담당부장	성균관대
상무	엄영진	19590115	무선 지원팀 담당임원	무선 지원팀 담당부장	항공대
상무	엄영훈	19600320	GMO 마케팅전략팀장	GMO 상품전략팀장	한국과학기술원(碩士)
상무	왕통	19620624	북경통신연구소장	북경통신연구소장	北京郵電大
상무대우	위성욱	19580711	Global ERP T/F 담당임원	해외지원팀 담당임원	한양대
상무	윤기천	19610115	HD Display센터 제조혁신팀장	LCD T8 P/J장	경북대(碩士)
상무	이경주	19590413	정보통신 기획팀장	통신 경영지원팀 담당부장	성균관대
상무	이기몽	19600224	LCD 인사팀장	SYS.LSI 인사담당 부장	한양대
상무	이명진	19580816	IR팀 담당임원	경리팀 담당임원	Columbia Univ.(碩士)
상무	이상철	19600620	SEBN법인장	시스템가전 지원팀 담당임원	인하대
상무	이용일	19600325	SECA법인장	컴퓨터 Global운영팀장	MIT(碩士)
상무	이재형	19570818	TTSEC/TSED법인장	영상디스플레이 Global운영팀장	경북대
상무	이정열	19610327	전략지원팀 담당임원	재무팀 담당임원	한국과학기술원(碩士)

직 위	성 명	생년월일	담당업무	약 력	학 력
상무대우	이창우	19570319	SEA CS Div장	CS경영 글로벌SVC팀장	경북대
상무	임규호	19560617	북미 전략기획팀 담당임원	SEA 담당부장	홍익대
상무	임수택	19560520	SEU 담당임원	SELS법인장	서강대
상무	정규일	19570305	중국본사 담당임원	수원지원 지원팀 담당임원	고려대
상무	정금용	19620609	북미 인사팀장	인력팀 담당부장	충남대
상무	정기환	19581008	동남아 경영지원팀장	국내영업 경영지원팀 담당임원	한양대
상무	정사진	19570415	SSDP법인장	프린터 제조팀 담당부장	경북대(碩士)
상무	정일진	19560517	스토리지 구매팀장	스토리지 구매팀 담당부장	성균관대
상무	조인수	19600227	System LSI FAB팀장	SYS.LSI 기술팀 담당부장	경북대
상무	조정환	19540521	TSE법인장	SEMA법인장	한양대
상무	조진호	19590428	국내영업 애니콜영업팀 담당임원	국내영업 애니콜영업팀장	동아대
상무	주효양	19610618	무선 전략마케팅팀 담당임원	중국 CMO장	북경대(碩士)
상무대우	채승기	19590601	메모리 생산기술팀 담당임원	메모리 생산기술팀장	Univ. of Minnesota, Twin Cities(博士)
상무	최광수	19600118	IT Display센터 제품기술팀장	LCD Panel기술팀장	東京工業大(博士)
상무	최성호	19601202	영상디스플레이 지원팀장	구주 경영지원팀장	성균관대
상무	최영준	19620211	전략지원팀 담당임원	재무팀 담당임원	부산대
상무대우	최재용	19570907	메모리 Facility팀장	메모리 FAB센터 담당임원	성균관대
상무	한기엽	19600615	메모리 FAB팀장	메모리 FAB센터 담당임원	인하대
상무	한명섭	19580225	SAMEX법인장	영상디스플레이 Global CS팀장	아주대(碩士)
상무	한민호	19600226	수원지원 인사팀장	통신 경영지원팀 담당부장	중앙대
상무대우	한종수	19570213	구매전략팀 담당임원	경영혁신팀 담당임원	아주대(碩士)
상무	황득규	19590606	반도체 구매팀 담당임원	감사팀 담당부장	Boston Univ.(碩士)
상무	황재인	19560512	스토리지 지원팀 담당임원	중국 경영지원팀장	국민대
상무보	권재중	19560326	CTO 기술기획팀 담당임원	CTO 기술협력팀장	한국과학기술원(碩士)
상무보	스카르진스키	19550807	STA 담당임원	STA 담당임원	미국기타대
상무보	이정복	19581225	SEP법인 담당임원	SEPOL법인장	서울대(碩士)
상무보	권강현	19570110	DSC 기획팀 담당임원	Solution컨텐츠팀장	Univ. of Illinois, Urbana-Champaign (碩士)
상무보	김완배	19570824	LCD 전략마케팅팀 담당임원	LCD 개발팀장	동국대(碩士)
상무보	김경도	19571123	SYS.LSI FAB팀 담당임원	SYS.LSI 제조혁신팀장	한양대
상무보	김형준	19580208	안식년	국내영업 경영지원팀 담당임원	성균관대(碩士)
상무보	인용호	19520305	SME법인장	SSA법인장	고려대
상무보	박종대	19580916	LCD 자재구매팀 담당임원	LCD 광기구개발팀장	서울대
상무보	서영복	19590821	네트워크 제조팀장	네트워크 제조팀 담당부장	경북대(碩士)
상무보	신현대	19571018	디지털프린팅 Printing Supplies팀장	디지털프린팅 전략마케팅팀 담당임원	경북대
상무보	이상영	19590721	안식년	SEAG법인장	한국외국어대
상무보	이종인	19590616	영상디스플레이 Global운영팀장	컴퓨터시스템 구매팀장	한양대
상무보	정이호	19580118	SEM(생산)법인장	시스템가전 지원팀 담당임원	아주대(碩士)
상무보	정현석	19611118	STA 담당임원	무선 마케팅팀장	서울대(碩士)
상무보	채종규	19581221	스토리지 품질팀장	스토리지 제조팀장	경북대(碩士)
상무보	한민석	19600416	메모리 제조혁신팀장	메모리 기술센터 담당임원	경북대
상무보	황주용	19580824	스토리지 지원팀장	DP센터 지원팀장	부산대
상무보	강영호	19610127	메모리 전략마케팅팀 담당임원	SSI 담당부장	Univ. of South Carolina(碩士)
상무보	고열진	19590414	SAMEX 담당임원	구미지원센터 담당부장	경북대(碩士)
상무보	고유찬	19590122	생활가전 전략마케팅팀장	SECD법인장	American Graduate Sch. of International Management(碩士)
상무보	권계현	19640701	홍보팀 담당임원	홍보팀 담당임원	Univ.of Edinburgh(碩士)
상무보	김경헌	19610121	경협사무국 담당임원	영상디스플레이 지원팀 담당부장	Univ. of Chicago(碩士)
상무보	김규출	19600418	인도연구소장	인도연구소 담당부장	성균관대
상무보	김기태	19591129	메모리 영업팀장	일본본사 담당차장	전북대
상무보	김병균	19630619	경영혁신팀 담당임원	재경팀 담당임원	Stanford Univ.(碩士)
상무보	김병철	19620815	CTO 기술기획팀 담당임원	SYS.LSI 기획팀 담당부장	한국과학기술원(碩士)
상무보대우	김영준	19590812	디자인연구소장	영상전략마케팅팀 수석	영남대
상무보	김의탁	19580604	국내영업 마케팅팀 담당임원	SENA법인장	한국외국어대
상무보	김인회	19640625	일본본사 담당임원	일본본사 담당부장	한국과학기술원(碩士)
상무보	김전득	19591121	SEPHIL법인장	ODD 담당부장	국민대
상무보	김정기	19570918	생활가전 구매팀장	조리기기사업팀 전략마케팅팀장	한양대
상무보	김주완	19600307	LCD Mobile Display마케팅팀장	SSI 담당부장	동국대
상무보	김진식	19601023	해외지원팀 담당임원	SESA 담당차장	연세대
상무보	김태룡	19590722	SAS 담당임원	메모리제조담당임원	경북대
상무보	김태성	19590809	메모리 생산기술팀장	메모리 DRAM PA팀 수석	홍익대

직 위	성 명	생년월일	담당업무	약 력	학 력
상무보대우	김하수	19571103	무선 제품기술팀 담당임원	메카트로닉스 담당부장	창원전문대
상무보	김흥기	19610717	Global ERP T/F 담당임원	경리팀 담당부장	고려대
상무보	류인	19610629	SSEC 담당임원	컴퓨터시스템 지원팀장	서울대
상무보	박광기	19630525	TSE 영업Div장	인사팀 담당임원	Chulalongkon University(碩士)
상무보	박석순	19601009	메모리 생산기획팀장	메모리 Command Center 담당임원	충남대
상무보	박영규	19590920	메모리 설비개발팀장	메모리 설비개발팀 수석	고려대(博士)
상무보	박영목	19630412	SSW 담당임원	반도체 기획팀 담당임원	한국과학기술원(博士)
상무보	박우순	19571227	무선 전략마케팅팀 담당임원	무선 상품기획팀 담당임원	성균관대
상무보	박재형	19591210	재경팀 담당임원	구주전략본부 담당부장	연세대
상무보	박종업	19600911	LCD 전략마케팅팀 담당임원	LCD 영업팀장	고려대
상무보	박주하	19580916	무선 전략마케팅팀 담당임원	무선 전략마케팅팀 담당부장	서울대
상무보	박찬형	19591027	SELS법인장	해외지원팀 담당임원	성균관대
상무보	박학규	19641110	전략지원팀 담당임원	SAMEX 담당차장	한국과학기술원(碩士)
상무보	박헌덕	19591225	System LSI 특수FAB팀장	SYS.LSI 제품기술팀장	인하대
상무보	박현종	19630226	생활가전 전략마케팅팀 담당임원	국내영업 마케팅팀 담당임원	성균관대
상무보	배영창	19610911	SSEG법인장	SSEL법인장	명지대
상무보	서병훈	19630712	System LSI ASIC/Foundry사업개발팀장	SYS.LSI ASIC/Foundry사업팀 담당임원	Carnegie Mellon Univ.(博士)
상무보	손상석	19590722	종합기술원 담당임원	CTO전략팀 담당부장	인하대(碩士)
상무보대우	송현명	19601014	무선 개발실 담당임원	무선 개발팀 담당부장	서울대(碩士)
상무보대우	안기헌	19540622	축구단장	축구단 담당부장	인천체육전문대
상무보	안동기	19600102	HD Display센터 Module팀장	SESL법인장	아주대
상무보	안명옥	19600115	STA 담당임원	SELA 담당부장	경북대
상무보	안중구	19570717	생활가전 전략마케팅팀 담당임원	SELA법인장	한양대
상무보	안중현	19630310	경영기획팀 담당임원	경영기획팀 담당부장	한국과학기술원(碩士)
상무보	안찬영	19600308	인사팀 담당임원	구주 인사팀장	계명대
상무보	유석문	19591122	일본본사 파견	LCD 설비구매팀장	성균관대
상무보	유영복	19540609	SIEL 생산Div장	영상 해외기술팀 담당과장	인천전문대
상무보	유재영	19590215	디지털AV 전략마케팅팀 담당임원	디스플레이전략마케팅팀 담당부장	성균관대
상무보	은주상	19580712	디지털프린팅 전략마케팅팀 담당임원	SER 담당임원	한국외국어대
상무보	이용	19600525	생활가전 지원팀 담당임원	반도체 인사팀 담당부장	중앙대
상무보	이경구	19590401	네트워크 지원팀장	네트워크 지원팀 담당부장	연세대
상무보	이동철	19620501	메모리 기술기획팀장	일본본사 담당부장	연세대
상무보	이병식	19580415	SSKMT법인장	SSKMT 담당부장	경북대
상무보	이석준	19621109	해외지원팀 담당임원	해외지원팀 담당임원	Washington Univ. in St. Louis(博士)
상무보	이수철	19630802	System LSI 공정관리팀장	SYS.LSI DDI PA팀장	서강대
상무보	이영진	19610304	Global ERP T/F 담당임원	경영혁신팀 담당부장	한국과학기술원(博士)
상무보	이웅우	19621102	메모리 전략마케팅팀 담당임원	메모리 전략마케팅팀 담당부장	인하대
상무보	이정영	19640205	HD Display센터 제품기술팀장	LCD 생산기술팀장	한국과학기술원(博士)
상무보	이준영	19590830	SEH법인장	영상디스플레이 구매팀 담당임원	숭실대
상무보	이충로	19581011	Tehran지점장	GMO 상품전략팀 담당부장	한국과학기술원(碩士)
상무보	이하동	19590701	디지털프린팅 Global제조팀장	디지털프린팅 제조팀 담당부장	경북대
상무보	이학동	19590607	무선 제품기술팀 담당임원	무선 제조기술팀 담당부장	경북대
상무보	임금옥	19600630	국내영업 전략유통영업팀 담당임원	국내영업 경원지사장	조선대
상무보	임석우	19620210	경영지원팀 담당임원	기획팀 담당과장	서울대(碩士)
상무보	임선홍	19590228	CIS 마케팅팀장	GMO 브랜드전략팀장	Univ. of Illinois, Urbana-Champaign (碩士)
상무보	임종권	19580325	무선 구매팀 담당임원	무선 개발팀 담당부장	숭실대
상무보	장성기	19600114	IT Display센터 인사팀장	메카 지원팀 담당부장	고려대(碩士)
상무보	장성수	19611213	CTO 개발혁신팀 담당임원	개발사업팀 담당임원	국민대
상무보	장유춘	19600224	중국IPC장	홍콩IPC장	한양대
상무보	장재수	19620720	통신연구소 기술기획팀장	통신 경영지원실 담당임원	Syracuse Univ.(碩士)
상무보	전현구	19600329	System LSI 품질팀장	SYS.LSI 품질팀 수석	성균관대(碩士)
상무보	조기형	19600311	STA 담당임원	SEA 담당과장	한국외국어대
상무보	조용철	19620117	GMO 마케팅전략팀 담당임원	회장실1팀 담당임원	서강대
상무보	조창규	19580619	국내영업 전략유통영업팀 담당임원	국내영업 신유통영업팀 담당부장	중앙대
상무보	주은기	19620128	기획홍보팀 담당임원	감사팀 담당임원	한국과학기술원(碩士)
상무보	지정환	19580306	System LSI DDI사업개발팀 담당임원	일본본사 담당임원	한양대
상무보	최규상	19581119	메모리 FAB팀장	메모리 TW팀장	광운대
상무보	최근철	19590301	컴퓨터시스템 지원팀장	LCD 기흥지원팀장	서강대
상무보	토마스현	19620515	SSI 담당임원	SSI 담당임원	Univ.of Illinois,Urbana-Champaign
상무보	표현철	19600513	무선 전략마케팅팀 담당임원	SEI 담당과장	중앙대

직 위	성 명	생년월일	담당업무	약 력	학 력
상무보대우	한동춘	19570209	반도체 환경안전팀장	반도체 환경안전팀 담당부장	성균관대
상무보	한승환	19640709	인사지원팀 담당임원	인력팀 담당부장	서울대
상무보	허당	19571213	SSI 담당임원	반도체 지원팀 담당부장	고려대
상무보	황성수	19620225	SENA법인장	홍보팀 담당임원	State Univ. of New York, Buffalo(碩士)
상무보	강완모	19580403	SESL법인장	LCD Module팀장	아주대(碩士)
상무보	곽준연	19610106	종합기술원 담당임원	종합기술원 담당부장	한국과학기술원(碩士)
상무보	김근배	19620905	구주 인사팀장	인력팀 담당부장	서울대
상무보	김문수	19630122	SEUK Set Div장	GMO 브랜드전략팀장	고려대
상무보	김원영	19600410	메모리 제조혁신팀 담당임원	메모리 제조지원팀장	한국과학기술원(碩士)
상무보	김유영	19581004	SIEL 영업Div장	비데오 전략마케팅팀 담당부장	한국외국어대
상무보	김재훈	19600410	SEA DIT Div장	디스플레이전략마케팅팀 담당부장	한국외국어대
상무보	김재홍	19590123	System LSI Command Center장	SYS.LSI 공정관리팀 수석	숭실대
상무보	김정욱	19641002	동남아 마케팅팀장	SAPL 담당부장	한국과학기술원(碩士)
상무보	김철진	19571125	무선 해외영업팀장	무선 전략마케팅팀 담당임원	한양대(碩士)
상무보	김태헉	19590716	DP센터 제조팀장	Device Packaging센터 제조2팀장	단국대
상무보	김한기	19600607	반도체 기획팀 담당임원	메모리 기획팀 담당부장	한양대(碩士)
상무보대우	김형근	19570826	생활가전 금형팀장	시스템가전 냉기개발팀 수석	한국과학기술원(碩士)
상무보	노승만	19590725	기획홍보팀 담당임원	홍보팀 담당부장	경희대
상무보	노태균	19591010	생활가전 구매팀 담당임원	시스템가전 구매팀장	한양대
상무보	노희찬	19611001	경영지원팀 담당임원	구주 경영지원팀장	연세대
상무보	류택원	19590923	무선 제품기술팀 담당임원	무선 제품기술팀 담당부장	경북대(碩士)
상무보	민정기	19591226	System LSI 기획팀장	SYS.LSI 기획팀 담당부장	성균관대
상무보	박남호	19580628	SAS 담당임원	동남아총괄 담당부장	San Francisco State Univ.(碩士)
상무보	박병은	19610609	무선 구매팀 담당임원	무선 상품기획팀 담당임원	부산대
상무보	박상득	19601005	CS경영 품질보증팀 담당임원	CS경영 개발품질보증팀장	연세대(碩士)
상무보	박상준	19600131	메모리 양산QA팀장	메모리 품질팀 담당임원	영남대
상무보	박세홍	19571117	SIEL 담당임원	국내영업 경영지원팀 담당부장	금오공대
상무보	박제형	19571222	SAVINA법인장	SGE법인장	경희대
상무보	방용주	19561107	CTO 기술기획팀 담당임원	CTO 기술기획팀 담당부장	연세대(碩士)
상무보	서용호	19550127	네트워크 Internet Infra사업팀 담당임원	네트워크 Internet Infra사업팀 담당부장	단국대
상무보	송근섭	19630216	영상디스플레이 지원팀 담당임원	영상디스플레이 지원팀 담당부장	연세대
상무보	송주호	19591106	SEM법인장	국내영업 애니콜영업팀 담당임원	한국외국어대
상무보	심혁재	19580607	SEPCO법인장	비데오 전략마케팅팀 담당부장	성균관대
상무보	양영찬	19590429	SESK 담당임원	LCD 기흥지원팀장	홍익대
상무보	양원택	19581126	서남아 경영지원팀장	디지털프린팅 지원팀 담당부장	경북대(碩士)
상무보	어영수	19591214	LCD 품질팀장	LCD 품질팀 담당부장	광운대
상무보	우종상	19610917	러시아연구소장	러시아연구소부소장	단국대(碩士)
상무보	윤두표	19610716	무선 제품기술팀 담당임원	무선 CS팀 담당부장	경북대
상무보	윤승로	19620310	무선 전략마케팅팀 담당임원	재무팀 담당부장	서울대
상무보	이남혁	19590405	일본본사 담당임원	디지털미디어 경영지원팀 담당부장	건국대
상무보	이동진	19560803	CTO 개발혁신팀 담당임원	CTO 개발혁신센터 담당부장	Univ. of Arizona(碩士)
상무보대우	이수형	19640301	법무실 담당임원	법무실 담당임원	한양대
상무보	이순영	19600517	무선 제조팀장	무선 제조팀 담당부장	성균관대
상무보	이승구	19580816	SEH 영업Div장	EVO 담당부장	서강대
상무보	이위수	19580129	메모리 FAB팀 담당임원	메모리 FAB팀장	서강대
상무보	이재호	19631227	LCD 기술기획팀장	LCD 경영지원실 담당부장	서울대
상무보	이준수	19631001	인사팀 담당임원	인사팀 담당부장	서울대
상무보	이진중	19600721	SEBJ법인장	SESY법인장	성균관대
상무보	이채규	19610719	TSTC법인장	TSTC 공장장	경남대
상무보	이태성	19580625	디지털프린팅 전략마케팅팀 담당임원	디지털프린팅 전략마케팅팀 담당부장	숭실대
상무보	이홍식	19570525	중국 물류팀장	중국 경영지원팀 담당부장	경상대
상무보	임상모	19630603	경영혁신팀 담당임원	경영혁신팀 담당부장	Univ. of Illinois, Urbana-Champaign (碩士)
상무보	장영철	19580827	메모리 시스템기술팀장	메모리 시스템기술팀 수석	한양대
상무보대우	정상욱	19590524	생활가전 전략마케팅팀 담당임원	시스템가전 전략마케팅팀 수석	서울대
상무보	정성운	19560908	스토리지 제품기술팀장	스토리지 제조팀 담당임원	광운대
상무보대우	정정규	19581120	경영혁신팀 담당임원	경영혁신팀 담당부장	영남대
상무보	정해진	19580809	종합기술원 담당임원	중남미 경영지원팀장	성균관대
상무보	조낙봉	19600102	중국 마케팅팀 담당임원	SEBJ법인장	한국과학기술원(碩士)
상무보	조재철	19591015	중국 CS팀장	CS경영 글로벌SVC팀 담당부장	한양대
상무보	최경식	19620308	디지털AV Solution사업팀 담당임원	북미 마케팅팀 담당부장	한양대(碩士)

직 위	성 명	생년월일	담당업무	약 력	학 력
상무보	최구연	19621021	SEAU법인장	영상전략마케팅팀 담당임원	한양대
상무보	최윤호	19630111	구주 경영지원팀장	경영지원팀 담당임원	성균관대
상무보	한광섭	19610512	기획홍보팀 담당임원	홍보팀 담당부장	성균관대
상무보	한영준	19580913	반도체 경영혁신팀 담당임원	반도체 경영혁신팀 담당부장	아주대(碩士)
상무보	홍성직	19590320	SECH법인장	해외지원팀 담당부장	성균관대
상무보	황혜진	19590509	컴퓨터시스템 Global CS팀장	컴퓨터 개발팀 담당부장	아주대(碩士)
상무보	강성철	19590327	LCD 자재구매팀 담당임원	LCD 공정개발팀 수석	고려대(博士)
상무보대우	강윤제	19680808	영상전략마케팅팀 담당임원	영상전략마케팅팀 디자인 수석	청주대
상무보	구본중	19600810	SSA법인장	Amman지점장	고려대
상무보	권영노	19621223	전략지원팀 담당임원	전략지원팀 담당부장	성균관대
상무보	권영찬	19640820	LCD Global운영팀장	LCD 마케팅팀 담당부장	한국과학기술원(碩士)
상무보	김환	19621014	네트워크 기획팀장	정보통신 기획팀 담당부장	연세대(碩士)
상무보	김인윤	19600203	메모리 FAB팀 담당임원	메모리 FAB팀장	홍익대
상무보	김영호	19620612	메모리 전략마케팅팀 담당임원	메모리 상품기획팀 담당부장	중앙대
상무보	김병욱	19580330	SEHK Set Div장	SEHK 담당부장	동아대
상무보	김평회	19571215	경영혁신팀 담당임원	경영혁신팀 담당부장	성균관대
상무보	김상우	19610504	컴퓨터시스템 전략마케팅팀 담당임원	컴퓨터 전략마케팅팀 담당부장	서울대
상무보	김석범	19591111	SELA법인장	SAMCOL법인장	인하대
상무보	김세현	19620205	생산기술연구소 지원팀장	재경팀 담당부장	서울대(碩士)
상무보	김완표	19620202	기획홍보팀 담당임원	기획홍보팀 담당부장	부산대(博士)
상무보	김용관	19631218	전략지원팀 담당임원	전략지원팀 담당부장	Thunderbird(碩士)
상무보	김용회	19610214	영상디스플레이 구매팀 담당임원	영상디스플레이 구매팀 담당부장	광운대
상무보	김윤식	19600724	메모리 CS팀장	메모리 품질팀 담당부장	중앙대
상무보	김정원	19650104	생활가전 지원팀 담당임원	전략지원팀 담당부장	서울대
상무보	김종성	19640210	LCD 기흥지원팀장	전략지원팀 담당부장	서울대
상무보	김창만	19621017	SSI 담당임원	LCD 영업팀 담당부장	중앙대
상무보	김현준	19620806	디지털AV 전략기획그룹장	전략지원팀 담당부장	한국과학기술원(碩士)
상무보	남궁범	19640115	재경팀 담당임원	재경팀 담당부장	고려대
상무보	남효학	19621106	LCD Mobile Display제조팀장	LCD FAB팀 담당부장	한국과학기술원(碩士)
상무보	박진	19610210	영상디스플레이 구매팀 담당임원	경영기획팀 담당부장	성균관대(碩士)
상무보	박경군	19621001	무선 구매팀 담당임원	TSTC 담당부장	동아대
상무보	박세권	19620422	국내영업 마케팅팀 담당임원	국내영업 남부지사장	성균관대
상무보	박영철	19620907	SEAG법인장	EVO 담당부장	한국과학기술원(碩士)
상무보	박용기	19630427	인사팀 담당임원	인사팀 담당부장	한국과학기술원(碩士)
상무보	박은수	19600706	국내영업 B2B영업팀 담당임원	국내영업 IT B2B영업팀 담당부장	건국대(碩士)
상무보	박인섭	19620221	SSS법인장	SET법인 담당부장	북경대(碩士)
상무보	배경성	19630220	메모리 FAB팀 담당임원	메모리 FAB팀장	한양대(碩士)
상무보	배하기	19600505	스토리지 제조팀장	스토리지 제조팀 담당부장	연세대(碩士)
상무보	백정호	19610112	감사팀 담당임원	감사팀 담당부장	경북대(碩士)
상무보	서정훈	19630221	CTO 기술기획팀 담당임원	기술총괄 기술기획팀 담당부장	고려대
상무보	서중채	19591225	동남아 CS팀장	동남아총괄 담당부장	아주대
상무보	석경협	19601013	네트워크영업팀 담당임원	네트워크영업팀 담당부장	서울시립대
상무보	심원환	19600222	구미지원센터 담당임원	구미지원센터 담당부장	경북대(碩士)
상무보	심재석	19620817	LCD CS팀장	LCD CS팀 담당부장	한국과학기술원(碩士)
상무보	오태엽	19601026	메모리 전략마케팅팀 담당임원	메모리 전략마케팅팀 담당부장	명지대(碩士)
상무보	원상철	19590717	디지털AV 지원팀장	무선 지원팀 담당부장	영남대
상무보	유성	19600806	중아총괄 경영지원팀장	중아총괄 담당부장	전북대
상무보	유기수	19590703	DP센터 제조팀장	DP센터 제조팀장	숭실대
상무보	유영관	19590813	SEDA 생산Div장	SEDA법인 담당부장	한양대
상무보	윤성표	19620902	무선 상품기획팀 담당임원	무선 개발팀 수석	부산대
상무보	윤철운	19621121	영상디스플레이 Global CS팀장	영상디스플레이 개발팀 담당부장	한국과학기술원(碩士)
상무보	이경식	19641106	영상전략마케팅팀 담당임원	모니터 개발팀 담당부장	한양대
상무보	이광렬	19580522	디지털미디어연구소 기술기획팀장	영상 개발운영그룹 수석	항공대(碩士)
상무보	이봉진	19610117	DP센터 지원팀장	메모리 지원팀 담당부장	홍익대
상무보	이상흥	19571028	무선 전략마케팅팀 담당임원	무선 해외영업팀 담당부장	서울대
상무보	이재우	19621014	DP센터 구매팀장	반도체 구매팀 담당부장	고려대
상무보	임관택	19600815	LCD FAB팀장	LCD FAB팀 담당부장	연세대
상무보	장시호	19610710	디지털미디어 제조기술센터장	영상디스플레이 Global운영팀 담당부장	한양대
상무보	전용성	19580605	SESY법인장	SET법인 담당부장	건국대
상무보	정영	19600205	무선 제조팀장	무선 제조팀 담당부장	경북대
상무보	정수연	19610620	무선 제조팀장	무선 제조팀 담당부장	금오공대

직 위	성 명	생년월일	담당업무	약 력	학 력
상무보	정정효	19590103	디지털프린팅 구매팀장	대만IPO 담당부장	성균관대
상무보	정진동	19640706	해외지원팀 담당임원	해외지원팀 담당부장	영남대
상무보	조광우	19580119	SDMA법인장	SAMEX 담당부장	한양대
상무보	조호석	19631025	정보통신 인사팀 담당임원	정보통신 인사팀 담당부장	영남대
상무보	주필상	19601204	중국연구소장	CTO 기술기획팀 담당부장	아주대(碩士)
상무보	최영효	19630709	TSTC 담당임원	경영진단팀 담당부장	경북대
상무보	하상록	19611114	System LSI FAB팀 담당임원	System LSI 제조센터 수석	Stevens Inst. of Tech.(博士)
상무보	한순동	19621205	첨단기술연수소장	인력개발원 담당부장	서강대(碩士)
상무보	황용준	19600925	재경팀 담당임원	재경팀 담당부장	숭실대
연구위원	조병덕	19550530	통신연구소장	무선 개발실장	연세대
연구위원	석준형	19490201	LCD연구소장	AMLCD 개발팀장	Drexel Univ.(碩士)
연구위원	서양석	19511203	종합기술원 담당임원	종합기술원 담당임원	Univ. of Pennsylvania(博士)
연구위원	김상수	19560709	LCD개발실장	AMLCD 개발팀장	North Carolina State Univ.(博士)
연구위원	김영기	19620107	통신연구소 차세대시스템개발실장	통신연구소 WiBro사업추진단장	Univ. of Southern California(博士)
연구위원	신종균	19560116	무선 개발실장	무선 개발팀장	광운대
연구위원	이원성	19590125	반도체연구소장	메모리 SRAM/Flash PA팀장	Stanford大(博士)
연구위원	오세용	19541215	메모리 IPT실장	PKG기술팀장	MIT(博士)
연구위원	김기남	19580414	메모리 DRAM개발실장	메모리 차세대연구팀장	Univ. of California, LA(博士)
연구위원	서강덕	19561002	메모리 Flash개발실장	메모리 Flash개발팀장	한국과학기술원(博士)
연구위원	김영철	19520908	디지털프린팅 개발팀장	디지털프린팅 개발팀장	성균관대(博士)
연구위원	이철환	19541113	무선 개발팀장	무선 개발팀 담당임원	경북대
연구위원	정봉영	19550209	종합기술원 담당임원	SYS.LSI SOC연구소 담당임원	Univ. of California, LA(博士)
연구위원	조성현	19531114	디지털미디어연구소장	컴퓨터 개발팀장	서울대
연구위원	김상룡	19570824	디지털AV MP개발팀장	종합기술원 담당임원	한국과학기술원(博士)
연구위원	김형걸	19530329	LCD Mobile Display개발팀장	종합기술원 담당임원	Univ. of Detroit Mercy(碩士)
연구위원	정칠희	19570120	System LSI 기술개발실장	SYS.LSI C&M개발팀장	Michigan State Univ.(博士)
연구위원	강병창	19560310	종합기술원 담당임원	통신연구소 N/W연구팀 담당임원	Univ. of Minnesota, Twin Cities(博士)
연구위원	김기호	19580807	통신연구소 4G개발팀장	통신연구소 차세대시스템팀장	Univ. of Texas, Austin(博士)
연구위원	김영주	19560822	소프트웨어연구소 SE팀장	소프트웨어센터장	한국과학기술원(博士)
연구위원	김영환	19581214	무선 개발팀장	무선 제품기술팀장	경북대
연구위원	신동호	19580425	디지털AV HP개발팀장	비디오 개발팀장	연세대(博士)
연구위원	심창섭	19520506	네트워크 시스템개발팀장	N/W연구팀장	한국과학기술원(博士)
연구위원	전영현	19601220	메모리 DRAM설계팀장	메모리 DRAM팀장	한국과학기술원(博士)
연구위원	정규하	19520123	LCD연구소 OLED개발팀 담당임원	LCD연구소 Display Device팀장	MIT(博士)
연구위원	정태성	19601118	메모리 상품기획팀장	DRAM설계팀 수석	Univ. of Wisconsin, Madison(博士)
연구위원	조세제	19540723	통신연구소 WiBro시스템팀장	통신연구소 차세대시스템팀장	경북대(碩士)
연구위원	천방훈	19570619	소프트웨어연구소 Mobile S/W Platform팀장	소프트웨어센터 담당임원	서울대
연구위원	최윤호	19600329	메모리 S/E Flash팀장	메모리 Flash Solution개발팀장	서울대
연구위원	홍창완	19581130	영상디스플레이 개발팀장	영상디스플레이 개발팀 담당임원	서울대
연구위원	김종인	19560513	종합기술원 담당임원	종합기술원 담당임원	New Jersey Inst. of Technologies(博士)
연구위원	김창현	19610101	메모리 ATD팀장	DRAM3팀장	Univ. of Michigan, Ann Arbor(博士)
연구위원	김현배	19601212	무선 개발팀장	무선 개발팀 수석	숭실대
연구위원	유인경	19530116	종합기술원 담당임원	종합기술원 수석	미국기타대(博士)
연구위원	이강훈	19590517	통신연구소 차세대단말팀장	무선 개발팀 담당임원	경북대(碩士)
연구위원	장정식	19580815	네트워크 시스템개발팀 담당임원	이동통신사업팀 담당임원	경북대
연구위원	변현근	19571017	메모리 DRAM설계팀 담당임원	메모리 SRAM개발팀장	경북대
연구위원	손호인	19560416	스토리지 개발팀장	스토리지 개발팀장	서울대(碩士)
연구위원	예광해	19570828	종합기술원 담당임원	종합기술원 담당임원	State Univ. of New York, Buffalo(博士)
연구위원	김동기	19560612	네트워크 시스템개발팀 담당임원	네트워크 기획팀장	한양대(碩士)
연구위원	김동환	19580130	컴퓨터시스템 개발팀장	컴퓨터 Global CS팀장	아주대(碩士)
연구위원	김봉균	19590611	무선 개발실 담당임원	차세대단말팀 담당임원	성균관대(碩士)
연구위원	김진태	19551030	System LSI DDI사업개발팀장	LDI개발팀장	Univ. of Michigan, Ann Arbor(博士)
연구위원	문주태	19620620	메모리 공정개발팀장	반도체 공정개발팀 담당임원	한국과학기술원(博士)
연구위원	박규찬	19600716	메모리 차세대연구팀 담당임원	메모리 소자연구팀 담당임원	한국과학기술원(博士)
연구위원	서동일	19611117	메모리 DRAM설계팀	메모리 DRAM팀장	연세대
연구위원	오경석	19601001	메모리 DRAM PA팀장	DRAM제품팀 선임	서울대(碩士)
연구위원	이배원	19600301	LCD개발실장	LCD 전략마케팅팀 담당임원	한국과학기술원(碩士)
연구위원	이용희	19620207	System LSI Image개발팀장	Mobile Solution개발실 담당임원	North Carolina State Univ.(博士)
연구위원	이윤태	19600719	System LSI 상품기획팀장	SYS.LSI 상품기획팀 담당임원	한국과학기술원(博士)
연구위원	이진석	19580828	메모리 DRAM PE팀장	메모리 DRAM PE팀장	경북대
연구위원	이철우	19570723	스토리지 개발팀 담당임원	Opto Mecha개발팀장	Osaka Univ.(博士)

직 위	성 명	생년월일	담당업무	약 력	학 력
연구위원	임순권	19550921	LCD연구소 공정개발팀장	AMLCD Mobile Display제조팀장	경북대
연구위원	정세웅	19621010	System LSI Media개발팀장	Home Solution P/J長	Univ. of Colorado, Boulder(博士)
연구위원	조원상	19560321	네트워크 Internet Infra사업팀 담당임원	네트워크 I/Infra개발팀장	동국대(碩士)
연구위원	최민호	19561225	디지털프린팅 선행연구팀장	디지털프린팅 개발팀 담당임원	인하대
연구위원	고성수	19500918	무선 기구개발팀장	무선 개발실 담당임원	한양공고
연구위원	권도현	19621122	유럽연구소장	무선 개발실 담당임원	호주 아들레이드대(博士)
연구위원	강동일	19590613	생산기술연구소 생산기술혁신팀장	생산기술연구소 생산기술혁신팀 담당임원	서울대(博士)
연구위원	김진자	19570103	무선 개발실 담당임원	무선 개발팀 수석	Loyola Marymount Univ.(碩士)
연구위원	김창용	19591218	종합기술원 담당임원	종합기술원 수석	한국과학기술원(博士)
연구위원	박노열	19590209	스토리지 개발팀 담당임원	종합기술원 담당임원	연세대(碩士)
연구위원	박동건	19590218	메모리 차세대연구팀장	메모리 소자연구팀장	Univ. of California, Berkeley(博士)
연구위원	어길수	19590216	디지털미디어연구소 S/W Solution팀장	IT Solution팀 담당임원	한국과학기술원(博士)
연구위원	이상업	19620315	무선 개발실 담당임원	무선 개발팀 수석	동국대
연구위원	임창수	19571121	네트워크 시스템개발팀 담당임원	IMT-2000 시스템연구팀 수석	경북대
연구위원	정태영	19590324	메모리 DRAM PM센터 담당임원	메모리 차세대연구팀 담당임원	한국과학기술원(博士)
연구위원	최재구	19590515	무선 개발실 담당임원	무선 개발팀 수석	경북대(碩士)
연구위원	강호규	19610929	System LSI 차세대개발팀장	SYS.LSI 기술개발실 담당임원	Stanford Univ.(博士)
연구위원	김경호	19610203	통신연구소 무선부품연구팀장	통신연구소 Modem연구팀 담당임원	한국과학기술원(博士)
연구위원	김기준	19590312	메모리 DRAM PA팀 담당임원	메모리 SRAM개발팀 담당임원	東北大學(Tohoku Univ.)(博士)
연구위원	김재휘	19550410	System LSI MS Core개발팀장	SYS.LSI SOC연구소 담당임원	광운대
연구위원	김현석	19610123	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	Portland State Univ.(碩士)
연구위원	류영무	19631204	무선 개발실 담당임원	무선 개발팀 수석	경북대
연구위원	박동수	19620604	통신연구소 WiBro시스템팀 담당임원	네트워크 시스템개발팀장	한국과학기술원(博士)
연구위원	박병하	19600405	System LSI RF개발팀장	SOC연구소 담당임원	Georgia Inst. of Tech.(博士)
연구위원	박영준	19620227	영상디스플레이 개발팀 담당임원	DM연구소 담당임원 담당임원	서울대
연구위원	박용증	19580901	생활가전 냉기개발팀장	냉기시스템개발팀장	Universitat Karlsruhe(博士)
연구위원	박용직	19570621	메모리 차세대연구팀 담당임원	메모리 DRAM PA팀 담당임원	한국과학기술원(博士)
연구위원	박유근	19581216	CTO 기술기획팀 담당임원	종합기술원 담당임원	Stanford Univ.(博士)
연구위원	박인식	19570925	디지털미디어연구소 Storage Solution팀장	Media Solution팀장	서울대(碩士)
연구위원	윤백	19600518	생활가전 공조개발팀장	공조시스템사업팀 수석	Univ. of California, LA(博士)
연구위원	윤원주	19620214	네트워크 시스템개발팀 담당임원	W-CDMA개발팀장	경북대
연구위원	이재민	19590924	무선 개발실 담당임원	IMT-2000 단말연구팀 수석	한국과학기술원(博士)
연구위원	이점순	19610105	통신연구소 차세대단말팀 담당임원	통신연구소 차세대단말팀담당임원	경북대
연구위원	정광영	19590820	디지털프린팅 개발팀 담당임원	프린터 개발팀 수석	경북대(碩士)
연구위원	조승환	19621003	무선 개발실 담당임원	무선 개발실 담당임원	한양대(碩士)
연구위원	김경현	19610828	LCD 액정기술팀장	LCD 개발팀 수석	Tokyo Tech.(博士)
연구위원	김석기	19621115	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	한양대
연구위원	김세현	19600224	CTO 개발혁신팀장	개발혁신센터 수석	부산대(碩士)
연구위원	박상규	19600421	무선 개발실 담당임원	무선 개발팀 수석	한양대
연구위원	박재찬	19560919	종합기술원 담당임원	종합기술원 수석	Princeton Univ.(博士)
연구위원	배승균	19590119	무선 개발실 담당임원	무선 개발팀 수석	경북대
연구위원	성학경	19601121	생산기술연구소 금형기술센터장	생산기술연구소 기반기술팀장	Tokyo Institute of Tech(博士)
연구위원	소병세	19620917	메모리 Module개발팀장	메모리 DRAM설계실 수석	Univ. of Wisconsin, Madison(博士)
연구위원	유문현	19590411	메모리 CAE팀장	메모리 CAE팀 담당임원	인하대
연구위원	유제환	19630127	메모리 DRAM설계팀 담당임원	메모리 DRAM팀장	연세대(碩士)
연구위원	이석선	19590327	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	서강대
연구위원	이용상	19640205	LCD 개발팀장	Mobile Display개발팀 수석	東北大學(Tohoku Univ.)(博士)
연구위원	이인호	19600718	컴퓨터 서버팀장	컴퓨터 서버사업팀 수석	경북대(碩士)
연구위원	이종식	19611001	메모리 Flash PE팀장	메모리 Flash개발팀 담당임원	인하대
연구위원	전영욱	19591109	무선 기구개발팀 담당임원	무선 개발실 담당임원	고려대(碩士)
연구위원	전준영	19620516	메모리 상품기획팀 담당임원	메모리 상품기획팀 수석	성균관대
연구위원	정우인	19610315	메모리 공정개발팀 담당임원	메모리 공정개발팀 수석	한국과학기술원(博士)
연구위원	정은승	19600822	System LSI PA팀장	SYS.LSI 기술개발실 수석	Univ. of Texas, Arlington(博士)
연구위원	정태흥	19610908	영상디스플레이 DTV선행개발T/F 담당임원	DTV선행개발T/F Chip개발 담당임원	한양대
연구위원	조재문	19610817	디지털미디어연구소 Core Tech팀장	IT Solution팀 담당임원	한국과학기술원(博士)
연구위원	채종원	19581231	생활가전 S/W팀장	가전연구소 담당임원	항공대(碩士)
연구위원	천인석	19581016	네트워크 IP사업팀 담당임원	통신 경영지원실 I-Project 담당임원	영남대(碩士)
연구위원	최승철	19631202	무선 개발실 담당임원	무선 개발팀 수석	경희대
연구위원	최인권	19600101	네트워크 시스템개발팀 담당임원	네트워크 시스템개발팀 수석	서울시립대
연구위원	최정달	19640716	메모리 차세대연구팀 담당임원	반도체연구소 담당임원	경북대
연구위원	최정혁	19620308	메모리 Flash PA팀장	메모리 Flash개발실 담당임원	인하대

직 위	성 명	생년월일	담당업무	약 력	학 력
연구위원	한우성	19580602	메모리 차세대공정개발팀장	메모리 Photomask팀장	스위스연방공과대(博士)
연구위원	김봉남	19610620	SYS.LSI Mobile DDI설계팀 담당임원	SYS.LSI DDI개발팀 담당임원	한양대
연구위원	김용석	19590820	통신연구소 무선부품연구팀 담당임원	통신연구소 Modem연구팀 수석	성균관대(碩士)
연구위원	박성배	19580812	System LSI SOC연구소 담당임원	SYS.LSI SOC연구소 수석	고려대(碩士)
연구위원	방문수	19570410	디지털AV HP개발팀 담당임원	디지털AV 전략마케팅팀 담당임원	電氣通信大學(碩士)
연구위원	우문균	19590213	DSC 개발팀 담당임원	종합기술원 수석	성균관대
연구위원	강도영	19600521	생산기술연구소 장비기술연구팀 담당임원	메카 장비개발팀장	경북대(碩士)
연구위원	강기상	19580208	메모리 F/E TEST기술팀장	메모리 TEST기술팀 담당임원	연세대(碩士)
연구위원	곽병헌	19630411	메모리 DRAM PE팀 담당임원	메모리 DRAM PE팀 수석	경북대
연구위원	곽충근	19591117	메모리 ATD팀 담당임원	메모리 SRAM개발팀 담당임원	단국대(碩士)
연구위원	김경섭	19640103	LCD Pane기술팀장	LCD 생산기술팀장	한양대(碩士)
연구위원	김용근	19591215	디지털프린팅 개발팀 담당임원	디지털프린팅 C-PINTER팀 담당임원	서울대(碩士)
연구위원	김용제	19620415	디지털미디어연구소 Mobile Solution팀장	디지털미디어 Platform Solution팀 담당임원	아주대(碩士)
연구위원	김치우	19601127	LCD MD공정개발팀장	LCD LTPS팀장	Univ. of Texas, Austin(博士)
연구위원	김태수	19590513	컴퓨터시스템 개발팀 담당임원	컴퓨터 개발팀 수석	한국과학기술원(碩士)
연구위원	김회덕	19630113	무선 개발실 담당임원	무선 개발실 수석	광운대(碩士)
연구위원	박범철	19611005	디지털AV Solution사업팀 담당임원	디지털AV 개발팀 담당임원	성균관대
연구위원	서중언	19590426	디지털AV HP개발팀 담당임원	Media Solution팀 수석	한국과학기술원(碩士)
연구위원	신동호	19590118	메모리 DRAM PA팀 담당임원	메모리 DRAM PA팀 수석	한국과학기술원(博士)
연구위원	윤성율	19600705	무선 개발실 담당임원	무선 개발실 수석	광운대
연구위원	이강석	19610327	스토리지 개발팀 담당임원	스토리지 개발팀 수석	서울대(碩士)
연구위원	이상대	19571223	네트워크 Internet Infra사업팀 담당임원	네트워크 Internet Infra사업팀 담당임원	Univ. of Minnesota, Twin Cities(碩士)
연구위원	이호건	19620119	영상디스플레이 개발팀 담당임원	IT Solution팀 수석	한국과학기술원(博士)
연구위원	장계언	19580525	System LSI Panel DDI설계팀장	SYS.LSI DDI개발팀 수석	삼성전자기술대학
연구위원	장기수	19610309	System LSI SOC연구소 담당임원	종합기술원 담당임원	한국과학기술원(碩士)
연구위원	장인식	19590328	LCD SL개발팀장	LCD 개발팀 수석	한양대
연구위원	정순효	19561102	무선 개발실 담당임원	무선 개발팀 담당부장	연세대
연구위원	정재익	19620805	무선 개발실 담당임원	무선 개발팀 담당부장	경북대
연구위원	정종호	19590322	통신연구소 무선부품연구팀 담당임원	통신연구소 차세대시스템팀 담당임원	경북대(碩士)
연구위원	진교영	19620826	메모리 DRAM PM센터 담당임원	메모리 DRAM개발실 담당임원	서울대(博士)
연구위원	최규명	19590911	System LSI CAE팀장	SYS.LSI CAE팀 담당임원	Univ. of Pittsburgh(博士)
연구위원	최영규	19610329	디지털AV MP개발팀 담당임원	디지털미디어 Mobile Convergence팀장	서울대(碩士)
연구위원	최환영	19610911	종합기술원 담당임원	중앙연구소 수석	연세대(博士)
연구위원	한백희	19581118	영상디스플레이 개발팀 담당임원	DTV개발팀 수석	경희대
연구위원	김남덕	19610415	LCD 선행기술팀장	LCD Display Device팀 수석	한국과학기술원(博士)
연구위원	김동우	19620210	무선 개발실 담당임원	무선 개발팀 수석	경남대
연구위원	김문곤	19600612	System LSI C&M개발팀 담당임원	SYS.LSI 기반설계팀 수석	경북대(碩士)
연구위원	김병기	19600717	종합기술원 담당임원	종합기술원 수석	서울대(碩士)
연구위원	김병환	19581227	무선 개발실 담당임원	무선 개발팀 수석	고려대
연구위원	김상학	19630122	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	아주대
연구위원	김세진	19630822	메모리 상품기획팀 담당임원	메모리 상품기획팀 수석	성균관대
연구위원	김영근	19540702	디지털미디어연구소 System Solution팀장	디지털미디어 Platform개발팀 수석	경희대
연구위원	김욱현	19600406	무선 개발실 담당임원	무선 개발팀 수석	Univ. of Alabama, Hunstsville(博士)
연구위원	김철인	19620724	디지털AV Solution사업팀 담당임원	비데오 개발팀 수석	동국대
연구위원	김태식	19581013	소프트웨어연구소 SE팀 담당임원	CTO 소프트웨어센터 수석	한국과학기술원(碩士)
연구위원	김형균	19560108	생활가전 세탁기개발팀 담당임원	리빙 개발팀 수석	Tokyo Tech.(博士)
연구위원	박길재	19660420	무선 개발실 담당임원	무선 개발팀 수석	연세대(碩士)
연구위원	박진혁	19620220	LCD 개발팀장	LCD 개발팀 수석	인하대
연구위원	박희원	19581201	네트워크 Internet Infra사업팀 담당임원	네트워크 Internet Infra사업팀 수석	Ruhr Universitaet(博士)
연구위원	송영희	19621201	메모리 IPT팀장	메모리 IPT팀 수석	고려대
연구위원	신재경	19630131	메모리 MCP팀장	메모리 SRAM/NVM개발실 수석	서울대(碩士)
연구위원	심현섭	19581026	메모리 B/E TEST기술팀장	메모리 TEST기술팀 수석	건국대
연구위원	오수열	19600714	통신연구소 WiBro시스템팀 담당임원	네트워크 이동통신사업팀 수석	아주대
연구위원	윤연기	19600104	무선 개발실 담당임원	통신연구소 N/W연구팀 수석	인하대(碩士)
연구위원	이강윤	19610619	메모리 차세대연구팀 담당임원	반도체연구소 담당임원	한국과학기술원(博士)
연구위원	이경진	19591028	System LSI DDI PE/TEST팀장	LSI개발실 수석	인하대
연구위원	이석근	19630108	무선 개발실 담당임원	무선 개발팀 수석	경북대
연구위원	이원식	19620802	무선 개발실 담당임원	무선 개발팀 수석	Texas A&M-College(碩士)
연구위원	이창섭	19591218	디지털프린팅 개발팀 담당임원	디지털프린팅 개발팀 수석	연세대(碩士)
연구위원	이현덕	19610307	메모리 공정기술팀장	반도체연구소 담당임원	Univ. of Florida(博士)
연구위원	임영호	19630904	메모리 Flash설계팀장	메모리 SRAM/NVM개발실 수석	경북대

직 위	성 명	생년월일	담당업무	약 력	학 력
연구위원	장혁	19621206	종합기술원 담당임원	종합기술원 수석	Univ. of Utah(博士)
연구위원	장용성	19630912	무선 개발실 담당임원	무선 개발팀 수석	연세대(博士)
연구위원	장태석	19630420	LCD 광원기술팀장	LCD 광기구개발팀 수석	Univ. of Michigan, Ann Arbor(博士)
연구위원	정홍식	19620527	메모리 차세대연구팀 담당임원	반도체연구소 담당임원	연세대(博士)
연구위원	조중연	19630517	무선 개발실 담당임원	무선 개발팀 수석	서울시립대
연구위원	조한구	19580905	메모리 Photomask팀장	메모리 공정개발팀 담당임원	Univ. of Arizona(博士)
연구위원	최형	19611024	종합기술원 담당임원	중앙연구소 수석	연세대(博士)
연구위원	최영준	19630109	메모리 상품기획팀 담당임원	메모리 상품기획팀 수석	동국대
연구위원	최주선	19630521	메모리 DRAM설계팀 담당임원	메모리 DRAM팀장	한국과학기술원(博士)
연구위원	황은섭	19621105	무선 개발실 담당임원	무선 개발팀 수석	경북대(碩士)
연구위원	강사윤	19610124	System LSI IPT팀장	PKG개발팀 수석	Colorado State Univ.(博士)
연구위원	강창진	19610826	메모리 공정개발팀 담당임원	메모리 공정개발팀 담당부장	한국과학기술원(博士)
연구위원	구영철	19590101	무선 개발실 담당임원	컴퓨터시스템 개발팀 수석	Univ. of Detroit Mercy(碩士)
연구위원	김성진	19600428	종합기술원 담당임원	종합기술원 수석	Univ. of Arizona(博士)
연구위원	김성태	19601227	메모리 차세대공정개발팀 담당임원	메모리 공정개발팀 담당부장	한국과학기술원(博士)
연구위원	김순진	19600222	무선 개발실 담당임원	무선 개발팀 수석	경북대(碩士)
연구위원	김시열	19631125	LCD 공정개발팀 담당임원	LCD 개발팀 수석	한국과학기술원(博士)
연구위원	김현규	19590930	네트워크 시스템개발팀 담당임원	네트워크 시스템개발팀 수석	경북대
연구위원	노태문	19680903	무선 개발실 담당임원	무선 개발팀 수석	포항공대(博士)
연구위원	문제명	19600211	생활가전 공조개발팀 담당임원	시스템가전 개발팀 수석	홍익대
연구위원	박윤동	19601101	종합기술원 담당임원	종합기술원 수석	Univ. of Southern California(博士)
연구위원	박재홍	19650108	System LSI Media개발팀 담당임원	SYS.LSI DVD개발 수석	Univ. of Texas, Austin(博士)
연구위원	박형운	19610814	종합기술원 담당임원	종합기술원 수석	고려대(碩士)
연구위원	배일성	19570405	System LSI Image개발팀 담당임원	Mobile상품기획 수석	경희대
연구위원	송윤흡	19620121	메모리 차세대연구팀 담당임원	메모리 Flash PA팀 담당부장	東北大學(Tohoku Univ.)(博士)
연구위원	안태혁	19621017	메모리 공정기술팀장	메모리 공정기술팀 수석	Nagoya University(博士)
연구위원	오세춘	19610802	LCD Mobile Display개발팀 담당임원	LCD 개발팀 수석	고려대
연구위원	오영남	19621001	디지털미디어연구소 인도S/W센터장	SIEL 담당부장	서강대(碩士)
연구위원	이규필	19610528	메모리 DRAM PA팀 담당임원	메모리 차세대연구팀 수석	Univ. of Florida(博士)
연구위원	이덕형	19611204	메모리 차세대연구팀 담당임원	SYS.LSI CCD개발 수석	서울대(博士)
연구위원	이용배	19611006	무선 개발실 담당임원	무선 개발팀 수석	Rensselaer Polytechnic Inst.(RPI)(碩士)
연구위원	임만규	19621022	디지털AV HP개발팀 담당임원	디지털AV 개발팀 수석	경북대
연구위원	장덕현	19640213	System LSI C&M개발팀 담당임원	ASIC/Foundry사업팀 수석	Univ. of Florida(博士)
연구위원	장동훈	19600902	통신연구소 차세대기술팀 담당임원	광전자 개발 수석	한국과학기술원(博士)
연구위원	장의영	19620818	생활가전 냉기개발팀 담당임원	냉장고 개발 수석	경희대
연구위원	전재호	19630405	통신연구소 WiBro시스템팀 담당임원	통신연구소 시스템개발 수석	한국과학기술원(博士)
연구위원	정순문	19611116	메모리 차세대연구팀 담당임원	반도체 TD팀 수석	Univ. of Florida(博士)
연구위원	정태경	19631005	메모리 IPE팀장	메모리 IPT팀 수석	한국과학기술원(博士)
연구위원	좌성훈	19600617	종합기술원 담당임원	종합기술원 수석	Michigan State Univ.(博士)
연구위원	주영복	19600103	디지털프린팅 선행연구팀 담당임원	디지털프린팅 개발팀 수석	한양대
연구위원	차동일	19620204	무선 개발실 담당임원	컴퓨터 Mobile개발 수석	고려대
연구위원	최정연	19630716	생산기술연구소 생산기술혁신팀 담당임원	생산기술연구소 수석	Imperial Coll. of Science and Tech.(博士)
연구위원	최치영	19600903	System LSI 제품기술팀장	SYS.LSI 제품기술팀 담당부장	연세대(碩士)
연구위원	한종희	19620315	영상디스플레이 개발팀 담당임원	영상디스플레이 개발팀 수석	인하대
고문	구본국	19451220	기술고문		서울대
고문	기보마사오	19430308	디지털AV HP개발팀 고문		명성대학
고문	김준기	19450226	종합기술원 담당임원		Columbia Coll., Chicago(博士)
고문	김현곤	19440424	고문실		서울대
고문	다나카사카에	19540118	LCD 기술기획팀 고문		나고야대
고문	박성인	19381212	삼성스포츠단 고문		영남대
고문	박영화	19460503	삼성사회공헌위원회		서울대
고문	센가미찌스께	19440101	CS경영 고문		무장공업대학 공학부
고문	송지오	19470219	생산기술연구소 고문		Univ. of Iowa(博士)
고문	시로찌	19460918	영상디스플레이 개발팀 고문		오사카전기통신대
고문	아모토아키라	19521127	국내영업 B2B영업팀 고문		히메지공업대
고문	어수관	19521001	System LSI SOC연구소 고문		Univ. of Arizona(碩士)
고문	오오타	19460331	영상디스플레이 영상전략마케팅팀 고문		熊本工業高等學校
고문	오츠카	19470423	생산기술연구소 금형기술센터 고문		마츠시다 전기공학원(高敎)
고문	유영수	19500419	네트워크 IP사업팀장		Santa Clara Univ.(碩士)
고문	이동현	19520315	LCD 전략마케팅팀 고문	LCD 전략마케팅팀장	경희대

직 위	성 명	생 년 월 일	담 당 업 무	약 력	학 력
고문	이인영	19380811	생활가전 Global CS팀 고문		Brown Univ.(博士)
고문	이시다	19481105	생산기술연구소 고문		Waseda Univ.(博士)
고문	이종화	19470514	보좌역실		Syracuse Univ.(碩士)
고문	이종용	19500719	수원지원센터 고문	멕시코복합단지장	연세대
고문	천경준	19470408	기술총괄 고문		경북대(碩士)
고문	카리알토넨	19571004	무선 제조센터 고문		Tietomiehe
고문	카와세	19580519	디자인연구소 고문		武藏野美術大學
고문	쿠로사와	19480227	영상디스플레이 개발팀 고문		일본대(博士)
고문	타케키다	19440621	디지털프린팅 고문		일본대(碩士)
고문	하마무라	19470211	CTO 개발혁신팀 고문		Tokyo Univ.(博士)
고문	홍성표	19501009	무선 전략마케팅팀 고문		서울대
상담역	이상현	19490318	상담역		홍익대(碩士)
상담역	임관	19341107	상담역		Northwestern Univ.(博士)
상담역	최우석	19400203	상담역		부산대
자문역	권오주	19581208	자문역	영상디스플레이 Global CS팀장	울산대
자문역	김영균	19481209	자문역	통신연구소 표준연구팀장	Duke Univ.(博士)
자문역	문동식	19611117	자문역	디지털미디어 기획팀 담당임원	Univ. of Illinois, Urbana-Champaign (碩士)
자문역	민동욱	19500826	자문역	일본본사 담당임원	서강대(碩士)
자문역	박성철	19550212	자문역	안식년	Univ. of Oregon(博士)
자문역	박주경	19560705	자문역	네트워크 CS팀장	경북대
자문역	백학명	19531115	자문역	중국 마케팅팀 담당임원	Wagner Coll.(碩士)
자문역	석창린	19590814	자문역	네트워크 Internet Infra사업팀 담당임원	경북대
자문역	오해동	19560131	자문역	LCD 영업팀장	Loyola Univ., Chicago(碩士)
자문역	윤창현	19530410	자문역	SSEC법인장	부산대
자문역	이기원	19490102	자문역	CTO전략실장	Univ. of Michigan, Ann Arbor(博士)
자문역	이홍준	19560901	자문역	SEM법인장	Univ. of Brighton(碩士)
자문역	임현문	19510319	자문역	CS경영센터장	단국대
자문역	장규석	19530927	자문역	TSE법인장	성균관대
자문역	정봉진	19520614	자문역	SEHK법인장	성균관대
자문역	정충기	19570123	자문역	생산기술연구소 지원팀장	한양대
자문역	최재관	19570311	자문역	시스템가전 전략마케팅팀 담당임원	Rutgers Univ.(碩士)
자문역	한양희	19500228	자문역	무선 해외영업팀장	성균관대
자문역	허기열	19521206	자문역	중국 판매법인관장	연세대

※ 상기 미등기임원 현황은 분기보고서 제출일 현재 기준임.
※ 미등기 임원 보유 주식수 : 보통주 1,918,926주 / 우선주 8,870주
(이재용 전무 보통주 840,403주, 이기태 부회장 외 821명 보통주 1,078,523주/우선주 8,870주)
※ 보유주식수는 최근 주주명부 폐쇄일인 '06년 12월 31일 기준임.

2. 직원의 현황

(2007년 3월 31일 현재) (단위 : 명, 년, 백만원)

구 분	직 원 수				평균 근속년수	분기 급여총액	1인평균 급여액	비 고
	관리 사무직	생산직	기 타	합 계				
남	8,442	2,436	44,165	55,043	7.5	759,466	13.9	
여	2,448	22,946	6,462	31,856	3.9	262,517	8.1	
합 계	10,890	25,382	50,627	86,899	6.2	1,021,983	11.7	

※ 1인 평균급여액은 평균인원(87,067명) 기준임.

3. 노동조합의 현황

- 해당사항 없음

4. 회계 및 공시 전문인력 보유현황

구 분	보유인원	담당업무	비 고
한국공인회계사	2명	재무분석, 회계처리의 적정성 검토, 결산진행, 공시관련 자료작성 등	
변호사	63명	법률자문, 계약서 검토, 공시자료의 적정성 검토 등	
법률· 재무 또는 회계분야 박사학위 소지자	17명	특허, 법률자문 및 경영지원 등	

※ 변호사중 박사학위 소지자 15명임(공인회계사 중 박사학위 소지자는 없음)

VIII. 이해관계자와의 거래내용

1. 최대주주등과의 거래내용

가. 가지급금 및 대여금(유가증권 대여 포함)내역

- 해당사항 없음

나. 담보제공 내역

- 해당사항 없음

다. 채무보증 내역

○ 국내채무보증

(단위 : 천$)

성명 (법인명)	관계	거래내역				비 고
		기초	증가	감소	기말	
삼성종합화학(주)	계열회사	8,200	-	-	8,200	

※ 삼성종합화학의 외자유치를 위한 합작법인 설립과 관련, 합작법인의 지분 50%를 인수하는 Total Holdings U.K Limited 사에 대하여 삼성종합화학의 주요주주인 삼성물산(주) 및 삼성테크윈(주)가 주식매매계약상의 담보책임에 대하여 계약 당사자로 참여하여 연대책임을 부담하였는 바, 삼성물산(주) 및 삼성테크윈(주)가 연대보증책임을 이행한 경우에 당사등 나머지 주주들이 각자의 상대적지분비율에 따라 그 이행에 따른 손실액을 분담하기로 약정함에 따라 발생한 것임.

○ 해외채무보증

(단위 : 천$)

성명(법인명)	관계	거래내역				비 고
		기초	증가	감소	기말	
S.E.A.(미주총괄법인)	계열회사	100,000			100,000	
S.A.S.(미국생산법인)	계열회사	50,000			50,000	
S.E.M.(멕시코생판법인)	계열회사	86,861	23,203		110,064	
S.A.M.C.O.L.(콜럼비아판매법인)	계열회사	25,353		21,883	3,470	
S.E.D.A.(브라질생판법인)	계열회사	62,975	12,491		75,466	
S.E.U.K(구주총괄법인)	계열회사	38,787		38,787	0	
S.E.H.G.(독일지주회사)	계열회사	118,332		118,332	0	
S.E.B.N.(네덜란드판매법인)	계열회사	2,630		2,630	0	
S.E.L.S.(네덜란드물류법인)	계열회사	132,795		132,795	0	
S.E.N.A.(스웨덴판매법인)	계열회사	135,141		99,382	35,759	
S.E.H.(헝가리생판법인)	계열회사	0	93,349		93,349	
S.E.P.O.L.(폴란드판매법인)	계열회사	68,317	20,590		88,907	
S.E.S.K(슬로바키아생산법인)	계열회사	18,630		16,590	2,040	
S.S.A.(남아공판매법인)	계열회사	10,802	2,560		13,362	
S.E.R.C.(러시아판매법인)	계열회사	4,608	71,988		76,596	
S.J.C.(일본판매법인)	계열회사	18,214	2		18,216	

성명(법인명)	관계	거래내역				비 고
		기초	증가	감소	기말	
S.Y.R.I.(일본연구법인)	계열회사	51,203	212		51,415	
합 계		924,648	224,395	430,399	718,644	

라. 출자 및 출자지분 처분내역

(단위 : 백만원)

성명(법인명)	관 계	출자 및 출자지분 처분내역					비 고
		출자지분의 종류	거 래 내 역				
			기 초	증 가	감 소	기말	
SEA	계열회사	주식(보통주)	1,062,474	94,500	-	1,156,974	유상증자
SEHZ	계열회사	주식(보통주)	16,391	58,656	-	75,047	지분인수
합 계			1,078,865	153,156	-	1,232,021	

마. 유가증권 매수 또는 매도 내역

(단위 : 백만원)

성명(법인명)	관 계	거 래 내 역					비 고
		유가증권의 종류	매수	매도	누계	매매손익	
삼성투신운용	계열회사	수익증권	210,000	1,110,000	1,320,000	15,120	운용사
합 계			210,000	1,110,000	1,320,000	15,120	

바. 부동산 매매 내역

- 해당사항 없음

사. 영업 양수 • 도 내역

- 해당사항 없음

아. 자산양수 • 도 내역

(단위 : 백만원)

성명(법인명)	관 계	양수 · 도 내역					비 고
		목적물	양수 · 도 목적	양수 · 도 일자	금액		
					양수가액	양도가액	
SESS	계열회사	설비 등	생산증대를 위한 설비이전	'07. 3.30	2,368	24,654	
SAS	계열회사	설비 등	"	'07. 3.22	-	2,865	
SDG	계열회사	설비 등	"	'07. 2.15	-	1,241	
SSEC	계열회사	설비 등	"	'07. 3. 5	-	259	
기 타	계열회사	설비 등	"	-	-	931	
합 계					2,368	29,950	

자. 장기공급계약 등의 내역

- 해당사항 없음

2. 주주(최대주주 등 제외)·임원·직원 및 기타 이해관계자와의 거래내용

(단위 : 백만원)

성 명 (법인명)	관 계	대여금 내역					비 고
		계정과목	거래내역				
			기초잔액	당기증가	당기감소	기말잔액	
(주)ATEC솔루션 외	협력업체	단기대여금	35,261	-	4,021	31,240	
강준형 외	종업원	장기대여금	22,108	398	2,443	20,063	
(주)아토 외	협력업체	장기대여금	211,267	31,237	26,960	215,544	
합 계			268,636	31,635	33,424	266,847	

※ 상기 내역은 현재가치할인차금 차감 기준임.

IX. 부속명세서

기업어음(CP) 발행 현황

- 해당사항 없음

(단위 : 원)

할인(중개)금융기관	기초잔액	증 가	감 소	기말잔액	비고
은 행	-	-	-	-	
증 권	-	-	-	-	
보 험	-	-	-	-	
종합금융	-	-	-	-	
자산운용회사	-	-	-	-	
기타금융기관	-	-	-	-	
합 계	-	-	-	-	

X. 그 밖에 투자자 보호를 위하여 필요한 사항

1. 주요경영사항신고내용의 진행상황 등

기 신고한 주요경영사항의 진행상황

신고일자	제 목	신 고 내 용	신고사항의 진행상황
2005년 6월 24일	소송등의 제기· 신청	Rambus사는 삼성전자에 대하여 미국 캘리포니아주 북부지법 San Jose 법정에 SDR/DDR 관련 일부 특허에 대한 특허침해소송을 제기함.	진행중
2005년 6월 24일	소송등의 제기· 신청	Rambus사는 삼성전자에 대하여 미국 캘리포니아주 북부지법 San Francisco 법정에 DDR2 관련 일부 특허에 대한 특허침해소송을 제기함.	진행중
2005년 9월 30일	소송등의 제기· 신청	Tadahiro Ohmi (개인발명가)는 삼성전자에 대하여 미국 텍사스주 동부지방법원 (Marshall Division)에 반도체공정관련 기술 특허에대한 특허침해소송을 제기함.	진행중
2005년 12월 22일	소송등의 제기· 신청	서울보증보험 주식회사 외 13개 기관은 당사 등 삼성계열사가 1999년 9월 삼성자동차(주) 채권금융기관들과 삼성자동차(주) 처리와 관련하여 작성한 합의서와 관련하여, 약정금 등 청구의 소 제기함	진행중
2006년 1월 31일	소송등의 제기· 신청	Matsushita Electric Industrial Co., Ltd, Panasonic Corporation of North America는 삼성전자에 대하여 미국 텍사스주 동부지방법원 (Marshall Division)에 특허침해소송을 제기함.(Counter Claim)	진행중

2. 주주총회의사록 요약

주총일자	안 건	결 의 내 용	비 고
제38기 주주총회 ('07.2.28)	1. 제38기 대차대조표,손익계산서 및 이익잉여금 처분계산서(안) 승인의 건	○ 원안대로 통과	
	2. 이사 선임의 건 - 2-1호 : 사외이사 선임의 건 (이갑현, 요란망)	○ 원안대로 통과	
	- 2-2호 : 사내이사 선임의 건 (이학수)	○ 원안대로 통과	
	- 2-3호 : 감사위원회 위원 선임의 건 (이갑현)	○ 원안대로 통과	
	3. 이사 보수한도 승인의 건(1,100억)	○ 원안대로 통과	
제37기 주주총회 ('06.2.28)	1. 제37기 대차대조표,손익계산서 및 이익잉여금 처분계산서(안) 승인의 건	○ 원안대로 통과	
	2. 이사 선임의 건 - 2-1호 : 사외이사 선임의 건 (정귀호, 황재성, 박오수, 윤동민, 이재웅) - 2-2호 : 사내이사 선임의 건 (이건희, 윤종용, 이윤우, 최도석) - 2-3호 : 감사위원회 위원 선임의 건 (황재성, 이재웅)	○ 원안대로 통과	
	3. 이사 보수한도 승인의 건 - 제36기와 동일(600억)	○ 원안대로 통과	

3. 우발부채 등

가. 중요한 소송사건 등

○ 국내소송사건

- 당사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사정리신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2,450,000백만원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하되 불이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2,450,000백만원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다.

  대차대조표일 현재 삼성생명보험(주) 주식의 처분이 완료되지 않은 상태이며, 삼성자동차(주)의 채권금융기관들은 상기의 합의서와 관련하여 2005년 12월 9일자로 이건희 회장 및 회사와 삼성그룹 계열사들을 상대로 소송을 제기하였습니다. 채권금융기관들은 소송에서 당사와 이건희 회장 및 27개 삼성그룹 계열사들은 연대하여 원고들에게 손실보상금 2조 4,500억원과 이에 대한 2001년 1월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금을 지급하고, 회사와 27개 삼성그룹 계열사들은 연대하여 원고들에게 위약금(지연이자 상당액) 2조 2,879억여원 및 2001년 1월부터 매월별로 산출된 위약금에 대한 각 그 익월 1일부터 소장부본 송달일까지는 연 6%, 소장부본 송달 다음날부터 완제일까지는 연 20%의 비율에 의한 지연손해금과 2조 4,500억원에 대한 2005년 12월 1일부터 완제일까지 연 19%의 비율에 의한 위약금을 지급할 것 등을 청구하였습니다.

  현재로서는 동 소송의 최종결과 및 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.

- 기타 국내소송

(단위 : 백만원)

소송당사자	소송명	계류법원	소송기간	소송금액	소송내용	진행상황
조관현	손해배상	서울중앙지방법원	2005.8 ~	90,000	당사 휴대폰 문자입력방식인 천지인에 대한 권리 주장	'07.2.7 변론준비 기일(속행) '07.3.26 특별기일 (속행) '07.5.23 변론기일
공정거래 위원회	시정조치등 취소	서울고등법원	2007.1 ~	2,444	공정거래위원회로부터 받은 시정 명령및 과징금납부명령에 대한 취소소송	'06.12.22 대법원의 파기환송 판결선고 '07.4.5 변론기일 '07.5.17 파기환송심 판결선고기일
기 타 30건				41,983		진행중
합 계				134,427		

※ 2007년 3월 31일 현재 회사가 국내에서 원고로 계류중인 소송사건은 8건으로서 소송가액은 약 9,991백만원이며, 피고로 계류중인 소송사건은 24건으로서 소송가액은 약 124,436백만원입니다.(삼성자동차 소송사건 제외)

○ 해외 소송사건

2007년 3월 31일 현재 회사는 해외에 소재하고 있는 Matsushita Electric Industrial Co., Ltd., Commissariat A L'Energie Atomique, 02 Micro International Limited, St.Clair Intellectual Property Consultants Inc., Tadahiro Ohmi, Rambus Inc., Sony Ericsson Mobile Communications Inc., Agere systems Inc., Fujinon Corporation, InterDigital Communications Corporation, ON Semiconductor Corporation, Hitachi Global Storage Technologies Netherlands B.V., Stormedia Texas, LLC., Renesas Technology Corp., Anvik Corporation, Technology Development & Licensing, Washington Research Foundation, Zoltar Satellite Alarm System Co., Texas MP3 Technologies (이상: 피고), International Rectifier Corporation, Matsushita Electric Industrial Co., Ltd, Rambus Inc., Sony Ericsson Mobile Communications Inc., ON Semiconductor Corporation, Renesas Technology Corp., InterDigital Communication Corporation (이상: 원고)와 특허침해 관련 소송에 계류 중에 있습니다.

나. 견질 또는 담보용 어음ㆍ수표 현황

- 해당사항 없음

다. 채무보증 현황

- 국내 지급보증

2007년 3월 31일 현재 국내 채무보증은 삼성종합화학의 외자유치를 위한 합작법인 설립관련 채무보증 7,710백만원이 있음.

한편, 직원 복지 목적의 임대주택 제공시 직원들의 금융기관 대출금에 대하여 250,132백만원을 한도로 채무보증을 제공하고 있음.

- 해외 지급보증

2007년 3월 31일 현재 해외 현지법인의 채무에 대한 지급보증(실차입기준) 건수는 총 13건이며, 금액은 약 675,741백만원(US 718,644천$)임.

라. 채무인수약정 현황

- 해당사항 없음

마. 기타의 우발부채 등

- 기타 상세내역은 제 39기 1분기 재무제표에 대한 검토보고서 주석 14 '우발채무와 약정사항' 참고

4. 제재현황

- 해당사항 없음

5. 결산일 이후에 발생한 중요사항

- 해당사항 없음

6. 중소기업기준 검토표 등

- 해당사항 없음

7. 공모자금 사용내역

- 해당사항 없음

(단위 : 원)

구 분	납입일	납입금액	신고서상 자금사용 계획	실제 자금사용 현황
-	-	-	-	-
-	-	-	-	-

8. 기타

- 해당사항 없음

Samsung Electronics Co., Ltd.

Interim Financial Statements

March 31, 2007 and 2006

SAMIL PRICEWATERHOUSECOOPERS

Samsung Electronics Co., Ltd.

Interim Financial Statements

March 31, 2007 and 2006

SAMIL PRICEWATERHOUSECOOPERS

Samsung Electronics Co., Ltd.
Index
March 31, 2007 and 2006 and December 31, 2006

Page(s)

www.samil.com
Kukje Center Building
191 Hangangno 2-ga, Yongsan-gu
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Accountants

To the Board of Directors and Shareholders of
Samsung Electronics Co., Ltd.

We have reviewed the accompanying non-consolidated balance sheet of Samsung Electronics Co., Ltd. (the "Company") as of March 31, 2007, and the related non-consolidated statements of income and cash flows for the three-month periods ended March 31, 2007 and 2006, and changes in shareholders' equity for the three-month period ended March 31, 2007, expressed in Korean won. These interim financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying non-consolidated financial statements are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have audited the non-consolidated balance sheet of Samsung Electronics Co., Ltd. as of December 31, 2006, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those non-consolidated financial statements in our report dated January 30, 2007. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2006, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2006, except for the effects in adopting SKFAS No. 21 and Korea Accounting Institute Opinion 06-2.

Without qualifying our review opinion, we draw your attention to the following matters.

As discussed in Note 15 to the accompanying non-consolidated financial statements, the Company and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of Samsung Motors Inc. ("SMI") in September 1999. In accordance with this agreement, the Company and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd. (the "Shares"), which were previously transferred to the Creditors in connection with the petition for court receivership of SMI. The Shares were to be disposed of by December 31, 2000, and if the sales proceeds fell short of ₩2,450 billion (the "Shortfall"), the Company and the Affiliates agreed to compensate the Creditors for the Shortfall by other means, including participating in any equity offering or subordinated debentures issued by the Creditors. Any excess proceeds over ₩2,450 billion were to be distributed to the Company and the Affiliates. In the event of non-performance to this agreement, default interest on the Shortfall was agreed to be paid to the Creditors by the Company and the Affiliates.

As of the balance sheet date, the sale of the Shares has not been completed and on December 9, 2005, the Creditors filed a civil action against Mr. Kun-Hee Lee, the chairman of the Company, the Company and 27 of the remaining Affiliates, in connection with this agreement. The Creditors are claiming from Mr. Kun-Hee Lee, the Company and 27 of the Affiliates the agreed sales proceeds amount of ₩2,450 billion together with interest of 6% per annum from January 1, 2001, until the date the Company was served with court process and 20% per annum thereafter until settlement.

In addition, the Creditors are claiming from the Company and 27 of the Affiliates damages resulting from delays amounting to ₩2,287.9 billion (the "Damages"), the aggregate amount of monthly default interest calculated from January 1, 2001, at 19% per annum on ₩2,450 billion, with interest. Interest on the Damages has been calculated by applying 6% per annum on the monthly calculated Damages amount from the following month until the date the Company was served with court process and 20% per annum thereafter until settlement. Additional damage for delays, calculated at 19% per annum on ₩2,450 billion, is also being claimed by the Creditors from December 1, 2005, until settlement.

As of the balance sheet date, the outcome of this case is uncertain and accordingly, the ultimate effect of this matter on the financial position of the Company cannot presently be determined.

As discussed in Note 2, the Company adopted SKFAS No. 21, *Preparation and Presentation of Financial Statements*, and changed its method of accounting for deferred income taxes on temporary differences relating to investments in subsidiaries and equity investees to comply with the Korea Accounting Institute Opinion 06-2. The financial statements as of December 31, 2006, and for the three-month period ended March 31, 2006, have been restated to conform with SKFAS No. 1.

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying non-consolidated financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.

Samil PricewaterhouseCoopers

Seoul, Korea
April 30, 2007

This report is effective as of April 30, 2007, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Non-Consolidated Balance Sheets
March 31, 2007 and December 31, 2006

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2007	2006	2007	2006
Assets				
Current assets				
Cash and cash equivalents	₩ 797,966	₩ 977,989	$ 848,900	$ 1,040,414
Short-term financial instruments	1,150,144	3,335,141	1,223,557	3,548,022
Short-term available-for-sale securities (Note 4)	961,716	2,058,781	1,023,102	2,190,193
Trade accounts and notes receivable, net of allowance for doubtful accounts (Note 5)	2,243,358	1,842,439	2,386,551	1,960,041
Other accounts and notes receivable, net of allowance for doubtful accounts (Note 5)	621,872	864,669	661,566	919,861
Inventories, net of valuation losses (Note 6)	3,211,578	3,219,474	3,416,572	3,424,972
Short-term deferred income tax assets (Note 21)	1,181,711	1,155,410	1,257,139	1,229,160
Short-term lease receivables under finance lease (Note 7)	67,453	69,348	71,760	73,774
Prepaid expenses and other current assets	1,399,103	1,190,906	1,488,407	1,266,922
Total current assets	11,634,901	14,714,157	12,377,554	15,653,359
Property, plant and equipment, including revaluations, net of accumulated depreciation (Note 10)	29,825,047	28,820,442	31,728,773	30,660,045
Long-term available-for-sale securities (Note 8)	1,269,070	1,148,944	1,350,074	1,222,281
Equity-method investments (Note 9)	11,922,380	11,265,083	12,683,383	11,984,131
Intangible assets, net of accumulated amortization (Note 11)	543,605	522,378	578,303	555,721
Long-term receivables under finance lease (Note 7)	142,090	154,140	151,160	163,979
Long-term deposits and other assets, net (Note 12)	1,157,616	1,183,984	1,231,507	1,259,556
Total assets	₩56,494,709	₩57,809,128	$60,100,754	$61,499,072

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2007	2006	2007	2006
Liabilities and Shareholders' Equity				
Current liabilities				
Trade accounts and notes payable	₩ 2,150,115	₩ 1,869,101	$ 2,287,356	$ 1,988,405
Other accounts and notes payable	3,009,192	3,291,797	3,201,268	3,501,912
Accrued expenses (Note 14)	2,347,179	2,873,148	2,496,999	3,056,540
Income taxes payable	903,698	1,111,233	961,381	1,182,163
Other current liabilities	584,985	489,736	622,326	520,996
Total current liabilities	8,995,169	9,635,015	9,569,330	10,250,016
Foreign currency notes and bonds (Note 13)	88,412	87,317	94,055	92,890
Long-term advances received	295,138	340,033	313,977	361,737
Long-term accrued expenses (Note 14)	311,471	274,527	331,352	292,050
Deferred income tax liabilities (Note 21)	1,232,581	1,221,815	1,311,256	1,299,803
Accrued severance benefits, net	713,052	620,469	758,566	660,073
Other long-term liabilities	425,507	432,368	452,666	459,967
Total liabilities	12,061,330	12,611,544	12,831,202	13,416,536
Commitments and contingencies (Note 15)				
Shareholders' equity				
Capital stock (Note 16)				
Common stock	778,047	778,047	827,710	827,710
Preferred stock	119,467	119,467	127,093	127,093
Capital surplus				
Paid-in capital in excess of par value	4,403,893	4,403,893	4,684,993	4,684,993
Other capital surplus	1,959,283	1,963,351	2,084,344	2,088,671
Capital adjustments				
Treasury stock (Note 18)	(9,289,676)	(7,520,023)	(9,882,634)	(8,000,024)
Stock options (Note 19)	522,240	539,153	555,574	573,567
Accumulated other comprehensive income (Note 20)	730,217	556,924	776,825	592,471
Retained earnings (Note 17)	45,209,908	44,356,772	48,095,647	47,188,055
Total shareholders' equity	44,433,379	45,197,584	47,269,552	48,082,536
Total liabilities & shareholders' equity	₩56,494,709	₩57,809,128	$ 60,100,754	$ 61,499,072

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants

Non-Consolidated Statements of Income
Three-Month Periods ended March 31, 2007 and 2006

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2007	2006	2007	2006
Sales (Note 26)	₩14,386,012	₩13,959,257	$ 15,304,268	$ 14,850,273
Cost of sales	10,941,688	10,178,279	11,640,094	10,827,956
Gross profit	3,444,324	3,780,978	3,664,174	4,022,317
Selling, general and administrative expenses	2,261,217	2,166,992	2,405,550	2,305,311
Operating profit	1,183,107	1,613,986	1,258,624	1,717,006
Non-operating income				
Interest and dividend income	70,958	80,270	75,487	85,394
Commission income	68,873	70,607	73,269	75,114
Gain on disposal of available-for-sale securities	15,120	7,049	16,085	7,499
Gain on disposal of property, plant and equipment	38,758	7,795	41,232	8,293
Foreign exchange gains	43,903	78,425	46,705	83,431
Gain on foreign currency translation	21,198	96,412	22,551	102,566
Gain on valuation of equity-method investments	655,087	451,361	696,901	480,171
Others	71,039	89,794	75,574	95,525
	984,936	881,713	1,047,804	937,993
Non-operating expenses				
Interest expenses	12,587	11,638	13,390	12,381
Loss on disposal of trade accounts and notes receivable	63,424	52,888	67,472	56,264
Donations	14,916	22,442	15,868	23,874
Loss on disposal of property, plant and equipment	20,770	2,431	22,096	2,586
Foreign exchange losses	77,763	69,469	82,727	73,903
Loss on foreign currency translation	18,972	33,447	20,183	35,582
Loss on valuation of equity-method investments	96,647	43,290	102,816	46,053
Others	22,065	36,359	23,474	38,680
	327,144	271,964	348,026	289,323
Net income before income tax	1,840,899	2,223,735	1,958,402	2,365,676
Income tax expense (Note 21)	241,688	341,940	257,114	363,766
Net income	₩ 1,599,211	₩ 1,881,795	$ 1,701,288	$ 2,001,910
Basic earnings per share (Note 22) (in Korean won and U.S. dollars)	₩ 9,687	₩ 12,418	$ 10	$ 13
Diluted earnings per share (Note 22) (in Korean won and U.S. dollars)	₩ 9,560	₩ 12,213	$ 10	$ 13

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants.

Samsung Electronics Co., Ltd.
Non-Consolidated Statement of Changes in Shareholders' Equity
Three-Month Period ended March 31, 2007

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	Capital Stock	Capital Surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total	Capital Stock	Capital Surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total
Shareholders' equity, January 1, 2007	₩ 897,514	₩6,367,244	₩ (6,980,870)	₩ 516,520	₩44,460,189	₩ 45,260,597	$ 954,803	$ 6,773,664	$ (7,426,457)	$ 549,489	$ 47,298,073	$ 48,149,572
Cumulative effects of restatements (Note 21)	-	-	-	40,404	(103,417)	(63,013)	-	-	-	42,982	(110,018)	(67,036)
Restated beginning balance	897,514	6,367,244	(6,980,870)	556,924	44,356,772	45,197,584	954,803	6,773,664	(7,426,457)	592,471	47,188,055	48,082,536
Cash dividends	-	-	-	-	(746,075)	(746,075)	-	-	-	-	(793,696)	(793,696)
Retained earnings after appropriations	-	-	-	-	43,610,697	44,451,509	-	-	-	-	46,394,359	47,288,840
Acquisition of treasury stock	-	-	(1,825,395)	-	-	(1,825,395)	-	-	(1,941,910)	-	-	(1,941,910)
Disposal of treasury stock	-	(4,068)	55,742	-	-	51,674	-	(4,327)	59,300	-	-	54,973
Stock options	-	-	(16,913)	-	-	(16,913)	-	-	(17,993)	-	-	(17,993)
Gain on valuation of available-for-sale securities	-	-	-	86,305	-	86,305	-	-	-	91,814	-	91,814
Loss on valuation of available-for-sale securities	-	-	-	443	-	443	-	-	-	471	-	471
Gain on valuation of equity-method investments	-	-	-	(11,586)	-	(11,586)	-	-	-	(12,326)	-	(12,326)
Loss on valuation of equity-method investments	-	-	-	98,131	-	98,131	-	-	-	104,395	-	104,395
Net income	-	-	-		1,599,211	1,599,211	-	-	-	-	1,701,288	1,701,288
Shareholders' equity, March 31, 2007	₩ 897,514	₩6,363,176	₩ (8,767,436)	₩ 730,217	₩45,209,908	₩ 44,433,379	$ 954,803	$ 6,769,337	$ (9,327,060)	$ 776,825	$ 48,095,647	$ 47,269,552

The accompanying notes are an integral part of these non-consolidated financial statements
See Report of Independent Accountants.

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2007	2006	2007	2006
Cash flows from operating activities				
Net income	₩ 1,599,211	₩ 1,881,795	$ 1,701,288	$ 2,001,910
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation and amortization	1,662,180	1,284,732	1,768,277	1,366,736
Provision for severance benefits	145,289	120,973	154,563	128,695
Loss on disposal of trade accounts and notes receivable	63,424	52,888	67,472	56,264
Loss on disposal of property, plant and equipment	20,770	2,431	22,096	2,586
Gain on disposal of property, plant and equipment	(38,758)	(7,795)	(41,232)	(8,293)
Loss on disposal of available-for-sale securities	-	503	-	535
Gain on disposal of available-for-sale securities	(15,120)	(7,049)	(16,085)	(7,499)
Loss on foreign currency translation	18,969	33,447	20,180	35,582
Gain on foreign currency translation	(21,165)	(96,412)	(22,516)	(102,566)
Loss on valuation of equity-method investments	96,647	43,290	102,816	46,053
Gain on valuation of equity-method investments	(494,470)	(313,357)	(526,032)	(333,359)
Deferred income taxes	(64,536)	35,405	(68,655)	37,665
others	50,746	123,405	53,984	131,282
	3,023,187	3,154,256	3,216,156	3,355,591
Changes in operating assets and liabilities				
Increase in trade accounts and notes receivable	(467,121)	(36,409)	(496,937)	(38,733)
Decrease in other accounts and notes receivable	249,607	394,431	265,539	419,607
Increase in inventories	(38,437)	(250,496)	(40,890)	(266,485)
Increase in trade accounts and notes payable	283,712	268,307	301,821	285,433
Decrease in other accounts and notes payable	(303,116)	(288,450)	(318,877)	(306,862)
Decrease in accrued expenses	(526,440)	(562,323)	(560,043)	(598,216)
Decrease in income taxes payable	(205,992)	(51,955)	(219,140)	(55,271)
Payment of severance benefits	(75,919)	(52,056)	(80,765)	(55,379)
Others	(87,231)	(92,277)	(96,385)	(98,166)
Net cash provided by operating activities	1,852,250	2,483,028	1,970,479	2,641,519

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2007	2006	2007	2006
Cash flows from investing activities				
Net decrease in short-term financial instruments	₩ 2,184,997	₩ 288,414	$ 2,324,465	$ 306,823
Proceeds from disposal of short-term available-for-sale securities	1,325,120	666,799	1,409,702	709,361
Acquisition of short-term available-for-sale securities	(210,000)	(758,915)	(223,404)	(807,356)
Proceeds from disposal of property, plant and equipment	106,413	34,526	113,205	36,730
Acquisition of property, plant and equipment	(2,741,037)	(2,280,654)	(2,915,997)	(2,426,228)
Acquisition of intangible assets	(38,321)	(30,307)	(40,767)	(32,241)
Proceeds from disposal of long-term available-for-sale securities	150	3,197	160	3,401
Acquisition of long-term available-for-sale securities	(1,049)	(6,131)	(1,116)	(6,522)
Acquisition of equity-method investments	(153,156)	(63,853)	(162,932)	(67,929)
Others	33,061	3,643	35,171	3,875
Net cash provided by (used in) investing activities	506,178	(2,143,281)	538,487	(2,280,086)
Cash flows from financing activities				
Payment of dividends	(746,075)	(757,403)	(793,697)	(805,748)
Acquisition of treasury stock	(1,825,395)	-	(1,941,910)	-
Exercise of stock options	33,019	84,609	35,127	90,010
Net cash used in financing activities	(2,538,451)	(672,794)	(2,700,480)	(715,738)
Net decrease in cash and cash equivalents	(180,023)	(333,047)	(191,514)	(354,305)
Cash and cash equivalents				
Beginning of the period	977,989	1,053,552	1,040,414	1,120,800
End of the period	₩ 797,966	₩ 720,505	$ 848,900	$ 766,495

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants.

1. The Company

Samsung Electronics Co., Ltd. (the "Company") was incorporated under the laws of the Republic of Korea to manufacture and sell semiconductors, LCDs, telecommunication products, digital appliances and digital media products.

The Company's shares of stock are publicly traded, and all issued and outstanding shares are listed on the Korea Stock Exchange.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards ("SKFAS"), which will gradually replace the existing financial accounting standards established by the Korean Financial and Supervisory Board. SKFAS No. 11 and No. 21 through No. 23 became applicable to the Company on January 1, 2007. Accordingly, the Company adopted these standards in its financial statements as of and for the three-month period ended March 31, 2007.

In accordance with SKFAS No. 21, *Preparation and Presentation of Financial Statements*, the Company presented the statement of changes in shareholders' equity as part of its financial statements. The Company separated its capital adjustments account between capital adjustment and accumulated other comprehensive income, and disclosed the details of its comprehensive income in the notes to the financial statements. In addition, the Company disclosed its earnings per share on the face of its statement of income.

These changes had no effect on previously reported net income or shareholders' equity. The comparative statement of changes in equity for the three-month period ended March 31, 2006, has not been presented as permitted by SKFAS No. 21.

In accordance with SKFAS No. 23, *Earnings per Share*, the Company now deducts any excess of the consideration given over the carrying amount of the preference shares from the profit available to common stockholders in calculating its earnings per share.

As explained in Note 21, in accordance with the *Korea Accounting Institute Opinion 06-2* announced on December 29, 2006, the Company changed its method of recognizing deferred income taxes on temporary difference in relation to investments in subsidiaries and equity-method investees. The Company's non-consolidated financial statements for the year ended December 31, 2006, and for the three-month period ended March 31, 2006, presented herein for comparative purposes, have been restated to reflect this change.

3. United States Dollar Amounts

The Company operates primarily in Korean won and its official accounting records are maintained in Korean won. The U.S. dollar amounts, provided herein, represent supplementary information solely for the convenience of the reader. All won amounts are expressed in U.S. dollars at the rate of ₩940 to US$1, the exchange rate in effect on March 31, 2007. Such presentation is not in accordance with generally accepted accounting principles in either the Republic of Korea or the United States, and should not be construed as a representation that the won amounts shown could be readily converted, realized or settled in U.S. dollars at this or at any other rate.

The 2006 U.S. dollar amounts, which were previously expressed at ₩929 and ₩975 to US$1, the rate in effect on December 31, 2006 and March 31, 2006, respectively, have been restated to reflect the exchange rate in effect on March 31, 2007.

4. Short-Term Available-For-Sale Securities

Short-term available-for-sale securities as of March 31, 2007 and December 31, 2006, consist of the following:

(In millions of Korean won)		**2007**		**2006**	**Maturity**
Financial institution bonds	₩	396,220	₩	589,697	Within 1 year
Beneficiary certificates		565,496		1,469,084	Within 1 year
	₩	961,716	₩	2,058,781	

See Report of Independent Accountants.

5. Accounts and Notes Receivable

Accounts and notes receivable with respective allowance for doubtful accounts as of March 31, 2007 and December 31, 2006, consist of following:

(In millions of Korean won)		2007		2006
Trade accounts and notes receivable	₩	2,266,579	₩	1,862,917
Less: Allowance for doubtful accounts		(23,221)		(20,478)
	₩	2,243,358	₩	1,842,439
Other accounts and notes receivable	₩	629,070	₩	872,093
Less: Allowance for doubtful accounts		(7,135)		(7,372)
Present value discounts		(63)		(52)
	₩	621,872	₩	864,669

Outstanding balance of trade accounts and notes receivable sold to financial institutions as of March 31, 2007 and December 31, 2006, are as follows:

(In millions of Korean won)		2007		2006
Export accounts and notes receivable with recourse	₩	4,106,930	₩	4,123,562
Export accounts and notes receivable without recourse		96,781		28,705
Trade accounts receivable with recourse		1,879		36,075
Trade accounts receivable without recourse		75,217		49,037
	₩	4,280,807	₩	4,237,379

6. Inventories

Inventories, net of valuation losses, as of March 31, 2007 and December 31, 2006, consist of the following:

(In millions of Korean won)		2007		2006
Finished goods and merchandise	₩	560,111	₩	611,282
Work-in-process		1,475,517		1,315,053
Raw materials and supplies		1,080,166		1,183,477
Materials-in-transit		95,784		109,662
	₩	3,211,578	₩	3,219,474

As of March 31, 2007, losses from valuation of inventories to net realizable value amounted to ₩150,925 million (December 31, 2006: ₩136,497 million).

7. Leases

Details of lease contracts held by the Company are as follows:

(1) Finance lease

The Company provides S-LCD Corporation with machinery and equipment. The minimum lease payments and their present values as of March 31, 2007 and December 31, 2006, are as follows:

	2007		2006	
	Minimum lease payments	Present values	Minimum lease payments	Present values
Within one year	₩ 89,840	₩ 67,453	₩ 90,686	₩ 69,348
From one to five years	167,634	142,090	174,464	154,140
	257,474	₩ 209,543	265,150	₩ 223,488
Present value adjustment	(47,931)		(41,662)	
Financing lease receivables	₩ 209,543		₩ 223,488	

(2) Operating lease

The Company provides S-LCD Corporation with land and buildings. The book value of leased properties is ₩381,032 million (December 31, 2006: ₩373,979 million) and minimum lease payments as of March 31, 2007 and December 31, 2006, are as follows:

(In millions of Korean won)	2007	2006
Within one year	₩ 58,071	₩ 59,122
From one to five years	108,913	123,887
	₩ 166,984	₩ 183,009

8. Long-Term Available-For-Sale Securities

Long-term available-for-sale securities as of March 31, 2007 and December 31, 2006, consist of the following:

(In millions of Korean won)	Detail	2007 Acquisition Cost	2007 Recorded Book Value	2006 Recorded Book Value
Listed equities [1]	(1)	₩ 320,854	₩ 1,138,221	₩ 1,015,590
Non-listed equities [1]	(2)	163,002	115,940	119,618
Government and public bonds		15,953	14,909	13,586
Funds		-	-	150
		₩ 499,809	₩ 1,269,070	₩ 1,148,944

[1] Excludes equity-method investees.

(1) Listed equities

Listed equities as of March 31, 2007 and December 31, 2006, consist of the following:

(In millions of Korean won, number of shares and percentage)

	2007					2006
	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Market Value	Recorded Book Value	Recorded Book Value
Samsung Heavy Industries Co., Ltd.	40,675,641	17.61	₩ 258,299	₩1,020,958	₩1,020,958	₩ 907,067
Samsung Fine Chemicals Co., Ltd.	2,164,970	8.39	45,678	59,104	59,104	50,444
The Shilla Hotels & Resorts	2,004,717	5.01	13,957	29,971	29,971	30,371
Cheil Communications Inc.	119,949	2.61	2,920	28,188	28,188	27,708
			₩ 320,854	₩1,138,221	₩1,138,221	₩1,015,590

The difference between the acquisition cost and fair value of the investments using the fair-value method is recorded under other comprehensive income, a separate component of shareholders' equity.

(2) Non-listed equities

Non-listed equities as of March 31, 2007 and December 31, 2006, consist of the following:

(In millions of Korean won, number of shares and percentage)

			2007		2006
	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Recorded Book Value	Recorded Book Value
Related Parties					
Samsung Petrochemical Co., Ltd.	514,175	12.96	₩ 8,040	₩ 8,040	₩ 8,040
Samsung General Chemicals Co., Ltd.	1,914,251	3.91	19,143	19,143	19,143
Samsung Venture Investment Corporation	980,000	16.33	4,900	4,900	4,900
iMarketKorea Inc.	380,000	14.10	1,900	1,900	1,900
Samsung SDI Brasil Ltda.	2,025,165	0.08	3,068	55	55
International Cyber Marketing Inc. [1]	450,000	45.00	1,166	1,166	1,166
Samsung Semiconductor China R&D., Ltd. [2]	-	-	-	-	3,678
Others [1]			4,761	1,828	1,828
Other Companies					
Kihyup Technology Banking Corporation	1,000,000	17.24	5,000	5,000	5,000
Pusan Newport Co., Ltd.	1,135,307	1.26	5,677	5,677	5,677
Bluebird Soft Inc.	140,000	17.00	10,199	2,441	2,441
SkyLife Broadcasting	600,000	0.71	3,344	3,000	3,000
TU Media Corp.	3,015,195	6.90	15,076	15,076	15,076
Symbian Ltd.	10,359,926	4.50	31,839	31,839	31,839
Beijing T3G Technology Co., Ltd.	-	16.26	9,164	9,164	9,164
Inphi Corporation	2,732,241	6.40	4,171	4,171	4,171
Others			35,554	2,540	2,540
			₩ 163,002	₩ 115,940	₩ 119,618

[1] As of March 31, 2007, these investments were not valued using the equity method of accounting due to the immateriality of their total asset balances.

[2] As of March 31, 2007, this investment, which was valued using the cost method of accounting up to December 31, 2006, is currently valued using the equity method of accounting as its total assets as of December 31, 2006, exceeded ₩7,000 million.

As of March 31, 2007, the Company's investments in Pusan Newport Co., Ltd. are pledged as collateral against the investee's debt.

9. Equity-Method Investments

Changes in equity-method investments for the three-month period ended March 31, 2007 and year ended December 31, 2006, consist of the following:

(In millions of Korean won, number of shares and percentage)

			2007			
	Percentage of Ownership (%)	Acquisition Cost	Balance at Beginning of Period	Earnings from Equity-Method Investments	Other Increase (Decrease)	Balance at End of Period
Samsung SDI Co., Ltd.	19.68	₩ 423,722	₩ 920,389	₩ (13,280)	₩ 5,419	₩ 912,528
Samsung Electro-Mechanics Co., Ltd.	22.80	359,237	394,899	12,542	(1,247)	406,194
Samsung Kwangju Electronics Co., Ltd.	94.25	192,676	575,712	16,981	-	592,693
Samsung Card Co., Ltd.	46.85	1,649,413	972,965	43,709	(194)	1,016,480
Samsung Techwin Co., Ltd.	25.46	211,726	216,118	6,399	(7,655)	214,862
Samsung SDS Co., Ltd.	21.27	12,753	125,614	10,721	580	136,915
Samsung Corning Co., Ltd.	45.29	94,263	233,484	(358)	2,747	235,873
Samsung Corning Precision Glass Co., Ltd.	42.47	179,993	894,801	92,584	(114,666)	872,719
Samsung Thales Co., Ltd.	50.00	135,000	116,075	1,738	-	117,813
S-LCD Corp.	50.00	1,550,000	1,459,395	4,428	(47)	1,463,776
Samsung Electronics America Inc.	100.00	1,156,974	771,889	41,997	107,602	921,488
Samsung Electronics Latinoamerica (Zona Libre), S.A.	100.00	43,842	46,286	1,105	1,079	48,470
Samsung Electronics Hungarian RT. Co., Ltd.	100.00	48,397	341,165	28,341	13,888	383,394
Samsung Electronics (UK) Ltd.	100.00	187,907	269,509	41,925	13,019	324,453
PT. Samsung Electronics Indonesia	99.99	56,910	122,500	(4,602)	120	118,018
Samsung Asia Private Ltd.	70.00	20,454	217,075	9,183	6,756	233,014
Thai-Samsung Electronics Co., Ltd.	91.83	37,423	126,900	5,257	14,623	146,780
Samsung Electronics Suzhou Semiconductor Co., Ltd.	100.00	170,223	187,694	(2,469)	4,716	189,941
Samsung (China) Investment Co., Ltd.	100.00	61,023	280,459	33,539	5,637	319,635
Tianjin Samsung Telecom Technology Co., Ltd.	90.00	22,434	142,120	67,156	4,993	214,269
Samsung Electronics Suzhou LCD Co., Ltd.	100.00	164,706	151,736	1,564	3,568	156,868
Samsung Japan Co., Ltd.	50.96	54,024	21,878	43,179	2,918	67,975
TSST Japan Co., Ltd.	49.03	150,451	50,518	(6,962)	447	44,003
Others		1,811,653	2,625,902	123,763	34,554	2,784,219
		₩ 8,795,204	₩11,265,083	₩ 558,440	₩ 98,857	₩11,922,380

See Report of Independent Accountants.

(In millions of Korean won, number of shares and percentage)

			2006			
	Percentage of Ownership (%)	Acquisition Cost	Balance at Beginning of Year	Earnings from Equity-Method Investments	Other Increase (Decrease)	Balance at End of Year
Samsung SDI Co., Ltd.	19.68	₩ 423,722	₩ 897,461	₩ 27,688	₩ (4,760)	₩ 920,389
Samsung Electro-Mechanics Co., Ltd.	22.80	359,237	373,051	13,552	8,296	394,899
Samsung Kwangju Electronics Co., Ltd.	94.25	192,676	541,086	34,626	-	575,712
Samsung Card Co., Ltd.	46.85	1,649,413	805,094	127,308	40,563	972,965
Samsung Techwin Co., Ltd.	25.46	211,726	179,044	42,202	(5,128)	216,118
Samsung SDS Co., Ltd.	21.27	12,753	79,187	44,981	1,446	125,614
Samsung Corning Co., Ltd.	45.29	94,263	253,342	(21,180)	1,322	233,484
Samsung Corning Precision Glass Co., Ltd.	42.47	179,993	629,366	374,313	(108,878)	894,801
Samsung Thales Co., Ltd.	50.00	135,000	104,520	11,555	-	116,075
S-LCD Corp.	50.00	1,550,000	899,271	61,289	498,835	1,459,395
Samsung Electronics America Inc.	100.00	1,062,474	367,392	146,837	257,660	771,889
Samsung Electronics Latinoamerica (Zona Libre), S.A.	100.00	43,842	81,988	4,754	(40,456)	46,286
Samsung Electronics Hungarian RT. Co., Ltd.	100.00	48,397	179,384	151,811	9,970	341,165
Samsung Electronics (UK) Ltd.	100.00	187,907	222,447	49,535	(2,473)	269,509
PT. Samsung Electronics Indonesia	99.99	56,910	122,418	19,193	(19,111)	122,500
Samsung Asia Private Ltd.	70.00	20,454	196,852	21,132	(909)	217,075
Thai-Samsung Electronics Co., Ltd.	91.83	37,423	115,004	8,825	3,071	126,900
Samsung Electronics Suzhou Semiconductor Co., Ltd.	100.00	170,223	175,533	3,431	8,730	187,694
Samsung (China) Investment Co., Ltd.	100.00	61,023	182,600	102,412	(4,553)	280,459
Tianjin Samsung Telecom Technology Co., Ltd.	90.00	22,434	109,995	39,513	(7,388)	142,120
Samsung Electronics Suzhou LCD Co., Ltd.	100.00	164,706	132,838	6,852	12,046	151,736
Samsung Japan Co., Ltd.	50.96	54,024	43,994	(10,919)	(11,197)	21,878
TSST Japan Co., Ltd.	49.03	150,451	52,304	(3,182)	1,396	50,518
Others		1,749,319	2,147,709	449,424	28,769	2,625,902
		₩ 8,638,370	₩ 8,891,880	₩ 1,705,952	₩ 667,251	₩11,265,083

Financial information of investee companies as of and for the three-month period ended March 31, 2007 and year ended December 31, 2006, follows:

	2007			
(In millions of Korean won)	**Assets**	**Liabilities**	**Sales**	**Net income (loss)**
Samsung SDI Co., Ltd.	₩6,193,209	₩1,535,092	₩ 867,617	₩ (62,261)
Samsung Electro-Mechanics Co., Ltd.	2,967,979	1,186,134	564,809	1,092
Samsung Kwangju Electronics Co., Ltd.	871,645	237,559	537,710	23,545
Samsung Card Co., Ltd.	10,864,528	8,950,858	548,613	93,515
Samsung Techwin Co., Ltd.	1,806,872	949,386	685,150	38,963
Samsung SDS Co., Ltd.	1,187,289	425,218	471,707	47,292
Samsung Corning Co., Ltd.	619,284	98,561	92,098	(797)
Samsung Corning Precision Glass Co., Ltd.	2,412,415	320,115	458,046	190,478
Samsung Thales Co., Ltd.	411,925	176,229	93,903	3,453
S-LCD Corp.	3,677,145	671,165	869,190	33,151
Samsung Electronics America Inc.	2,429,622	1,365,943	2,494,264	44,020
Samsung Electronics Latinoamerica (Zona Libre), S.A.	143,757	93,658	92,261	1,582
Samsung Electronics Hungarian RT. Co., Ltd.	745,645	343,112	440,104	28,876
Samsung Electronics (UK) Ltd.	730,670	391,664	643,645	32,074
PT. Samsung Electronics Indonesia	311,021	176,383	250,609	3,429
Samsung Asia Private Ltd.	801,783	455,952	1,025,726	6,257
Thai-Samsung Electronics Co., Ltd.	397,282	223,121	286,692	12,976
Samsung Electronics Suzhou Semiconductor Co., Ltd.	365,377	155,173	41,109	(637)
Samsung (China) Investment Co., Ltd.	865,414	535,208	377,236	30,318
Tianjin Samsung Telecom Technology Co., Ltd.	696,132	420,210	1,054,356	45,482
Samsung Electronics Suzhou LCD Co., Ltd.	173,559	13,199	20,644	433
Samsung Japan Co., Ltd.	1,735,817	1,497,397	1,990,947	9,868
TSST Japan Co., Ltd.	371,713	334,453	342,750	(6,999)
Others	13,957,797	9,904,332	14,476,965	173,547

	2006			
(In millions of Korean won)	Assets	Liabilities	Sales	Net income (loss)
Samsung SDI Co., Ltd.	₩6,399,632	₩1,694,492	₩4,907,618	₩ 91,446
Samsung Electro-Mechanics Co., Ltd.	3,061,143	1,275,989	2,393,645	96,896
Samsung Kwangju Electronics Co., Ltd.	799,691	189,150	2,033,550	28,998
Samsung Card Co., Ltd.	11,222,023	9,401,471	2,288,190	271,870
Samsung Techwin Co., Ltd.	1,776,634	925,667	2,868,706	160,262
Samsung SDS Co., Ltd.	1,272,924	560,871	2,100,034	220,863
Samsung Corning Co., Ltd.	643,691	128,108	481,701	(47,868)
Samsung Corning Precision Glass Co., Ltd.	2,445,602	273,780	1,965,653	891,066
Samsung Thales Co., Ltd.	447,303	215,061	461,872	22,525
S-LCD Corp.	3,463,446	490,523	3,889,445	114,406
Samsung Electronics America Inc.	2,000,202	1,088,178	9,447,407	157,786
Samsung Electronics Latinoamerica (Zona Libre), S.A.	122,489	75,050	338,326	(7,375)
Samsung Electronics Hungarian RT. Co., Ltd.	496,444	136,807	1,652,940	155,811
Samsung Electronics (UK) Ltd.	684,509	390,893	2,670,349	56,681
PT. Samsung Electronics Indonesia	308,825	177,736	976,182	21,497
Samsung Asia Private Ltd.	898,731	564,794	5,075,195	31,928
Thai-Samsung Electronics Co., Ltd.	309,727	164,466	896,875	12,996
Samsung Electronics Suzhou Semiconductor Co., Ltd.	340,816	134,690	149,391	7,749
Samsung (China) Investment Co., Ltd.	682,285	388,546	1,281,434	106,361
Tianjin Samsung Telecom Technology Co., Ltd.	655,100	430,207	3,136,402	93,983
Samsung Electronics Suzhou LCD Co., Ltd.	163,417	7,058	78,092	4,280
Samsung Japan Co., Ltd.	1,580,039	1,357,213	9,016,707	24,171
TSST Japan Co., Ltd.	382,393	341,754	1,395,532	22,311
Others	13,523,514	9,679,362	52,848,385	680,983

Market value information of publicly listed investee companies as of March 31, 2007 and December 31, 2006, follows:

	2007		2006	
(In millions of Korean won)	Market Value	Recorded Book Value	Market Value	Recorded Book Value
Samsung SDI Co., Ltd.	₩ 557,893	₩ 912,528	₩ 596,881	₩ 920,389
Samsung Electro-Mechanics Co., Ltd.	572,371	406,194	766,995	394,899
Samsung Techwin Co., Ltd.	702,813	214,862	665,564	216,118

10. Property, Plant and Equipment

Property, plant and equipment as of March 31, 2007 and 2006, and its movements for the three-month periods then ended, consist of the following:

	2007					
(In millions of Korean won)	Land	Buildings and Structures	Machinery and Equipment	Construction-In-Progress/ Machinery-In-Transit	Others	Total
Balance at January 1, 2007	₩2,787,127	₩5,714,950	₩16,222,039	₩ 3,283,773	₩ 812,553	₩28,820,442
Acquisition	3,580	3,556	44,203	2,663,721	25,977	2,741,037
Transfer	17	217,651	1,553,619	(1,811,775)	40,488	-
Disposal	(20,260)	(40,853)	(23,882)	-	(2,656)	(87,651)
Depreciation	-	(98,996)	(1,463,697)	-	(63,641)	(1,626,334)
Others	-	(51)	(52)	(21,673)	(671)	(22,447)
Balance at March 31, 2007	₩2,770,464	₩5,796,257	₩16,332,230	₩ 4,114,046	₩ 812,050	₩29,825,047

	2006					
(In millions of Korean won)	Land	Buildings and Structures	Machinery and Equipment	Construction-In- Progress/ Machinery - In-Transit	Others	Total
Balance at January 1, 2006	₩2,573,232	₩4,813,243	₩12,655,057	₩ 3,919,126	₩ 689,536	₩24,650,194
Acquisition	57	3,472	39,823	2,218,987	18,315	2,280,654
Transfer	4,182	427,766	1,814,035	(2,299,057)	53,074	-
Disposal	(5,003)	(2,104)	(14,431)	-	(3,350)	(24,888)
Depreciation	-	(83,692)	(1,115,875)	-	(54,882)	(1,254,449)
Others	-	(232)	(4,040)	(10,739)	-	(15,011)
Balance at March 31, 2006	₩2,572,468	₩5,158,453	₩13,374,569	₩ 3,828,317	₩ 702,693	₩25,636,500

11. Intangible Assets

The changes in intangible assets for the three-month periods ended March 31, 2007 and 2006, are as follows:

	2007							
(In millions of Korean won)		Goodwill		Intellectual Property Rights		Others		Total
Balance at January 1, 2007	₩	861	₩	251,829	₩	269,688	₩	522,378
Acquisition [1]		-		31,458		25,625		57,083
Disposal		-		(4)		(6)		(10)
Amortization		(89)		(13,919)		(21,838)		(35,846)
Balance at March 31, 2007	₩	772	₩	269,364	₩	273,469	₩	543,605

	2006							
(In millions of Korean won)		Goodwill		Intellectual Property Rights		Others		Total
Balance at January 1, 2006	₩	1,717	₩	231,073	₩	233,011	₩	465,801
Acquisition [1]		-		15,884		24,584		40,468
Disposal		-		-		(2)		(2)
Amortization		(339)		(13,208)		(16,736)		(30,283)
Balance at March 31, 2006	₩	1,378	₩	233,749	₩	240,857	₩	475,984

[1] Acquisitions include transfers from other accounts including construction-in-progress.

12. Long-Term Deposits and Other Assets

Long-term deposits and other assets as of March 31, 2007 and December 31, 2006, consist of the following:

(In millions of Korean won)		2007		2006
Long-term trade receivables, net	₩	27,532	₩	10,502
Long-term loans receivables, net		233,379		231,239
Long-term guarantee deposits		419,393		446,337
Long-term prepaid expenses		477,312		495,906
	₩	1,157,616	₩	1,183,984

See Report of Independent Accountants.

13. Foreign Currency Notes and Bonds

Unsecured foreign currency notes and bonds as of March 31, 2007 and December 31, 2006, consist of the following:

(In millions of Korean won)	Due Date	2007	2006
US$ denominated straight bonds [1]	October 1, 2027	₩ 94,030	₩ 92,960
Less: Discounts		(5,618)	(5,643)
		₩ 88,412	₩ 87,317

[1] On October 2, 1997, the Company issued straight bonds in the amount of US$100 million at 99.85% of face value. The bonds bear interest at 7.7% per annum and will mature on October 1, 2027, with repayments to be made annually for 20 years after a ten-year grace period from the date of issuance.

14. Liability Provisions

Changes in main liability provisions during the three-month period ended March 31, 2007, are as follows:

(In millions of Korean won)

	Reference	January 1, 2007	Increase	Decrease	March 31, 2007
Warranty reserves	(A)	₩ 235,807	₩98,253	₩ 78,267	₩ 255,793
Royalty expenses	(B)	934,047	238,226	18,436	1,153,837
Long-term incentives	(C)	274,358	408,015	-	682,373

(A) The Company accrues reserves for estimated costs of future service, repairs and recalls, based on historical experience and terms of warranties (1~4 years).

(B) The Company makes provisions for royalty costs relating to technical assistance agreements that have not been settled. The timing of payment depends on the settlement of the agreement.

(C) The Company introduced long-term incentive plans for its executives based on a three-year management performance criteria and has made a provision for the estimated incentive cost accruing for the period. The incentive is expected to be paid after the end of 2007.

In addition, the Company granted productivity incentives and profit sharing to its employees and directors based on their performance and has made a provision in accrued expenses for the estimated incentive cost for the three-month period ended March 31, 2007. This incentive is expected to be paid within one year.

15. Commitments and Contingencies

(A) As of March 31, 2007, the Company is contingently liable for guarantees of indebtedness, principally for related parties, approximating to ₩7,710 million in loans and US$718.64 million on drawn facilities which have a maximum limit of US$2,511 million.

As of March 31, 2007, the Company is contingently liable for guarantees of indebtness up to a limit of ₩250,132 million for employees' housing rental deposits.

(B) As of March 31, 2007, the Company has a bank overdraft facility agreement with Shinhan Bank and five other banks with a combined maximum limit of ₩195,000 million.

(C) As of March 31, 2007, the Company has trade notes receivable discounting facilities with two banks, including Standard Charted First Bank Korea with a combined limit of up to ₩90,000 million; and a trade financing agreement with 21 banks including Shinhan Bank for up to US$ 11,024 million. In addition, the Company has a credit sales facility agreement with five banks, including Woori Bank and Kookmin Bank and an accounts receivable factoring agreement with Korea Exchange Bank for up to ₩150,000 million. In relation to the credit sales facility agreement with Woori Bank (up to ₩70,000 million) and Kookmin Bank (up to ₩200,000 million), the Company has recourse obligations on the receivables where the extensions have been granted on the credit periods. The Company also has loan facilities with accounts receivable pledged as collateral with four banks, including Woori Bank for up to ₩1,000,000 million.

(D) In 2002, the United States Department of Justice Antitrust Division (the Justice Department) initiated an investigation into alleged anti-trust violations by the sellers of Dynamic Random Access Memory ("DRAM") in the United States, which include Samsung Semiconductor Inc. (SSI), a US subsidiary of the Company. The Company and SSI entered into a plea agreement with the Justice Department on November 30, 2005 and agreed to pay US$300 million over five years. As of December 31, 2005, SSI had accrued US$300 million in provisions in its balance sheet relative to the agreement.

Following the announcement of the Justice Department's investigation, several civil class actions were filed against the Company and SSI. As a result, SSI recognized expenses amounting to US$ 67 million related to direct individual and entity purchasers class actions for the year ended December 31, 2005 which was settled for US$ 67 million in April 2006. SSI has recognized additional expenses amounting to US$ 93.5 million as further potential losses from civil class actions by indirect purchasers for the year ended December 31, 2006. The Company's management believes that although the outcome of this case is uncertain and the results could differ from the current estimates, the outcome will not have a material adverse effect on the operations or financial position of the Company.

(E) The United States Department of Justice Antitrust Division (the Justice Department) and other countries' anti-trust authorities initiated an investigation into alleged anti-trust violations by the sellers of TFT-LCD and SRAM, including the Company and some of its foreign subsidiaries. Following the investigation by the Justice Department, several civil class actions were filed against the Company and its subsidiaries. Furthermore, several civil class actions for anti-trust violations by the sellers of FLASH memory were filed against the Company and its subsidiaries. As of balance sheet date, the outcome of these civil actions is uncertain and accordingly, the ultimate effect of this matter on the financial position of Company cannot be determined.

(F) The Company and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of Samsung Motors Inc. ("SMI") in September 1999. In accordance with this agreement, the Company and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd. (the "Shares"), which were previously transferred to the Creditors in connection with the petition for court receivership of SMI. The Shares were to be disposed of by December 31, 2000 and if the sales proceeds fell short of ₩2,450 billion (the "Shortfall"), the Company and the Affiliates agreed to compensate the Creditors for the Shortfall by other means, including participating in any equity offering or subordinated debentures issued by the Creditors. Any excess proceeds over ₩2,450 billion were to be distributed to the Company and the Affiliates. In the event of non-performance to this agreement, default interest on the Shortfall was agreed to be paid to the Creditors by the Company and the Affiliates.

As of the balance sheet date, the sale of the Shares has not been completed and on December 9, 2005, the Creditors filed a civil action against Mr. Kun-Hee Lee, the chairman of the Company, the Company and 27 of the remaining Affiliates, in connection with this agreement. The Creditors are claiming from Mr. Kun-Hee Lee, the Company and 27 of the Affiliates the agreed sales proceeds amount of ₩2,450 billion together with interest of 6% per annum from January 1, 2001, until the date the Company was served with court process and 20% per annum thereafter until settlement.

In addition, the Creditors are claiming from the Company and 27 of the Affiliates damages resulting from delays amounting to ₩2,287.9 billion (the "Damages"), the aggregate amount of monthly default interest calculated from January 1, 2001, at 19% per annum on ₩2,450 billion, with interest. Interest on the Damages has been calculated by applying 6% per annum on the monthly calculated Damages amount from the following month until the date the Company was served with court process and 20% per annum thereafter until settlement. Additional damage for delays, calculated at 19% per annum on ₩2,450 billion, is also being claimed by the Creditors from December 1, 2005, until settlement.

As of the balance sheet date, the outcome of this case is uncertain and accordingly, the ultimate effect of this matter on the financial position of the Company cannot presently be determined.

(G) As of March 31, 2007, the Company has been named as a defendant in 19 overseas legal actions filed by Matsushita Electric Industrial Co., Ltd., Commissariat A L'Energie Atomique, 02 Micro International Limited, St.Clair Intellectual Property Consultants Inc., Tadahiro Ohmi, Rambus Inc., Sony Ericsson Mobile Communications Inc., Agere systems Inc., Fujinon Corporation, InterDigital Communications Corporation, ON Semiconductor Corporation, Hitachi Global Storage Technologies Netherlands B.V., Stormedia Texas, LLC., Renesas Technology Corp., Anvik Corporation, Technology Development & Licensing, Washington Research Foundation, Zoltar Satellite Alarm System Co., Texas MP3 Technologies, and as the plaintiff in seven overseas legal actions against International Rectifier Corporation, Matsushita Electric Industrial Co., Ltd, Rambus Inc., Sony Ericsson Mobile Communications Inc., ON Semiconductor Corporation, Renesas Technology Corp., InterDigital Communication Corporation for alleged patent infringements.

Domestic legal actions involving the Company include 8 cases as the plaintiff with total claims amounting to approximately ₩9,991 million and 24 cases as the defendant excluding the Samsung Motors Inc. case, mentioned above in (F) amounting to approximately ₩124,436 million.

Considering the legal cases mentioned above and various other claims and proceedings pending as of March 31, 2007, the Company's management believes that, although the outcome of these matters is uncertain, the conclusion of these matters will not have a material adverse effect on the operations or financial position of the Company.

16. Capital Stock

Under its Articles of Incorporation, the Company is authorized to issue 500 million shares of capital stock with a par value of ₩5,000 per share, of which 100 million shares are cumulative, participating preferred stock that are non-voting and entitled to a minimum cash dividend at 9% of par value. In addition, the Company is authorized to issue to investors, other than current shareholders, convertible debentures and debentures with warrants with face values of up to ₩4,000 billion and ₩2,000 billion, respectively. The convertible debentures amounting to ₩3,000 billion and ₩1,000 billion are assigned to common stock and preferred stock, respectively. Debentures with warrants amounting to ₩1,500 billion and ₩500 billion are assigned to common stock and preferred stock, respectively.

The Company is also authorized, subject to the Board of Directors' approval, to issue shares of common or preferred stock to investors other than current shareholders for issuance of depository receipts, general public subscription, urgent financing with financial institutions, and strategic alliance.

See Report of Independent Accountants.

The Company is authorized, subject to the Board of Directors' approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. As of December 31, 2005, 8,310,000 shares of common stock and 1,060,000 shares of non-voting preferred stock had been retired over three trenches, with the Board of Directors' approval.

The Company has issued global depositary receipts ("GDR"), representing certain shares of non-voting preferred stock and common stock, in overseas stock markets are as follows:

	Number of Shares of Stock	Number of Shares of GDR
Non-voting preferred stock	7,695,272	15,390,544
Common stock	4,251,338	8,502,678

In addition to the above issuances, there have been several conversions of foreign currency convertible bonds into GDRs and conversions of the issued GDRs into original shares of common stock or non-voting preferred stock.

As of March 31, 2007, outstanding global depositary receipts consist of 22,538,606 shares for common stock (common stock equivalent: 11,269,303 shares) and 7,440,794 shares for non-voting preferred stock (preferred stock equivalent: 3,720,397 shares).

As of March 31, 2007, exclusive of retired stocks, 147,299,337 shares of common stock and 22,833,427 shares of preferred stock have been issued. The preferred shares, which are non-cumulative and non-voting, were all issued on or before February 28, 1997, and are entitled to an additional cash dividend of 1% of par value over common stock.

The par value of capital stock differs from paid-in capital as the retirement of capital stock was recorded as a deduction from retained earnings.

17. Retained Earnings

Retained earnings as of March 31, 2007 and December 31, 2006, consist of the following:

(In millions of Korean won)		2007		2006
Appropriated				
Legal reserve:				
Earned surplus reserve [1]	₩	450,789	₩	450,789
Reserve for impairment of financial structure [2]		204,815		204,815
Discretionary reserve:				
Reserve for business rationalization		8,512,101		7,512,101
Reserve for overseas market development		510,750		510,750
Reserve for overseas investment losses		164,982		164,982
Reserve for research and human resource development		22,936,458		18,936,458
Reserve for export losses		167,749		167,749
Reserve for loss on disposal of treasury stock		2,550,000		2,000,000
Reserve for capital expenditure		8,216,439		6,660,814
		43,714,083		36,608,458
Unappropriated		1,495,825		7,748,314
Total	₩	45,209,908	₩	44,356,772

[1] The Commercial Code of the Republic of Korea requires the Company to appropriate as a legal reserve, an amount equal to a minimum of 10% of annual cash dividends declared, until the reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock by the resolution of the Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the shareholders.

[2] In accordance with the Regulation for Securities Issuance and Disclosure, the Company is required to appropriate, as a reserve for improvement of the financial structure, an amount equal to at least 50% of the net extraordinary gain on disposal of property, plant and equipment and 10% of net earnings for each year, until the shareholders' equity equals 30% of total assets. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any.

18. Treasury Stock

As of March 31, 2007, the Company holds 21,197,610 common shares and 2,979,693 preferred shares as treasury stocks recorded as a capital adjustment.

19. Stock Option Plan

The Company has a stock option plan that provides for the granting of stock purchase options to employees and directors who have contributed or are expected to contribute to the management and technological innovation of the Company.

A summary of the terms of stock options granted is as follows:

	Date of the Grant							
	March 16, 2000	March 9, 2001	February 28, 2002	March 25, 2002	March 7, 2003	April 16, 2004	October 15, 2004	December 20, 2005
Quantity, net of forfeitures and exercises	900,656	1,210,479	585,759	84,982	228,656	560,649	7,200	10,000
Exercise price [1]	₩272,700	₩197,100	₩329,200	₩342,800	₩288,800	₩580,300	₩460,500	₩606,700
Exercise period from the date of the grant [2]	3~10years	3~10years	2~10years	2~10years	2~10years	2~10years	2~4years	2~10years

[1] The exercise price can be adjusted in the case of the issuance of new shares, stock dividends, stock splits, or stock mergers.

[2] The options will fully vest after two years of continuous employment from the date of grant.

The fair value of each option grant was estimated using the Black-Scholes option-pricing model based on the date of the grant using the following assumptions:

	Date of the Grant							
	March 16, 2000	March 9, 2001	February 28, 2002	March 25, 2002	March 7, 2003	April 16, 2004	October 15, 2004	December 20, 2005
Risk-free interest rates	9.08%	6.04%	5.71%	6.44%	4.62%	4.60%	3.56%	4.95%
Expected stock price volatility	69.48%	74.46%	64.97%	64.90%	60.08%	43.09%	42.46%	32.71%
Expected life	4 years	4 years	3 years	3 years	3 years	3 years	3 years	3 years
Expected dividend yield	0.39%	0.89%	0.73%	0.74%	1.25%	0.73%	0.99%	1.14%

Compensation expense relating to stock options amounted to ₩199 million for the three-month period ended March 31, 2007, and is estimated to be ₩581 million in total for future periods.

20. Accumulated Other Comprehensive Income

Accumulated other comprehensive income as of March 31, 2007 and December 31, 2006, consist of the following:

(In millions of Korean won)	2007	2006
Gain on valuation of available-for-sale securities	₩ 596,579	₩ 510,274
Loss on valuation of available-for-sale securities	(933)	(1,376)
Gain on valuation of equity-method investments	501,519	513,105
Loss on valuation of equity-method investments	(366,948)	(465,079)
	₩ 730,217	₩ 556,924

21. Income Tax

The statutory income tax rate applicable to the Company, including resident surtax, is 27.5%.

Income tax expense for the three-month periods ended March 31, 2007 and 2006, consists of the following:

(In millions of Korean won)	2007	2006
Current income tax	₩ 301,544	₩ 305,913
Increase (decrease) in deferred income taxes	(61,399)	37,922
Items charged directly to shareholders' equity	1,543	(1,895)
	₩ 241,688	₩ 341,940

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the three-month periods ended March 31, 2007 and 2006:

(In millions of Korean won)	2007	2006
Income before taxes	₩ 1,840,899	₩ 2,223,735
Statutory tax rate	27.5%	27.5%
Expected taxes at statutory rate	506,247	611,527
Tax credits	(166,752)	(226,850)
Others, net	(97,807)	(42,737)
Actual taxes	₩ 241,688	₩ 341,940
Effective tax rate	13.13%	15.38%

The income tax effects of temporary differences, including available tax credit carryforwards, comprising deferred income tax assets and liabilities as March 31, 2007, are as follows:

(In millions of Korea won)

	Temporary Differences			Deferred Income Taxes				
	Beginning Balance	Increase (Decrease)	Ending Balance	Beginning Balance	Increase (Decrease)	Ending Balance	Current	Non-Current
Deferred taxes arising from temporary differences								
Special reserves appropriated for tax purposes	₩ (2,038,850)	₩ 145,833	₩ (1,893,017)	₩ (560,684)	₩ 40,104	₩(520,580)	₩ (120,300)	₩ (400,280)
Equity-method investments	(2,627,490)	(397,823)	(3,025,313)	(499,340)	(13,929)	(513,269)	-	(513,269)
Depreciation	(938,866)	122,661	(816,205)	(258,188)	33,732	(224,456)	-	(224,456)
Capitalized interest expense	(128,647)	8,304	(120,343)	(35,378)	2,284	(33,094)	-	(33,094)
Accrued income	(208,642)	4,349	(204,293)	(57,376)	1,195	(56,181)	(56,181)	-
Accrued expenses	1,718,892	295,169	2,014,061	472,695	81,172	553,867	468,221	85,646
Deferred foreign exchange gains	20,024	(238)	19,786	5,507	(66)	5,441	-	5,441
Impairment losses on investments	49,300	(7,874)	41,426	13,558	(2,166)	11,392	-	11,392
Others	93,913	31,640	125,553	25,826	8,702	34,528	(1,709)	36,237
	₩ (4,060,366)	₩ 202,021	₩ (3,858,345)	₩ (893,380)	₩ 151,028	(742,352)	290,031	(1,032,383)
Gain on valuation of available-for-sale securities	₩ (703,826)	₩(119,041)	₩ (822,867)	₩ (193,552)	₩ (32,736)	(226,288)	(1,511)	(224,777)
Loss on valuation of available-for-sale securities	1,898	(612)	1,286	522	(168)	354	84	270
Gain on valuation of equity-method investments	(540,888)	8,343	(532,545)	(27,783)	(3,243)	(31,026)	-	(31,026)
Loss on valuation of equity-method investments	533,266	(110,984)	422,282	68,187	(12,852)	55,335	-	55,335
Total	₩ (709,550)	₩(222,294)	₩ (931,844)	₩ (152,626)	₩ (48,999)	(201,625)	(1,427)	₩ (200,198)
Deferred tax assets arising from the carryforwards								
Tax credit carryforwards	₩ 1,014,832	₩ (65,327)	₩ 949,505	₩ 979,601	₩ (86,494)	893,107	893,107	-
						₩ (50,870)	₩ 1,181,711	₩(1,232,581)

The Company periodically assesses its ability to recover deferred income tax assets. In the event of a significant uncertainty regarding the Company's ultimate ability to recover such assets, a valuation allowance is recorded to reduce the assets to its estimated realizable value.

The Company did not recognize the income tax effect of a ₩399,034 million (2006: ₩411,691 million) temporary difference resulting from the revaluation of land as the Company does not expect cash inflows from the revaluation.

The Company did not recognize the income tax effect of a ₩142,154 million (2006: ₩726,179 million) temporary difference resulting from earnings arising from investments using the equity method as the Company does not expect cash inflows, such as proceeds from the disposal of, or receipts of dividends from equity-method investments, within the foreseeable future.

See Report of Independent Accountants.

The income tax effect of temporary differences, including available tax credit carryforwards, comprising of deferred income tax assets and liabilities as March 31, 2006, are as follows:

(In millions of Korea won)

	Temporary Differences			Deferred Income Taxes				
	Beginning Balance	Increase (Decrease)	Ending Balance	Beginning Balance	Increase (Decrease)	Ending Balance	Current	Non-Current
Deferred tax arising from temporary differences								
Special reserves appropriated for tax purposes	₩ (2,038,850)	₩ -	₩(2,038,850)	₩(560,684)	₩ -	₩(560,684)	₩ (40,102)	₩ (520,582)
Equity-method investments	(1,280,755)	(268,709)	(1,549,464)	(381,023)	(31,972)	(412,995)	-	(412,995)
Depreciation	(684,996)	(90,529)	(775,525)	(188,374)	(24,895)	(213,269)	-	(213,269)
Capitalized interest expense	(141,647)	3,362	(138,285)	(38,953)	924	(38,029)	-	(38,029)
Accrued income	(219,752)	(21,077)	(240,829)	(60,432)	(5,796)	(66,228)	(66,228)	-
Accrued expenses	1,374,401	124,015	1,498,416	377,960	34,104	412,064	365,518	46,546
Deferred foreign exchange gains	25,251	(1,896)	23,355	6,944	(521)	6,423	-	6,423
Impairment losses on investments	55,872	(2,372)	53,500	15,365	(652)	14,713	-	14,713
Others	61,817	(1,821)	59,996	17,000	(500)	16,500	(2,326)	18,826
	₩ (2,848,659)	₩(259,027)	₩ (3,107,686)	₩ (812,197)	₩ (29,308)	(841,505)	256,862	(1,098,367)
Gain on valuation of available-for-sale securities	₩ (530,082)	₩ 12,253	₩ (517,829)	₩ (145,773)	₩ 3,370	(142,403)	(5,761)	(136,642)
Loss on valuation of available-for-sale securities	32,450	(32,130)	320	8,924	(8,837)	87	48	39
Gain on valuation of equity-method investments	(498,476)	10,142	(488,334)	(21,244)	319	(20,925)	-	(20,925)
Loss on valuation of equity-method investments	477,416	100,924	578,340	64,695	5,419	70,114	-	70,114
Total	₩ (518,692)	₩ 91,189	₩ (427,503)	₩ (93,398)	₩ 271	(93,127)	(5,713)	(87,414)
Deferred tax assets arising from the carryforwards								
Tax credit carryforwards	₩ 929,603	₩ 15,088	₩ 944,691	₩ 897,144	₩ (6,098)	891,046	891,046	-
						₩ (43,586)	₩1,142,195	₩(1,185,781)

The Company changed its method of recognizing deferred income tax on temporary differences from investments in subsidiaries and equity investees in accordance with the Korea Accounting Institute opinion 06-2, Accounting for recognition of deferred income tax for investments of interests in subsidiaries, equity investees and joint ventures, announced on December 29, 2006.

As a result of this accounting change, income tax expense for the three-month period ended March 31, 2007, decreased by ₩17,714 million. Retained earnings as of March 31, 2007, gain on valuation of equity-method investments and loss on valuation of equity-method investments for the three-month period then ended, decreased by ₩85,703 million, ₩31,026 million and ₩55,335 million, respectively. In addition, deferred income tax liabilities as of March 31, 2007, increased by ₩61,395 million.

The Company's non-consolidated financial statements presented herein for comparative purposes have been restated to reflect this change. Restatements, as of and for the year ended December 31, 2006, are as follows:

(In millions of Korean won, except per share amounts)	As Previously reported	Adjustments	As Restated
Deferred income tax liabilities	₩1,158,802	₩ 63,013	₩1,221,815
Unappropriated retained earnings	7,851,731	(103,417)	7,748,314
Gain on valuation of equity-method investments	540,888	(27,783)	513,105
Loss on valuation of equity-method investments	(533,266)	68,187	(465,079)
Income tax expenses	1,290,110	9,596	1,299,706
Net income	7,926,087	(9,596)	7,916,491
Basic earnings per share	52,880	(64)	52,816
Diluted earnings per share	52,120	(63)	52,057

Restatements as of and for the three-month period ended March 31, 2006, are as follows:

(In millions of Korean won, except per share amounts)	As Previously reported	Adjustments	As Restated
Deferred income tax liabilities	₩ 1,138,441	₩ 47,340	₩1,185,781
Unappropriated retained earnings	1,884,533	(96,529)	1,788,004
Gain on valuation of equity-method investments	488,334	(20,925)	467,409
Loss on valuation of equity-method investments	(578,340)	70,114	(508,226)
Income tax expenses	339,232	2,708	341,940
Net income	1,884,503	(2,708)	1,881,795
Basic earnings per share	12,436	(18)	12,418
Diluted earnings per share	12,231	(18)	12,213

Restatements as of and for the year ended December 31, 2005, are as follows:

(In millions of Korean won, except per share amounts)	As Previously reported	Adjustments	As Restated
Deferred income tax liabilities	₩ 865,761	₩ 50,370	₩ 916,131
Unappropriated retained earnings	7,563,591	(93,821)	7,469,770
Gain on valuation of equity-method investments	498,476	(21,244)	477,232
Loss on valuation of equity-method investments	(477,416)	64,695	(412,721)
Income tax expenses	1,230,259	29,458	1,259,717
Net income	7,640,213	(29,458)	7,610,755
Basic earnings per share	49,970	(193)	49,777
Diluted earnings per share (in Korean won)	49,128	(189)	48,939

22. Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Ordinary income per share is calculated by dividing ordinary income allocated to common stock, which is net income allocated to common stock, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

Basic earnings per share for the three-month periods ended March 31, 2007 and 2006, are calculated as follows:

(In millions and number of shares, except per share amounts)

	2007	2006
Net income as reported on the statements of income	₩ 1,599,211	₩ 1,881,794
Adjustments:		
Dividends for preferred stock	(30,029)	(28,657)
Excess payment for preferred shares over carrying value	(169,607)	-
Undeclared participating preferred stock dividend	(164,649)	(227,881)
Net income available for common stock	1,234,926	1,625,256
Weighted-average number of common shares outstanding	127,477,625	130,875,824
Earnings per share	₩ 9,687	₩ 12,418

Diluted earnings per share for the three-month periods ended March 31, 2007 and 2006, are calculated as follows:

(In millions and number of shares, except per share amounts)

	2007	2006
Net income available for common stock	₩ 1,234,926	₩ 1,625,257
Adjustment:		
Compensation expense for stock options	-	-
Net income available for common stock and common equivalent shares	1,234,926	1,625,257
Weighted-average number of shares of common stock and common equivalent shares [1] outstanding	129,178,190	133,070,576
Diluted earnings per share	₩ 9,560	₩ 12,213

[1] Common equivalent shares

	2007		
	Number of Shares	**Weight**	**Common Stock Equivalent**
Stock options	153,050,850	90 days	1,700,565

	2006		
	Number of Shares	**Weight**	**Common Stock Equivalent**
Stock options	2,194,752	90 days	2,194,752

The number of dilutive shares of outstanding stock options is calculated by applying the treasury stock method.

Under the treasury stock method, the proceeds from the exercise of the stock options are assumed to be used to purchase common stock at the average market price. The incremental number of shares which is the difference between the number of shares assumed to be issued and the number of shares assumed to be purchased, is included in the denominator in the diluted earnings per share calculation.

Basic earnings per share and diluted earnings per share for the year ended December 31, 2006, were ₩52,816 and ₩52,057, respectively.

23. Comprehensive Income

Comprehensive income for the three-month periods ended March 31, 2007 and 2006, are as follows:

	2007	**2006**
Net income	₩ 1,599,211	₩ 1,881,795
Other comprehensive income	173,293	(90,917)
Gain on valuation of available-for-sale securities, net of related income taxes ₩32,736 million (2006: ₩3,370 million)	86,305	(8,883)
Loss on valuation of available-for-sale securities, net of related income taxes ₩168 million (2006: ₩8,837 million)	443	23,294
Gain on valuation of equity-method investments, net of related income taxes ₩3,243 million (2006: ₩319 million)	(11,586)	(9,823)
Loss on valuation of equity-method investments, net of related income taxes ₩12,052 million (2006: ₩5,419 million)	98,131	(95,505)
Comprehensive income	₩ 1,772,504	₩ 1,790,878

24. Related Party Transactions

Consolidated subsidiaries as of March 31, 2007, are as follows:

Location	Subsidiaries
Korea	Samsung Kwangju Electronics Co., Ltd.
	Samsung Card Co., Ltd.
	STECO Co., Ltd.
	SEMES Co., Ltd.
	Samsung Electronics Service Co., Ltd.
	Living Plaza Co., Ltd.
	Bluetek Co., Ltd.
	Samsung Electronics Logitech Co., Ltd.
	Secron Co., Ltd.
	S-LCD Corp.
	Samsung Electronics Hainan Fiberoptics Korea Co., Ltd. (SEHF-K)
	International Cyber Marketing, Inc.
Americas	Samsung Electronics Canada Inc. (SECA)
	Samsung Electronics America Inc. (SEA)
	Samsung Electronics Latinoamerica (Zona Libre), S.A. (SELA)
	Samsung Electronics Mexico S.A. De C.V. (SEM)
	Samsung Electronics Argentina S.A. (SEASA)
	Samsung Receivables Corporation (SRC)
	Samsung Semiconductor Inc. (SSI)
	Samsung Information Systems America Inc. (SISA)
	Samsung Telecommunications America Inc. (STA)
	Samsung International Inc. (SII)
	Samsung Austin Semiconductor, LLC. (SAS)
	Samsung Mexicana S.A. De C.V. (SAMEX)
	Samsung Electronics Latinoamerica Miami, Inc. (SEMI)
	Samsung Electronica Columbia S.A. (SAMCOL)
	Samsung Electronica Da Amazonia Ltda. (SEDA)
	SEMES America Inc.
	Samsung Electronics Chile Ltda.
	Samsung Semiconductor International Inc.
	Samsung Semiconductor Mexico, S.A. De C.V.
	Tasman Properties, Inc.

Location	Subsidiaries
Europe	Samsung Electronics Iberia, S.A. (SESA)
	Samsung Electronics Nordic AB (SENA)
	Samsung Electronics Hungarian RT. Co., Ltd. (SEH)
	Samsung Electronics Portuguesa S.A. (SEP)
	Samsung Electronics France S.A. (SEF)
	Samsung Electronics (UK) Ltd. (SEUK)
	Samsung Electronics Holding GmbH (SEHG)
	Samsung Electronics Italia S.P.A. (SEI)
	Samsung Electronics South Africa (Pty) Ltd. (SSA)
	Samsung Electronics Benelux B.V. (SEBN)
	Samsung Electronics Poland, SP.ZO.O (SEPOL)
	Samsung Semiconductor Europe Limited (SSEL)
	Samsung Electronics GmbH (SEG)
	Samsung Semiconductor Europe GmbH (SSEG)
	Samsung Electronics Austria GmbH (SEAG)
	Samsung Electronics Overseas B.V. (SEO)
	Samsung Electronics Europe Logistics B.V. (SELS)
	LLC Samsung Electronics Rus. (SER)
	LLC Samsung Electronics Rus Company (SERC)
	Samsung Electronics Slovakia s.r.o (SESK)
	LLC Samsung Russia Service Center (SRSC)
	Samsung-Crosna Joint Stock Company
	Samsung Electronics Ukraine
	Samsung Telecommunications Benelux
	Samsung Electronics Limited
	Samsung Telecoms (UK) Ltd.
	Samsung Electronics Manufacturing (UK) Ltd.
	Samsung Electronics Kazakhstan
	Samsung Semiconductor France S.A.R.L
	Samsung Semiconductor Italia S.R.L
	Samsung Semiconductor Sweden AB

Location	Subsidiaries
Asia	Samsung Yokohama Research Institute (SYRI)
	Samsung Electronics Australia Pty. Ltd. (SEAU)
	PT. Samsung Electronics Indonesia (SEIN)
	Samsung Asia Private Ltd. (SAPL)
	Samsung Electronics Asia Holding Pte. Ltd. (SEAH)
	Samsung Electronics Display (M) SDN.OMD. (HSD) (SDMA)
	Samsung Electronics Malaysia SDN.BHD. (SEMA)
	Samsung Vina Electronics Co., Ltd. (SAVINA)
	Samsung Gulf Electronics Co., Ltd. (SGE)
	Samsung India Electronics Ltd. (SIEL)
	Thai-Samsung Electronics Co., Ltd. (TSE)
	Samsung Electronics Philippines Corporation (SEPCO)
	Samsung Electronics Philippine Manufacturing Corp. (SEPHIL)
	Samsung Japan Co., Ltd. (SJC)
	PT. Samsung Telecommunications Indonesia (STIN)
	Samsung Malaysia Electronics SDN.BHD. (SME)
	Samsung India Software Operations Pvt. Ltd. (SISO)
	Samsung Telecommunications India (STI)
	Batino Realty Corporation
China	Samsung Electronics Hong Kong Co., Ltd. (SEHK)
	Samsung Electronics Taiwan Co., Ltd. (SET)
	Samsung Electronics Huizhou Co., Ltd. (SEHZ)
	Samsung Electronics (Shandong) Digital Printing Co., Ltd. (SSDP)
	Samsung Electronics Suzhou Semiconductor Co., Ltd. (SESS)
	Suzhou Samsung Electronics Co., Ltd. (SSEC)
	Samsung (China) Investment Co., Ltd. (SCIC)
	Tianjin Samsung Electronics Co., Ltd. (TSEC)
	Tianjin Samsung Electronics Display Co., Ltd. (TSED)
	Tianjin Tongguang Samsung Electronics Co., Ltd. (TTSEC)
	Tianjin Samsung Telecom Technology Co., Ltd. (TSTC)
	Samsung Electronics Suzhou LCD Co., Ltd. (SESL)
	Samsung Electronics Suzhou Computer Co., Ltd. (SESC)
	Shanghai Samsung Semiconductor Co., Ltd. (SSS)
	Shenzhen Samsung Kejian Mobile Telecommunication Technology Co., Ltd. (SSKMT)
	Samsung Electronics Hainan Fiberoptics Co., Ltd. (SEHF)
	Samsung Electronics Beijing Service Co., Ltd. (SBSC)
	Hangzhou Samsung Eastcom Network Technology Co., Ltd. (HSEN)
	Samsung Semiconductor China R&D Co., Ltd. (SSCR)
	Beijing Samsung Telecom. R&D Center
	Samsung Electronics China R&D Center
	Samsung Electronics Sehenzhen Co.,Ltd.

Significant transactions with related parties for the three-month periods ended March 31, 2007 and 2006, and the related receivables and payables as of March 31, 2007 and December 31, 2006, are as follows:

(In millions of Korean won)	2007			
	Sales	Purchases	Receivable	Payable
Subsidiaries				
S-LCD Corporation	₩ 253,371	₩ 429,324	₩ 338,009	₩ 189,203
Samsung Kwangju Electronics Co., Ltd.	974	491,641	1,095	341,495
Samsung Japan Co., Ltd	710,105	230,843	18,015	279,984
Samsung Telecommunications America Inc.	378,896	53,965	17,958	131,101
Samsung Electronics Taiwan Co., Ltd.	1,031,319	181,963	46,935	36,647
Samsung Semiconductor Inc.	1,524,775	3,916	66,165	-
Samsung Asia Private Ltd.	421,645	194,232	7,461	27,254
Samsung Electronics Hong Kong Co., Ltd.	563,531	252,717	36,772	51,627
Samsung Electronics America Inc.	166,176	309,132	3,765	53,089
Samsung Semiconductor Europe GmbH	1,148,111	845	49,187	1133
Samsung Electronics Overseas B.V.	111,444	8,907	3,985	3,592
Samsung Electronics (UK) Ltd.	265,999	14,795	4,524	12,948
Samsung Electronics France S.A.	220,777	167	2,291	12,778
Samsung Semiconductor Europe Limited	312,283	399	12,287	116
Samsung International Inc.	150,689	3,708	36,698	1201
Samsung Electronics Italia S.P.A.	89,169	1,188	5,527	3,108
Tianjin Samsung Telecom Technology Co., Ltd.	741,290	-	74,097	-
Samsung Electronics Suzhou Computer Co., Ltd.	24,458	104,019	13,673	53,891
Others	2,984,033	773,938	460,047	459,230
	₩11,099,045	₩ 3,055,699	₩ 1,198,491	₩ 1,658,397

(In millions of Korean won)	2007			
	Sales	Purchases	Receivable	Payable
Equity Investees				
Samsung SDI Co., Ltd.	₩ 27,879	₩ 182,835	₩ 9,522	₩ 99,235
Samsung SDS Co., Ltd.	7,802	157,310	9,198	110,175
Samsung Electro-Mechanics Co., Ltd.	6,727	247,762	4,871	106,812
Samsung Corning Precision Glass Co., Ltd	295	179,526	99	28,393
Samsung Techwin Co., Ltd.	17143	119,528	19,135	67,203
Seoul Commtech Co., Ltd	1,891	20,740	2561	31,405
Others	2,614	55,410	25,288	38,503
	₩ 64,351	₩ 963,111	₩ 70,674	₩ 481,726
Others				
Samsung Corporation	₩ 5,192	₩ 484,217	₩ 4,971	₩ 683,441
iMarket Korea Inc.	11,623	71,064	16,382	89,686
Samsung Life Insurance Co., Ltd	10,011	2,272	17,727	431
Cheil Communications Inc.	250	58,296	82	119,723
Samsung Everland	220	60,647	213,414	42,494
Samsung Heavy Industries Co., Ltd.	2,566	15,677	4,981	19,183
Samsung Fire & Marine Insurance Co., Ltd.	2,503	12,175	707	8,349
Samsung America Inc.	-	14,476	-	119,098
Samsung Deutschland GmbH	1,725	321,379	-	29,381
Others	22,056	77,535	6,483	59,680
	₩ 56,146	₩ 1,117,738	₩ 264,747	₩ 1,171,466

See Report of Independent Accountants.

(In millions of Korean won)	2006			
	Sales	Purchases	Receivable	Payable
Subsidiaries				
S-LCD Corporation	₩ 235,047	₩ 486,742	₩ 327,564	₩ 161,129
Samsung Kwangju Electronics Co., Ltd.	6,802	411,573	1,097	342,032
Samsung Japan Co., Ltd	867,633	474,275	13,140	244,467
Samsung Telecommunications America Inc.	418,756	96,330	3,186	166,839
Samsung Electronics Taiwan Co., Ltd.	859,721	131,986	55,441	42,696
Samsung Semiconductor Inc.	1,607,824	3,837	93,545	-
Samsung Asia Private Ltd.	600,192	210,261	20,322	36,921
Samsung Electronics Hong Kong Co., Ltd.	471,747	291,330	33,143	40,261
Samsung Electronics America Inc.	151,583	316,004	6,716	65,619
Samsung Semiconductor Europe GmbH	960,331	260	39,527	3,324
Samsung Electronics Overseas B.V.	398,412	7,990	67,731	20,103
Samsung Electronics (UK) Ltd.	350,288	46,018	5,584	54,091
Samsung Electronics France S.A.	328,738	453	3,305	24,730
Samsung Semiconductor Europe Limited	262,463	155	26,841	3,702
Samsung International Inc.	91,925	3,072	49,287	2,010
Samsung Electronics Italia S.P.A.	197,623	1,109	1,730	41,100
Tianjin Samsung Telecom Technology Co., Ltd.	454,343	1	67,542	-
Samsung Electronics Suzhou Computer Co., Ltd.	59,975	84,934	9,274	41,010
Others	2,759,147	688,829	382,792	593,320
	₩11,082,550	₩ 3,255,159	₩ 1,207,767	₩ 1,883,354

See Report of Independent Accountants.

(In millions of Korean won)	2006			
	Sales	**Purchases**	**Receivable**	**Payable**
Equity Investees				
Samsung SDI Co., Ltd.	₩ 45,034	₩ 374,395	₩ 19,300	₩ 127,143
Samsung SDS Co., Ltd.	8,036	156,863	13,477	126,857
Samsung Electro-Mechanics Co., Ltd.	14,178	270,446	8,532	86,312
Samsung Corning Precision Glass Co., Ltd	142	157,114	100	4,254
Samsung Techwin Co., Ltd.	131	136,682	24,200	50,216
Seoul Commtech Co., Ltd	1,380	19,788	2,760	36,411
Others	2,742	50,243	25,952	42,737
	₩ 71,643	₩ 1,165,531	₩ 94,321	₩ 473,930
Others				
Samsung Corporation	₩ 5,887	₩ 326,147	₩ 28,630	₩ 499,446
iMarket Korea Inc.	10,301	78,346	13,066	102,870
Samsung Life Insurance Co., Ltd.	7,724	2,213	20,926	565
Cheil Communications Inc.	252	73,365	62	205,040
Samsung Everland	207	48,764	213,362	37,614
Samsung Heavy Industries Co., Ltd.	2,871	55,240	12,832	14,558
Samsung Fire & Marine Insurance Co., Ltd.	6,729	15,655	707	2,030
Samsung America Inc.	-	12,439	-	103,834
Samsung Deutschland GmbH	-	225,634	-	123,334
Others	31,645	62,221	9,663	79,723
	₩ 65,616	₩ 900,024	₩ 299,248	₩ 1,169,014

As of March 31, 2007, lease receivables under capital lease amounting to ₩209,543 million (December 31, 2006: ₩223,488 million) are included in the receivables from S-LCD Corporation.

As of March 31, 2007, the balance of beneficiary certificates from Samsung Securities Co., Ltd. amounted to ₩354,562 million (December 31, 2006: ₩1,156,158 million).

Key Management Compensation

For the three-month period ended March 31, 2007, the Company recognized key management compensation expenses for short-term benefits of ₩5,589 million (including provision for short-term incentives), long-term benefits of ₩3,845 million and severance benefits of ₩4,869 million. Key management consists of registered executive officers who have the authority and responsibility in the planning, directing and controlling of Company operations.

25. Research and Development Costs

Research and development costs incurred and expensed for the ended three-month periods ended March 31, 2007 and 2006, consist of the following:

(In millions of Korean won)	2007	2006
Research expenses	₩ 635,648	₩ 561,428
Ordinary development expenses	849,865	796,372
	₩ 1,485,513	₩ 1,357,800

26. Segment Information

A summary of financial data by business segment and geographic area as of and for the three-month periods ended March 31, 2007 and 2006, is as follows:

(In millions of Korean won)

	2007 Summary of Business by Segment					
	Digital Media	Telecom-communications	Semi-conductor	LCD	Digital Appliances	Others
Sales						
Net sales to external customers	₩1,553,629	₩ 4,602,755	₩ 4,478,683	₩ 2,844,184	₩ 774,242	₩ 132,519
Intersegment sales	12,661	1,020	365,800	189,516	305	12,990
	₩1,566,290	₩ 4,603,775	₩ 4,844,483	₩ 3,033,700	₩ 774,547	₩ 145,509
Operating profit (loss)	₩ (35,496)	₩ 598,012	₩ 537,240	₩ 73,128	₩ (165)	₩ 10,388
Property, plant and equipment and intangible assets	₩ 755,519	₩ 1,279,822	₩ 17,861,805	₩ 7,378,342	₩ 127,857	₩2,965,307
Depreciation and amortization	₩ 18,321	₩ 61,962	₩ 1,145,049	₩ 391,658	₩ 4,669	₩ 40,521

(In millions of Korean won)

	2006 Summary of Business by Segment					
	Digital Media	Telecom-communications	Semi-conductor	LCD	Digital Appliances	Others
Sales						
Net sales to external customers	₩ 1,556,228	₩ 4,591,694	₩ 4,328,479	₩ 2,678,972	₩ 687,541	₩ 116,343
Intersegment sales	14,146	691	466,626	264,403	1,068	11,020
	₩ 1,570,374	₩ 4,592,385	₩ 4,795,105	₩ 2,943,375	₩ 688,609	₩ 127,363
Operating profit (loss)	₩ (53,639)	₩ 464,491	₩ 1,116,780	₩ 107,674	₩ (18,013)	₩ (3,307)
Property, plant and equipment and intangible assets	₩ 676,921	₩ 1,296,503	₩ 14,919,173	₩ 6,257,829	₩ 153,280	₩2,808,778
Depreciation and amortization	₩ 17,783	₩ 57,558	₩ 900,074	₩ 267,166	₩ 5,636	₩ 36,515

	Summary of Sales by Geographic Area				
	South Korea	Asia (excluding South Korea)	Europe	America	Africa
2007	₩ 3,082,409	₩ 6,205,108	₩ 2,820,912	₩ 2,193,931	₩ 83,652
2006	₩ 2,561,912	₩ 6,292,340	₩ 3,215,899	₩ 1,779,138	₩ 109,968

27. Transactions Not Affecting Cash Flows

Significant transactions not affecting cash flows for the three-month periods ended March 31, 2007 and 2006, are as follows:

(In millions of Korean won)	2007	2006
Write-off of accounts receivables and others	₩ -	₩ 565
Increase (Decrease) gain on valuation of available-for-sale securities	92,601	(6,221)
Increase (Decrease) loss on valuation of available-for-sale securities	(22)	(22,889)
Decrease in gain on valuation of available-for-sale securities due to disposal	6,296	2,662
Decrease in loss on valuation of available-for-sale-securities due to disposal	421	405
Increase (Decrease) gain on valuation of equity-method investments	(11,586)	(9,823)
Increase (Decrease) loss on valuation of equity-method investments	(98,131)	95,505
Reclassification of construction-in-progress and machinery-in-transit to other property, plant and equipment accounts	1,811,775	2,299,057
Reclassification of construction-in-progress to intangible assets accounts	18,762	10,161
Reclassification of construction-in-progress to lease receivables	2,911	578
Current maturities of other long-term liabilities	18,532	33,995

END